As filed with the Securities and Exchange Commission on November 19, 2019

Securities Act File No. 333-220232

Investment Company Act File No. 811-04700

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

(Check Appropriate Box or Boxes)

☒ Registration Statement under the Securities Act of 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 3

and/or

☒ Registration Statement under the Investment Company Act of 1940

☒ Amendment No. 64

THE GABELLI EQUITY TRUST INC.

(Exact Name of Registrant as Specified in Charter)

One Corporate Center, Rye, New York 10580-1422

(Address of Principal Executive Offices)

Registrant’s Telephone Number, Including Area Code: (800) 422-3554

Bruce N. Alpert

The Gabelli Equity Trust Inc.

One Corporate Center

Rye, New York 10580-1422

(914) 921-5100

(Name and Address of Agent for Service)

Copies to:

Andrea R. Mango, Esq. The Gabelli Equity Trust Inc. One Corporate Center Rye, New York 10580-1422 (914) 921-5100	James G. Silk, Esq. Willkie Farr & Gallagher LLP 1875 K Street, N.W. Washington, DC 20006-1238 (202) 303-1000

Approximate date of proposed public offering: From time to time after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a dividend reinvestment plan, check the following box.    ☒

It is proposed that this filing will become effective (check appropriate box)

☒	When declared effective pursuant to section 8(c).

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐

This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration number of the earlier effective registration statement for the same offering is [●].

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities	Amount Being Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock (2)	☐ Shares	$☐	$☐	$☐
Preferred Stock (2)	☐ Shares	$☐	$☐	$☐
Subscription Rights to Purchase Common Stock (2)			$☐	$☐
Subscription Rights to Purchase Preferred Stock (2)			$☐	$☐
Subscription Rights to Purchase Common Stock and Preferred Stock (2)			$☐	$☐
Total	☐ Shares	$☐	$500,000,000(3)	$62,250(4)

(1)

Estimated pursuant to Rule 457 solely for the purpose of determining the registration fee. The proposed maximum offering price per security will be determined, from time to time, by the Registrant in connection with the sale by the Registrant of the securities registered under this registration statement.

(2)

There is being registered hereunder an indeterminate principal amount of common stock or preferred stock as may be sold, from time to time, including subscription rights to purchase common stock and/or preferred stock.

(3)	In no event will the aggregate offering price of all securities offered from time to time pursuant to this Registration Statement exceed $500 million.

(4)

Pursuant to Rule 457(p) under the Securities Act of 1933, as amended, this Registration Statement includes a payment of $28,451 that was paid on October 20, 2017 and a credit of $33,799 that was claimed on October 20, 2017 for fees attributable to $262,417,371 of securities previously registered and unsold under the Registrant’s registration statement filed on April 14, 2014 (File No. 333-195247).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion,

Preliminary Base Prospectus dated November 19, 2019

PRELIMINARY PROSPECTUS

$500,000,000

The Gabelli Equity Trust Inc.

Common Stock

Preferred Stock

Subscription Rights to Purchase Common Stock

Subscription Rights to Purchase Preferred Stock

Subscription Rights to Purchase Common Stock and Preferred Stock

Important Note. Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund’s annual and semiannual shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Fund’s website (https://gabelli.com/), and you will be notified by mail each time a report is posted and provided with a website link to access the report. If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. To elect to receive all future reports in paper free of charge, please contact your financial intermediary, or, if you invest directly with the Fund, you may call 800-422-3554 or send an email request to info@gabelli.com. Your election to receive reports in paper will apply to all funds held in your account if you invest through your financial intermediary or all funds held within the fund complex if you invest directly with the Fund.

Investment Objectives. The Gabelli Equity Trust Inc. (the “Fund”) is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund’s primary investment objective is to achieve long term growth of capital by investing primarily in a portfolio of equity securities consisting of common stock, preferred stock, convertible or exchangeable securities, and warrants and rights to purchase such securities. Income is a secondary investment objective. Gabelli Funds, LLC (the “Investment Adviser”) serves as investment adviser to the Fund. Under normal market conditions, the Fund will invest at least 80% of the value of its total assets in equity securities. The Fund was organized as a Maryland corporation on May 20, 1986, and commenced its investment operations on August 21, 1986. An investment in the Fund is not appropriate for all investors. We cannot assure you that the Fund’s objectives will be achieved.

We may offer, from time to time, in one or more offerings, shares of our common stock or preferred stock, each having a par value of $0.001 per share, or our subscription rights to purchase our common stock or preferred stock. Shares may be offered at prices and on terms to be set forth in one or more supplements to this Prospectus (each a “Prospectus Supplement”). You should read this Prospectus and the applicable Prospectus Supplement carefully before you invest in our shares.

Our shares may be offered directly to one or more purchasers, including existing stockholders in a rights offering, through agents designated from time to time by us, or to or through underwriters or dealers. The Prospectus Supplement relating to the offering will identify any agents or underwriters involved in the sale of our shares, and will set forth any applicable purchase price, fee, commission, or discount arrangement between us and our agents or underwriters, or among our underwriters, or the basis upon which such amount may be calculated. The Prospectus Supplement relating to any sale of shares of preferred stock will set forth the liquidation preference and information about the dividend period, dividend rate, any call protection or non-call period, and other matters. The Prospectus Supplement relating to any offering of subscription rights will set forth the number of shares (preferred or common) issuable upon the exercise of each right (or number of rights) and the other terms of such rights offering. We may not sell any of our securities through agents, underwriters or dealers without delivery of a Prospectus Supplement describing the method and terms of the particular offering. Shares of our common stock are listed on the New York Stock Exchange (“NYSE”) under the symbol “GAB.” Currently, the Fund’s 5.875% Series D Cumulative Preferred Stock, Series G Cumulative Preferred Stock, 5.00% Series H Cumulative Preferred Stock and 5.45% Series J Cumulative Preferred Stock are listed on the NYSE under the symbol “GAB PrD,” “GAB PrG,” “GAB PrH” and “GAB PrJ,” respectively. Any future series of fixed rate preferred stock would also likely be listed on a stock exchange. On November 18, 2019, the last reported NYSE sale price of shares of our common stock was $6.12 per share. The net asset value of shares of the Fund’s common stock at the close of business on November 18, 2019 was $5.86 per share.

Shares of closed-end funds often trade at a discount from net asset value. This creates a risk of loss for an investor purchasing shares in a public offering.

Investing in the Fund’s shares involves risks. See “Risk Factors and Special Considerations” on page 33 for factors that should be considered before investing in shares of the Fund, including “Leverage Risk” on page 33.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This Prospectus may not be used to consummate sales of shares by us through agents, underwriters, or dealers unless accompanied by a Prospectus Supplement.

This Prospectus sets forth concisely the information about the Fund that a prospective investor should know before investing. You should read this Prospectus, which contains important information about the Fund, before deciding whether to invest in the shares, and retain it for future reference. A Statement of Additional Information, dated November 19, 2019, containing additional information about the Fund, has been filed with the Securities and Exchange Commission and is incorporated by reference in its entirety into this Prospectus. You may request a free copy of our annual and semiannual reports, request a free copy of the Statement of Additional Information, the table of contents of which is on page 78 of this Prospectus, request other information about us and make stockholder inquiries by calling (800) GABELLI (422-3554) or by writing to the Fund, or obtain a copy (and other information regarding the Fund) from the Securities and Exchange Commission’s web site (http://www.sec.gov). Our annual and semiannual reports are also available on our website (www.gabelli.com). The Statement of Additional Information is only updated in connection with an offering and is therefore not available on the Fund’s website.

Our shares do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

You should rely only on the information contained or incorporated by reference in this Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer to sell these securities in any state where the offer or sale is not permitted. You should not assume that the information contained in this Prospectus is accurate as of any date other than the date of this Prospectus.

PROSPECTUS SUMMARY

This is only a summary. This summary may not contain all of the information that you should consider before investing in our shares. You should review the more detailed information contained in this Prospectus and the Statement of Additional Information dated November 19, 2019 (the “SAI”).

The Fund

The Gabelli Equity Trust Inc. is a closed-end, non-diversified management investment company organized as a Maryland corporation on May 20, 1986. Throughout this Prospectus, we refer to The Gabelli Equity Trust Inc. as the “Fund” or as “we.” See “The Fund.”

The Fund’s outstanding shares of common stock, par value $0.001 per share, are listed on the New York Stock Exchange under the symbol “GAB.” As of September 30, 2019, the net assets of the Fund attributable to its common stock were $1,436,050,903. As of September 30, 2019, the Fund had outstanding 256,142,925 shares of common stock; 2,880 shares of Series C Auction Rate Cumulative Preferred Stock, liquidation preference $25,000 per share (the “Series C Auction Rate Preferred”); 2,363,860 shares of 5.875% Series D Cumulative Preferred Stock, liquidation preference $25 per share (the “Series D Preferred”); 1,120 shares of Series E Auction Rate Preferred Stock, liquidation preference $25,000 per share (the “Series E Auction Rate Preferred”); 2,779,796 shares of Series G Cumulative Preferred Stock, liquidation preference $25 per share (the “Series G Preferred”); 4,172,873 shares of 5.00% Series H Cumulative Preferred Stock, liquidation preference $25 per share (the “Series H Preferred”) and 3,200,000 shares of 5.45% Series J Cumulative Preferred Stock, liquidation preference $25 per share (the “Series J Preferred”). The Series C Auction Rate Preferred, Series D Preferred, Series E Auction Rate Preferred, Series G Preferred, Series H Preferred and Series J Preferred have the same seniority with respect to distributions and liquidation preference.

The Offering

We may offer, from time to time, in one or more offerings, our common stock, $0.001 par value per share, and our preferred stock, $0.001 par value per share. The shares may be offered at prices and on terms to be set forth in one or more supplements to this Prospectus (each a “Prospectus Supplement”). We may also offer subscription rights to purchase our common stock or preferred stock. The offering price per share of our common stock will not be less than the net asset value per share of our common stock at the time we make the offering, exclusive of any underwriting commissions or discounts, provided that transferable rights offerings that meet certain conditions may be offered at a price below the then current net asset value. See “Rights Offerings.” You should read this Prospectus and the applicable Prospectus Supplement carefully before you invest in our shares. Our shares may be offered directly to one or more purchasers, through agents designated from time to time by us, or to or through underwriters or dealers. The Prospectus Supplement relating to the offering will identify any agents, underwriters or dealers involved in the sale of our shares, and will set forth any applicable purchase price, fee, commission or discount arrangement between us and our agents or underwriters, or among our underwriters, or the basis upon which such amount may be calculated. The Prospectus Supplement relating to any sale of preferred stock will set forth the liquidation preference and information about the dividend period, dividend rate, any call protection or non-call period and other matters. The Prospectus Supplement relating to any offering of subscription rights will set forth the number of shares (preferred or common) issuable upon the exercise of each right (or number of rights) and the other terms of such rights offering. We may not sell any of our securities through agents, underwriters or dealers without delivery of a Prospectus Supplement describing the method and terms of the particular offering. Shares of our common stock are listed on the New York Stock Exchange (“NYSE”) under the symbol “GAB.” Currently, the Fund’s Series D Preferred, Series G Preferred, Series H Preferred and Series J Preferred are listed on the NYSE under the symbol “GAB PrD,” “GAB PrG,” “GAB PrH” and “GAB PrJ,” respectively. Any future series of fixed rate preferred stock would also likely be listed on a stock exchange. On November 18, 2019 the last reported NYSE sale price of shares of our common stock was $6.12 per share. The net asset value of shares of the Fund’s common stock at the close of business on November 18, 2019 was $5.86 per share.

Investment Objectives and Policies

The Fund’s primary investment objective is to achieve long term growth of capital by investing primarily in a portfolio of equity securities consisting of common stock, preferred stock, convertible or exchangeable securities, and warrants and rights to purchase such securities selected by the Investment Adviser. Income is a secondary investment objective.

Under normal market conditions, the Fund will invest at least 80% of the value of its total assets in equity securities (the “80% Policy”). The 80% Policy may be changed without stockholder approval. The Fund will provide stockholders with notice at least 60 days prior to the implementation of any change in the 80% Policy.

The Investment Adviser selects investments on the basis of fundamental value and, accordingly, the Fund typically invests in the securities of companies that are believed by the Investment Adviser to be priced lower than justified in relation to their underlying assets. Other important factors in the selection of investments include favorable price/earnings and debt/equity ratios and strong management.

The Fund seeks to achieve its secondary investment objective of income, in part, by investing up to 10% of its total assets in a portfolio consisting primarily of high yielding, fixed income securities, such as corporate bonds, debentures, notes, convertible securities, preferred stock, and domestic and foreign government obligations. Fixed income securities purchased by the Fund may be rated as low as C by Moody’s Investors Service, Inc. (“Moody’s”) or D by Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc. (“S&P”), or may be unrated securities considered to be of equivalent quality. Securities that are rated C by Moody’s are the lowest rated class and can be regarded as having extremely poor prospects of ever obtaining investment grade standing. Debt rated D by S&P is in default or is expected to default upon maturity of payment date. These debt securities, which are often referred to in the financial press as “junk bonds,” are predominantly speculative and involve major risk exposure to adverse conditions. The Fund may invest in fixed income securities of any maturity and any duration when it appears that the Fund will be better able to achieve its investment objective through investments in such securities or when the Fund is temporarily in a defensive position. The average duration and average maturity of the Fund’s investments in debt securities will vary from time to time depending on the views of the Investment Adviser.

The Fund invests in equity securities across all market capitalization ranges. The Fund may invest up to 35% of its total assets in foreign securities. Among the foreign securities in which the Fund may invest are those issued by companies located in emerging markets.

No assurance can be given that the Fund’s investment objectives will be achieved. See “Investment Objectives and Policies.”

Common Stock

Currently, 337,024,900 shares of the Fund’s capital stock, which includes the common stock being registered with this registration statement, are classified as common stock, par value $0.001 per share. Holders of the common stock are entitled to one vote per share held. Holders of the common stock are entitled to share equally in distributions authorized by the Fund’s Board of Directors (the “Board”) payable to the holders of such shares and in the net assets of the Fund available on liquidation for distribution to holders of such shares. The shares of common stock have noncumulative voting rights and no conversion, preemptive or other subscription rights, and are not redeemable. In the event of liquidation, each share of Fund common stock is entitled to its proportion of the Fund’s assets after payment of debts and expenses and the amounts payable to holders of the Fund’s preferred stock ranking senior to the shares of common stock of the Fund. As of September 30, 2019, 256,142,925 shares of common stock of the Fund were outstanding.

Preferred Stock

Currently, 32,975,100 shares of the Fund’s capital stock, which includes the preferred stock being registered with this registration statement, have been classified by the Board of the Fund or any duly authorized committee thereof as preferred stock, par value $0.001 per share. The Fund’s Board may reclassify authorized and unissued shares of the Fund, previously classified as common stock, as preferred stock prior to the completion of any offering. The number of shares and terms of each series of preferred stock may be fixed by the Board and may materially limit and/or qualify the rights of holders of the Fund’s common stock. If the Fund’s Board determines that it may be advantageous to the holders of the Fund’s common stock for the Fund to utilize additional leverage, the Fund may issue additional series of fixed rate preferred stock (“Fixed Rate Preferred Stock”). Any Fixed Rate Preferred Stock issued by the Fund will pay distributions at a fixed rate, which may be reset after an initial period. As of September 30, 2019, 2,880 shares of Series C Auction Rate Preferred, 2,363,860 shares of Series D Preferred, 1,120 shares of Series E Auction Rate Preferred, 2,779,796 shares of Series G Preferred, 4,172,873 shares of Series H Preferred and 3,200,000 shares of Series J Preferred were issued and outstanding. Leverage creates a greater risk of loss as well as a potential for more gains for the common stock than if leverage were not used. See “Risk Factors and Special Considerations—Leverage Risk” and “Certain Investment Practices—Leveraging.” The Fund may also engage in investment management techniques which will not be considered senior securities if the Fund establishes in a segregated account cash or other liquid securities equal to the Fund’s obligations in respect of such techniques. The Fund may borrow money in accordance with its investment restrictions, including as a temporary measure for extraordinary or emergency purposes. The Fund will not borrow for investment purposes.

Dividends and Distributions

Preferred Stock Distributions. In accordance with the Fund’s Articles of Incorporation (together with any amendments or supplements thereto, including any articles supplementary of the Fund establishing a series of preferred stock (the “Articles Supplementary”) and together with the Articles of Incorporation, the “Charter”) and as required by the 1940 Act, all shares of preferred stock of the Fund must have the same seniority with respect to distributions. Accordingly, no full distribution will be declared or paid on any series of preferred stock of the Fund for any dividend period, or part thereof, unless full cumulative dividends and distributions due through the most recent dividend payment dates for all series of outstanding preferred stock of the Fund are declared and paid. If full cumulative distributions due have not been declared and made on all outstanding preferred stock of the Fund. Any partial distributions on such preferred stock will be made as nearly pro rata as possible in proportion to the respective amounts of distributions accumulated but unmade on each such series of preferred stock on the relevant dividend payment date.

The Fund did not make return of capital distributions to its preferred stockholders during the year ended December 31, 2018. See “Composition of Distributions.”

Common Stock Distributions. In order to allow its common stockholders to realize a predictable, but not assured, level of cash flow and some liquidity periodically on their investment without having to sell shares, the Fund has adopted a managed distribution policy, which may be modified at any time by the Board, of paying a minimum annual distribution of 10% of the average net asset value of the Fund to common stockholders. The Fund has made quarterly distributions with respect to shares of its common stock since 1987. A portion of the distributions to common stockholders during twenty of the thirty-two fiscal years that distributions were paid since the Fund’s inception has included a return of capital. Under the Fund’s distribution policy, the Fund declares and pays quarterly distributions from net investment income, capital gains, and paid-in capital. The actual source of the distribution for tax purposes is determined after the end of the year. Pursuant to this policy, distributions during the year may be made in excess of required distributions. To the extent such distributions are made from current earnings or accumulated earnings and profits, they are considered ordinary income or long term capital gains. The Fund’s current distribution policy may restrict the Fund’s ability to pass through to stockholders all of its net realized long term capital gains as a capital gain dividend, subject to the maximum federal income tax rate of 20% (plus an additional 3.8% Medicare contribution surcharge on income and net gain from investments), and may cause such gains to be treated as ordinary income subject to a maximum federal income tax rate of 37% plus the 3.8% Medicare contribution surcharge.

For the fiscal year ended December 31, 2018, the Fund made distributions of $0.64 per share of common stock, approximately 5.60% of which was deemed a return of capital. See “Composition of Distributions.”

Composition of Distributions. Distributions sourced from paid-in capital should not be considered as dividend yield or the total return from an investment in the Fund’s preferred or common stock. Stockholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Stockholders should not assume that the source of a distribution from the Fund is net profit. In the event that for any calendar year Fund does not generate a total return from dividends and interest received and net realized capital gains in an amount equal to or in excess of the total distributions on shares of the Fund’s common stock or preferred stock in such year, as applicable, the excess distributions will generally be treated as a tax free return of capital (to the extent of the shareholder’s tax basis in the shares). The amount treated as a tax free return of capital will reduce the net asset value of the shares of the Fund’s stock and a shareholder’s adjusted tax basis in the shares of the common stock or preferred stock, as applicable, which may negatively affect the price a stockholder receives upon the sale of its shares by increasing the stockholder’s potential taxable gain or reducing the potential taxable loss on the sale of the shares of the stock. Any amount in excess of a stockholder’s remaining outstanding basis will constitute gain to such stockholder. Return of capital as part of a distribution may have the effect of decreasing the asset coverage per share with respect to the shares of the Fund’s preferred stock.

The composition of each distribution is estimated based on the earnings of the Fund as of the record date for each distribution. The actual composition of each of the current year’s distributions will be based on the Fund’s investment activity through December 31, 2019. The actual composition of each distribution may change based on the Fund’s investment activity through the end of the calendar year. The Board monitors and reviews the Fund’s preferred stock and common stock distribution policies on a regular basis.

Use of Proceeds

The Fund will use the net proceeds from the offering to purchase portfolio securities in accordance with its investment objectives and policies as appropriate investment opportunities are identified, which is expected to substantially be completed within three months; however, changes in market conditions could result in the Fund’s anticipated investment period extending to as long as six months. This could occur because the Investment Adviser follows a value-oriented investment strategy; therefore, market conditions could result in the Investment Adviser delaying the investment of proceeds if it believes the margin of risk in making additional investments is not favorable in light of its value-oriented investment strategy. See “Investment Objectives and Policies—Investment Methodology of the Fund.” Depending on market conditions and operations, a portion of the cash held by the Fund, including any proceeds raised from the offering, may be used to pay distributions in accordance with the Fund’s distribution policy. The Fund may also use the proceeds to redeem or repurchase existing series of preferred stock, in whole or in part. See “Use of Proceeds” in the Prospectus Supplement for a discussion of whether the Fund expects to use the proceeds from the offering to redeem or repurchase existing series of preferred stock, in whole or in part.

Exchange Listing

The Fund’s outstanding shares of common stock are listed on the NYSE, under the trading or “ticker” symbol “GAB.” Currently, the Series D Preferred, Series G Preferred, Series H Preferred and Series J Preferred are listed on the NYSE under the symbol “GAB PrD,” “GAB PrG,” “GAB PrH” and “GAB PrJ,” respectively. See “Description of Capital Stock.” Any additional series of Fixed Rate Preferred Stock issued by the Fund would also likely be listed on the NYSE. Subscription rights issued by the Fund may also be listed on a securities exchange.

Market Price of Shares

Common shares of closed-end investment companies often trade at prices lower than their net asset value. Common shares of closed-end investment companies may trade during some periods at prices higher than their net asset value and during other periods at prices lower than their net asset value. The Fund cannot assure you that its common stock will trade at a price higher than, equal to, or below net asset value. The Fund’s net asset value will be reduced immediately following an offering by the sales load and the amount of the offering expenses paid by the Fund.

In addition to net asset value, the market price of the Fund’s common stock may be affected by such factors as the Fund’s dividend and distribution levels and stability, market liquidity, market supply and demand, unrealized gains, general market and economic conditions, and other factors. See “Risk Factors and Special Considerations,” “Description of the Capital Stock” and “Repurchase of Common Stock.”

The Fund’s common stock is designed primarily for long term investors, and you should not purchase shares of common stock of the Fund if you intend to sell them shortly after purchase.

Fixed rate preferred stock, if issued, may also trade at premiums to or discounts from its liquidation preference for a variety of reasons, including changes in interest rates.

Risk Factors and Special Considerations

Risk is inherent in all investing. Therefore, before investing in shares of the Fund, you should consider the following risks carefully.

Leverage Risk. The Fund currently uses, and intends to continue to use, leverage for investment purposes by issuing preferred stock. “Leverage” for these purposes means the ratio by which the aggregate amount of senior securities representing indebtedness of the Fund plus the aggregate involuntary liquidation preference of the Fund’s preferred stock bears to the Fund’s total assets. As of September 30, 2019, the amount of leverage represented approximately 22% of the Fund’s net assets. The Fund’s leveraged capital structure creates special risks not associated with unleveraged funds having similar investment objectives and policies. The use of leverage, which can be described as exposure to changes in price at a ratio greater than the amount of equity invested magnifies both the favorable and unfavorable effects of price movements in the investments made by the Fund. To the extent that the Fund determines to employ additional leverage in its investment operations, the Fund is subject to additional substantial risk of loss. The Fund cannot assure you that the issuance of preferred stock will result in a higher yield or return to the holders of shares of common stock. Also, as the Fund is utilizing leverage, a decline in net asset value could affect the ability of the Fund to make common stock distributions and such a failure to pay dividends or make distributions could result in the Fund ceasing to qualify as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”). See “Taxation.”

Special Risks to Holders of Fixed Rate Preferred Stock. Prior to any offering, there will be no public market for any additional series of Fixed Rate Preferred Stock. In the event any additional series of Fixed Rate Preferred Stock are issued, prior application will have been made to list such shares on a national securities exchange, which will likely be the NYSE. However, during an initial period, which is not expected to exceed 30 days after the date of its initial issuance, such shares may not be listed on any securities exchange. Before an additional series of Fixed Rate Preferred Stock is listed on a securities exchange, the underwriters may, but will not be obligated to, make a market in such shares. Consequently, an investment in such shares may be illiquid during such period. Shares of Fixed Rate Preferred Stock may trade at a premium to or discount from liquidation value for various reasons, including changes in interest rates.

Special Risks of Preferred Stock to Holders of Common Stock. The issuance of preferred stock causes the net asset value and market value of the common stock to become more volatile. If the dividend rate on the preferred stock approaches the net rate of return on the Fund’s investment portfolio, the benefit of leverage to the holders of the common stock would be reduced. If the dividend rate on the preferred stock plus the management fee annual rate of 1.00% (as applicable) exceeds the net rate of return on the Fund’s portfolio, the leverage will result in a lower rate of return to the holders of common stock than if the Fund had not issued preferred stock. Any decline in the net asset value of the Fund’s investments would be borne entirely by the holders of common stock. In addition, the Fund would pay (and the holders of common stock will bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred stock, including the advisory fees on the incremental assets attributable to such stock. See “Risk Factors and Special Considerations—Leverage Risk—Preferred Stock Risk.”

Credit Quality Ratings. The Fund may obtain credit quality ratings for its preferred stock; however, it is not required to do so and may issue preferred stock without any rating. If rated, the Fund does not impose any minimum rating necessary to issue such preferred stock. In order to obtain and maintain attractive credit quality ratings for preferred stock, if desired, the Fund’s portfolio must satisfy over-collateralization tests established by the relevant rating agencies. These tests are more difficult to satisfy to the extent the Fund’s portfolio securities are of lower credit quality, longer maturity or not diversified by issuer and industry within the meaning of such rating agencies’ over-collateralization tests. These guidelines could affect portfolio decisions and may be more stringent than those imposed by the 1940 Act. A rating (if any) by a rating agency does not eliminate or necessarily mitigate the risks of investing in our preferred stock, and a rating may not fully or accurately reflect all of the securities’ credit risks. A rating (if any) does not address liquidity or any other market risks of the securities being rated. A rating agency could downgrade the rating of our preferred stock, which may make such securities less liquid in the secondary market. If a rating agency downgrades the rating assigned to preferred stock, we may alter our portfolio or redeem the preferred stock under certain circumstances. See “Risk Factors and Special Considerations—Leverage Risk—Special Risks to Holders of Fixed Rate Preferred Stock—Credit Quality Ratings.”

Our Subscription Rights. There is a risk that changes in yield or changes in the credit quality of the Fund may result in the underlying shares of preferred stock purchasable upon exercise of the subscription rights being less attractive to investors at the conclusion of the subscription period. This may reduce or eliminate the value of the subscription rights. Investors who receive subscription rights may find that there is no market to sell rights they do not wish to exercise. If investors exercise only a portion of the rights, the number of shares of preferred stock or shares of common stock issued may be reduced, and the preferred stock or common stock may trade at less favorable prices than larger offerings for similar securities.

Common Stock Distribution Policy Risk. The Fund has adopted a policy, which may be changed at any time by the Board, of paying a minimum annual distribution of 10% of the average net asset value of the Fund to common stockholders. In the event the Fund does not generate a total return from dividends and interest received and net realized capital gains in an amount equal to or in excess of its stated distribution in a given year, the Fund may return capital as part of such distribution, which may have the effect of decreasing the asset coverage per share with respect to the preferred stock. A portion of the distributions to holders of common stock during twenty of the thirty-two fiscal years that distributions were paid since the Fund’s inception has constituted a return of capital. Under the Fund’s distribution policy, the Fund declares and pays quarterly distributions from net investment income, capital gains, and paid-in capital. The actual source of the distribution is determined after the end of the year. Pursuant to this policy, distributions during the year may be made in excess of required distributions. To the extent such distributions are made from current or accumulated earnings and profits, they are considered ordinary income or long term capital gains. The Fund’s current distribution policy may restrict the Fund’s ability to pass through to stockholders all of its net realized long term capital gains as a capital gain dividend, subject to the maximum federal income tax rate of 20% (plus an additional 3.8% Medicare contribution surcharge on income and net gain from investments), and may cause such gains to be treated as ordinary income subject to a maximum federal income tax rate of 37% plus the 3.8% Medicare contribution surcharge. Distributions sourced from paid-in capital should not be considered as dividend yield or the total return from an investment in the Fund.

Market Discount Risk. Common shares of closed-end investment companies often trade at a discount from net asset value. This characteristic of shares of a closed-end fund is a risk separate and distinct from the risk that the Fund’s net asset value may decrease. The Investment Adviser cannot predict whether the Fund’s shares of common stock will trade at, below or above net asset value. The risk of holding shares of a closed-end fund that might trade at a discount is more pronounced for stockholders who wish to sell their shares in a relatively short period of time after acquiring them, because, for those investors, realization of a gain or loss on their investments is likely to be more dependent upon the existence of a premium or discount than upon portfolio performance. The Fund’s common shares are not subject to redemption. Stockholders desiring liquidity may, subject to applicable securities laws, trade their shares in the Fund on the NYSE or other markets on which such shares may trade at the then-current market value, which may differ from the then current net asset value.

Non-Diversified Status. As a non-diversified, closed-end management investment company under the 1940 Act, the Fund may invest a greater portion of its assets in a more limited number of issuers than may a diversified fund, and accordingly, an investment in the Fund may, under certain circumstances, present greater risk to an investor than an investment in a diversified company. See “Risk Factors and Special Considerations—Non-Diversified Status.”

To qualify as a “regulated investment company,” or “RIC” for purposes of the Code, the Fund intends to conduct its operations in a manner that will relieve it of any liability for federal income tax to the extent its earnings are distributed to stockholders. To so qualify as a “regulated investment company,” among other requirements, the Fund will limit its investments so that, at the close of each quarter of the taxable year:

•

not more than 25% of the market value of its total assets will be invested in the securities (other than U.S. government securities or the securities of other RICs) of a single issuer, any two or more issuers in which the Fund owns 20% or more of the voting securities and which are determined to be engaged in the same, similar or related trades or businesses or in the securities of one or more qualified publicly traded partnerships (as defined in the Code); and

•

at least 50% of the market value of the Fund’s assets will be represented by cash, securities of other RICs, U.S. government securities and other securities, with such other securities limited in respect of any one issuer to an amount not greater than 5% of the value of the Fund’s total assets and not more than 10% of the outstanding voting securities of such issuer.

See “Taxation.”

Equity Risk. Investing in the Fund involves equity risk, which is the risk that the securities held by the Fund will fall in market value due to adverse market and economic conditions, perceptions regarding the industries in which the issuers of securities held by the Fund participate and the particular circumstances and performance of particular companies whose securities the Fund holds. An investment in the Fund represents an indirect economic stake in the securities owned by the Fund, which are for the most part traded on securities exchanges or in the over-the-counter markets. The market value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The net asset value of the Fund may at any point in time be worth less than the amount at the time the shareholder invested in the Fund, even after taking into account any reinvestment of distributions.

Industry Risk. The Fund may invest up to 25% of its assets in the securities of companies principally engaged in a single industry. In the event the Fund makes substantial investments in a single industry, the Fund would become more susceptible to adverse economic or regulatory occurrences affecting that industry. See “Risk Factors and Special Considerations—Industry Risk.”

Interest Rate Transactions. The Fund may enter into swap transactions. The use of interest rate swaps and caps is a highly specialized activity that involves certain risks to the Fund including, among others, counterparty risk and early termination risk. See “How the Fund Manages Risk—Interest Rate Transactions.”

Foreign Securities. The Fund may invest up to 35% of its total assets in securities of foreign issuers, including issuers in emerging markets. Investments in the securities of foreign issuers involve certain considerations and risks not ordinarily associated with investments in securities of domestic issuers. Foreign companies are not generally subject to uniform accounting, auditing and financial standards, and requirements comparable to those applicable to U.S. companies. Foreign securities exchanges, brokers and listed companies may be subject to less government supervision and regulation than exists in the United States. Dividend and interest income may be subject to withholding and other foreign taxes, which may adversely affect the net return on such investments. There may be difficulty in obtaining or enforcing a court judgment abroad. In addition, it may be difficult to effect repatriation of capital invested in certain countries. Also, with respect to certain countries, there are risks of expropriation, confiscatory taxation, political or social instability, or diplomatic developments that could affect assets of the Fund held in foreign countries. Dividend income the Fund receives from foreign securities may not be eligible for the special tax treatment applicable to qualified dividend income.

There may be less publicly available information about a foreign company than a U.S. company. Foreign securities markets may have substantially less volume than U.S. securities markets and some foreign company securities are less liquid than securities of otherwise comparable U.S. companies. A portfolio of foreign securities may also be adversely affected by fluctuations in the rates of exchange between the currencies of different nations and by exchange control regulations. Foreign markets also have different clearance and settlement procedures that could cause the Fund to encounter difficulties in purchasing and selling securities on such markets and may result in the Fund missing attractive investment opportunities or experiencing losses. In addition, a portfolio that includes foreign securities can expect to have a higher expense ratio because of the increased transaction costs on non-U.S. securities markets and the increased costs of maintaining the custody of foreign securities.

The Fund also may purchase sponsored American Depositary Receipts (“ADRs”) or United States dollar denominated securities of foreign issuers, including emerging market issuers. ADRs are receipts issued by United States banks or trust companies in respect of securities of foreign issuers held on deposit for use in the United States securities markets. While ADRs may not necessarily be denominated in the same currency as the securities into which they may be converted, many of the risks associated with foreign securities may also apply to ADRs. In addition, the underlying issuers of certain depositary receipts, particularly unsponsored or unregistered depositary receipts, are under no obligation to distribute stockholder communications to the holders of such receipts, or to pass through to them any voting rights with respect to the deposited securities.

Fixed Income Securities Risks. Fixed income securities in which the Fund may invest are generally subject to the following risks:

•

Interest Rate Risk. The market value of bonds and other fixed-income or dividend paying securities changes in response to interest rate changes and other factors. Interest rate risk is the risk that prices of bonds and other income or dividend paying securities will increase as interest rates fall and decrease as interest rates rise. The Fund may be subject to a greater risk of rising interest rates due to the current period of historically low interest rates and the Federal Reserve’s indication that it may raise the federal funds rate in the near future.

•

Issuer Risk. Issuer risk is the risk that the value of an income or dividend paying security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage, reduced demand for the issuer’s goods and services, historical and prospective earnings of the issuer, and the value of the assets of the issuer.

•

Credit Risk. Credit risk is the risk that one or more income or dividend paying securities in the Fund’s portfolio will decline in price or fail to pay interest/distributions or principal when due because the issuer of the security experiences a decline in its financial status. Credit risk is increased when a portfolio security is downgraded or the perceived creditworthiness of the issuer deteriorates.

•

Prepayment Risk. Prepayment risk is the risk that during periods of declining interest rates, borrowers may exercise their option to prepay principal earlier than scheduled. For income or dividend paying securities, such payments often occur during periods of declining interest rates, forcing the Fund to reinvest in lower yielding securities, resulting in a possible decline in the Fund’s income and distributions to stockholders.

•

Reinvestment Risk. Reinvestment risk is the risk that income from the Fund’s portfolio will decline if the Fund invests the proceeds from matured, traded or called fixed income securities at market interest rates that are below the Fund portfolio’s current earnings rate.

•

Duration and Maturity Risk. The Fund may incur costs in seeking to adjust the portfolio average duration or maturity. In comparison to maturity (which is the date on which the issuer of a debt instrument is obligated to repay the principal amount), duration is a measure of the price volatility of a debt instrument as a result in changes in market rates of interest, based on the weighted average timing of the instrument’s expected principal and interest payments. Specifically, duration measures the anticipated percentage change in net asset value that is expected for every percentage point change in interest rates. The two have an inverse relationship. Duration can be a useful tool to estimate anticipated price changes to a fixed pool of income securities associated with changes in interest rates. Duration differs from maturity in that it takes into account a security’s yield, coupon payments and its principal payments in addition to the amount of time until the security matures. As the value of a security changes over time, so will its duration. There can be no assurance that the Investment Adviser’s assessment of current and projected market conditions will be correct or that any strategy to adjust duration or maturity will be successful at any given time.

•	Liquidity Risk. Certain fixed income securities in which the Fund invests may be or become illiquid. See “Risk Factors and Special Considerations—Restricted and Illiquid Securities.”

Non-Investment Grade Securities. The Fund may invest up to 10% of its total assets in fixed income securities rated below investment grade by recognized statistical rating agencies or unrated securities of comparable quality. These securities, which may be preferred stock or debt, are predominantly speculative and involve major risk exposure to adverse conditions. Debt securities that are not rated or that are rated lower than “BBB” by S&P or lower than “Baa” by Moody’s are referred to in the financial press as “junk bonds.”

Generally, such lower grade securities and unrated securities of comparable quality offer a higher current yield than is offered by higher rated securities, but also (i) will likely have some quality and protective characteristics that, in the judgment of the rating organizations, are outweighed by large uncertainties or major risk exposures to adverse conditions and (ii) are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal in accordance with the terms of the obligation. The market values of certain of these securities also tend to be more sensitive to individual corporate developments and changes in economic conditions than higher quality securities. In addition, such securities generally present a higher degree of credit risk. The risk of loss due to default by these issuers is significantly greater because such lower grade securities and unrated securities of comparable quality generally are unsecured and frequently are subordinated to the prior payment of senior indebtedness. In light of these risks, the Investment Adviser, in evaluating the creditworthiness of an issue, whether rated or unrated, will take various factors into consideration. These may include, as applicable, the issuer’s operating history, financial resources and its sensitivity to economic conditions and trends, the market support for the facility financed by the issue, the perceived ability and integrity of the issuer’s management, and regulatory matters.

In addition, the market value of securities in lower rated categories is more volatile than that of higher quality securities, and the markets in which such lower rated or unrated securities are traded are more limited than those in which higher rated securities are traded. The existence of limited markets may make it more difficult for the Fund to obtain accurate market quotations for purposes of valuing its portfolio and calculating its net asset value. Moreover, the lack of a liquid trading market may restrict the availability of securities for the Fund to purchase and may also have the effect of limiting the ability of the Fund to sell securities at their fair value in response to changes in the economy or the financial markets.

Lower grade securities also present risks based on payment expectations. If an issuer calls the obligation for redemption (often a feature of fixed income securities), the Fund may have to replace the security with a lower yielding security, resulting in a decreased return for investors. Also, as the principal value of nonconvertible bonds and preferred stocks moves inversely with movements in interest rates, in the event of rising interest rates the value of the securities held by the Fund may decline proportionately more than a portfolio consisting of higher rated securities. Investments in zero coupon bonds may be more speculative and subject to greater fluctuations in value due to changes in interest rates than bonds that pay regular income streams.

As part of its investment in non-investment grade securities, the Fund may invest in securities of issuers in default. The Fund will make an investment in securities of issuers in default only when the Investment Adviser believes that such issuers will honor their obligations or emerge from bankruptcy protection under a plan pursuant to which the securities received by the Fund in exchange for its defaulted securities will have a value in excess of the Fund’s investment. By investing in securities of issuers in default, the Fund bears the risk that these issuers will not continue to honor their obligations or emerge from bankruptcy protection or that the value of the securities will not otherwise appreciate.

In addition to using recognized rating agencies and other sources, the Investment Adviser also performs its own analysis of securities of issuers in seeking investments that it believes to be underrated (and thus higher yielding) in light of the financial condition of the issuer. Its analysis of issuers may include, among other things, current and anticipated cash flow and borrowing requirements, value of assets in relation to historical cost, strength of management, responsiveness to business conditions, credit standing, and current anticipated results of operations. In selecting investments for the Fund, the Investment Adviser may also consider general business conditions, anticipated changes in interest rates, and the outlook for specific industries.

Subsequent to its purchase by the Fund, an issuer of securities may cease to be rated or its rating may be reduced. In addition, it is possible that statistical rating agencies may change their ratings of a particular issuer to reflect subsequent events. Moreover, such ratings do not assess the risk of a decline in market value. None of these events will require the sale of the securities by the Fund, although the Investment Adviser will consider these events in determining whether the Fund should continue to hold the securities.

The market for lower grade and comparable unrated securities has experienced several periods of significantly adverse price and liquidity, particularly at or around times of economic recessions. Past market recessions have adversely affected the value of such securities as well as the ability of certain issuers of such securities to repay principal and pay interest thereon or to refinance such securities. The market for those securities may react in a similar fashion in the future.

Special Risks of Derivative Transactions. The Fund may participate in certain derivative transactions. Such transactions entail certain execution, market, liquidity, hedging and tax risks. Participation in the options, futures or swaps markets and in currency exchange transactions involves investment risks and transaction costs to which the Fund would not be subject absent the use of these strategies. If the Investment Adviser’s prediction of movements in the direction of the securities, foreign currency or interest rate markets is inaccurate, the consequences to the Fund may leave it in a worse position than if such strategies were not used. Risks inherent in the use of options, foreign currency, swaps contracts, futures contracts and options on futures contracts, swaps contracts, securities indices and foreign currencies include:

•	dependence on the Investment Adviser’s ability to predict correctly movements in the direction of interest rates, securities prices and currency markets;

•	imperfect correlation between the price of options and futures contracts and options thereon and movements in the prices of the securities or currencies being hedged;

•	the fact that skills needed to use these strategies are different from those needed to select portfolio securities;

•	the possible absence of a liquid secondary market for any particular instrument at any time;

•	the possible need to defer closing out certain hedged positions to avoid adverse tax consequences;

•

the possible inability of the Fund to purchase or sell a security at a time that otherwise would be favorable for it to do so, or the possible need for Fund to sell a security at a disadvantageous time due to a need for the Fund to maintain “cover” or to segregate securities in connection with the hedging techniques; and

•	the creditworthiness of counterparties.

See “Risk Factors and Special Considerations—Special Risks of Derivative Transactions.”

Futures Transactions. The Fund may make investments in futures and options on futures. Risks include, but are not limited to, the following:

•	no assurance that futures contracts or options on futures can be offset at favorable prices;

•	possible reduction of the yield of the Fund due to the use of hedging;

•	possible reduction in value of both the securities hedged and the hedging instrument;

•	possible lack of liquidity due to daily limits or price fluctuations;

•	imperfect correlation between the contracts and the securities being hedged; and

•	losses from investing in futures transactions that are potentially unlimited and the segregation requirements for such transactions.

Swap Agreements. The Fund may enter into total rate of return, credit default, interest rate or other types of swaps and related derivatives for various purposes, including to gain economic exposure to an asset or group of assets that may be difficult or impractical to acquire or for hedging and risk management. Swap agreements involve the risk that the party with whom the Fund has entered into the swap will default on its obligation to pay the Fund and the risk that the Fund will not be able to meet its obligations to pay the other party to the agreement.

Forward Currency Exchange Contracts. The use of forward currency exchange contracts may involve certain risks, including the failure of the counterparty to perform its obligations under the contract and that the use of forward contracts may not serve as a complete hedge because of an imperfect correlation between movements in the prices of the contracts and the prices of the currencies hedged or used for cover.

Counterparty Risk. The Fund will be subject to credit risk with respect to the counterparties to the derivative contracts purchased by the Fund. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Fund may experience significant delays in obtaining any recovery under the derivative contract in bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances.

Asset Segregation Risk. The Fund will comply with guidelines established by the Securities and Exchange Commission (the “SEC”) with respect to coverage of derivative instruments. These guidelines may, in certain instances, require segregation by the Fund of cash or liquid securities with its custodian or a designated sub-custodian to the extent the Fund’s obligations with respect to these strategies are not otherwise “covered” through ownership of the underlying security, financial instrument, or currency, or by other portfolio positions, or by other means consistent with applicable regulatory policies. Segregated assets cannot be sold or transferred unless equivalent assets are substituted in their place or it is no longer necessary to segregate them. Assets segregated by the Fund for these purposes are identified on the books of its custodian or a designated sub-custodian, but are not physically separate from other assets of the Fund.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. The Investment Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results. See “Risk Factors and Special Considerations—Management Risk.”

Dependence on Key Personnel. The Investment Adviser is dependent upon the expertise of Mr. Mario J. Gabelli in providing advisory services with respect to the Fund’s investments. If the Investment Adviser were to lose the services of Mr. Gabelli, its ability to service the Fund could be adversely affected. There can be no assurance that a suitable replacement could be found for Mr. Gabelli in the event of his death, resignation, retirement or inability to act on behalf of the Investment Adviser. See “Risk Factors and Special Considerations—Dependence on Key Personnel.”

Market Disruption and Geopolitical Risk. The occurrence of events similar to those in recent years, such as the aftermath of the war in Iraq, instability in Afghanistan, Pakistan, Egypt, Libya, Syria, Russia, Hong Kong, Ukraine and the Middle East, ongoing epidemics of infectious diseases in certain parts of the world, terrorist attacks in the United States and around the world, social and political discord, sovereign debt downgrades, increasingly strained relations between the United States and a number of foreign countries, including traditional allies, such as certain European countries, and historical adversaries, such as North Korea, Iran, China and Russia, and the international community generally, new and continued political unrest in various countries, such as Venezuela and Spain, the exit or potential exit of one or more countries from the European Union (the “EU”) or the European Monetary Union (the “EMU”), continued changes in the balance of political power among and within the branches of the U.S. government, government shutdowns, among others, may result in market volatility, may have long term effects on the U.S. and worldwide financial markets, and may cause further economic uncertainties in the United States and worldwide.

On June 23, 2016, the United Kingdom (“UK”) held a referendum on whether to remain a member state of the European Union (“EU”), in which voters favored the UK’s withdrawal from the EU, an event widely referred to as “Brexit” and which triggered a two-year period of negotiations on the terms of withdrawal. The formal notification to the European Council required under Article 50 of the Treaty on EU was made on March 29, 2017, triggering a two year period during which the terms of exit were to be negotiated. Pursuant to an agreement between the UK and the EU, the date of Brexit has been extended to January 31, 2020, which date may change based on ongoing developments in the UK. The longer term economic, legal, political and social framework to be put in place between the UK and the EU are unclear at this stage and are likely to lead to ongoing political and economic uncertainty and periods of exacerbated volatility in both the UK and in wider European markets for some time. During this period of uncertainty, the negative impact on not only the UK and European economies, but the broader global economy, could be significant, potentially resulting in increased volatility and illiquidity and lower economic growth for companies that rely significantly on Europe for their business activities and revenues. It is possible, that certain economic activity will be curtailed until some signs of clarity begin to emerge, including negotiations around the terms for the UK’s exit out of the EU. Any further exits from the EU, or the possibility of such exits, would likely cause additional market disruption globally and introduce new legal and regulatory uncertainties. See “Risk Factors and Special Considerations—Market Disruption and Geopolitical Risk.”

Economic Events and Market Risk. Periods of market volatility remain, and may continue to occur in the future, in response to various political, social and economic events both within and outside of the United States. These conditions have resulted in, and in many cases continue to result in, greater price volatility, less liquidity, widening credit spreads and a lack of price transparency, with many securities remaining illiquid and of uncertain value. Such market conditions may make valuation of some of the Fund’s securities uncertain and/or result in sudden and significant valuation increases or declines in its holdings. If there is a significant decline in the value of the Fund’s portfolio, this may impact the asset coverage levels for the Fund’s outstanding leverage.

Risks resulting from any future debt or other economic crisis could also have a detrimental impact on the global economic recovery, the financial condition of financial institutions and our business, financial condition and results of operation. Downgrades to the credit ratings of major banks could result in increased borrowing costs for such banks and negatively affect the broader economy. Moreover, Federal Reserve policy, including with respect to certain interest rates, may also adversely affect the value, volatility and liquidity of dividend- and interest-paying securities. Market volatility, rising interest rates and/or a return to unfavorable economic conditions could impair the Fund’s ability to achieve its investment objective.

See “Risk Factors and Special Considerations—Economic Events and Market Risk.”

Regulation and Government Intervention Risk. The U.S. government and certain foreign governments have in the past taken actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity, including through direct purchases of equity and debt securities. Federal, state, and other governments, their regulatory agencies or self-regulatory organizations may take actions that affect the regulation of the issuers in which the Fund invests, or the issuers of such securities, in ways that are unforeseeable. Legislation or regulation may also change the way in which the Fund is regulated. Such legislation or regulation could limit or preclude the Fund’s ability to achieve its investment objective. See “Risk Factors and Special Considerations—Regulation and Government Intervention Risk.”

Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Fund’s shares and distributions therefore may decline. In addition, during any periods of rising inflation, dividend rates of any debt securities issued by the Fund would likely increase, which would tend to further reduce returns to common shareholders. See “Risk Factors and Special Considerations—Inflation Risk.”

Deflation Risk. Deflation risk is the risk that prices throughout the economy decline over time, which may have an adverse effect on the market valuation of companies, their assets and their revenues. In addition, deflation may have an adverse effect on the creditworthiness of issuers and may make issuer default more likely, which may result in a decline in the value of the Fund’s portfolio. See “Risk Factors and Special Considerations—Deflation Risk.”

Anti-Takeover Provisions. The Charter and the by-laws of the Fund, as amended from time to time (the “By-Laws” and together with the Charter, the “Governing Documents”) include provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to an open-end fund.

Taxation. The Fund has qualified, and intends to remain qualified, for federal income tax purposes as a regulated investment company. Qualification requires, among other things, compliance by the Fund with certain distribution requirements. Statutory limitations on distributions on the common stock if the Fund fails to satisfy the 1940 Act’s asset coverage requirements could jeopardize the Fund’s ability to meet such distribution requirements. The Fund presently intends, however, to purchase or redeem preferred stock to the extent necessary in order to maintain compliance with such asset coverage requirements. See “Taxation” for a more complete discussion of these and other federal income tax considerations.

Temporary Investments. During temporary defensive periods and during inopportune periods to be fully invested, the Fund may invest in U.S. government securities, including U.S. Treasury securities, and in money market mutual funds that invest in those securities. Obligations of certain agencies and instrumentalities of the U.S. government, such as the Government National Mortgage Association, are supported by the “full faith and credit” of the U.S. government; others, such as those of the Export-Import Bank of the United States, are supported by the right of the issuer to borrow from the U.S. Treasury; others, such as those of the Federal National Mortgage Association, are supported by the discretionary authority of the U.S. government to purchase the agency’s obligations; and still others, such as those of the Student Loan Marketing Association, are supported only by the credit of the instrumentality. No assurance can be given that the U.S. government would provide financial support to U.S. government-sponsored instrumentalities if it is not obligated to do so by law.

Emerging Markets Risk. The Fund may invest up to 35% of its total assets in foreign securities, including securities of issuers whose primary operations or principal trading market is in an “emerging market.” An “emerging market” country is any country that is considered to be an emerging or developing country by the International Bank for Reconstruction and Development (the “World Bank”). Investing in securities of companies in emerging markets may entail special risks relating to potential political and economic instability and the risks of expropriation, nationalization, confiscation or the imposition of restrictions on foreign investment, the lack of hedging instruments and restrictions on repatriation of capital invested. Emerging securities markets are substantially smaller, less developed, less liquid and more volatile than the major securities markets. The limited size of emerging securities markets and limited trading value compared to the volume of trading in U.S. securities could cause prices to be erratic for reasons apart from factors that affect the quality of the securities. For example, limited market size may cause prices to be unduly influenced by traders who control large positions. Adverse publicity and investor perception, whether or not based on fundamental analysis, may decrease the value and liquidity of portfolio securities, especially in these markets. Other risks include high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries, as well as a high concentration of investors and financial intermediaries; overdependence on exports, including gold and natural resources exports, making these economies vulnerable to changes in commodity prices; overburdened infrastructure and obsolete or unseasoned financial systems; environmental problems; potential for sanctions; less developed legal systems; and less reliable securities custodial services and settlement practices.

Management and Fees

Gabelli Funds, LLC serves as the Fund’s investment adviser. The Investment Adviser’s fee is computed weekly and paid monthly at the annual rate of 1.00% of the Fund’s average weekly net assets. The Fund’s average weekly net assets will be deemed to be the average weekly value of the Fund’s total assets minus the sum of the Fund’s liabilities (such liabilities exclude (i) the aggregate liquidation preference of outstanding shares of preferred stock and accumulated dividends, if any, on those shares and (ii) the liabilities for any money borrowed). The fee paid by the Fund may be higher when leverage in the form of preferred stock or borrowings is utilized, giving the Investment Adviser an incentive to utilize such leverage. Because the management fees are based on a percentage of average weekly net assets that includes assets attributable to the Fund’s use of leverage in the form of preferred stock or money borrowed, the Investment Adviser may have a conflict of interest in the input it provides to the Board regarding whether to use or increase the Fund’s use of such leverage. The Board bases its decision, with input from the Investment Adviser, regarding whether and how much leverage to use for the Fund on its assessment of whether such use of leverage is in the best interests of the Fund, and the Board seeks to manage the Investment Adviser’s potential conflict of interest by retaining the final decision on these matters and by periodically reviewing the Fund’s performance and use of leverage. The Investment Adviser has agreed to reduce the management fee on the incremental assets attributable to the currently outstanding Series C Auction Rate Preferred, Series D Preferred and Series E Auction Rate Preferred during the fiscal year if the total return of the net asset value of the common stock, including distributions and advisory fees subject to reduction for that year, does not exceed the stated dividend rate or corresponding swap rate of those particular series of preferred stock for the period. In other words, if the effective cost of the leverage for the Series C Auction Rate Preferred, Series D Preferred and Series E Auction Rate Preferred exceeds the total return (based on net asset value) on the Fund’s common stock, the Investment Adviser will waive that portion of its management fee on the incremental assets attributable to the leverage for that series of preferred stock to mitigate the negative impact of the leverage on the common stockholder’s total return. This fee waiver was voluntarily undertaken by the Investment Adviser and will remain in effect as long as the Series C Auction Rate Preferred, Series D Preferred and Series E Auction Rate Preferred are outstanding. This fee waiver does not apply to the Fund’s Series G Preferred, Series H Preferred or Series J Preferred and will not apply to any preferred stock issued from this offering. The Fund’s total return on the net asset value of the common stock is monitored on a monthly basis to assess whether the total return on the net asset value of the common stock exceeds the stated dividend rate or corresponding swap rate of each particular series of preferred stock for the period. The test to confirm the accrual of the management fee on the assets attributable to each particular series of preferred stock is annual. The Fund will accrue for the management fee on these assets during the fiscal year if it appears probable that the Fund will incur the management fee on those additional assets. See “Management of the Fund.”

For the year ended December 31, 2018, the Fund’s total return on the net asset value of the common stock did not exceed the stated dividend rate of the outstanding shares of Series C Auction Rate Preferred, Series D Preferred and Series E Auction Rate Preferred. Thus, management fees with respect to the liquidation value of the Series C Auction Rate Preferred, Series D Preferred and Series E Auction Rate Preferred were reduced by $1,590,965.

A discussion regarding the basis for the Board’s approval of the continuation of the investment advisory contract of the Fund is available in the Fund’s semiannual report to stockholders dated June 30, 2019.

Repurchase of Common Stock

The Fund’s Board has authorized the Fund (and the Fund accordingly reserves freedom of action) to repurchase shares of its common stock in the open market when the shares are trading at a discount of 10% or more from net asset value. Although the Board has authorized such repurchases, the Fund is not required to repurchase any shares. The Board has not established a limit on the amount of common stock that could be repurchased. Such repurchases are subject to certain notice and other requirements under the 1940 Act. The Fund has repurchased shares of its common stock under this authorization. See “Repurchase of Common Stock.”

Anti-Takeover Provisions

Certain provisions of the Governing Documents may be regarded as “anti-takeover” provisions. Pursuant to these provisions, only one of the three classes of directors is elected each year, and the affirmative vote of the holders of 66 2⁄3% of the Fund’s outstanding shares of each class of stock of the Fund normally entitled to vote in the election of directors (voting separately) is required to authorize the conversion of the Fund from a closed-end to an open-end investment company. The overall effect of these provisions is to render more difficult the accomplishment of a merger with, or the assumption of control by, a principal stockholder, or the conversion of the Fund to open-end status. These provisions may have the effect of depriving Fund stockholders of an opportunity to sell their stock at a premium above the prevailing market price. See “Anti-Takeover Provisions of the Fund’s Governing Documents.”

Custodian, Transfer Agent and Dividend Disbursing Agent

The Bank of New York Mellon Corporation (“BNY Mellon”), located at 135 Santilli Highway, Everett, Massachusetts 02149, serves as the custodian (the “Custodian”) of the Fund’s assets pursuant to a custody agreement. Under the custody agreement, the Custodian holds the Fund’s assets in compliance with the 1940 Act. For its services, the Custodian will receive a monthly fee paid by the Fund based upon, among other things, the average value of the total assets of the Fund, plus certain charges for securities transactions and out-of-pocket expenses.

Rules adopted under the 1940 Act permit the Fund to maintain its foreign securities in the custody of certain eligible foreign banks and securities depositories. Pursuant to those rules, any foreign securities in the portfolio of the Fund may be held by sub-custodians approved by the Board in accordance with the regulations of the SEC. Selection of any such sub-custodians will be made by the Board following a consideration of a number of factors, including but not limited to the reliability and financial stability of the institution, the ability of the institution to perform capably custodial services for the Fund, the reputation of the institution in its national market, the political and economic stability of the country or countries in which the sub-custodians are located, and risks of potential nationalization or expropriation of assets of the Fund.

Computershare Trust Company, N.A. (“Computershare”), located at 250 Royall Street, Canton, Massachusetts 02021, serves as the Fund’s dividend disbursing agent, as agent under the Fund’s Automatic Dividend Reinvestment and Voluntary Cash Purchase Plan (the “Plan”) and as transfer agent and registrar with respect to the Fund’s common stock.

Computershare also serves as the transfer agent, registrar, dividend disbursing agent and redemption agent with respect to the Series D Preferred, Series G Preferred, Series H Preferred and Series J Preferred.

BNY Mellon, located at 100 Church Street, New York, New York 10286, serves as the auction agent, transfer agent, registrar, dividend disbursing agent and redemption agent with respect to the Series C Auction Rate Preferred and the Series E Auction Rate Preferred. See “Custodian, Transfer Agent and Dividend Disbursing Agent.”

SUMMARY OF FUND EXPENSES

The following tables are intended to assist you in understanding the various costs and expenses directly or indirectly associated with investing in shares of our common stock, as a percentage of net assets attributable to common stock. All expenses of the Fund will be borne, directly or indirectly, by the common stockholders. Amounts are for the current fiscal year after giving effect to anticipated net proceeds of the offering, assuming that we incur the estimated offering expenses, including the offering expenses of preferred stock.

Stockholder Transaction Expenses
Sales Load (as a percentage of offering price)	1.86%(1)
Offering Expenses (excluding Preferred Stock Offering Expenses) (as a percentage of offering price)	0.46%(1)
Dividend Reinvestment Plan Fees	None(2)
Voluntary Cash Purchase Plan Purchase Transaction Fee	$0.75(2)
Voluntary Cash Purchase Plan Sale Transaction Fee	$2.50(2)
Preferred Stock Offering Expenses (as a percentage of net assets attributable to common stock)	0.03%(3)

Percentage of Net Assets Attributable to Common Stock
Annual Expenses
Management Fees	1.34%(4)
Interest on Borrowed Funds	None
Other Expenses	0.11%(5)

Total Annual Expenses	1.45%
Dividends on Preferred Stock	1.71%(6)

Total Annual Expenses and Dividends on Preferred Stock	3.16%

(1)

Estimated maximum amount based on offering of $300 million in shares of common stock and $200 million in shares of preferred stock. The estimates assume a 1% sales load on common stock and $1,392,000 in common offering expenses, and 3.15% sales load on preferred stock and $574,000 in preferred offering expenses. The sales load on preferred stock is an expense borne by the Fund and indirectly by the holders of its common stock. Actual sales loads and offering expenses may be higher or lower than these estimates and will be set forth in the Prospectus Supplement if applicable.

(2)

There are no fees charged to stockholders for participating in the Fund’s Automatic Dividend Reinvestment and Voluntary Cash Purchase Plan. However, stockholders participating in the Plan that elect to make additional cash purchases under the Plan would pay $0.75 per transaction plus a per share fee (which includes any applicable brokerage commissions) to purchase shares and $2.50 per transaction plus a per share fee (which includes any applicable brokerage commissions) to sell shares.

See “Automatic Dividend Reinvestment and Voluntary Cash Purchase Plan.”
(3)

Assumes issuance of $200 million in liquidation preference of fixed rate preferred stock, net assets attributable to common stock of approximately $1.796 billion (which includes the issuance of $300 million in common stock) and $574,000 in preferred offering expenses. The actual amounts in connection with any offering will be set forth in the Prospectus Supplement if applicable.

(4)

The Investment Adviser’s fee is 1.00% annually of the Fund’s average weekly net assets. The Fund’s average weekly net assets will be deemed to be the average weekly value of the Fund’s total assets minus the sum of the Fund’s liabilities (such liabilities exclude (i) the aggregate liquidation preference of outstanding shares of preferred stock and accumulated dividends, if any, on those shares and (ii) the liabilities for any money borrowed). Consequently, because the Fund has preferred stock outstanding, the investment management fees and other expenses as a percentage of net assets attributable to common stock will be higher than if the Fund did not utilize a leveraged capital structure.

(5)	“Other Expenses” are based on estimated amounts for the current year assuming completion of the proposed issuances.
(6)

Dividends on Preferred Stock represent the aggregate of (1) the estimated annual distributions on the existing preferred stock outstanding and (2) the distributions that would be made assuming $200 million of preferred stock is issued with a fixed dividend rate of 5.00%. There can, of course, be no guarantee that any preferred stock would be issued or, if issued, the terms thereof.

The purpose of the table above and the example below is to help you understand all fees and expenses that you, as a holder of common stock, would bear directly or indirectly.

The following example illustrates the expenses (including the maximum estimated sales load on common stock of $10 and on preferred stock of $31.50 and estimated offering expenses of $1.09 from the issuance of $300 million in common stock and $200 million in preferred stock) you would pay on a $1,000 investment in common stock followed by the preferred stock offering, assuming a 5% annual portfolio total return.* The actual amounts in connection with any offering will be set forth in the Prospectus Supplement if applicable.

	1 Year	3 Years	5 Years	10 Years
Total Expenses Incurred	$50	$114	$181	$358

*

The example should not be considered a representation of future expenses. The example is based on Total Annual Expenses and Dividends on Preferred Stock shown in the table above and assumes that the amounts set forth in the table do not change and that all distributions are reinvested at net asset value. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

The above example includes Dividends on Preferred Stock. If Dividends on Preferred Stock were not included in the example calculation, the expenses would be as follows (based on the same assumptions as above).

	1 Year	3 Years	5 Years	10 Years
Total Expenses Incurred	$33	$64	$96	$189

FINANCIAL HIGHLIGHTS

The selected data below sets forth the per share operating performance and ratios for the periods presented. The financial information was derived from and should be read in conjunction with the Financial Statements of the Fund and Notes thereto, which are incorporated by reference into this Prospectus and the SAI. The financial information for the five fiscal years ended December 31, 2018, 2017, 2016, 2015, and 2014 has been audited by PricewaterhouseCoopers LLP, the Fund’s independent registered public accounting firm, whose unqualified report on such Financial Statements is incorporated by reference into the SAI. The financial information for the period ended June 30, 2019 is unaudited.

Selected data for a share outstanding throughout each period:

	Six Months Ended June 30, 2019 (Unaudited)		Year Ended December 31,
			2018		2017		2016		2015	2014
Operating Performance:
Net asset value, beginning of year	$5.25		$6.47		$5.84		$5.70		$6.78	$7.23

Net investment income	0.03		0.07		0.04		0.07		0.06	0.07
Net realized and unrealized gain/(loss) on investments, futures contracts, swap contracts, and foreign currency transactions	0.97		(0.57)		1.42		0.75		(0.44)	0.30

Total from investment operations	1.00		(0.50)		1.46		0.82		(0.38)	0.37

Distributions to Preferred Shareholders: (a)
Net investment income	(0.01	)*	(0.01)		(0.00	)(b)	(0.01)		(0.01)	(0.01)
Net realized gain	(0.03	)*	(0.07)		(0.08)		(0.06)		(0.05)	(0.05)

Total distributions to preferred shareholders	(0.04)		(0.08)		(0.08)		(0.07)		(0.06)	(0.06)

Net Increase/(Decrease) in Net Assets Attributable to Common Shareholders Resulting from Operations	0.96		(0.58)		1.38		0.75		(0.44)	0.31

Distributions to Common Shareholders:
Net investment income	(0.13	)*	(0.06)		(0.04)		(0.08)		(0.05)	(0.05)
Net realized gain	(0.04	)*	(0.54)		(0.57)		(0.52)		(0.44)	(0.49)
Return of capital	(0.13	)*	(0.04)		(0.00	)(b)	(0.00	)(b)	(0.15)	(0.10)

Total distributions to common shareholders	(0.30)		(0.64)		(0.61)		(0.60)		(0.64)	(0.64)

Fund Share Transactions:
Increase/decrease in net asset value from common share transactions	0.00	(b)	—		(0.14)		—		—	(0.12)
Increase in net asset value from repurchase of preferred shares	—		—		0.00	(b)	0.00	(b)	0.00 (b)	0.00 (b)
Offering costs and adjustment to offering costs for preferred shares charged to paid-in capital	—		—		—		(0.01)		—	—
Offering costs and adjustment to offering costs for common shares charged to paid-in capital	—		(0.00	)(b)	(0.00	)(b)	—		—	—

Total Fund share transactions	0.00	(b)	(0.00	)(b)	(0.14)		(0.01)		0.00 (b)	(0.12)

Net Asset Value Attributable to Common Shareholders, End of Period	$5.91		$5.25		$6.47		$5.84		$5.70	$6.78

NAV total return †	18.43%		(10.17)%		24.64%		13.66%		(6.85)%	4.68%

	Six Months Ended June 30, 2019 (Unaudited)		Year Ended December 31,
			2018		2017		2016		2015		2014

Market value, end of period	$6.18		$5.10		$6.19		$5.52		$5.31		$6.47

Investment total return ††	27.47%		(8.43)%		24.65%		15.71%		(8.54)%		(6.08)%

Ratios to Average Net Assets and Supplemental Data:
Net assets including liquidation value of preferred shares, end of period (in 000’s)	$1,919,870		$1,743,519		$2,045,240		$1,693,448		$1,582,823		$1,820,361
Net assets attributable to common shares, end of period (in 000’s)	$1,506,957		$1,330,606		$1,632,327		$1,280,115		$1,249,157		$1,486,491
Ratio of net investment income to average net assets attributable to common shares before preferred distributions	1.03%		1.07%		0.64%		1.23%		0.91%		0.82%
Ratio of operating expenses to average net assets attributable to common shares:
before fee reductions(c)	1.27	%(d)(e)(f)	1.37	%(e)	1.42	%(e)	1.44	%(e)	1.36	%(e)	1.37%
net of fee reductions, if any(g)	1.27	%(d)(e)(f)	1.27	%(e)	1.42	%(e)	1.44	%(e)	1.25	%(e)	1.33%
Portfolio turnover rate	3.1%		17.1%		11.4%		12.7%		8.9%		10.9%

Cumulative Preferred Stock:
Auction Rate Series C Preferred
Liquidation value, end of period (in 000’s)	$72,000		$72,000		$72,000		$72,000		$72,000		$72,000
Total shares outstanding (in 000’s)	3		3		3		3		3		3
Liquidation preference per share	$25,000		$25,000		$25,000		$25,000		$25,000		$25,000
Liquidation value(h)	$25,000		$25,000		$25,000		$25,000		$25,000		$25,000
Asset coverage per share(i)	$116,239		$105,562		$123,830		$102,426		$118,593		$136,308

5.875% Series D Preferred
Liquidation value, end of period (in 000’s)	$ 59,097		$59,097		$59,097		$59,097		$59,097		$59,097
Total shares outstanding (in 000’s)	2,364		2,364		2,364		2,364		2,364		2,364
Liquidation preference per share	$ 25.00		$25.00		$25.00		$25.00		$25.00		$25.00
Average market value(j)	$ 25.90		$25.62		$26.16		$26.22		$25.69		$25.21
Asset coverage per share(i)	$ 116.24		$105.56		$123.83		$102.43		$118.59		$136.31
Auction Rate Series E Preferred
Liquidation value, end of period (in 000’s)	$ 28,000		$28,000		$28,000		$28,000		$28,000		$28,000
Total shares outstanding (in 000’s)	1		1		1		1		1		1
Liquidation preference per share	$ 25,000		$25,000		$25,000		$25,000		$25,000		$25,000
Liquidation value(h)	$ 25,000		$25,000		$25,000		$25,000		$25,000		$25,000
Asset coverage per share(i)	$116,239		$105,562		$123,830		$102,426		$118,593		$136,308
Series G Preferred
Liquidation value, end of period (in 000’s)	$ 69,495		$69,495		$69,495		$69,743		$69,925		$70,099

	Six Months Ended June 30, 2019 (Unaudited)	Year Ended December 31,
		2018	2017	2016	2015	2014
Total shares outstanding (in 000’s)	2,780	2,780	2,780	2,791	2,797	2,804
Liquidation preference per share	$ 25.00	$25.00	$25.00	$25.00	$25.00	$25.00
Average market value(j)	$ 23.99	$23.92	$24.50	$24.67	$23.78	$23.32
Asset coverage per share(i)	$ 116.24	$105.56	$123.83	$102.43	$118.59	$136.31
5.000% Series H Preferred
Liquidation value, end of period (in 000’s)	$104,322	$104,322	$104,322	$104,494	$104,644	$104,674
Total shares outstanding (in 000’s)	4,173	4,173	4,173	4,180	4,186	4,187
Liquidation preference per share	$ 25.00	$25.00	$25.00	$25.00	$25.00	$25.00
Average market value(j)	$ 24.13	$24.18	$24.64	$25.00	$24.33	$22.82
Asset coverage per share(i)	$ 116.24	$105.56	$123.83	$102.43	$118.59	$136.31
5.450% Series J Preferred
Liquidation value, end of period (in 000’s)	$ 80,000	$80,000	$80,000	$80,000	—	—
Total shares outstanding (in 000’s)	3,200	3,200	3,200	3,200	—	—
Liquidation preference per share	$ 25.00	$25.00	$25.00	$25.00	—	—
Average market value(j)	$ 25.74	$25.14	$25.36	$25.43	—	—
Asset coverage per share(i)	$ 116.24	$105.56	$123.83	$102.43	—	—
Asset Coverage(k)	465%	422%	495%	410%	474%	545%

†

Based on net asset value per share, adjusted for reinvestment of distributions at net asset value on the ex-dividend dates and adjustments for the rights offering. Total return for a period of less than one year is not annualized.

††

Based on market value per share, adjusted for reinvestment of distributions at prices determined under the Fund’s dividend reinvestment plan. Total return for a period of less than one year is not annualized.

*	Based on year to date book income. Amounts are subject to change and recharacterization at year end.
(a)	Calculated based on average common shares outstanding on the record dates throughout the years.
(b)	Amount represents less than $0.005 per share.
(c)

Ratio of operating expenses to average net assets including liquidation value of preferred shares before fee reductions for the six months ended June 30, 2019 and the years ended December 31, 2018, 2017, 2016, 2015, and 2014 would have been 0.99%, 1.09%, 1.10%, 1.10%, 1.10%, and 1.10%, respectively.

(d)	Annualized.
(e)

The Fund received credits from a designated broker who agreed to pay certain Fund operating expenses. For the six months ended June 30, 2019 and the years ended December 31, 2018, 2017, 2016, and 2015, there was no impact on the expense ratios.

(f)

Ratio of operating expenses to average net assets includes reversal of auction agent fees from earlier fiscal periods as disclosed on the Statement of Operations. The ratio of operating expenses to average net assets attributable to common shares and the ratio of operating expenses to average net assets including liquidation value of preferred shares, excluding the reversal of auction agent fees, were 1.39% and 1.08%, respectively, for the six months ended June 30, 2019.

(g)

Ratio of operating expenses to average net assets including liquidation value of preferred shares net of fee reductions for the six months ended June 30, 2019 and the years ended December 31, 2018, 2017, 2016, 2015, and 2014 would have been 0.99%, 1.01%, 1.10%, 1.10%, 1.01%, and 1.07%, respectively.

(h)	Since February 2008, the weekly auctions have failed. Holders that have submitted orders have not been able to sell any or all of their shares in the auction.
(i)	Asset coverage per share is calculated by combining all series of preferred stock.
(j)	Based on weekly prices.
(k)	Asset coverage is calculated by combining all series of preferred stock.

	Year Ended December 31,
	2013	2012	2011	2010	2009
Operating Performance:
Net asset value, beginning of year	$5.60	$5.20	$5.85	$5.03	$4.14

Net investment income	0.06	0.09	0.07	0.05	0.06
Net realized and unrealized gain/(loss) on investments, futures contracts, swap contracts, and foreign currency transactions	2.26	0.97	(0.08)	1.35	1.62

Total from investment operations	2.32	1.06	(0.01)	1.40	1.68

	Year Ended December 31,
	2013	2012	2011		2010	2009
Distributions to Preferred Shareholders: (a)
Net investment income	(0.01)	(0.03)	(0.06)		(0.05)	(0.07)
Net realized gain	(0.06)	(0.05)	(0.01)		—	—
Return of capital	—	—	—		(0.02)	—

Total distributions to preferred shareholders	(0.07)	(0.08)	(0.07)		(0.07)	(0.07)

Net Increase/(Decrease) in Net Assets Attributable to Common
Shareholders Resulting from Operations	2.25	0.98	(0.08)		1.33	1.61

Distributions to Common Shareholders:
Net investment income	(0.05)	(0.06)	(0.02)		—	(0.00	)(b)
Net realized gain	(0.57)	(0.11)	(0.00	)(b)	—	—
Return of capital	—	(0.39)	(0.55)		(0.51)	(0.72)

Total distributions to common shareholders	(0.62)	(0.56)	(0.57)		(0.51)	(0.72)

Fund Share Transactions:
Increase in net asset value from common stock share transactions	0.00 (b)	—	—		—	0.00	(b)
Increase in net asset value from repurchase of preferred shares	0.00 (b)	—	—		—	0.00	(b)
Recapture of gain on sale of Fund shares by an affiliate	—	—	—		0.00 (b)	—
Offering costs and adjustment to offering costs for preferred shares charged to paid-in capital	0.00 (b)	(0.02)	—		—	—

Total Fund share transactions	0.00 (b)	(0.02)	—		0.00 (b)	0.00	(b)

Net Asset Value Attributable to Common Shareholders, End of Year	$7.23	$5.60	$5.20		$5.85	$5.03

NAV total return †	41.90%	19.05%	(1.17)%		28.15%	44.10%

Market value, end of year	$7.75	$5.58	$4.99		$5.67	$5.04

Investment total return ††	52.44%	23.62%	(2.15)%		23.96%	61.56%

Ratios to Average Net Assets and Supplemental Data:
Net assets including liquidation value of preferred shares, end of year (in 000’s)	$1,712,663	$1,384,961	$1,265,307		$1,364,172	$1,215,626
Net assets attributable to common shares, end of year (in 000’s)	$1,378,436	$1,050,451	$959,950		$1,058,815	$910,269
Ratio of net investment income to average net assets attributable to common shares before preferred distributions	0.84%	1.54%	1.26%		0.92%	1.53%
Ratio of operating expenses to average net assets attributable to common shares:
before fee reduction	1.40%	1.48%	1.48%		1.50%	1.74%
net of fee reduction, if any	1.40%	1.48%	1.19%		1.50%	1.72%
Ratio of operating expenses to average net assets including liquidation value of preferred shares:
before fee reduction	1.10%	1.12%	1.15%		1.14%	1.22%
net of fee reduction, if any	1.10%	1.12%	0.92%		1.14%	1.20%
Portfolio turnover rate	10.0%	4.2%	6.3%		5.5%	6.7%

Preferred Stock:
Auction Rate Series C Cumulative Preferred Stock
Liquidation value, end of year (in 000’s)	$72,000	$72,000	$72,000		$72,000	$72,000
Total shares outstanding (in 000’s)	3	3	3		3	3
Liquidation preference per share	$25,000	$25,000	$25,000		$25,000	$25,000
Average market value(c)	$25,000	$25,000	$25,000		$25,000	$25,000
Asset coverage per share	$128,106	$103,507	$103,593		$111,687	$99,525
5.875% Series D Cumulative Preferred Stock
Liquidation value, end of year (in 000’s)	$59,097	$59,097	$59,097		$59,097	$59,097
Total shares outstanding (in 000’s)	2,364	2,364	2,364		2,364	2,364
Liquidation preference per share	$25.00	$25.00	$25.00		$25.00	$25.00
Average market value(d)	$25.27	$25.75	$25.35		$25.03	$23.39
Asset coverage per share	$128.11	$103.51	$103.59		$111.69	$99.53
Auction Rate Series E Cumulative Preferred Stock

	Year Ended December 31,
	2013	2012	2011	2010	2009
Liquidation value, end of year (in 000’s)	$28,000	$28,000	$28,000	$28,000	$28,000
Total shares outstanding (in 000’s)	1	1	1	1	1
Liquidation preference per share	$25,000	$25,000	$25,000	$25,000	$25,000
Average market value(c)	$25,000	$25,000	$25,000	$25,000	$25,000
Asset coverage per share	$128,106	$103,507	$103,593	$111,687	$99,525
6.200% Series F Cumulative Preferred Stock
Liquidation value, end of year (in 000’s)	—	—	$146,260	$146,260	$146,260
Total shares outstanding (in 000’s)	—	—	5,850	5,850	5,850
Liquidation preference per share	—	—	$25.00	$25.00	$25.00
Average market value(d)	—	—	$25.57	$25.71	$24.08
Asset coverage per share	—	—	$103.59	$111.69	$99.53
Series G Cumulative Preferred Stock
Liquidation value, end of year (in 000’s)	$70,373	$70,413	—	—	—
Total shares outstanding (in 000’s)	2,815	2,817	—	—	—
Liquidation preference per share	$25.00	$25.00	—	—	—
Average market value(d)	$23.91	$26.01	—	—	—
Asset coverage per share	$128.11	$103.51	—	—	—
5.000% Series H Cumulative Preferred Stock
Liquidation value, end of year (in 000’s)	$104,757	$105,000	—	—	—
Total shares outstanding (in 000’s)	4,190	4,200	—	—	—
Liquidation preference per share	$25.00	$25.00	—	—	—
Average market value(d)	$23.85	$25.55	—	—	—
Asset coverage per share	$128.11	$103.51	—	—	—
Asset Coverage(e)	512%	414%	414%	447%	398%

†

For 2013 based on net asset value per share, adjusted for reinvestment of distributions at net asset value on the ex-dividend date. The years ended 2012, 2011, 2010, and 2009 were based on net asset value per share, adjusted for reinvestment of distributions at prices obtained under the Fund’s dividend reinvestment plan.

††	Based on market value per share, adjusted for reinvestment of distributions at prices determined under the Fund’s dividend reinvestment plan.
(a)	Calculated based upon average common shares outstanding on the record dates throughout the periods.
(b)	Amount represents less than $0.005 per share.
(c)	Liquidation value. Since February 2008, the weekly auctions have failed. Holders that have submitted orders have not been able to sell any or all of their shares in the auctions.
(d)	Based on weekly prices.
(e)	Asset coverage is calculated by combining all series of preferred stock.

USE OF PROCEEDS

The Investment Adviser expects that it will initially invest the proceeds of the offering in high quality short term debt securities and instruments. The Investment Adviser anticipates that the investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to substantially be completed within three months; however, changes in market conditions could result in the Fund’s anticipated investment period extending to as long as six months. This could occur because the Investment Adviser follows a value-oriented investment strategy; therefore, market conditions could result in the Investment Adviser delaying the investment of proceeds if it believes the margin of risk in making additional investments is not favorable in light of its value-oriented investment strategy. See “Investment Objectives and Policies—Investment Methodology of the Fund.” Depending on market conditions and operations, a portion of the cash held by Fund, including any proceeds raised from the offering, may be used to pay distributions in accordance with the Fund’s distribution policy. The Fund may also use the proceeds to redeem or repurchase existing series of preferred stock, in whole or in part. See “Use of Proceeds” in the Prospectus Supplement for a discussion of whether the Fund expects to use the proceeds from the offering to redeem or repurchase existing series of preferred stock, in whole or in part.

THE FUND

The Fund is a non-diversified, closed-end management investment company registered under the 1940 Act. The Fund was organized as a Maryland corporation on May 20, 1986. The Fund commenced its investment operations on August 21, 1986. The Fund’s principal office is located at One Corporate Center, Rye, New York 10580-1422, and its telephone number is (800) 422-3554.

INVESTMENT OBJECTIVES AND POLICIES

Investment Objectives

The Fund’s primary investment objective is to achieve long term growth of capital by investing primarily in a portfolio of equity securities consisting of common stock, preferred stock, convertible or exchangeable securities, and warrants and rights to purchase such securities selected by the Investment Adviser. Income is a secondary investment objective. The investment objectives of long term growth of capital and income are fundamental policies of the Fund. These fundamental policies and the investment limitations described in the SAI under the caption “Investment Restrictions” cannot be changed without the approval of the holders of a majority of the Fund’s outstanding shares of preferred stock voting as a separate class and the approval of the holders of a majority of the Fund’s outstanding voting securities. Such majority votes require, in each case, the lesser of (i) 67% of the Fund’s applicable shares represented at a meeting at which more than 50% of the Fund’s applicable shares outstanding are represented, whether in person or by proxy, or (ii) more than 50% of the outstanding shares of the applicable class.

Under normal market conditions, the Fund will invest at least 80% of the value of its total assets in equity securities. The 80% Policy may be changed without stockholder approval. The Fund will provide stockholders with notice at least 60 days prior to the implementation of any change in the 80% Policy.

The Investment Adviser selects investments on the basis of fundamental value and, accordingly, the Fund typically invests in the securities of companies that are believed by the Investment Adviser to be priced lower than justified in relation to their underlying assets. Other important factors in the selection of investments include favorable price/earnings and debt/equity ratios and strong management.

The Fund seeks to achieve its secondary investment objective of income, in part, by investing up to 10% of its total assets in fixed income securities rated as low as C by Moody’s or D by S&P or unrated securities considered to be of equivalent quality. Securities that are rated C by Moody’s are the lowest rated class and can be regarded as having extremely poor prospects of ever obtaining investment-grade standing. Debt rated D by S&P is in default or is expected to default upon maturity of payment date. These debt securities, which are often referred to in the financial press as “junk bonds,” are predominantly speculative and involve major risk exposure to adverse conditions. The Fund may invest in fixed income securities of any maturity and any duration when it appears that the Fund will be better able to achieve its investment objective through investments in such securities or when the Fund is temporarily in a defensive position. The average duration and average maturity of the Fund’s investments in debt securities will vary from time to time depending on the views of the Investment Adviser.

The Fund invests in equity securities across all market capitalization ranges. The Fund may invest up to 35% of its total assets in foreign securities. Among the foreign securities in which the Fund may invest are those issued by companies located in emerging markets.

No assurance can be given that the Fund’s investment objectives will be achieved.

Investment Methodology of the Fund

In selecting securities for the Fund, the Investment Adviser normally will consider the following factors, among others:

•

the Investment Adviser’s own evaluations of the private market value (as defined below), cash flow, earnings per share and other fundamental aspects of the underlying assets and business of the company;

•	the potential for capital appreciation of the securities;

•	the interest or dividend income generated by the securities;

•	the prices of the securities relative to other comparable securities;

•	whether the securities are entitled to the benefits of call protection or other protective covenants;

•	the existence of any anti-dilution protections or guarantees of the security; and

•	the diversification of the portfolio of the Fund as to issuers.

The Investment Adviser’s investment philosophy with respect to equity securities is to identify assets that are selling in the public market at a discount to their private market value. The Investment Adviser defines private market value as the value informed purchasers are willing to pay to acquire assets with similar characteristics. The Investment Adviser also normally evaluates an issuer’s free cash flow and long term earnings trends. Finally, the Investment Adviser looks for a catalyst, something indigenous to the company, its industry or country, that will surface additional value.

Certain Investment Practices

Foreign Securities. The Fund may invest up to 35% of its total assets in foreign securities including issuers in emerging markets, which are countries in the initial stages of their industrialization cycles. Investing in the equity and debt markets of developing countries involves exposure to economic structures that are generally less diverse and less mature, and to political systems that may have less stability, than those of developed countries. The markets of developing countries historically have been more volatile than the markets of the more mature economies of developed countries, but often have provided higher rates of return to investors.

The Fund may also invest in the debt securities of foreign governments. Although such investments are not a principal strategy of the Fund, there is no independent limit on its ability to invest in the debt securities of foreign governments.

Temporary Investments. Subject to the Fund’s investment restrictions, when a temporary defensive period is believed by the Investment Adviser to be warranted (“temporary defensive periods”), the Fund may, without limitation, hold cash or invest its assets in securities of United States government sponsored instrumentalities, including U.S. Treasury securities, in repurchase agreements in respect of those instruments, and in certain high-grade commercial paper instruments. During temporary defensive periods, the Fund may also invest in money market mutual funds that invest primarily in securities of United States government sponsored instrumentalities and repurchase agreements in respect of those instruments. Obligations of certain agencies and instrumentalities of the United States government, such as the Government National Mortgage Association, are supported by the “full faith and credit” of the United States government; others, such as those of the Export-Import Bank of the United States, are supported by the right of the issuer to borrow from the United States Treasury; others, such as those of the Federal National Mortgage Association, are supported by the discretionary authority of the United States government to purchase the agency’s obligations; and still others, such as those of the Student Loan Marketing Association, are supported only by the credit of the instrumentality. No assurance can be given that the United States government would provide financial support to United States government sponsored instrumentalities if it is not obligated to do so by law. During temporary defensive periods, the Fund may be less likely to achieve its secondary investment objective of income.

Non-Investment Grade Securities. The Fund may invest up to 10% of its total assets in fixed income securities rated below investment grade by recognized statistical rating agencies or unrated securities of comparable quality. These securities, which may be preferred stock or debt, are predominantly speculative and involve major risk exposure to adverse conditions. Debt securities that are not rated or that are rated lower than “BBB” by S&P or lower than “Baa” by Moody’s are referred to in the financial press as “junk bonds.”

Generally, such lower grade securities and unrated securities of comparable quality offer a higher current yield than is offered by higher rated securities, but also (i) will likely have some quality and protective characteristics that, in the judgment of the rating organizations, are outweighed by large uncertainties or major risk exposures to adverse conditions and (ii) are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal in accordance with the terms of the obligation. The market values of certain of these securities also tend to be more sensitive to individual corporate developments and changes in economic conditions than higher quality securities. In addition, such securities generally present a higher degree of credit risk. The risk of loss due to default by these issuers is significantly greater because such lower grade securities and unrated securities of comparable quality generally are unsecured and frequently are subordinated to the prior payment of senior indebtedness. In light of these risks, the Investment Adviser, in evaluating the creditworthiness of an issue, whether rated or unrated, will take various factors into consideration, which may include, as applicable, the issuer’s operating history, financial resources and its sensitivity to economic conditions and trends, the market support for the facility financed by the issue, the perceived ability and integrity of the issuer’s management and regulatory matters.

In addition, the market value of securities in lower rated categories is more volatile than that of higher quality securities, and the markets in which such lower rated or unrated securities are traded are more limited than those in which higher rated securities are traded. The existence of limited markets may make it more difficult for the Fund to obtain accurate market quotations for purposes of valuing its portfolio and calculating its net asset value. Moreover, the lack of a liquid trading market may restrict the availability of securities for the Fund to purchase and may also have the effect of limiting the ability of the Fund to sell securities at their fair value in response to changes in the economy or the financial markets. Lower grade securities also present risks based on payment expectations. If an issuer calls the obligation for redemption (often a feature of fixed income securities), the Fund may have to replace the security with a lower yielding security, resulting in a decreased return for investors. Also, as the principal value of nonconvertible bonds and preferred stocks moves inversely with movements in interest rates, in the event of rising interest rates, the value of the securities held by the Fund may decline proportionately more than a portfolio consisting of higher rated securities. Investments in zero coupon bonds may be more speculative and subject to greater fluctuations in value due to changes in interest rates than bonds that pay regular income streams.

As part of its investment in non-investment grade securities, the Fund may invest in securities of issuers in default. The Fund will make an investment in securities of issuers in default only when the Investment Adviser believes that such issuers will honor their obligations or emerge from bankruptcy protection under a plan pursuant to which the securities received by the Fund in exchange for its defaulted securities will have a value in excess of the Fund’s investment. By investing in securities of issuers in default, the Fund bears the risk that these issuers will not continue to honor their obligations or emerge from bankruptcy protection or that the value of the securities will not otherwise appreciate.

In addition to using recognized rating agencies and other sources, the Investment Adviser also performs its own analysis of issues in seeking investments that it believes to be underrated (and thus higher yielding) in light of the financial condition of the issuer. Its analysis of issuers may include, among other things, current and anticipated cash flow and borrowing requirements, value of assets in relation to historical cost, strength of management, responsiveness to business conditions, credit standing, and current anticipated results of operations. In selecting investments for the Fund, the Investment Adviser may also consider general business conditions, anticipated changes in interest rates, and the outlook for specific industries.

Subsequent to its purchase by the Fund, an issue of securities may cease to be rated or its rating may be reduced. In addition, it is possible that statistical rating agencies may change their ratings of a particular issue to reflect subsequent events. Moreover, such ratings do not assess the risk of a decline in market value. None of these events will require the sale of the securities by the Fund, although the Investment Adviser will consider these events in determining whether the Fund should continue to hold the securities.

The market for lower grade and comparable unrated securities has experienced several periods of significantly adverse price and liquidity, particularly at or around times of economic recessions. Past market recessions have adversely affected the value of such securities as well as the ability of certain issuers of such securities to repay principal and pay interest thereon or to refinance such securities. The market for those securities may react in a similar fashion in the future.

Futures Contracts and Options on Futures. On behalf of the Fund, the Investment Adviser may, subject to the Fund’s investment restrictions and guidelines of the Board, purchase and sell financial futures contracts and options thereon which are traded on a commodities exchange or board of trade for certain hedging, yield enhancement and risk management purposes. These futures contracts and related options may be written on debt securities, financial indices, securities indices, United States government securities and foreign currencies. A financial futures contract is an agreement to purchase or sell an agreed amount of securities or currencies at a set price for delivery in the future.

A “sale” of a futures contract (or a “short” futures position) means the assumption of a contractual obligation to deliver the assets underlying the contract at a specified price at a specified future time. A “purchase” of a futures contract (or a “long” futures position) means the assumption of a contractual obligation to acquire the assets underlying the contract at a specified price at a specified future time. Certain futures contracts, including stock and bond index futures, are settled on a net cash payment basis rather than by the sale and delivery of the assets underlying the futures contracts. No consideration will be paid or received by the Fund upon the purchase or sale of a futures contract. Initially, the Fund will be required to deposit with the broker an amount of cash or cash equivalents equal to approximately 1% to 10% of the contract amount (this amount is subject to change by the exchange or board of trade on which the contract is traded and brokers or members of such board of trade may charge a higher amount). This amount is known as “initial margin” and is in the nature of a performance bond or good faith deposit on the contract. Subsequent payments, known as “variation margin,” to and from the broker will be made daily as the price of the index or security underlying the futures contract fluctuates. At any time prior to the expiration of a futures contract, the Fund may close the position by taking an opposite position, which will operate to terminate its existing position in the contract.

An option on a futures contract gives the purchaser the right, in return for the premium paid, to assume a position in a futures contract at a specified exercise price at any time prior to the expiration of the option. Upon exercise of an option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer’s futures margin account attributable to that contract, which represents the amount by which the market price of the futures contract exceeds, in the case of a call option, or is less than, in the case of a put option, the exercise price of the option on the futures contract. The potential loss related to the purchase of an option on a futures contract is limited to the premium paid for the option (plus transaction costs). Because the value of the option purchased is fixed at the point of sale, there are no daily cash payments by the purchaser to reflect changes in the value of the underlying contract; however, the value of the option does change daily and that change would be reflected in the net assets of the Fund.

Futures and options on futures entail certain risks, including but not limited to the following: no assurance that futures contracts or options on futures can be offset at favorable prices, possible reduction of the yield of the Fund due to the use of hedging, possible reduction in value of both the securities hedged and the hedging instrument, possible lack of liquidity due to daily limits on price fluctuations, imperfect correlation between the contracts and the securities being hedged, losses from investing in futures transactions that are potentially unlimited and the segregation requirements described below.

In the event the Fund sells a put option, the Fund will segregate or “earmark” cash, U.S. government securities or other liquid assets equal to the full notional value of the underlying security due in sold put options (less any margin on deposit). The Fund also reserves the right to instead cover its obligation by either purchasing a put option on the same reference asset with a strike price that equals or is higher than the strike price of the put option sold or selling short the instruments or currency underlying the put option at the same or higher price than the strike price of the put option. In the event the Fund enters into long futures contracts, the Fund will segregate or “earmark” cash, U.S. government securities or other liquid assets in an amount equal to the full notional value of the contract (less any margin on deposit). For short positions in futures contracts and sales of call options, the Fund may establish a segregated account (not with a futures commission merchant or broker) with cash or liquid securities that, when added to amounts deposited with a futures commission merchant or a broker as margin, equal the market value of the instruments or currency underlying the futures contract or call option or the market price at which the short positions were established. These earmarking, segregation or cover requirements can result in the Fund maintaining securities positions it would otherwise liquidate, segregating or earmarking assets at a time when it might be disadvantageous to do so or otherwise restrict portfolio management.

The Investment Adviser has claimed an exclusion, granted to operators of registered investment companies like the Fund, from registration as a commodity pool operator (“CPO”) with respect to the Fund under the Commodity Exchange Act (the “CEA”), and, therefore, is not subject to registration or regulation with respect to the Fund under the CEA. As a result, the Fund is limited in its ability to use commodity futures (which include futures on broad-based securities indices and interest rate futures) or options on commodity futures, engage in certain swaps transactions or make certain other investments (whether directly or indirectly through investments in other investment vehicles) for purposes other than “bona fide hedging,” as defined in the rules of the Commodity Futures Trading Commission. With respect to transactions other than for bona fide hedging purposes, either: (1) the aggregate initial margin and premiums required to establish the Fund’s positions in such investments may not exceed 5% of the liquidation value of its portfolio (after accounting for unrealized profits and unrealized losses on any such investments); or (2) the aggregate net notional value of such instruments, determined at the time the most recent position was established, may not exceed 100% of the liquidation value of its portfolio (after accounting for unrealized profits and unrealized losses on any such positions). In addition to meeting one of the foregoing trading limitations, the Fund may not market itself as a commodity pool or otherwise as a vehicle for trading in the futures, options or swaps markets. If the Investment Adviser were required to register as a CPO with respect to the Fund, compliance with additional registration and regulatory requirements would increase Fund expenses. Other potentially adverse regulatory initiatives could also develop.

Swap Contracts. On behalf of the Fund, the Investment Adviser may, subject to the Fund’s investment restrictions and guidelines established by the Board, enter into swap transactions. Swap contracts generally will be used by the Fund for the purpose of seeking to increase the income of the Fund. The use of swaps is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio security transactions. In a typical swap transaction on an equity security, a set of future cash flows is exchanged between two counterparties. One of these cash flow streams will typically be based on a reference interest rate combined with the performance of a notional value of shares of a stock. The other will be based on the performance of the shares of a stock. Depending on the general state of short term interest rates and the returns on the Fund’s portfolio securities at the time an equity swap transaction reaches its scheduled termination date, there is a risk that the Fund will not be able to obtain a replacement transaction or that the terms of the replacement will not be as favorable as on the expiring transaction.

Options. On behalf of the Fund, the Investment Adviser may, subject to the guidelines of the Board and SEC or staff guidance and any other applicable regulatory authority, purchase or sell (i.e., write) options on securities, securities indices and foreign currencies which are listed on a national securities exchange or in the U.S. over-the-counter (“OTC”) markets as a means of achieving additional return or of hedging the value of the Fund’s portfolio. The Fund may write covered call options on common stocks that it owns or has an immediate right to acquire through conversion or exchange of other securities in an amount not to exceed 25% of total assets or invest up to 10% of its total assets in the purchase of put options on common stocks that the Fund owns or may acquire through the conversion or exchange of other securities that it owns.

A call option is a contract that gives the holder of the option the right to buy from the writer (seller) of the call option, in return for a premium paid, the security underlying the option at a specified exercise price at any time during the term of the option. The writer of the call option has the obligation upon exercise of the option to deliver the underlying security upon payment of the exercise price during the option period.

A put option is a contract that gives the holder of the option the right to sell to the writer (seller), in return for the premium, the underlying security at a specified price during the term of the option. The writer of the put, who receives the premium, has the obligation to buy the underlying security upon exercise, at the exercise price during the option period.

If the Fund has written an option, it may terminate its obligation by effecting a closing purchase transaction. This is accomplished by purchasing an option of the same series as the option previously written. There can be no assurance that a closing purchase transaction can be effected when the Fund so desires.

An exchange-traded option may be closed out only on an exchange which provides a secondary market for an option of the same series. Although the Fund will generally purchase or write only those options for which there appears to be an active secondary market, there is no assurance that a liquid secondary market on an exchange will exist for any particular option.

A call option is “covered” if the Fund owns the underlying instrument covered by the call or has an absolute and immediate right to acquire that instrument without additional cash consideration upon conversion or exchange of another instrument held in its portfolio (or for additional cash consideration held in a segregated account by its custodian). A call option is also covered if the Fund holds a call on the same instrument as the call written where the exercise price of the call held is (i) equal to or less than the exercise price of the call written or (ii) greater than the exercise price of the call written if the difference is maintained by the Fund in cash, U.S. government obligations or other high-grade short term obligations in a segregated account with its custodian. A put option is “covered” if the Fund maintains cash or other high-grade short term obligations with a value equal to the exercise price in a segregated account with its custodian, or else holds a put on the same instrument as the put written where the exercise price of the put held is equal to or greater than the exercise price of the put written. If the Fund has written an option, it may terminate its obligation by effecting a closing purchase transaction. This is accomplished by purchasing an option of the same series as the option previously written. However, once the Fund has been assigned an exercise notice, it will be unable to effect a closing purchase transaction. Similarly, if the Fund is the holder of an option, it may liquidate its position by effecting a closing sale transaction. This is accomplished by selling an option with the same terms as the option previously purchased. There can be no assurance that either a closing purchase or sale transaction can be effected when the Fund so desires.

The Fund will realize a profit from a closing transaction if the price of the transaction is less than the premium it received from writing the option or is more than the premium it paid to purchase the option; the Fund will realize a loss from a closing transaction if the price of the transaction is more than the premium it received from writing the option or is less than the premium it paid to purchase the option. Since call option prices generally reflect increases in the price of the underlying security, any loss resulting from the repurchase of a call option may also be wholly or partially offset by unrealized appreciation of the underlying security. Other principal factors affecting the market value of a put or a call option include supply and demand, interest rates, the current market price and price volatility of the underlying security and the time remaining until the expiration date. Gains and losses on investments in options depend, in part, on the ability of the Investment Adviser to predict correctly the effect of these factors. The use of options cannot serve as a complete hedge since the price movement of securities underlying the options will not necessarily follow the price movements of the portfolio securities subject to the hedge.

An option position may be closed out only on an exchange that provides a secondary market for an option with the same terms or in a private transaction. Although the Fund will generally purchase or write only those options for which there appears to be an active secondary market, there is no assurance that a liquid secondary market on an exchange will exist for any particular option. In such event, it might not be possible to effect closing transactions in particular options, so that the Fund would have to exercise its options in order to realize any profit and would incur brokerage commissions upon the exercise of call options and upon the subsequent disposition of underlying securities for the exercise of put options. If the Fund, as a covered call option writer, is unable to effect a closing purchase transaction in a secondary market, it will not be able to sell the underlying security until the option expires or it delivers the underlying security upon exercise or otherwise covers the position.

In addition to options on securities, the Fund may also purchase and sell call and put options on securities indices. A stock index reflects in a single number the market value of many different stocks. Relative values are assigned to the stocks included in an index and the index fluctuates with changes in the market values of the stocks. The options give the holder the right to receive a cash settlement during the term of the option based on the difference between the exercise price and the value of the index. By writing a put or call option on a securities index, the Fund is obligated, in return for the premium received, to make delivery of this amount. The Fund may offset its position in the stock index options prior to expiration by entering into a closing transaction on an exchange or it may let the option expire unexercised.

The Fund may also buy or sell put and call options on foreign currencies. A put option on a foreign currency gives the purchaser of the option the right to sell a foreign currency at the exercise price until the option expires. A call option on a foreign currency gives the purchaser of the option the right to purchase the currency at the exercise price until the option expires. Currency options traded on U.S. or other exchanges may be subject to position limits which may limit the ability of the Fund to reduce foreign currency risk using such options. OTC options differ from exchange-traded options in that they are two-party contracts with price and other terms negotiated between buyer and seller and generally do not have as much market liquidity as exchange-traded options. OTC options are considered illiquid securities.

Use of options on securities indices entails the risk that trading in the options may be interrupted if trading in certain securities included in the index is interrupted. The Fund will not purchase these options unless the Investment Adviser is satisfied with the development, depth and liquidity of the market and the Investment Adviser believes the options can be closed out.

Price movements in the portfolio of the Fund may not correlate precisely with the movements in the level of an index and, therefore, the use of options on indices cannot serve as a complete hedge and will depend, in part, on the ability of the Investment Adviser to predict correctly movements in the direction of the stock market generally or of a particular industry. Because options on securities indices require settlement in cash, the Fund may be forced to liquidate portfolio securities to meet settlement obligations.

Although the Investment Adviser will attempt to take appropriate measures to minimize the risks relating to the Fund’s writing of put and call options, there can be no assurance that the Fund will succeed in any option writing program it undertakes.

Securities Index Futures Contracts and Options Thereon. Purchases or sales of securities index futures contracts are used for hedging purposes to attempt to protect the Fund’s current or intended investments from broad fluctuations in stock or bond prices. For example, the Fund may sell securities index futures contracts in anticipation of or during a market decline to attempt to offset the decrease in market value of its securities portfolio that might otherwise result. If such decline occurs, the loss in value of portfolio securities may be offset, in whole or part, by gains on the futures position. When the Fund is not fully invested in the securities market and anticipates a significant market advance, it may purchase securities index futures contracts in order to gain rapid market exposure that may, in part or entirely, offset increases in the cost of securities that it intends to purchase. As such purchases are made, the corresponding positions in securities index futures contracts will be closed out. The Fund may write put and call options on securities index futures contracts for hedging purposes.

Currency Futures and Options Thereon. Generally, foreign currency futures contracts and options thereon are similar to the interest rate futures contracts and options thereon discussed previously. By entering into currency futures and options thereon, the Fund will seek to establish the rate at which it will be entitled to exchange U.S. dollars for another currency at a future time. By selling currency futures, the Fund will seek to establish the number of dollars it will receive at delivery for a certain amount of a foreign currency. In this way, whenever the Fund anticipates a decline in the value of a foreign currency against the U.S. dollar, the Fund can attempt to “lock in” the U.S. dollar value of some or all of the securities held in its portfolio that are denominated in that currency. By purchasing currency futures, the Fund can establish the number of dollars it will be required to pay for a specified amount of a foreign currency in a future month. Thus, if the Fund intends to buy securities in the future and expects the U.S. dollar to decline against the relevant foreign currency during the period before the purchase is effected, the Fund can attempt to “lock in” the price in U.S. dollars of the securities it intends to acquire.

The purchase of options on currency futures will allow the Fund, for the price of the premium and related transaction costs it must pay for the option, to decide whether or not to buy (in the case of a call option) or to sell (in the case of a put option) a futures contract at a specified price at any time during the period before the option expires. If the Investment Adviser, in purchasing an option, has been correct in its judgment concerning the direction in which the price of a foreign currency would move as against the U.S. dollar, the Fund may exercise the option and thereby take a futures position to hedge against the risk it had correctly anticipated or close out the option position at a gain that will offset, to some extent, currency exchange losses otherwise suffered by the Fund. If exchange rates move in a way the Fund did not anticipate, however, the Fund will have incurred the expense of the option without obtaining the expected benefit; any such movement in exchange rates may also thereby reduce, rather than enhance, the Fund’s profits on its underlying securities transactions.

Forward Currency Exchange Contracts. Subject to guidelines of the Board, the Fund may enter into forward foreign currency exchange contracts to protect the value of its portfolio against future changes in the level of currency exchange rates. The Fund may enter into such contracts on a “spot” (i.e., cash) basis at the rate then prevailing in the currency exchange market or on a forward basis, by entering into a forward contract to purchase or sell currency. A forward contract on foreign currency is an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days agreed upon by the parties from the date of the contract at a price set on the date of the contract. The Fund’s dealings in forward contracts generally will be limited to hedging involving either specific transactions or portfolio positions. The Fund does not have an independent limitation on its investments in foreign currency futures contracts and options on foreign currency futures contracts.

At or before the maturity of a forward sale contract, the Fund may either sell a portfolio security and make delivery of the currency, or retain the security and offset its contractual obligations to deliver the currency by purchasing a second contract pursuant to which the Fund will obtain, on the same maturity date, the same amount of the currency which it is obligated to deliver. If the Fund retains the portfolio security and engages in an offsetting transaction, the Fund, at the time of execution of the offsetting transaction, will incur a gain or a loss to the extent that movement has occurred in forward contract prices. Should forward prices decline during the period between entering into a forward contract by the Fund for the sale of a currency and the date it enters into an offsetting contract for the purchase of the currency, the Fund will realize a gain to the extent the price of the currency it has agreed to purchase is less than the price of the currency it has agreed to sell. Should forward prices increase, the Fund will suffer a loss to the extent the price of the currency it has agreed to purchase exceeds the price of the currency it has agreed to sell. Closing out forward purchase contracts involves similar offsetting transactions.

The cost to the Fund of engaging in currency transactions varies with factors such as the currency involved, the length of the contract period and the market conditions then prevailing. Because forward transactions in currency exchange are usually conducted on a principal basis, no fees or commissions are involved. The use of foreign currency contracts does not eliminate fluctuations in the underlying prices of the securities, but it does establish a rate of exchange that can be achieved in the future. In addition, although forward currency contracts limit the risk of loss due to a decline in the value of the hedged currency, they also limit any potential gain that might result if the value of the currency increases.

If a decline in any currency is generally anticipated by the Investment Adviser, the Fund may not be able to contract to sell the currency at a price above the level to which the currency is anticipated to decline.

Repurchase Agreements. The Fund may enter into repurchase agreements with banks and non-bank dealers of United States government securities which are listed as reporting dealers of the Federal Reserve Bank and which furnish collateral at least equal in value or market price to the amount of their repurchase obligation. In a repurchase agreement, the Fund purchases a debt security from a seller who undertakes to repurchase the security at a specified resale price on an agreed future date. Repurchase agreements are generally for one business day and generally will not have a duration of longer than one week. The SEC has taken the position that, in economic reality, a repurchase agreement is a loan by a fund to the other party to the transaction secured by securities transferred to the fund. The resale price generally exceeds the purchase price by an amount which reflects an agreed upon market interest rate for the term of the repurchase agreement. The Fund’s risk is primarily that, if the seller defaults, the proceeds from the disposition of the underlying securities and other collateral for the seller’s obligation may be less than the repurchase price. If the seller becomes insolvent, the Fund might be delayed in or prevented from selling the collateral. In the event of a default or bankruptcy by a seller, the Fund will promptly seek to liquidate the collateral. To the extent that the proceeds from any sale of the collateral upon a default in the obligation to repurchase is less than the repurchase price, the Fund will experience a loss. If the financial institution that is a party to the repurchase agreement petitions for bankruptcy or becomes subject to the United States Bankruptcy Code, the law regarding the rights of the Fund is unsettled. As a result, under extreme circumstances, there may be a restriction on the Fund’s ability to sell the collateral and the Fund could suffer a loss.

Loans of Portfolio Securities. To increase income, the Fund may lend its portfolio securities to securities broker-dealers or financial institutions if (i) the loan is collateralized in accordance with applicable regulatory requirements and (ii) no loan will cause the value of all loaned securities to exceed 20% of the value of its total assets. If the borrower fails to maintain the requisite amount of collateral, the loan automatically terminates and the Fund could use the collateral to replace the securities while holding the borrower liable for any excess of replacement cost over the value of the collateral. As with any extension of credit, there are risks of delay in recovery and in some cases even loss of rights in collateral should the borrower of the securities fail financially.

While these loans of portfolio securities will be made in accordance with guidelines approved by the Fund’s Board, there can be no assurance that borrowers will not fail financially. On termination of the loan, the borrower is required to return the securities to the Fund, and any gain or loss in the market price during the loan would inure to the Fund. If the counterparty to the loan petitions for bankruptcy or becomes subject to the United States Bankruptcy Code, the law regarding the Fund’s rights is unsettled. As a result, under these circumstances, there may be a restriction on the Fund’s ability to sell the collateral and it would suffer a loss.

Borrowing. The Fund may borrow money in accordance with its investment restrictions, including as a temporary measure for extraordinary or emergency purposes. It may not borrow for investment purposes.

Leverage. As provided in the 1940 Act, and subject to compliance with the Fund’s investment limitations, the Fund may issue senior securities representing stock, such as preferred stock, so long as immediately following such issuance of stock, its total assets exceed 200% of the amount of such stock. The use of leverage magnifies the impact of changes in net asset value. For example, a fund that uses 33% leverage will show a 1.5% increase or decline in net asset value for each 1% increase or decline in the value of its total assets. In addition, if the cost of leverage exceeds the return on the securities acquired with the proceeds of leverage, the use of leverage will diminish, rather than enhance, the return to the Fund. The use of leverage generally increases the volatility of returns to the Fund.

Additionally, the Fund may enter into derivative transactions that have economic leverage embedded in them. Derivative transactions that the Fund may enter into and the risks associated with them are described elsewhere in this Prospectus and in the SAI. The Fund cannot assure you that investments in derivative transactions that have economic leverage embedded in them will result in a higher return on its common stock.

Further information on the investment objectives and policies of the Fund is set forth in the SAI.

Investment Restrictions. The Fund has adopted certain investment restrictions as fundamental policies of the Fund. Under the 1940 Act, a fundamental policy may not be changed without the vote of a majority, as defined in the 1940 Act, of the outstanding voting securities of the Fund (voting together as a single class). In addition, a majority, as defined in the 1940 Act, of the outstanding preferred stock of the Fund (voting separately as a single class) is also required to change a fundamental policy, as defined in the 1940 Act. The Fund’s investment restrictions are more fully discussed under “Investment Restrictions” in the SAI.

Portfolio Turnover. The Fund does not engage in the trading of securities for the purpose of realizing short term profits, but adjusts its portfolio as it deems advisable in view of prevailing or anticipated market conditions to accomplish its investment objectives. A high rate of portfolio turnover involves correspondingly greater brokerage commission expenses than a lower rate, and such expenses must be borne by the Fund and its stockholders. High portfolio turnover may also result in the realization of substantial net short term capital gains and any distributions resulting from such gains will be taxable at ordinary income rates for United States federal income tax purposes. The Fund’s portfolio turnover rates for the fiscal years ended December 31, 2017 and 2018 were 11.4% and 17.1%, respectively. The portfolio turnover rate is calculated by dividing the lesser of sales or purchases of portfolio securities by the average monthly value of a fund’s portfolio securities. For purposes of this calculation, portfolio securities exclude purchases and sales of debt securities having a maturity at the date of purchase of one year or less.

RISK FACTORS AND SPECIAL CONSIDERATIONS

Investors should consider the following risk factors and special considerations associated with investing in the Fund:

Leverage Risk

The Fund currently uses, and intends to continue to use, leverage for investment purposes by issuing preferred stock. “Leverage” for these purposes means the ratio by which the aggregate amount of senior securities representing indebtedness of the Fund plus the aggregate involuntary liquidation preference of the Fund’s preferred stock bears to the Fund’s total assets. As of September 30, 2019, the amount of leverage represented approximately 22% of the Fund’s net assets. The Series C Auction Rate Preferred, Series D Preferred, Series E Auction Rate Preferred, Series G Preferred, Series H Preferred and Series J Preferred have the same seniority with respect to distributions and liquidation preference. Preferred stock has seniority over common stock.

The Fund’s use of leverage, which can be described as exposure to changes in price at a ratio greater than the amount of equity invested, either through the issuance of preferred stock, borrowing or other forms of market exposure, magnifies both the favorable and unfavorable effects of price movements in the investments made by the Fund. The Fund’s leveraged capital structure creates special risks not associated with unleveraged funds having similar investment objectives and policies. The Fund cannot assure that the issuance of preferred stock will result in a higher yield or return to the holders of the common stock.

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Preferred Stock Risk. The issuance of preferred stock causes the net asset value and market value of the common stock to become more volatile. If the dividend rate on the preferred stock approaches the net rate of return on the Fund’s investment portfolio, the benefit of leverage to the holders of the common stock would be reduced. If the dividend rate on the preferred stock plus the management fee annual rate of 1.00% (as applicable) exceeds the net rate of return on the Fund’s portfolio, the leverage will result in a lower rate of return to the holders of common stock than if the Fund had not issued preferred stock.

Any decline in the net asset value of the Fund’s investments would be borne entirely by the holders of common stock. Therefore, if the market value of the Fund’s portfolio declines, the leverage will result in a greater decrease in net asset value to the holders of common stock than if the Fund were not leveraged. This greater net asset value decrease will also tend to cause a greater decline in the market price for the common stock. The Fund might be in danger of failing to maintain the required asset coverage of the preferred stock or of losing its ratings on the preferred stock or, in an extreme case, the Fund’s current investment income might not be sufficient to meet the dividend requirements on the preferred stock. In order to counteract such an event, the Fund might need to liquidate investments in order to fund a redemption of some or all of the preferred stock.

In addition, the Fund would pay (and the holders of common stock will bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred stock, including the advisory fees on the incremental assets attributable to such shares.

Holders of preferred stock may have different interests than holders of common stock and may at times have disproportionate influence over the Fund’s affairs. Holders of preferred stock, voting separately as a single class, would have the right to elect two members of the Board at all times and in the event dividends become two full years in arrears would have the right to elect a majority of the Directors until such arrearage is completely eliminated. In addition, preferred stockholders have class voting rights on certain matters, including changes in fundamental investment restrictions and conversion of the fund to open-end status, and accordingly can veto any such changes.

Restrictions imposed on the declarations and payment of dividends or other distributions to the holders of the Fund’s common stock and preferred stock, both by the 1940 Act and by requirements imposed by rating agencies, might impair the Fund’s ability to maintain its qualification as a regulated investment company for federal income tax purposes. While the Fund intends to redeem its preferred stock to the extent necessary to enable the Fund to distribute its income as required to maintain its qualification as a regulated investment company under the Code, there can be no assurance that such actions can be effected in time to meet the Code requirements.

•	Special Risks to Holders of Fixed Rate Preferred Stock

Illiquidity Prior to Exchange Listing. Prior to the offering, there will be no public market for any additional series of Fixed Rate Preferred Stock. In the event any additional series of Fixed Rate Preferred Stock are issued, prior application will have been made to list such shares on a national securities exchange, which will likely be the NYSE. However, during an initial period, which is not expected to exceed 30 days after the date of its initial issuance, such shares may not be listed on any securities exchange. Before an additional series of Fixed Rate Preferred Stock is listed on a securities exchange, the underwriters may, but will not be obligated to, make a market in such shares. Consequently, an investment in such shares may be illiquid during such period.

Market Price Fluctuation. Shares of Fixed Rate Preferred Stock may trade at a premium to or discount from liquidation value for various reasons, including changes in interest rates.

Common Stock Repurchases. Repurchases of common stock by the Fund may reduce the net asset coverage of the preferred stock, which could adversely affect their liquidity or market prices.

Common Stock Distribution Policy. In the event the Fund does not generate a total return from dividends and interest received and net realized capital gains in an amount at least equal to its distributions for a given year, the Fund may return capital as part of its distribution. This would decrease the asset coverage per share with respect to the Fund’s preferred stock, which could adversely affect its liquidity or market prices. See “Risk Factors and Special Considerations—Common Stock Distribution Policy Risk.”

Credit Quality Ratings. The Fund may obtain credit quality ratings for its preferred stock, if desired; however, it is not required to do so and may issue shares of preferred stock without any rating. If rated, the Fund does not impose any minimum rating necessary to issue such shares. In order to obtain and maintain attractive credit quality ratings for preferred stock or borrowings, if desired, the Fund’s portfolio must satisfy over-collateralization tests established by the relevant rating agencies. These tests are more difficult to satisfy to the extent the Fund’s portfolio securities are of lower credit quality, longer maturity or not diversified by issuer and industry within the meaning of such rating agencies’ over-collateralization tests. These guidelines could affect portfolio decisions and may be more stringent than those imposed by the 1940 Act. With respect to ratings (if any) of the preferred stock, a rating by a ratings agency does not eliminate or necessarily mitigate the risks of investing in our preferred stock, and a rating may not fully or accurately reflect all of the securities’ credit risks. A rating does not address the liquidity or any other market risks of the securities being rated. A rating agency could downgrade the rating of our preferred stock, which may make such securities less liquid in the secondary market. If a rating agency downgrades the rating assigned to our preferred stock, we may alter our portfolio or redeem all or a portion of the preferred stock that are then redeemable under certain circumstances.

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Portfolio Guidelines of Rating Agencies for Preferred Stock and/or Credit Facility. In order to obtain and maintain attractive credit quality ratings for preferred stock, the Fund must comply with investment quality, diversification and other guidelines established by the relevant rating agencies. These guidelines could affect portfolio decisions and may be more stringent than those imposed by the 1940 Act. In the event that a rating on the Fund’s preferred stock is lowered or withdrawn by the relevant rating agency, the Fund may also be required to redeem all or part of its outstanding preferred stock, and the common stock of the Fund will lose the potential benefits associated with a leveraged capital structure.

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Impact on Common Stock. Assuming that leverage will (1) be equal in amount to approximately 25% of the Fund’s total net assets, and (2) charge interest or involve dividend payments at a projected blended annual average leverage dividend or interest rate of 5.00%, then the annual return generated by the Fund’s portfolio (net of estimated expenses) must exceed approximately 1.29% of the Fund’s total net assets in order to cover such interest or dividend payments and other expenses specifically related to leverage. These numbers are merely estimates, used for illustration. Actual dividend rates, interest or payment rates may vary frequently and may be significantly higher or lower than the rate estimated above. The following table is furnished in response to requirements of the SEC. It is designed to illustrate the effect of leverage on common stock total return, assuming investment portfolio total returns (comprised of net investment income of the Fund, realized gains or losses of the Fund and changes in the value of the securities held in the Fund’s portfolio) of -10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns experienced or expected to be experienced by the Fund. See “Risks.” The table further reflects leverage representing 25% of the Fund’s net assets, the Fund’s current projected blended annual average leverage dividend or interest rate of 5.00%, a management fee at an annual rate of 1.00% of the liquidation preference of any outstanding preferred stock and estimated annual incremental expenses attributable to any outstanding preferred stock of 0.02% of the Fund’s net assets attributable to shares of common stock.

Assumed Portfolio Total Return (Net of Expenses)	(10)%	(5)%	0%	5%	10%
Common Stock Total Return	(15.47)%	(8.76)%	(2.05)%	4.65%	11.36%

Common stock total return is composed of two elements — the common share distributions paid by the Fund (the amount of which is largely determined by the taxable income of the Fund (including realized gains or losses) after paying interest on any debt and/or dividends on any preferred stock) and unrealized gains or losses on the value of the securities the Fund owns. As required by SEC rules, the table assumes that the Fund is more likely to suffer capital losses than to enjoy total return. For example, to assume a total return of 0% the Fund must assume that the income it receives on its investments is entirely offset by expenses and losses in the value of those investments.

Special Risks for Holders of Subscription Rights

There is a risk that changes in yield or changes in the credit quality of the Fund may result in the underlying preferred stock or common stock purchasable upon exercise of the subscription rights being less attractive to investors at the conclusion of the subscription period. This may reduce or eliminate the value of the subscription rights. Investors who receive subscription rights may find that there is no market to sell rights they do not wish to exercise. If investors exercise only a portion of the rights, the number of shares of preferred stock or common stock issued may be reduced, and the preferred stock or common stock may trade at less favorable prices than larger offerings for similar securities.

Common Stock Distribution Policy Risk

The Fund has adopted a policy, which may be changed at any time by the Board, of paying a minimum annual distribution of 10% of the average net asset value of the Fund to common stockholders. In the event the Fund does not generate a total return from dividends and interest received and net realized capital gains in an amount equal to or in excess of its stated distribution in a given year, the Fund may return capital as part of such distribution, which may have the effect of decreasing the asset coverage per share with respect to the Fund’s preferred stock. Any return of capital should not be considered by investors as yield or total return on their investment in the Fund. For the fiscal year ended December 31, 2018, the Fund made distributions of $0.64 per share of common stock, approximately 5.60% of which was deemed a return of capital. The Fund has made quarterly distributions with respect to its common stock since 1987. A portion of the distributions to common stockholders during twenty of the thirty-two fiscal years that distributions were paid since the Fund’s inception has constituted a return of capital. The composition of each distribution is estimated based on the earnings of the Fund as of the record date for each distribution. The actual composition of each of the current year’s distributions will be based on the Fund’s investment activity through the end of the calendar year.

Value Investing Risk

The Fund invests in dividend-paying common and preferred stocks that the Investment Adviser believes are undervalued or inexpensive relative to other investments. These types of securities may present risks in addition to the general risks associated with investing in common and preferred stocks. These securities generally are selected on the basis of an issuer’s fundamentals relative to current market price. Such securities are subject to the risk of mis-estimation of certain fundamental factors. In addition, during certain time periods market dynamics may strongly favor “growth” stocks of issuers that do not display strong fundamentals relative to market price based upon positive price momentum and other factors. Disciplined adherence to a “value” investment mandate during such periods can result in significant underperformance relative to overall market indices and other managed investment vehicles that pursue growth style investments and/or flexible equity style mandates.

Non-Diversified Status

The Fund is classified as a “non-diversified” investment company under the 1940 Act, which means it is not limited by the 1940 Act in the proportion of its assets that may be invested in the securities of a single issuer. As a non-diversified investment company, the Fund may invest in the securities of individual issuers to a greater degree than a diversified investment company. As a result, the Fund may be more vulnerable to events affecting a single issuer and therefore subject to greater volatility than a fund that is more broadly diversified. Accordingly, an investment in the Fund may present greater risk to an investor than an investment in a diversified company. To qualify as a “regulated investment company,” or “RIC,” for purposes of the Code, the Fund has in the past conducted and intends to conduct its operations in a manner that will relieve it of any liability for federal income tax to the extent its earnings are distributed to stockholders. To so qualify as a “regulated investment company,” among other requirements, the Fund will limit its investments so that, at the close of each quarter of the taxable year:

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not more than 25% of the market value of its total assets will be invested in the securities (other than United States government securities or the securities of other RICs) of a single issuer, any two or more issuers in which the Fund owns 20% or more of the voting securities and which are determined to be engaged in the same, similar or related trades or businesses or in the securities of one or more qualified publicly traded partnerships (as defined in the Code); and

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at least 50% of the market value of the Fund’s assets will be represented by cash, securities of other regulated investment companies, United States government securities and other securities, with such other securities limited in respect of any one issuer to an amount not greater than 5% of the value of its assets and not more than 10% of the outstanding voting securities of such issuer.

Market Value and Net Asset Value

The Fund is a non-diversified, closed-end management investment company. Shares of closed-end funds are bought and sold in the securities markets and may trade at either a premium to or discount from net asset value. Listed shares of closed-end investment companies often trade at discounts from net asset value. This characteristic of shares of a closed-end fund is a risk separate and distinct from the risk that its net asset value may decrease. The Fund cannot predict whether its listed stock will trade at, below or above net asset value. Since inception, the Fund’s shares of common stock have traded at both premiums to and discounts from net asset value. As of November 18, 2019, the shares closed at a premium of approximately 4.44%. Stockholders desiring liquidity may, subject to applicable securities laws, trade their Fund shares on the NYSE or other markets on which such shares may trade at the then-current market value, which may differ from the then-current net asset value. Stockholders will incur brokerage or other transaction costs to sell stock.

Equity Risk

Investing in the Fund involves equity risk, which is the risk that the securities held by the Fund will fall in market value due to adverse market and economic conditions, perceptions regarding the industries in which the issuers of securities held by the Fund participate and the particular circumstances and performance of particular companies whose securities the Fund holds. An investment in the Fund represents an indirect economic stake in the securities owned by the Fund, which are for the most part traded on securities exchanges or in the OTC markets. The market value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The net asset value of the Fund may at any point in time be worth less than the amount at the time the stockholder invested in the Fund, even after taking into account any reinvestment of distributions.

Industry Risk

The Fund may invest up to 25% of its total assets in securities of a single industry. Should the Fund choose to do so, the net asset value of the Fund will be more susceptible to factors affecting those particular types of companies, which, depending on the particular industry, may include, among others: governmental regulation; inflation; cost increases in raw materials, fuel and other operating expenses; technological innovations that may render existing products and equipment obsolete; and increasing interest rates resulting in high interest costs on borrowings needed for capital investment, including costs associated with compliance with environmental and other regulations. In such circumstances, the Fund’s investments may be subject to greater risk and market fluctuation than a fund that had securities representing a broader range of industries.

Special Risks Related to Fund Investments in Preferred Securities

There are special risks associated with the Fund’s investing in preferred securities, including:

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Deferral.  Preferred securities may include provisions that permit the issuer, at its discretion, to defer dividends or distributions for a stated period without any adverse consequences to the issuer. If the Fund owns a preferred security that is deferring its dividends or distributions, the Fund may be required to report income for tax purposes although it has not yet received such income.

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Non-Cumulative Dividends.  Some preferred securities are non-cumulative, meaning that the dividends do not accumulate and need not ever be paid. A portion of the portfolio may include investments in non-cumulative preferred securities, whereby the issuer does not have an obligation to make up any arrearages to its stockholder. Should an issuer of a non-cumulative preferred security held by the Fund determine not to pay dividends or distributions on such security, the Fund’s return from that security may be adversely affected. There is no assurance that dividends or distributions on non-cumulative preferred securities in which the Fund invests will be declared or otherwise made payable.

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Subordination.  Preferred securities are subordinated to bonds and other debt instruments in an issuer’s capital structure in terms of priority to corporate income and liquidation payments, and therefore will be subject to greater credit risk than more senior debt security instruments.

•	Liquidity. Preferred securities may be substantially less liquid than many other securities, such as common stocks or U.S. government securities.

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Limited Voting Rights.  Generally, preferred security holders (such as the Fund) have no voting rights with respect to the issuing company unless preferred dividends have been in arrears for a specified number of periods, at which time the preferred security holders may be entitled to elect a number of directors to the issuer’s board. Generally, once all the arrearages have been paid, the preferred security holders no longer have voting rights.

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Special Redemption Rights.  In certain varying circumstances, an issuer of preferred securities may redeem the securities prior to a specified date. For instance, for certain types of preferred securities, a redemption may be triggered by a change in federal income tax or securities laws. A redemption by the issuer may negatively impact the return of the security held by the Fund.

•	Phantom Income. Some preferred securities are classified as debt for U.S. federal income tax purposes.

Market Disruption and Geopolitical Risk

The occurrence of events similar to those in recent years, such as the aftermath of the war in Iraq, instability in Afghanistan, Pakistan, Egypt, Libya, Syria, Russia, Hong Kong, Ukraine and the Middle East, ongoing epidemics of infectious diseases in certain parts of the world, natural/environmental disasters, terrorist attacks in the United States and around the world, social and political discord, debt crises (such as the Greek crisis), sovereign debt downgrades, increasingly strained relations between the United States and a number of foreign countries, including traditional allies, such as certain European countries, and historical adversaries, such as North Korea, Iran, China and Russia, and the international community generally, new and continued political unrest in various countries, such as Venezuela and Spain, the exit or potential exit of one or more countries from the EU or the European Monetary Union (the “EMU”), continued changes in the balance of political power among and within the branches of the U.S. government, government shutdowns, among others, may result in market volatility, may have long term effects on the U.S. and worldwide financial markets, and may cause further economic uncertainties in the United States and worldwide.

Due to a lapse in appropriations, a partial U.S. government shutdown occurred from December 22, 2018 through January 25, 2019. The impact of the shutdown on the Fund, issuers in which the Fund invests, the financial markets and the broader economy is uncertain. The current contentious domestic political environment, as well as political and diplomatic events within the United States and abroad, such as the U.S. government’s inability at times to agree on a long-term budget and deficit reduction plan, may in the future result in additional government shutdowns, which could have a material adverse effect on the Fund’s investments and operations. In addition, the Fund’s ability to raise additional capital in the future through the sale of securities could be materially affected by a government shutdown. Additional and/or prolonged U.S. government shutdowns may affect investor and consumer confidence and may adversely impact financial markets and the broader economy, perhaps suddenly and to a significant degree.

The current political climate has intensified concerns about a potential trade war between China and the United States, as each country has recently imposed tariffs on the other country’s products. These actions may trigger a significant reduction in international trade, the oversupply of certain manufactured goods, substantial price reductions of goods and possible failure of individual companies and/or large segments of China’s export industry, which could have a negative impact on the Fund’s performance. U.S. companies that source material and goods from China and those that make large amounts of sales in China would be particularly vulnerable to an escalation of trade tensions. Uncertainty regarding the outcome of the trade tensions and the potential for a trade war could cause the U.S. dollar to decline against safe haven currencies, such as the Japanese yen and the euro. Events such as these and their consequences are difficult to predict and it is unclear whether further tariffs may be imposed or other escalating actions may be taken in the future.

As previously discussed, Brexit has led to volatility in the financial markets of the UK and more broadly across Europe and may also lead to weakening in consumer, corporate and financial confidence in such markets. The formal notification to the European Council required under Article 50 of the Treaty on EU was made on March 29, 2017, triggering a two year period during which the terms of exit were to be negotiated. Pursuant to an agreement between the UK and the EU, the date of Brexit has been extended to January 31, 2020, which date may change based on ongoing developments in the UK. The longer term economic, legal, political and social framework to be put in place between the UK and the EU are unclear at this stage and are likely to lead to ongoing political and economic uncertainty and periods of exacerbated volatility in both the UK and in wider European markets for some time. In particular, the decision made in the British referendum may also lead to a call for similar referendums in other European jurisdictions which may cause increased economic volatility in the European and global markets. This mid- to long-term uncertainty may have an adverse effect on the economy generally and on the ability of the Fund and its investments to execute its respective strategies and to receive attractive returns. In particular, currency volatility may mean that the returns of the Fund and its investments are adversely affected by market movements and may make it more difficult, or more expensive, for the Fund to execute prudent currency hedging policies. Potential decline in the value of the British Pound and/or the Euro against other currencies, along with the potential downgrading of the UK’s sovereign credit rating, may also have an impact on the performance of portfolio companies or investments located in the UK or Europe. In light of the above, no definitive assessment can currently be made regarding the impact that Brexit will have on the Fund, its investments or its organization more generally.

The occurrence of any of these above events could have a significant adverse impact on the value and risk profile of the Fund’s portfolio. The Fund does not know how long the securities markets may be affected by similar events and cannot predict the effects of similar events in the future on the U.S. economy and securities markets. There can be no assurance that similar events and other market disruptions will not have other material and adverse implications.

Economic Events and Market Risk

Periods of market volatility may continue to occur in the future, in response to various political, social and economic events both within and outside of the United States. These conditions have resulted in, and in many cases continue to result in, greater price volatility, less liquidity, widening credit spreads and a lack of price transparency, with many securities remaining illiquid and of uncertain value. Such market conditions may adversely affect the Fund, including by making valuation of some of the Fund’s securities uncertain and/or result in sudden and significant valuation increases or declines in the Fund’s holdings. If there is a significant decline in the value of the Fund’s portfolio, this may impact the asset coverage levels for the Fund’s outstanding leverage.

Risks resulting from any future debt or other economic crisis could also have a detrimental impact on the global economic recovery, the financial condition of financial institutions and our business, financial condition and results of operation. Market and economic disruptions have affected, and may in the future affect, consumer confidence levels and spending, personal bankruptcy rates, levels of incurrence and default on consumer debt and home prices, among other factors. To the extent uncertainty regarding the U.S. or global economy negatively impacts consumer confidence and consumer credit factors, our business, financial condition and results of operations could be significantly and adversely affected. Downgrades to the credit ratings of major banks could result in increased borrowing costs for such banks and negatively affect the broader economy. Moreover, Federal Reserve policy, including with respect to certain interest rates, may also adversely affect the value, volatility and liquidity of dividend- and interest-paying securities. Market volatility, rising interest rates and/or a return to unfavorable economic conditions could impair the Fund’s ability to achieve its investment objective.

Tax Cuts and Jobs Act of 2017

Congress has enacted a tax reform bill that, among other things, significantly changes the taxation of business entities (including by significantly lowering corporate tax rates), the deductibility of interest expense, and the timing in which certain income items are recognized (potentially including, in certain cases, income from debt and other financial instruments). We cannot predict the impact, if any, of these changes to our business. Until we can evaluate how these changes impact our business and the business of our competitors over the long term, we will not know if, overall, we will benefit from them or be negatively affected by them.

Regulation and Government Intervention Risk

The global financial crisis of 2008 led the U.S. Government and certain foreign governments to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that experienced extreme volatility, and in some cases a lack of liquidity, including through direct purchases of equity and debt securities. Federal, state, and other governments, their regulatory agencies or self-regulatory organizations may take actions that affect the regulation of the issuers in which the Fund invests. Legislation or regulation may also change the way in which the Fund is regulated and could limit or preclude the Fund’s ability to achieve its investment objective.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), signed into law by President Obama on July 21, 2010, contains sweeping financial legislation regarding the operation of banks, private fund managers and other financial institutions. The Dodd-Frank Act includes provisions regarding, among other things, the regulation of derivatives (see “Investment Objectives and Policies—Investment Practices—Dodd-Frank Act Risk” in the SAI), the identification, monitoring and prophylactic regulation of systemic risks to financial markets, and the regulation of proprietary trading and investment activity of banking institutions. The continuing implementation of the Dodd-Frank Act and any other regulations could adversely affect the Investment Adviser and the Fund. The Investment Adviser may attempt to take certain actions to lessen the impact of the Dodd-Frank Act and any other legislation or regulation affecting the Fund, although no assurances can be given that such actions would be successful or that such actions would not have a significant negative impact on the Fund. The ultimate impact of the Dodd-Frank Act, and any additional future legislation or regulation, is not yet certain and the Investment Adviser and the Fund may be affected by governmental action in ways that are unforeseeable.

Furthermore, the Dodd-Frank Act created the Financial Stability Oversight Council (“FSOC”), an interagency body charged with identifying and monitoring systemic risks to financial markets. The FSOC has the authority to, among other things, require that non-bank financial companies that are “predominantly engaged in financial activities,” such as the Fund and the Investment Adviser, whose failure it determines would pose systemic risk, be placed under the supervision of the Federal Reserve. In the event that the FSOC designates the Fund or the Investment Adviser as a systemic risk to be placed under the Federal Reserve’s supervision, the Fund or the Investment Adviser could face stricter prudential standards, including risk-based capital requirements, leverage limits, liquidity requirements, concentration requirements and overall risk management requirements, among other restrictions. Such requirements could hinder the Fund’s ability to meet its investment objective and may place the Fund at a disadvantage with respect to its competitors.

Moreover, the SEC and its staff are also reportedly engaged in various initiatives and reviews that seek to improve and modernize the regulatory structure governing investment companies. These efforts appear to be focused on risk identification and controls in various areas, including embedded leverage through the use of derivatives and other trading practices, cybersecurity, liquidity, enhanced regulatory and public reporting requirements and the evaluation of systemic risks. Any new rules, guidance or regulatory initiatives resulting from these efforts could increase the Fund’s expenses and impact its returns to shareholders or, in the extreme case, impact or limit the Fund’s use of various portfolio management strategies or techniques and adversely impact the Fund.

The Trump administration has called for, and in certain instances has begun to implement, significant changes to U.S. trade, healthcare, immigration, foreign, and government regulatory policy. In this regard, there is significant uncertainty with respect to legislation, regulation and government policy at the federal level, as well as the state and local levels. Recent events have created a climate of heightened uncertainty and introduced new and difficult-to-quantify macroeconomic and political risks with potentially far reaching implications. There has been a corresponding meaningful increase in the uncertainty surrounding interest rates, inflation, foreign exchange rates, trade volumes and fiscal and monetary policy. To the extent the U.S. Congress or Trump administration implements changes to U.S. policy, those changes may impact, among other things, the U.S. and global economy, international trade and relations, unemployment, immigration, corporate taxes, healthcare, the U.S. regulatory environment, inflation and other areas. Although we cannot predict the impact, if any, of these changes to our business, they could adversely affect our business, financial condition, operating results and cash flows. Until we know what policy changes are made and how those changes impact our business and the business of our competitors over the long term, we will not know if, overall, we will benefit from them or be negatively affected by them.

The Fund may be affected by governmental action in ways that are not foreseeable, and there is a possibility that such actions could have a significant adverse effect on the Fund and its ability to achieve its investment objective.

Inflation Risk

Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Fund’s shares and distributions therefore may decline. In addition, during any periods of rising inflation, dividend rates of any debt securities issued by the Fund would likely increase, which would tend to further reduce returns to common shareholders.

Deflation Risk

Deflation risk is the risk that prices throughout the economy decline over time, which may have an adverse effect on the market valuation of companies, their assets and their revenues. In addition, deflation may have an adverse effect on the creditworthiness of issuers and may make issuer default more likely, which may result in a decline in the value of the Fund’s portfolio.

Interest Rate Transactions

The Fund may enter into interest rate swap or cap transactions. The use of interest rate swaps and caps is a highly specialized activity that involves certain risks to the Fund including, among others, counterparty risk and early termination risk. See “How the Fund Manages Risk—Interest Rate Transactions.”

Foreign Securities

The Fund may invest up to 35% of its total assets in securities of foreign issuers, including emerging market issuers, determined at the time of purchase. Investments in the securities of foreign issuers involve certain considerations and risks not ordinarily associated with investments in securities of domestic issuers and such securities may be more volatile than those of issuers in the United States. Foreign companies are not generally subject to uniform accounting, auditing and financial standards, and requirements comparable to those applicable to United States companies. Foreign securities exchanges, brokers and listed companies may be subject to less government supervision and regulation than exists in the United States. Dividend and interest income may be subject to withholding and other foreign taxes, which may adversely affect the net return on such investments. There may be difficulty in obtaining or enforcing a court judgment abroad. In addition, it may be difficult to effect repatriation of capital invested in certain countries. Also, with respect to certain countries, there are risks of expropriation, confiscatory taxation, political or social instability or diplomatic developments that could affect assets of the Fund held in foreign countries. Dividend income that the Fund receives from foreign securities may not be eligible for the special tax treatment applicable to qualified dividend income. Moreover, certain equity investments in foreign issuers classified as passive foreign investment companies may be subject to additional taxation risk.

There may be less publicly available information about a foreign company than a United States company. Foreign securities markets may have substantially less volume than United States securities markets and some foreign company securities are less liquid than securities of otherwise comparable United States companies. A portfolio of foreign securities may also be adversely affected by fluctuations in the rates of exchange between the currencies of different nations and by exchange control regulations. Foreign markets also have different clearance and settlement procedures that could cause the Fund to encounter difficulties in purchasing and selling securities on such markets and may result in the Fund missing attractive investment opportunities or experiencing loss. In addition, a portfolio that includes foreign securities can expect to have a higher expense ratio because of the increased transaction costs on non-United States securities markets and the increased costs of maintaining the custody of foreign securities.

The Fund also may purchase sponsored American Depositary Receipts (“ADRs”) or United States dollar denominated securities of foreign issuers, including emerging market issuers. ADRs are receipts issued by United States banks or trust companies in respect of securities of foreign issuers held on deposit for use in the United States securities markets. While ADRs may not necessarily be denominated in the same currency as the securities into which they may be converted, many of the risks associated with foreign securities may also apply to ADRs. In addition, the underlying issuers of certain depositary receipts, particularly unsponsored or unregistered depositary receipts, are under no obligation to distribute stockholder communications to the holders of such receipts, or to pass through to them any voting rights with respect to the deposited securities.

Emerging Markets

The Fund may invest up to 35% of its total assets in foreign securities, including securities of issuers whose primary operations or principal trading market is in an “emerging market.” An “emerging market” country is any country that is considered to be an emerging or developing country by the International Bank for Reconstruction and Development (the “World Bank”). Investing in securities of companies in emerging markets may entail special risks relating to potential political and economic instability and the risks of expropriation, nationalization, confiscation or the imposition of restrictions on foreign investment, the lack of hedging instruments and restrictions on repatriation of capital invested. Emerging securities markets are substantially smaller, less developed, less liquid and more volatile than the major securities markets. The limited size of emerging securities markets and limited trading value compared to the volume of trading in U.S. securities could cause prices to be erratic for reasons apart from factors that affect the quality of the securities. For example, limited market size may cause prices to be unduly influenced by traders who control large positions. Adverse publicity and investors’ perceptions, whether or not based on fundamental analysis, may decrease the value and liquidity of portfolio securities, especially in these markets. Other risks include high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries, as well as a high concentration of investors and financial intermediaries; overdependence on exports, including gold and natural resources exports, making these economies vulnerable to changes in commodity prices; overburdened infrastructure and obsolete or unseasoned financial systems; environmental problems; potential for sanctions; less developed legal systems; and less reliable securities custodial services and settlement practices.

Smaller Companies

The Fund may invest in smaller companies that may benefit from the development of new products and services. These smaller companies may present greater opportunities for capital appreciation, and may also involve greater investment risk than larger, more established companies. For example, smaller companies may have more limited product lines, market or financial resources and their securities may trade less frequently and in lower volume than the securities of larger, more established companies. As a result, the prices of the securities of such smaller companies may fluctuate to a greater degree than the prices of securities of other issuers.

Investment Companies

The Fund may invest in the securities of other investment companies to the extent permitted by law. To the extent the Fund invests in the common equity of investment companies, the Fund will bear its ratable share of any such investment company’s expenses, including management fees. The Fund will also remain obligated to pay management fees to the Investment Adviser with respect to the assets invested in the securities of other investment companies. In these circumstances holders of the Fund’s common stock will be subject to duplicative investment expenses.

Fixed Income Securities

Fixed income securities in which the Fund may invest are generally subject to the following risks:

•

Interest Rate Risk. The market value of bonds and other fixed-income or dividend paying securities changes in response to interest rate changes and other factors. Interest rate risk is the risk that prices of bonds and other income or dividend paying securities will increase as interest rates fall and decrease as interest rates rise. The Fund may be subject to a greater risk of rising interest rates due to the current period of historically low interest rates and the Federal Reserve’s indication that it may raise the federal funds rate in the near future.

•

Issuer Risk. Issuer risk is the risk that the value of an income or dividend paying security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage, reduced demand for the issuer’s goods and services, historical and prospective earnings of the issuer, and the value of the assets of the issuer.

•

Credit Risk. Credit risk is the risk that one or more income or dividend paying securities in the Fund’s portfolio will decline in price or fail to pay interest/distributions or principal when due because the issuer of the security experiences a decline in its financial status. Credit risk is increased when a portfolio security is downgraded or the perceived creditworthiness of the issuer deteriorates.

•

Prepayment Risk. Prepayment risk is the risk that during periods of declining interest rates, borrowers may exercise their option to prepay principal earlier than scheduled. For income or dividend paying securities, such payments often occur during periods of declining interest rates, forcing the Fund to reinvest in lower yielding securities, resulting in a possible decline in the Fund’s income and distributions to shareholders.

•

Reinvestment Risk. Reinvestment risk is the risk that income from the Fund’s portfolio will decline if the Fund invests the proceeds from matured, traded or called fixed income securities at market interest rates that are below the Fund portfolio’s current earnings rate.

•

Duration and Maturity Risk. The Fund may incur costs in seeking to adjust the portfolio average duration or maturity. In comparison to maturity (which is the date on which the issuer of a debt instrument is obligated to repay the principal amount), duration is a measure of the price volatility of a debt instrument as a result in changes in market rates of interest, based on the weighted average timing of the instrument’s expected principal and interest payments. Specifically, duration measures the anticipated percentage change in net asset value that is expected for every percentage point change in interest rates. The two have an inverse relationship. For example, a duration of five years means that a 1% decrease in interest rates will increase the NAV of the portfolio by approximately 5%; if interest rates increase by 1%, the NAV will decrease by 5%. However, in a managed portfolio of fixed income securities having differing interest or dividend rates or payment schedules, maturities, redemption provisions, call or prepayment provisions and credit qualities, actual price changes in response to changes in interest rates may differ significantly from a duration-based estimate at any given time. Actual price movements experienced by a portfolio of fixed income securities will be affected by how interest rates move (i.e., changes in the relationship of long term interest rates to short term interest rates), the magnitude of any move in interest rates, actual and anticipated prepayments of principal through call or redemption features, the extension of maturities through restructuring, the sale of securities for portfolio management purposes, the reinvestment of proceeds from prepayments on and from sales of securities, and credit quality-related considerations whether associated with financing costs to lower credit quality borrowers or otherwise, as well as other factors. Accordingly, while duration maybe a useful tool to estimate potential price movements in relation to changes in interest rates, investors are cautioned that duration alone will not predict actual changes in the net asset or market value of the Fund’s shares and that actual price movements in the Fund’s portfolio may differ significantly from duration-based estimates. Duration differs from maturity in that it takes into account a security’s yield, coupon payments and its principal payments in addition to the amount of time until the security matures. As the value of a security changes over time, so will its duration. There can be no assurance that the Investment Adviser’s assessment of current and projected market conditions will be correct or that any strategy to adjust duration or maturity will be successful at any given time.

•	Liquidity Risk. Certain fixed income securities in which the Fund invests may be or become illiquid. See “Risk Factors and Special Considerations—Restricted and Illiquid Securities.”

LIBOR Risk

According to various reports, certain financial institutions, commencing as early as 2005 and throughout the global financial crisis, routinely made artificially low submissions in the London Inter-bank Offered Rate (“LIBOR”) setting process. Since the LIBOR scandal came to light, several financial institutions have been fined significant amounts by various financial regulators in connection with allegations of manipulation of LIBOR rates. Other financial institutions in various countries are being investigated for similar actions. These developments may have adversely affected the interest rates on securities whose interest payments were determined by reference to LIBOR. Any future similar developments could, in turn, reduce the value of such securities owned by the Fund.

In July 2017, the head of the United Kingdom Financial Conduct Authority announced the desire to phase out the use of LIBOR by the end of 2021. In August 2017, the Federal Reserve Board requested public comment on a proposal by the Federal Reserve Bank of New York, in cooperation with the Office of Financial Research, to produce three new reference rates intended to serve as alternatives to LIBOR. These alternative rates are based on overnight repurchase agreement transactions secured by U.S. Treasury Securities. In December 2017, following consideration of public comments, the Federal Reserve Board concluded that the public would benefit if the Federal Reserve Bank of New York published the three proposed reference rates as alternatives to LIBOR (the “Federal Reserve Board Notice”). The Federal Reserve Bank of New York published these alternative rates in April 2018.

There is currently no definitive information regarding the future utilization of LIBOR or of any particular replacement rate. Abandonment of or modifications to LIBOR could lead to significant short-term and long-term uncertainty and market instability.

The market transition away from LIBOR and other current reference rates to alternative reference rates is complex and could have a range of adverse impacts on the Fund’s investment program, financial condition and results of operations. Among other negative consequences, this transition could:

•

Adversely impact the pricing, liquidity, value of, return on and trading for a broad array of financial products, including any LIBOR-linked securities, loans and derivatives in which the Fund may invest;

•	Require extensive negotiations of and/or amendments to agreements and other documentation governing LIBOR-linked investments products;

•

Lead to disputes, litigation or other actions with counterparties or portfolio companies regarding the interpretation and enforceability of “fall back” provisions that provide for an alternative reference rate in the event of LIBOR’s unavailability;

•	Cause the Fund to incur additional costs in relation to any of the above factors.

The risks associated with the above factors are heightened with respect to investments in LIBOR-based products that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published. Other important factors include the pace of the transition, the specific terms of alternative reference rates accepted in the market, the depth of the market for investments based on alternative reference rates, and the Investment Adviser’s ability to develop appropriate investment and compliance systems capable of addressing alternative reference rates.

Non-Investment Grade Securities

The Fund may invest up to 10% of its total assets in fixed income securities rated below investment grade by recognized statistical rating agencies or unrated securities of comparable quality. These securities, which may be preferred stock or debt, are predominantly speculative and involve major risk exposure to adverse conditions. Debt securities that are not rated or that are rated lower than “BBB” by S&P or lower than “Baa” by Moody’s are referred to in the financial press as “junk bonds.” Such securities are subject to greater risks than investment grade securities, which reflect their speculative character, including the following:

•	greater volatility;

•	greater credit risk;

•	potentially greater sensitivity to general economic or industry conditions;

•	potential lack of attractive resale opportunities (illiquidity); and

•	additional expenses to seek recovery from issuers who default.

Fixed income securities purchased by the Fund may be rated as low as C by Moody’s or D by S&P or may be unrated securities considered to be of equivalent quality. Securities that are rated C by Moody’s are the lowest rated class and can be regarded as having extremely poor prospects of ever obtaining investment-grade standing. Debt rated D by S&P is in default or is expected to default upon maturity of payment date.

The market value of lower rated securities may be more volatile than the market value of higher rated securities and generally tends to reflect the market’s perception of the creditworthiness of the issuer and short term market developments to a greater extent than more highly rated securities, which primarily reflect fluctuations in general levels of interest rates. Generally, such non-investment grade securities and unrated securities of comparable quality offer a higher current yield than is offered by higher rated securities, but also (i) will likely have some quality and protective characteristics that, in the judgment of the rating organizations, are outweighed by large uncertainties or major risk exposures to adverse conditions and (ii) are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal in accordance with the terms of the obligation. The market values of certain of these securities also tend to be more sensitive to individual corporate developments and changes in economic conditions than higher quality securities. In addition, such securities generally present a higher degree of credit risk. The risk of loss due to default by these issuers is significantly greater because such non-investment grade securities and unrated securities of comparable quality generally are unsecured and frequently are subordinated to the prior payment of senior indebtedness. In light of these risks, the Investment Adviser, in evaluating the creditworthiness of an issue, whether rated or unrated, will take various factors into consideration, which may include, as applicable, the issuer’s operating history, financial resources and its sensitivity to economic conditions and trends, the market support for the facility financed by the issue, the perceived ability and integrity of the issuer’s management, and regulatory matters.

Non-investment grade securities also present risks based on payment expectations. If an issuer calls the obligation for redemption (often a feature of fixed income securities), the Fund may have to replace the security with a lower yielding security, resulting in a decreased return for investors. Also, as the principal value of nonconvertible bonds and preferred stocks moves inversely with movements in interest rates, in the event of rising interest rates the value of the securities held by the Fund may decline proportionately more than a portfolio consisting of higher rated securities. Investments in zero coupon bonds may be more speculative and subject to greater fluctuations in value due to changes in interest rates than bonds that pay regular income streams.

Ratings are relative and subjective, and are not absolute standards of quality. Securities ratings are based largely on the issuer’s historical financial condition and the rating agencies’ analysis at the time of rating. Consequently, the rating assigned to any particular security is not necessarily a reflection of the issuer’s current financial condition.

As part of its investment in lower grade securities, the Fund may invest in securities of issuers in default. The Fund will make an investment in securities of issuers in default only when the Investment Adviser believes that such issuers will honor their obligations or emerge from bankruptcy protection under a plan pursuant to which the securities received by the Fund in exchange for its defaulted securities will have a value in excess of the Fund’s investment. By investing in securities of issuers in default, the Fund bears the risk that these issuers will not continue to honor their obligations or emerge from bankruptcy protection or that the value of the securities will not otherwise appreciate.

Special Risks of Derivative Transactions

The Fund may participate in derivative transactions. Such transactions entail certain execution, market, liquidity, hedging and tax risks. Participation in the options, futures or swaps markets and in currency exchange transactions involves investment risks and transaction costs to which the Fund would not be subject absent the use of these strategies. If the Investment Adviser’s prediction of movements in the direction of the securities, foreign currency and interest rate markets are inaccurate, the consequences to the Fund may leave it in a worse position than if such strategies were not used. Risks inherent in the use of options, foreign currency, futures contracts and options on futures contracts, securities indices and foreign currencies include:

•	dependence on the Investment Adviser’s ability to predict correctly movements in the direction of interest rates, securities prices and currency markets;

•	imperfect correlation between the price of options and futures contracts and options thereon and movements in the prices of the securities or currencies being hedged;

•	the fact that skills needed to use these strategies are different from those needed to select portfolio securities;

•	the possible absence of a liquid secondary market for any particular instrument at any time;

•	the possible need to defer closing out certain hedged positions to avoid adverse tax consequences;

•

the possible inability of the Fund to purchase or sell a security at a time that otherwise would be favorable for it to do so, or the possible need for the Fund to sell a security at a disadvantageous time due to a need for the Fund to maintain “cover” or to segregate securities in connection with the hedging techniques; and

•	the creditworthiness of counterparties.

Options, futures contracts, swaps contracts, and options thereon and forward contracts on securities and currencies may be traded on foreign exchanges. Such transactions may not be regulated as effectively as similar transactions in the United States, may not involve a clearing mechanism and related guarantees, and are subject to the risk of governmental actions affecting trading in, or the prices of, foreign securities. The value of such positions also could be adversely affected by (i) other complex foreign political, legal and economic factors, (ii) lesser availability than in the United States of data on which to make trading decisions, (iii) delays in the ability of the Fund to act upon economic events occurring in the foreign markets during non-business hours in the United States, (iv) the imposition of different exercise and settlement terms and procedures and margin requirements than in the United States and (v) less trading volume. Exchanges on which options, futures, swaps and options on futures or swaps are traded may impose limits on the positions that the Fund may take in certain circumstances.

Many OTC derivatives are valued on the basis of dealers’ pricing of these instruments. However, the price at which dealers value a particular derivative and the price which the same dealers would actually be willing to pay for such derivative should the Fund wish or be forced to sell such position may be materially different. Such differences can result in an overstatement of the Fund’s net asset value and may materially adversely affect the Fund in situations in which the Fund is required to sell derivative instruments. Exchange-traded derivatives and OTC derivative transactions submitted for clearing through a central counterparty have become subject to minimum initial and variation margin requirements set by the relevant clearinghouse, as well as possible margin requirements mandated by the SEC or the Commodity Futures Trading Commission. These regulators also have broad discretion to impose margin requirements on non-cleared OTC derivatives. These margin requirements will increase the overall costs for the Fund.

While hedging can reduce or eliminate losses, it can also reduce or eliminate gains. Hedges are sometimes subject to imperfect matching between the derivative and the underlying security, and there can be no assurance that the Fund’s hedging transactions will be effective.

Derivatives may give rise to a form of leverage and may expose the Fund to greater risk and increase its costs.

Futures Transactions

Futures and options on futures entail certain risks, including but not limited to the following:

•	no assurance that futures contracts or options on futures can be offset at favorable prices;

•	possible reduction of the yield of the Fund due to the use of hedging;

•	possible reduction in value of both the securities hedged and the hedging instrument;

•	possible lack of liquidity due to daily limits or price fluctuations;

•	imperfect correlation between the contracts and the securities being hedged; and

•	losses from investing in futures transactions that are potentially unlimited and the segregation requirements for such transactions.

The Fund’s ability to establish and close out positions in futures contracts and options thereon will be subject to the development and maintenance of liquid markets. Although the Fund generally will purchase or sell only those futures contracts and options thereon for which there appears to be a liquid market, there is no assurance that a liquid market on an exchange will exist for any particular futures contract or option thereon at any particular time.

In the event no liquid market exists for a particular futures contract or option thereon in which the Fund maintains a position, it will not be possible to effect a closing transaction in that contract or to do so at a satisfactory price and the Fund would have to either make or take delivery under the futures contract or, in the case of a written option, wait to sell the underlying securities until the option expires or is exercised or, in the case of a purchased option, exercise the option. In the case of a futures contract or an option thereon which the Fund has written and which the Fund is unable to close, the Fund would be required to maintain margin deposits on the futures contract or option thereon and to make variation margin payments until the contract is closed.

Successful use of futures contracts and options thereon and forward contracts by the Fund is subject to the ability of the Investment Adviser to predict correctly movements in the direction of interest and foreign currency rates. If the Investment Adviser’s expectations are not met, the Fund will be in a worse position than if a hedging strategy had not been pursued. For example, if the Fund has hedged against the possibility of an increase in interest rates that would adversely affect the price of securities in its portfolio and the price of such securities increases instead, the Fund will lose part or all of the benefit of the increased value of its securities because it will have offsetting losses in its futures positions. In addition, in such situations, if the Fund has insufficient cash to meet daily variation margin requirements, it may have to sell securities to meet the requirements. These sales may be, but will not necessarily be, at increased prices that reflect the rising market. The Fund may have to sell securities at a time when it is disadvantageous to do so.

For a further description, see “Investment Objectives and Policies—Investment Practices” in the SAI.

Swap Agreements

The Fund may enter into total rate of return, credit default, interest rate or other types of swaps and related derivatives for various purposes, including to gain economic exposure to an asset or group of assets that may be difficult or impractical to acquire or for hedging and risk management. Swap agreements involve the risk that the party with whom a Fund has entered into the swap will default on its obligation to pay a Fund and the risk that a Fund will not be able to meet its obligations to pay the other party to the agreement.

Forward Currency Exchange Contracts

The use of forward currency exchange contracts may involve certain risks, including the failure of the counterparty to perform its obligations under the contract and that the use of forward contracts may not serve as a complete hedge because of an imperfect correlation between movements in the prices of the contracts and the prices of the currencies hedged or used for cover. For a further description of such investments, see “Investment Objectives and Policies—Investment Practices” in the SAI.

Counterparty Risk

The Fund will be subject to credit risk with respect to the counterparties to the derivative contracts purchased by the Fund. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Fund may experience significant delays in obtaining any recovery under the derivative contract in bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances.

Loans of Portfolio Securities

Consistent with applicable regulatory requirements and the Fund’s investment restrictions, the Fund may lend its portfolio securities to securities broker-dealers or financial institutions, provided that such loans are callable at any time by the Fund (subject to notice provisions described in the SAI) and are at all times secured by cash or cash equivalents, which are maintained in a segregated account pursuant to applicable regulations and that are at least equal to the market value, determined daily, of the loaned securities. The advantage of such loans is that the Fund continues to receive the income on the loaned securities while at the same time earning interest on the cash amounts deposited as collateral, which will be invested in short term liquid obligations. The Fund will not lend its portfolio securities if such loans are not permitted by the laws or regulations of any state in which its shares are qualified for sale. The Fund’s loans of portfolio securities will be collateralized in accordance with applicable regulatory requirements, which means that “cash equivalents” accepted as collateral will be limited to securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities or irrevocable letters of credit issued by a bank (other than the Fund’s bank lending agent, if any, or a borrower of the Fund’s portfolio securities or any affiliate of such bank or borrower) which qualifies as a custodian bank for an investment company under the 1940 Act.

For a further description of such loans of portfolio securities, see “Investment Objectives and Policies—Certain Investment Practices—Loans of Portfolio Securities.”

Management Risk

The Fund is subject to management risk because it is an actively managed portfolio. The Investment Adviser applies investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results.

Dependence on Key Personnel

Mario J. Gabelli serves as a portfolio manager of the Fund. The Investment Adviser is dependent upon the expertise of Mr. Mario J. Gabelli in providing advisory services with respect to the Fund’s investments. If the Investment Adviser were to lose the services of Mr. Gabelli, its ability to service the Fund could be adversely affected. There can be no assurance that a suitable replacement could be found for Mr. Gabelli in the event of his death, resignation, retirement or inability to act on behalf of the Investment Adviser.

Legislation Risk

At any time after the date of this Prospectus, legislation may be enacted that could negatively affect the assets of the Fund. Legislation or regulation may change the way in which the Fund itself is regulated. The Investment Adviser cannot predict the effects of any new governmental regulation that may be implemented and there can be no assurance that any new governmental regulation will not adversely affect the Fund’s ability to achieve its investment objective.

Reliance on Service Providers Risk

The Fund must rely upon the performance of service providers to perform certain functions, which may include functions that are integral to the Fund’s operations and financial performance. Failure by any service provider to carry out its obligations to the Fund in accordance with the terms of its appointment, to exercise due care and skill or to perform its obligations to the Fund at all as a result of insolvency, bankruptcy or other causes could have a material adverse effect on the Fund’s performance and returns to shareholders. The termination of the Fund’s relationship with any service provider, or any delay in appointing a replacement for such service provider, could materially disrupt the business of the Fund and could have a material adverse effect on the Fund’s performance and returns to shareholders.

Cyber Security Risk

The Fund and its service providers are susceptible to cyber security risks that include, among other things, theft, unauthorized monitoring, release, misuse, loss, destruction or corruption of confidential and highly restricted data; denial of service attacks; unauthorized access to relevant systems, compromises to networks or devices that the Fund and its service providers use to service the Fund’s operations; or operational disruption or failures in the physical infrastructure or operating systems that support the Fund and its service providers. Cyber attacks against or security breakdowns of the Fund or its service providers may adversely impact the Fund and its stockholders, potentially resulting in, among other things, financial losses; the inability of Fund stockholders to transact business and the Fund to process transactions; inability to calculate the Fund’s NAV; violations of applicable privacy and other laws; regulatory fines, penalties, reputational damage, reimbursement or other compensation costs; and/or additional compliance costs. The Fund may incur additional costs for cyber security risk management and remediation purposes. In addition, cyber security risks may also impact issuers of securities in which the Fund invests, which may cause the Fund’s investment in such issuers to lose value. There can be no assurance that the Fund or its service providers will not suffer losses relating to cyber attacks or other information security breaches in the future.

Misconduct of Employees and of Service Providers Risk

Misconduct or misrepresentations by employees of the Investment Adviser or the Fund’s service providers could cause significant losses to the Fund. Employee misconduct may include binding the Fund to transactions that exceed authorized limits or present unacceptable risks and unauthorized trading activities, concealing unsuccessful trading activities (which, in any case, may result in unknown and unmanaged risks or losses) or making misrepresentations regarding any of the foregoing. Losses could also result from actions by the Fund’s service providers, including, without limitation, failing to recognize trades and misappropriating assets. In addition, employees and service providers may improperly use or disclose confidential information, which could result in litigation or serious financial harm, including limiting the Fund’s business prospects or future marketing activities. Despite the Investment Adviser’s due diligence efforts, misconduct and intentional misrepresentations may be undetected or not fully comprehended, thereby potentially undermining the Investment Adviser’s due diligence efforts. As a result, no assurances can be given that the due diligence performed by the Investment Adviser will identify or prevent any such misconduct.

Anti-Takeover Provisions of the Fund’s Governing Documents

The Fund’s Governing Documents include provisions that could limit the ability of other entities or persons to acquire control of the Fund or convert the Fund to an open-end fund. See “Anti-Takeover Provisions of the Fund’s Governing Documents.”

Status as a Regulated Investment Company

The Fund has qualified, and intends to remain qualified, for federal income tax purposes as a regulated investment company under Subchapter M of the Code. Qualification requires, among other things, compliance by the Fund with certain distribution requirements. Statutory limitations on distributions on the common stock if the Fund fails to satisfy the 1940 Act’s asset coverage requirements could jeopardize the Fund’s ability to meet such distribution requirements. The Fund presently intends, however, to purchase or redeem preferred stock to the extent necessary in order to maintain compliance with such asset coverage requirements. See “Taxation” for a more complete discussion of these and other federal income tax considerations.

Temporary Investments

During temporary defensive periods and during inopportune periods to be fully invested, the Fund may invest in U.S. government securities, including U.S. Treasury securities, and in money market mutual funds that invest in those securities. Obligations of certain agencies and instrumentalities of the U.S. government, such as the

Government National Mortgage Association, are supported by the “full faith and credit” of the U.S. government; others, such as those of the Export-Import Bank of the United States, are supported by the right of the issuer to borrow from the U.S. Treasury; others, such as those of the Federal National Mortgage Association, are supported by the discretionary authority of the U.S. government to purchase the agency’s obligations; and still others, such as those of the Student Loan Marketing Association, are supported only by the credit of the instrumentality. No assurance can be given that the U.S. government would provide financial support to U.S. government-sponsored instrumentalities if it is not obligated to do so by law.

HOW THE FUND MANAGES RISK

Investment Restrictions

The Fund has adopted certain investment limitations, some of which are fundamental policies of the Fund, designed to limit investment risk and maintain portfolio diversification. Under the 1940 Act, a fundamental policy may not be changed without the vote of a majority, as defined in the 1940 Act, of the outstanding voting securities of the Fund (voting together as a single class). The Fund may become subject to guidelines that are more limiting than its current investment restrictions in order to obtain and maintain ratings from Moody’s and Fitch Ratings, Inc. (“Fitch”) on its preferred stock.

Interest Rate Transactions

The Fund may enter into interest rate swap or cap transactions. The use of interest rate swaps and caps is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio security transactions. In an interest rate swap, the Fund would agree to pay to the other party to the interest rate swap (which is known as the “counterparty”) periodically a fixed rate payment in exchange for the counterparty agreeing to pay to the Fund periodically a variable rate payment that is intended to approximate the Fund’s variable rate payment obligation on its outstanding auction rate preferred stock. In an interest rate cap, the Fund would pay a premium to the counterparty to the interest rate cap and, to the extent that a specified variable rate index exceeds a predetermined fixed rate, would receive from the counterparty payments of the difference based on the notional amount of such cap. Interest rate swap and cap transactions introduce additional risk because the Fund would remain obligated to pay preferred stock dividends or distributions when due in accordance with the Articles Supplementary of the relevant series of the Auction Rate Preferred Stock even if the counterparty defaulted. Depending on the general state of short term interest rates and the returns on the Fund’s portfolio securities at that point in time, such a default could negatively affect the Fund’s ability to make dividend or distribution payments on the Auction Rate Preferred Stock. In addition, at the time an interest rate swap or cap transaction reaches its scheduled termination date, there is a risk that the Fund will not be able to obtain a replacement transaction or that the terms of the replacement will not be as favorable as on the expiring transaction. If this occurs, it could have a negative impact on the Fund’s ability to make dividend or distribution payments on the Auction Rate Preferred Stock. To the extent there is a decline in interest rates, the value of the interest rate swap or cap could decline, resulting in a decline in the asset coverage for the Auction Rate Preferred Stock. A sudden and dramatic decline in interest rates may result in a significant decline in the asset coverage. Under the Articles Supplementary for each series of preferred stock, if the Fund fails to maintain the required asset coverage on the outstanding preferred stock or fails to comply with other covenants, the Fund may be required to redeem some or all of these shares. The Fund generally may redeem any series of Auction Rate Preferred Stock, in whole or in part, at its option at any time (usually on a dividend or distribution payment date), other than during a non-call period. Such redemption would likely result in the Fund seeking to terminate early all or a portion of any swap or cap transactions. Early termination of a swap could result in a termination payment by the Fund to the counterparty, while early termination of a cap could result in a termination payment to the Fund.

The Fund will usually enter into swaps or caps on a net basis; that is, the two payment streams will be netted out in a cash settlement on the payment date or dates specified in the instrument, with the Fund receiving or paying, as the case may be, only the net amount of the two payments. The Fund intends to segregate cash or liquid securities having a value at least equal to the value of the Fund’s net payment obligations under any swap transaction, marked to market daily. The Fund will monitor any such swap with a view to ensuring that the Fund remains in compliance with all applicable regulatory investment policy and tax requirements.

MANAGEMENT OF THE FUND

General

The Board (which, together with the Fund’s officers, is described in the SAI) has overall responsibility for the management of the Fund. The Board decides upon matters of general policy and reviews the actions of the Investment Adviser.

The Investment Adviser

The Investment Adviser is a New York limited liability company and registered investment adviser under the Investment Advisers Act of 1940, as amended, and serves as an investment adviser to registered investment companies with combined aggregate net assets of approximately $21.5 billion as of September 30, 2019. The Investment Adviser is a wholly owned subsidiary of GAMCO Investors, Inc. (“GBL”), a New York corporation, whose Class A Common Stock is traded on the NYSE under the symbol, “GBL”. Mr. Mario J. Gabelli may be deemed a “controlling person” of the Investment Adviser on the basis of his controlling interest in GBL. Mr. Gabelli owns a majority of the stock of GGCP, Inc. (“GGCP”), which holds a majority of the capital stock and voting power of GBL. The Investment Adviser has several affiliates that provide investment advisory services: GAMCO Asset Management Inc., a wholly owned subsidiary of GBL, acts as investment adviser for individuals, pension trusts, profit sharing trusts and endowments, and as a sub-adviser to certain third party investment funds, which include registered investment companies, having assets under management of approximately $14.2 billion as of September 30, 2019; Teton Advisors, Inc., and its wholly owned investment adviser, Keeley Teton Advisers, LLC, with assets under management of approximately $2.3 billion as of September 30, 2019, act as investment advisers to The TETON Westwood Funds, the KEELEY Funds, and separately managed accounts; Gabelli & Company Investment Advisers, Inc. (formerly, Gabelli Securities, Inc.), a wholly owned subsidiary of Associated Capital Group, Inc. (“Associated Capital”), acts as investment adviser for certain alternative investment products, consisting primarily of risk arbitrage and merchant banking limited partnerships and offshore companies, with assets under management of approximately $1.7 billion as of September 30, 2019; and Gabelli Fixed Income, LLC, an indirect wholly owned subsidiary of GBL, acts as investment adviser for separate accounts having assets under management of approximately $18 million as of September 30, 2019. Teton Advisors, Inc. was spun off by GBL in March 2009 and is an affiliate of GBL by virtue of Mr. Gabelli’s ownership of GGCP, the principal shareholder of Teton Advisors, Inc., as of September 30, 2019. Associated Capital was spun off from GBL on November 30, 2015, and is an affiliate of GBL by virtue of Mr. Gabelli’s ownership of GGCP, the principal shareholder of Associated Capital.

The Investment Adviser has sole investment discretion for the Fund’s assets under the supervision of the Fund’s Board and in accordance with the Fund’s stated policies. The Investment Adviser will select investments for the Fund and will place purchase and sale orders on behalf of the Fund.

The Investment Adviser is obligated to pay expenses associated with providing the services contemplated by the Fund’s investment advisory agreement (the “Advisory Agreement”), including compensation of and office space for its officers and employees connected with investment and economic research, trading and investment management and administration of the Fund (but excluding costs associated with the calculation of the net asset value and allocated costs of the chief compliance officer function and officers of the Fund that are employed by the Fund and are not employed by the Investment Adviser), and the fees of all Directors of the Fund who are affiliated with the Investment Adviser.

In addition to the fees of the Investment Adviser, the Fund is responsible for the payment of all other expenses incurred in the operation of the Fund, which include, among other things, offering expenses, expenses for legal and Independent Registered Public Accounting Firm services, rating agency fees, costs of printing proxies, stock certificates and stockholder reports, charges of the custodian, any sub-custodian, auction agent, transfer agent(s) and dividend disbursing agent expenses in connection with its respective automatic dividend reinvestment and voluntary cash purchase plan, SEC fees, fees and expenses of unaffiliated directors, accounting and pricing costs, including costs of calculating the net asset value of the Fund, membership fees in trade associations, fidelity bond coverage for its officers and employees, directors’ and officers’ errors and omission insurance coverage, interest, brokerage costs, taxes, stock exchange listing fees and expenses, expenses of qualifying its shares for sale in various states, litigation and other extraordinary or non-recurring expenses, and other expenses properly payable by the Fund.

Advisory Agreement

Under the terms of the Advisory Agreement, the Investment Adviser manages the portfolio of the Fund in accordance with its stated investment objectives and policies, makes investment decisions for the Fund, and places orders to purchase and sell securities on behalf of the Fund and manages the Fund’s other business and affairs, all subject to the supervision and direction of the Board. In addition, under the Advisory Agreement, the Investment Adviser oversees the administration of all aspects of the Fund’s business and affairs and provides, or arranges for others to provide, at the Investment Adviser’s expense, certain enumerated services, including maintaining the Fund’s books and records, preparing reports to its stockholders and supervising the calculation of the net asset value of its stock. All expenses of computing the Fund’s net asset value, including any equipment or services obtained solely for the purpose of pricing shares of stock or valuing the Fund’s investment portfolio, will be an expense of the Fund under the Advisory Agreement unless the Investment Adviser voluntarily assumes responsibility for such expense. During fiscal year 2018, the Fund reimbursed the Investment Adviser $45,000 in connection with the cost of computing the Fund’s net asset value.

The Advisory Agreement combines investment advisory and administrative responsibilities in one agreement. For services rendered by the Investment Adviser on behalf of the Fund under the Advisory Agreement, the Fund pays the Investment Adviser a fee computed weekly and paid monthly at the annual rate of 1.00% of the Fund’s average weekly net assets. The Fund’s average weekly net assets will be deemed to be the average weekly value of the Fund’s total assets minus the sum of the Fund’s liabilities (such liabilities exclude (i) the aggregate liquidation preference of outstanding shares of preferred stock and accumulated dividends, if any, on those shares and (ii) the liabilities for any money borrowed). The fee paid by the Fund may be higher when leverage in the form of preferred stock or borrowings is utilized, giving the Investment Adviser an incentive to utilize such leverage. Because the management fees are based on a percentage of average weekly net assets that includes assets attributable to the Fund’s use of leverage in the form of preferred stock or money borrowed, the Investment Adviser may have a conflict of interest in the input it provides to the Board regarding whether to use or increase the Fund’s use of such leverage. The Board bases its decision, with input from the Investment Adviser, regarding whether and how much leverage to use for the Fund on its assessment of whether such use of leverage is in the best interests of the Fund, and the Board seeks to manage the Investment Adviser’s potential conflict of interest by retaining the final decision on these matters and by periodically reviewing the Fund’s performance and use of leverage. The Investment Adviser has agreed to reduce the management fee on the incremental assets attributable to the Series C Auction Rate Preferred, Series D Preferred and Series E Auction Rate Preferred during the fiscal year if the total return of the net asset value of the common stock, including distributions and management fees subject to reduction for that year, does not exceed the stated dividend rate or corresponding swap rate of each particular series of preferred stock for the period. In other words, if the effective cost of the leverage for the Series C Auction Rate Preferred, Series D Preferred and Series E Auction Rate Preferred exceeds the total return (based on net asset value) on the Fund’s common stock, the Investment Adviser will waive that portion of its management fee on the incremental assets attributable to the leverage for that series of preferred stock to mitigate the negative impact of the leverage on the common stockholder’s total return. This fee waiver was voluntarily undertaken by the Investment Adviser and will remain in effect as long as the Series C Auction Rate Preferred, Series D Preferred and Series E Auction Rate Preferred are outstanding. This fee waiver does not apply to the Series G Preferred, Series H Preferred or Series J Preferred and, unless otherwise stated, will not apply to any preferred stock issued in this offering. The Fund’s total return on the net asset value of its common stock is monitored on a monthly basis to assess whether the total return on the net asset value of its common stock exceeds the stated dividend rate or corresponding swap rate of each particular series of outstanding preferred stock for the period. The test to confirm the accrual of the management fee on the assets attributable to each particular series of preferred stock is annual. The Fund will accrue for the management fee on these assets during the fiscal year if it appears probable that the Fund will incur the management fee on those assets.

For the year ended December 31, 2018, the Fund’s total return on the net asset value of the common stock did not exceed the stated dividend rate of the outstanding shares of Series C Auction Rate Preferred, Series D Preferred and Series E Auction Rate Preferred. Thus, management fees with respect to the liquidation value of the Series C Auction Rate Preferred, Series D Preferred and Series E Auction Rate Preferred were reduced by $1,590,965.

The Advisory Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties thereunder, the Investment Adviser is not liable for any error of judgment or mistake of law or for any loss suffered by the Fund. As part of the Advisory Agreement, the Fund has agreed that the name “Gabelli” is the Investment Adviser’s property, and that in the event the Investment Adviser ceases to act as an investment adviser to the Fund, the Fund will change its name to one not including “Gabelli.”

Pursuant to its terms, the Advisory Agreement will remain in effect with respect to the Fund from year to year if approved annually (i) by the Fund’s Board or by the holders of a majority of the Fund’s outstanding voting securities and (ii) by a majority of the Directors who are not “interested persons” (as defined in the 1940 Act) of any party to the Advisory Agreement, by vote cast in person at a meeting called for the purpose of voting on such approval.

A discussion regarding the basis of the Board’s approval of the Advisory Agreement is available in the Fund’s semiannual report to stockholders for the six months ended June 30, 2019.

Selection of Securities Brokers

The Advisory Agreement contains provisions relating to the selection of securities brokers to effect the portfolio transactions of the Fund. Under those provisions, the Investment Adviser may (i) direct Fund portfolio brokerage to G.research, LLC, an affiliate of the Fund and the Investment Adviser (“G.research”), or other broker-dealer affiliates of the Investment Adviser and (ii) pay commissions to brokers other than G.research that are higher than might be charged by another qualified broker to obtain brokerage and/or research services considered by the Investment Adviser to be useful or desirable for its investment management of the Fund and/or its other advisory accounts or those of any investment adviser affiliated with it. The SAI contains further information about the Advisory Agreement, including a more complete description of the advisory and expense arrangements, exculpatory and brokerage provisions, as well as information on the brokerage practices of the Fund.

Portfolio Managers

Mario J. Gabelli, CFA, is currently and has been responsible for the day to day management of the Fund since its inception. Mr. Gabelli serves as Chairman and Chief Executive Officer of GAMCO Investors, Inc., Chief Investment Officer — Value Portfolios for GBL, the Investment Adviser and GAMCO Asset Management Inc., Chief Executive Officer and Chief Investment Officer of GGCP, Executive Chairman of Associated Capital, and a director or officer of other companies affiliated with GBL. Mr. Gabelli serves as portfolio manager for and is a director of several funds in the Gabelli fund family (“Gabelli/GAMCO Fund Complex” or “Fund Complex”). Because of the diverse nature of Mr. Gabelli’s responsibilities, he will devote less than all of his time to the day to day management of the Fund. Mr. Gabelli is a summa cum laude graduate of Fordham University and holds an M.B.A. degree from Columbia Business School and Honorary Doctorates from Fordham University and Roger Williams University.

Kevin V. Dreyer, a Managing Director of GBL and Co-Chief Investment Officer of GBL’s Value team, became a portfolio manager of the Fund in July 2013. Mr. Dreyer joined Gabelli in 2005 as a research analyst. He currently manages several funds within the Gabelli/GAMCO Fund Complex and serves as a portfolio manager on GAMCO Asset Management Inc.’s institutional and high net worth separate accounts team. Mr. Dreyer received a B.S.E. from the University of Pennsylvania and an M.B.A. from Columbia Business School.

Robert D. Leininger, CFA, became a portfolio manager of the Fund in June 2015. He joined GBL in 1993 as a security analyst. Mr. Leininger moved to Rorer Asset Management LLC in Philadelphia in 1997, where he was a partner in the firm and member of the investment policy committee. In August 2009, he joined Copeland Capital Management as a partner and portfolio manager before rejoining GBL in 2010 where he currently serves as a portfolio manager for the Investment Adviser and on GAMCO Asset Management Inc.’s institutional and high net worth separate accounts team. He is a member of the Financial Analyst Society of Philadelphia. Mr. Leininger is a magna cum laude graduate of Amherst College with a degree in Economics and holds an M.B.A. from the Wharton School at the University of Pennsylvania.

Christopher J. Marangi, a Managing Director of GBL and Co-Chief Investment Officer of GBL’s Value team, became a portfolio manager of the Fund in July 2013. Mr. Marangi joined Gabelli in 2003 as a research analyst. He currently manages several funds within the Gabelli/GAMCO Fund Complex and serves as a portfolio manager on

GAMCO Asset Management Inc.’s institutional and high net worth separate accounts team. Mr. Marangi graduated magna cum laude and Phi Beta Kappa with a B.A. in Political Economy from Williams College and holds an M.B.A. with honors from Columbia Business School.

Daniel M. Miller, a Managing Director of GBL and Executive Vice President of Marketing for the mutual funds business, became a portfolio manager of the Fund in June 2015. He also serves as a portfolio manager of other funds in the Gabelli/GAMCO Fund Complex and on GAMCO Asset Management Inc.’s institutional and high net worth separate accounts team. Mr. Miller graduated magna cum laude with a degree in finance from the University of Miami in Coral Gables, Florida.

Jennie Tsai joined Gabelli in 2001 as a research analyst responsible for the healthcare and medical products industries. At Gabelli, Ms. Tsai is focused on medical sectors, including dental, orthopedics, diagnostics, dermatology, and ophthalmology. She received a B.S. in Commerce at the University of Virginia and an M.B.A. from Columbia Business School.

The SAI provides additional information about the Portfolio Managers’ compensation, other accounts managed by the Portfolio Managers and the Portfolio Managers’ ownership of securities in the Fund.

Sub-Administrator

The Investment Adviser has entered into a sub-administration agreement with BNY Mellon Investment Servicing (US) Inc. (the “Sub-Administrator”) pursuant to which the Sub-Administrator provides certain administrative services necessary for the Fund’s operations that do not include the investment and portfolio management services provided by the Investment Adviser. For these services and the related expenses borne by the Sub-Administrator, the Investment Adviser pays a prorated monthly fee at the annual rate of 0.0275% of the first $10 billion of the aggregate average net assets of the Fund and all other funds advised by the Investment Adviser and Teton Advisors, Inc. and administered by the Sub-Administrator, 0.0125% of the aggregate average net assets exceeding $10 billion but less than $15 billion, 0.01% of the aggregate average net assets in excess of $15 billion but less than $20 billion and 0.008% of the aggregate average net assets in excess of $20 billion. The Sub-Administrator has its principal office at 760 Moore Road, King of Prussia, Pennsylvania 19406.

PORTFOLIO TRANSACTIONS

Principal transactions are not entered into with affiliates of the Fund. However, G.research may execute portfolio transactions on stock exchanges and in the OTC markets on an agency basis and receive a stated commission therefor. For a more detailed discussion of the Fund’s brokerage allocation practices, see “Portfolio Transactions” in the SAI.

DIVIDENDS AND DISTRIBUTIONS

The Fund intends to pay a quarterly distribution of an amount, if any, determined each quarter by the Board. Under the Fund’s current distribution policy, the Fund intends to pay a minimum annual distribution of 10% of the average net asset value of the Fund within a calendar year or an amount sufficient to satisfy the minimum distribution requirements of the Code, whichever is greater. The average net asset value of the Fund is based on the average net asset values as of the last day of the four preceding calendar quarters during the year. Each quarter, the Board reviews the amount of any potential distribution and the income, capital gain, or capital available. The Board continues to monitor the Fund’s distribution level, taking into consideration the Fund’s net asset value and the financial market environment. The Fund’s distribution policy is subject to modification by the Board at any time, and the Fund will make distributions only when, as and if authorized by the Board and declared by the Fund. The distribution rate should not be considered the dividend yield or total return on an investment in the Fund. This policy permits common stockholders to realize a predictable, but not assured, level of cash flow and some liquidity periodically with respect to their shares of common stock without having to sell their shares. The Fund may retain for reinvestment, and pay the resulting federal income taxes on, its net capital gain, if any, although the Fund reserves the authority to distribute its net capital gain in any year. To avoid paying income tax at the corporate level, the Fund distributes substantially all of its investment company taxable income and net capital gain. A portion of all distributions to common stockholders for each of the past five years have constituted a return of capital. Stockholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Stockholders should not assume that the source of a distribution from the Fund is net profit.

Long term capital gains, qualified dividend income, ordinary income, and paid-in capital, if any, will be allocated on a pro-rata basis to all distributions to common stockholder for the year. The estimated components of each distribution are updated and provided to stockholder of record in a notice accompanying the distribution and are available on our website (www.gabelli.com). Pursuant to this policy, distributions during the year may be made in excess of required distributions. To the extent such distributions are made from current earnings and profits, they are considered ordinary income or long term capital gains. The Fund’s current distribution policy may restrict the Fund’s ability to pass through to stockholders all of its net realized long term capital gains as a capital gain dividend, generally subject to federal income tax rates for an individual of either 15% or 20%, and may cause such gains to be treated as ordinary income subject to a maximum federal income tax rate of 37% plus the 3.8% Medicare contribution surcharge. Distributions sourced from paid-in capital should not be considered as dividend yield or the total return from an investment in the Fund. Stockholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Stockholders should not assume that the source of a distribution from the Fund is net profit. The final determination of the sources of all distributions in a particular year will be made after year end and can vary from the quarterly estimates. All stockholders with taxable accounts will receive written notification regarding the components and tax treatment for all 2019 distributions in early 2020 via Form 1099-DIV.

If, for any calendar year, the total quarterly distributions to common stockholders and the amount of distributions on any preferred stock issued by the Fund exceed investment company taxable income and net capital gain (prior to any adjustment for a capital loss carryover from a prior year), the excess will generally be treated as a tax free return of capital up to the amount of a stockholder’s tax basis in the stock. Any distributions to the holders of common or preferred stock which constitute tax free return of capital will reduce a stockholder’s tax basis in such stock, thereby increasing such stockholder’s potential taxable gain or reducing his or her potential taxable loss on the sale of the stock. Any amounts distributed to a stockholder in excess of the basis in the stock will generally be taxable to the stockholder as capital gain.

In the event the Fund distributes amounts in excess of its investment company taxable income and net capital gain, such distributions will decrease the Fund’s total assets and, therefore, have the likely effect of increasing its expense ratio, as the Fund’s fixed expenses will become a larger percentage of the Fund’s average net assets. In addition, in order to make such distributions, the Fund might have to sell a portion of its investment portfolio at a time when independent investment judgment might not dictate such action.

The Fund, along with other closed-end registered investment companies advised by the Investment Adviser, has obtained an exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder permitting it to make periodic distributions of long term capital gains provided that any distribution policy of the Fund with respect to its common stock calls for periodic (e.g., quarterly or semiannually, but in no event more frequently than monthly) distributions in an amount equal to a fixed percentage of the Fund’s average net asset value over a specified period of time or market price per share of common stock at or about the time of distribution or payment of a fixed dollar amount. The exemption also permits the Fund to make distributions with respect to its preferred stock in accordance with such stock’s terms. See “Automatic Dividend Reinvestment and Voluntary Cash Purchase Plan.”

ISSUANCE OF COMMON STOCK

During the twelve months ended December 31, 2018, the Fund did not have any transactions in shares of common stock. G.research, an affiliate of Gabelli Funds, LLC, the Fund’s Investment Adviser, may act as dealer-manager for future offerings.

AUTOMATIC DIVIDEND REINVESTMENT AND VOLUNTARY CASH PURCHASE PLAN

Under the Fund’s Automatic Dividend Reinvestment Plan and Voluntary Cash Purchase Plan (the “Plan”), a stockholder whose shares of common stock are registered in his or her own name will have all distributions reinvested automatically by Computershare Trust Company, N.A. (“Computershare”), which is an agent under the Plan, unless the stockholder elects to receive cash. Distributions with respect to shares registered in the name of a broker-dealer or other nominee (that is, in “street name”) will be reinvested by the broker or nominee in additional shares under the Plan, unless the service is not provided by the broker or nominee or the stockholder elects to receive distributions in cash. Investors who own shares of common stock registered in street name should consult their broker-dealers for details regarding reinvestment. All distributions to investors who do not participate in the Plan will be paid by check mailed directly to the record holder by Computershare as dividend-disbursing agent.

Enrollment in the Plan

It is the policy of the Fund to automatically reinvest dividends payable to common shareholders. As a “registered” stockholder, you automatically become a participant in the Fund’s Plan. The Plan authorizes the Fund to credit shares of common stock to participants upon an income dividend or a capital gains distribution regardless of whether the shares are trading at a discount or a premium to net asset value. All distributions to stockholders whose shares are registered in their own names will be automatically reinvested pursuant to the Plan in additional shares of the Fund. Plan participants may send their stock certificates to Computershare to be held in their dividend reinvestment account. Registered stockholders wishing to receive their distribution in cash may submit this request through the Internet, by telephone or in writing to:

The Gabelli Equity Trust Inc.

c/o Computershare

P.O. Box 505000

Louisville, KY 40233-5000

Telephone: (800) 336-6983

Website: www.computershare.com/investor

Stockholders requesting this cash election must include the stockholder’s name and address as they appear on the share certificate. Stockholders with additional questions regarding the Plan or requesting a copy of the terms of the Plan may contact Computershare at the website or telephone number above.

If your shares are held in the name of a broker, bank, or nominee, you should contact such institution. If such institution is not participating in the Plan, your account will be credited with a cash dividend. In order to participate in the Plan through such institution, it may be necessary for you to have your shares taken out of “street name” and re-registered in your own name. Once registered in your own name, your dividends will be automatically reinvested. Certain brokers participate in the Plan. Stockholders holding shares in “street name” at participating institutions will have dividends automatically reinvested. Stockholders wishing a cash dividend at such institution must contact their broker to make this change.

The number of shares of common stock distributed to participants in the Plan in lieu of cash dividends is determined in the following manner. Under the Plan, whenever the market price of the Fund’s common stock is equal to or exceeds net asset value at the time shares are valued for purposes of determining the number of shares equivalent to the cash dividends or capital gains distribution, participants are issued shares of common stock valued at the greater of (i) the net asset value as most recently determined or (ii) 95% of the then current market price of the Fund’s common stock. The valuation date is the dividend or distribution payment date or, if that date is not a NYSE trading day, the next trading day. If the net asset value of the common stock at the time of valuation exceeds the market price of the common stock, participants will receive shares from the Fund valued at market price. If the Fund should declare a dividend or capital gains distribution payable only in cash, Computershare will buy common stock in the open market, or on the NYSE or elsewhere, for the participants’ accounts, except that Computershare will endeavor to terminate purchases in the open market and cause the Fund to issue shares at net asset value if, following the commencement of such purchases, the market value of the common stock exceeds the then current net asset value.

The automatic reinvestment of dividends and capital gains distributions will not relieve participants of any income tax which may be payable on such distributions. A participant in the Plan will be treated for U.S. federal income tax purposes as having received, on a dividend payment date, a dividend or distribution in an amount equal to the cash the participant could have received instead of shares.

Voluntary Cash Purchase Plan

The Voluntary Cash Purchase Plan is yet another vehicle for our stockholders to increase their investment in the Fund. In order to participate in the Voluntary Cash Purchase Plan, stockholders must have their shares registered in their own name.

Participants in the Voluntary Cash Purchase Plan have the option of making additional cash payments to Computershare for investments in the Fund’s shares at the then current market price. Stockholders may send an amount from $250 to $10,000. Computershare will use these funds to purchase shares in the open market on or about the 1st and 15th of each month. Computershare will charge each stockholder who participates $0.75, plus a per share fee (currently $0.02 per share). Per share fees include any applicable brokerage commissions Computershare is required to pay and fees for such purchases are expected to be less than the usual fees for such transactions. It is suggested that any voluntary cash payments be sent to Computershare, P.O. Box 6006, Carol Stream, IL 60197-6006 such that Computershare receives such payments approximately two business days before the 1st and 15th of the month. Funds not received at least two business days before the investment date shall be held for investment until the next purchase date. A payment may be withdrawn without charge if notice is received by Computershare at least two business days before such payment is to be invested.

Stockholders wishing to liquidate shares held at Computershare may do so through the Internet, in writing or by telephone to the above-mentioned website, address or telephone number. Include in your request your name, address, and account number. Computershare will sell such shares through a broker-dealer selected by Computershare within 5 business days of receipt of the request. The sale price will equal the weighted average price of all shares sold through the Plan on the day of the sale, less brokerage commissions. Participants should note that Computershare is unable to accept instructions to sell on a specific date or at a specific price. The cost to liquidate shares is $2.50 per transaction as well as the per share fee (currently $0.10 per share). Per share fees include any applicable brokerage commissions Computershare is required to pay and are expected to be less than the usual fees for such transactions.

For more information regarding the Automatic Dividend Reinvestment Plan and Voluntary Cash Purchase Plan, brochures are available by calling (914) 921-5070 or by writing directly to the Fund.

The Fund reserves the right to amend or terminate the Plan as applied to any voluntary cash payments made and any dividend or distribution paid subsequent to written notice of the change sent to the members of the Plan at least 30 days before the record date for such dividend or distribution. The Plan also may be amended or terminated by Computershare on at least 30 days written notice to participants in the Plan.

DESCRIPTION OF THE CAPITAL STOCK

The following is a brief description of the terms of the Fund’s common stock, preferred stock, subscription rights to purchase common stock and subscription rights to purchase preferred stock. This description does not purport to be complete and is qualified by reference to the Fund’s Governing Documents. For complete terms of the common stock and preferred stock, please refer to the actual terms of such series, which are or will be set forth in the Governing Documents. For complete terms of the subscription rights, please refer to the actual terms of such subscription rights which will be set forth in subscription rights agreement relating to such subscription rights.

Common Stock

Pursuant to an amendment to the Fund’s Charter that was approved by stockholders in 2004, the Board may increase or decrease the aggregate number of shares of stock of the Fund or the number of shares of any class or series that the Fund has authority to issue without stockholder approval. The Fund is currently authorized to issue 337,024,900 shares of common stock, par value $0.001 per share. Holders of the common stock are entitled to one vote per share held. Holders of the common stock are entitled to share equally in distributions authorized by the Board and payable to the holders of such shares and in the net assets of the Fund available on liquidation for distribution to holders of such shares. The shares of common stock have noncumulative voting rights and no conversion, preemptive or other subscription rights, and are not redeemable. In the event of liquidation, each share of Fund common stock is entitled to its proportion of the Fund’s assets after payment of debts and expenses and the amounts payable to holders of the Fund’s preferred stock ranking senior to the shares of common stock of the Fund as described below.

Offerings of stock require approval by the Board. Any additional offering of common stock will be subject to the requirements of the 1940 Act, which provides that common stock may not be issued at a price below the then current net asset value, exclusive of sales load, except in connection with an offering to existing holders of common stock or with the consent of a majority of the Fund’s outstanding voting securities.

The Fund’s outstanding common stock is listed and traded on the NYSE under the symbol “GAB.” The average weekly trading volume of the common stock on the NYSE during the period from January 1, 2018 through December 31, 2018 was 3,111,652 shares.

The Fund’s net asset value per share will be reduced immediately following the offering of common stock by the amount of the sales load and offering expenses paid by the Fund. See “Use of Proceeds.” Unlike open-end funds, closed-end funds like the Fund do not continuously offer shares and do not provide daily redemptions. Rather, if a stockholder determines to buy additional shares of common stock or sell shares already held, the stockholder may do so by trading through a broker on the NYSE or otherwise.

Shares of closed-end investment companies often trade on an exchange at prices lower than net asset value. The Fund’s shares of common stock have traded in the market at both premiums to and discounts from net asset value. Over the Fund’s thirty-three year history, the range fluctuated from a 38% premium in June 2002 to a 27% discount in December 1987. Beginning in early 2001, the market price of the Fund exceeded the net asset value and this premium continued through September 2005. The previous extended period over which the premium existed occurred during the twenty month period from August 1993 to March 1995. As of December 31, 2018, the market price of the Fund closed at an approximate 2.86% discount to its net asset value. Because the market value of the common stock may be influenced by such factors as dividend and distribution levels (which are in turn affected by expenses), dividend and distribution stability, net asset value, market liquidity, relative demand for and supply of such shares in the market, unrealized gains, general market and economic conditions and other factors beyond the control of the Fund, the Fund cannot assure you that shares of common stock will trade at a price equal to or higher than net asset value in the future. The common stock is designed primarily for long term investors and you should not purchase the shares of the common stock if you intend to sell them soon after purchase.

The Fund’s common stockholders vote as a single class to elect the Fund’s Board and on additional matters with respect to which the 1940 Act, the Governing Documents or resolutions adopted by the Directors provide for a vote of the Fund’s common stockholders. The Fund’s common stockholders and preferred stockholders vote together as a single class, except that the preferred stockholders vote as a separate class to elect two of the directors of the Fund and to approve certain amendments to the Charter, whether by merger, consolidation or otherwise, that materially and adversely affect the contract rights of the existing preferred stock as set forth in the Charter. See “Anti-Takeover Provisions of the Fund’s Governing Documents.”

The Fund may repurchase its shares of common stock from time to time as and when it deems such repurchase advisable from legally available funds, subject to rights of holders of the Fund’s outstanding preferred stock and maintaining required asset coverage for each series of outstanding preferred stock. The Board has adopted a policy to authorize such repurchases when the shares are trading at a discount of 10% or more (or such other percentage as the Board may determine from time to time) from the net asset value of the shares. Although the Board has authorized such repurchases, the Fund is not required to repurchase its shares. The policy does not limit the amount of common stock that can be repurchased. The percentage of the discount from net asset value at which share repurchases will be authorized may be changed at any time by the Board. Through December 31, 2018, the Fund has not repurchased shares of its common stock under this authorization.

Preferred Stock

Currently, 32,975,100 shares of the Fund’s capital stock have been classified by the Board as preferred stock, par value $0.001 per share. The Fund’s Board may reclassify authorized and unissued shares of the Fund, previously classified as common stock, as preferred stock prior to the completion of any offering. The terms of each series of preferred stock may be fixed by the Board and may materially limit and/or qualify the rights of the holders of the Fund’s common stock. As of September 30, 2019, the Fund had 2,880 outstanding shares of Series C Auction Rate Preferred, 2,363,860 outstanding shares of Series D Preferred, 1,120 outstanding shares of Series E Auction Rate Preferred, 2,779,796 outstanding shares of Series G Preferred, 4,172,873 outstanding shares of Series H Preferred and 3,200,000 of Series J Preferred.

Distributions on the Series C Auction Rate Preferred accumulate at a variable maximum rate based on short term rates. At present, the maximum rate is equal to 175% of the “AA” Financial Composite Commercial Paper Rate determined on each calculation date. Prior to the failing of auctions for the Fund’s Series C Auction Rate Preferred, these securities paid dividends set at a weekly auction. The liquidation preference of the Series C Auction Rate Preferred is $25,000 per share plus accumulated but unpaid dividends (whether or not earned or declared). The Fund generally may redeem the outstanding Series C Auction Rate Preferred, in whole or in part, at any time other than during a non-call period. The Series C Auction Rate Preferred is not traded on any public exchange.

Distributions on the Series D Preferred accumulate at an annual rate of 5.875% of the liquidation preference of $25 per share plus accumulated but unpaid dividends (whether or not earned or declared), are cumulative from the date of original issuance thereof, and are payable quarterly on March 26, June 26, September 26 and December 26 of each year. The Fund’s outstanding Series D Preferred is redeemable at the liquidation preference plus accumulated but unpaid dividends (whether or not earned or declared) through the date of redemption at the option of the Fund at any time. The Series D Preferred is listed and traded on the NYSE under the symbol “GAB PrD.”

Distributions on the Series E Auction Rate Preferred accumulate at a variable maximum rate based on short term rates. At present, the maximum rate is equal to 175% of the “AA” Financial Composite Commercial Paper Rate determined on each calculation date. Prior to the failing of auctions for the Fund’s Series E Auction Rate Preferred, these securities paid dividends set at a weekly auction. The liquidation preference of the Series E Auction Rate Preferred is $25,000 per share plus accumulated but unpaid dividends (whether or not earned or declared). The Fund generally may redeem the outstanding Series E Auction Rate Preferred, in whole or in part, at any time other than during a non-call period. The Series E Auction Rate Preferred is not traded on any public exchange.

Distributions on the Series G Preferred accumulate at an annual rate of 5.00% of the liquidation preference of $25 per share plus accumulated but unpaid dividends (whether or not earned or declared), are cumulative from the date of original issuance thereof, and are payable quarterly on March 26, June 26, September 26 and December 26 of each year. The Fund’s outstanding Series G Preferred is redeemable at the liquidation preference plus accumulated but unpaid dividends (whether or not earned or declared) through the date of redemption at the option of the Fund at any time. The Series G Preferred is listed and traded on the NYSE under the symbol “GAB PrG.”

Distributions on the Series H Preferred accumulate at an annual rate of 5.00% of the liquidation preference of $25 per share plus accumulated but unpaid dividends (whether or not earned or declared), are cumulative from the date of original issuance thereof, and are payable quarterly on March 26, June 26, September 26 and December 26 of each year. The Fund’s outstanding Series H Preferred is redeemable at the liquidation preference plus accumulated but unpaid dividends (whether or not earned or declared) through the date of redemption at the option of the Fund at any time. The Series H Preferred is listed and traded on the NYSE under the symbol “GAB PrH.”

Distributions on the Series J Preferred accumulate at an annual rate of 5.45% of the liquidation preference of $25 per share plus accumulated but unpaid dividends (whether or not earned or declared), are cumulative from the date of original issuance thereof, and are payable quarterly on March 26, June 26, September 26 and December 26 of each year. The Fund’s outstanding Series J Preferred is redeemable at the liquidation preference plus accumulated but unpaid dividends (whether or not earned or declared) through the date of redemption at the option of the Fund following the expiration of the five year call protection on March 31, 2021. The Series J Preferred is listed and traded on the NYSE under the symbol “GAB PrJ.”

If the Fund issues any additional series of preferred stock, it will pay dividends to the holders at either a fixed rate or a rate that will be reset, as described in the Prospectus Supplement accompanying each preferred stock offering.

The following table shows (i) the classes of capital stock authorized, (ii) the number of shares authorized in each class, and (iii) the number of shares outstanding in each class as of September 30, 2019.

Title of Class	Amount Outstanding	Amount Authorized
Common Stock	256,142,925	337,024,900
Series C Auction Rate Preferred	2,880	5,200
Series D Preferred	2,363,860	3,000,000
Series E Auction Rate Preferred	1,120	2,000
Series G Preferred	2,779,796	3,280,477
Series H Preferred	4,172,873	4,198,880
Series J Preferred	3,200,000	4,500,000
Preferred Stock	0	17,988,543

As of September 30, 2019, the Fund did not hold any shares of capital stock for its account. Upon a liquidation, each holder of preferred stock will be entitled to receive out of the assets of the Fund available for distribution to stockholders (after payment of claims of the Fund’s creditors but before any distributions with respect to the Fund’s common stock or any other class of capital stock of the Fund ranking junior to the preferred stock as to liquidation payments) an amount per share equal to such share’s liquidation preference plus any accumulated but unpaid distributions (whether or not earned or declared, excluding interest thereon) to the date of distribution, and such stockholders shall be entitled to no further participation in any distribution or payment in connection with such liquidation. Each series of preferred stock ranks on a parity with all other series of preferred stock of the Fund as to the payment of distributions and the distribution of assets upon liquidation, and is junior to the Fund’s obligations with respect to any outstanding senior securities representing debt. The preferred stock carries one vote per share on all matters on which such shares are entitled to vote. The issued and outstanding preferred stock is fully paid and non-assessable and has no preemptive, exchange or conversion rights. The Board may by resolution classify or reclassify any authorized but unissued capital shares of the Fund from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions and terms and conditions of redemption. The Fund will not issue any class of capital stock senior to the preferred stock.

Rating Agency Guidelines.  New issuances of shares of preferred stock are currently expected to be issued with a specified rating by a nationally recognized statistical rating organization. The Fund expects that it will be required under Moody’s and Fitch guidelines to maintain assets having in the aggregate a discounted value at least equal to the Basic Maintenance Amount (as defined below) for its outstanding preferred stock with respect to the separate guidelines Moody’s and Fitch has each established for determining discounted value. To the extent any particular portfolio holding does not satisfy the applicable rating agency’s guidelines, all or a portion of such holding’s value will not be included in the calculation of discounted value (as defined by such rating agency). The Moody’s and Fitch guidelines also impose certain diversification requirements and industry concentration limitations on the Fund’s overall portfolio, and apply specified discounts to securities held by the Fund (except certain money market securities). The “Basic Maintenance Amount” is calculated as set out in the organizational documents for each series of preferred stock.

If the Fund does not cure in a timely manner a failure to maintain a discounted value of its portfolio equal to the Basic Maintenance Amount in accordance with the requirements of the applicable rating agency or agencies then rating the preferred stock at the request of the Fund, the Fund may, and in certain circumstances will be required to, mandatorily redeem preferred stock, as described below under “—Redemption.”

The Fund may, but is not required to, adopt any modifications to the rating agency guidelines that may hereafter be established by Moody’s and Fitch. Failure to adopt any such modifications, however, may result in a change in the relevant rating agency’s ratings or a withdrawal of such ratings altogether. In addition, any rating agency providing a rating for the preferred stock at the request of the Fund may, at any time, change or withdraw any such rating. The Board, without further action by the stockholders, may amend, alter, add to or repeal certain of the definitions and related provisions that have been adopted by the Fund pursuant to the rating agency guidelines if the Board determines that such modification is necessary to prevent a reduction in rating of the preferred stock by Moody’s and Fitch, as the case may be, is in the best interests of the holders of common stock and is not adverse to the holders of preferred stock in view of advice to the Fund by Moody’s and Fitch (or such other rating agency then rating the preferred stock at the request of the Fund) that such modification would not adversely affect, as the case may be, its then current rating of the preferred stock.

As described by Moody’s and Fitch, the ratings assigned to each series of preferred stock are assessments of the capacity and willingness of the Fund to pay the obligations of each such series. The ratings on these series of preferred stock are not recommendations to purchase, hold or sell shares of any series, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. The rating agency guidelines also do not address the likelihood that an owner of preferred stock will be able to sell such shares on an exchange, in an auction or otherwise. The ratings are based on current information furnished to Moody’s and Fitch by the Fund and the Investment Adviser and information obtained from other sources. The ratings may be changed, suspended or withdrawn as a result of changes in, or the unavailability of, such information.

The rating agency guidelines apply to each series of preferred stock only so long as such rating agency is rating such series at the request of the Fund. The Fund pays fees to Moody’s and Fitch for rating the preferred stock.

Asset Maintenance Requirements.  In addition to the requirements summarized under “—Rating Agency Guidelines” above, the Fund must also satisfy asset maintenance requirements under the 1940 Act with respect to its preferred stock. Under the 1940 Act, debt or additional preferred stock may be issued only if immediately after such issuance the value of the Fund’s total assets (less ordinary course liabilities) is at least 300% of the amount of any debt outstanding and at least 200% of the amount of any preferred stock and debt outstanding. The Fund is required under the applicable Articles Supplementary to determine whether it has, as of the last business day of each March, June, September and December of each year (for its Series D Preferred, Series E Preferred and Series H Preferred and Series J Preferred), at the time the Fund declares or pays any dividend or distribution on its common stock (other than a dividend payable solely in shares of common stock) and at the time the Fund purchases any of its common stock (for its Series G Preferred), and as of the last business day of each month (for its Series C Preferred), an “asset coverage” (as defined in the 1940 Act) of at least 200% (or such higher or lower percentage as may be required at the time under the 1940 Act) with respect to all outstanding senior securities of the Fund that are debt or stock, including any outstanding preferred stock. If the Fund fails to maintain the asset coverage required under the 1940 Act on such dates and such failure is not cured on or before 60 days, in the case of the Fixed Rate Preferred Stock, or 10 business days, in the case of the Auction Rate Preferred Stock, the Fund may, and in certain circumstances will be required to, mandatorily redeem the minimum number of shares of preferred stock sufficient to satisfy such asset coverage. See “—Redemption” below.

Distributions.  In connection with the offering of one or more additional series of preferred stock, an accompanying Prospectus Supplement will specify whether dividends on such preferred stock will be based on a constant fixed rate or on a fixed rate that changes after an initial period (e.g., one year). Holders of additional shares of such “Fixed Rate Preferred Stock” will be entitled to receive, out of funds legally available therefor, cumulative cash distributions, at an annual rate set forth in the applicable Prospectus Supplement, payable with such frequency as set forth in the applicable Prospectus Supplement. Such distributions will accumulate from the date on which such shares are issued.

Restrictions on Dividends and Other Distributions for the Preferred Stock

So long as any preferred stock is outstanding, the Fund may not pay any dividend or other distribution (other than a dividend or other distribution paid in common stock or in options, warrants or rights to subscribe for or purchase common stock) in respect of the common stock or call for redemption, redeem, purchase or otherwise acquire for consideration any common stock (except by conversion into or exchange for shares of the Fund ranking junior to the preferred stock as to the payment of dividends or distributions and the distribution of assets upon liquidation), unless:

•

the Fund has declared and paid (or provided to the relevant dividend paying agent) all cumulative distributions on the Fund’s outstanding preferred stock due on or prior to the date of such common stock dividend or distribution;

•	the Fund has redeemed the full number of shares of preferred stock to be redeemed pursuant to any mandatory redemption provision in the Fund’s Governing Documents; and

•	after making the distribution, the Fund meets applicable asset coverage requirements described under “—Rating Agency Guidelines” and “—Asset Maintenance Requirements.”

No full distribution will be declared or made on any series of preferred stock for any dividend period, or part thereof, unless full cumulative distributions due through the most recent dividend payment dates therefor for all outstanding series of preferred stock of the Fund ranking on a parity with such series as to distributions have been or contemporaneously are declared and made. If full cumulative distributions due have not been made on all outstanding preferred stock of the Fund ranking on a parity with such series of preferred stock as to the payment of distributions, any distributions being paid on the preferred stock will be paid as nearly pro rata as possible in proportion to the respective amounts of distributions accumulated but unmade on each such series of preferred stock on the relevant dividend payment date. The Fund’s obligation to make distributions on the preferred stock will be subordinate to its obligations to pay interest and principal, when due, on any senior securities representing debt.

Redemption

Mandatory Redemption Relating to Asset Coverage Requirements.  The Fund may, at its option, consistent with its Governing Documents and the 1940 Act, and in certain circumstances will be required to, mandatorily redeem preferred stock in the event that:

•

the Fund fails to maintain the asset coverage requirements specified under the 1940 Act on a quarterly valuation date and such failure is not cured on or before 60 days, in the case of the existing Fixed Rate Preferred Stock, following such failure; or

•

the Fund fails to maintain the asset coverage requirements as calculated in accordance with the applicable rating agency guidelines as of any monthly valuation date, and such failure is not cured on or before 10 business days after such valuation date.

The redemption price for preferred stock subject to mandatory redemption will be the liquidation preference, as stated in the Articles Supplementary of each existing series of preferred stock or the Prospectus Supplement accompanying the issuance of any additional series of preferred stock, including an amount equal to any accumulated but unpaid distributions (whether or not earned or declared) to the date fixed for redemption.

The number of shares of preferred stock that will be redeemed in the case of a mandatory redemption will equal the minimum number of outstanding shares of preferred stock, the redemption of which, if such redemption had occurred immediately prior to the opening of business on the applicable cure date, would have resulted in the relevant asset coverage requirement having been met or, if the required asset coverage cannot be so restored, all of the shares of preferred stock. In the event that shares of preferred stock are redeemed due to a failure to satisfy the 1940 Act asset coverage requirements, the Fund may, but is not required to, redeem a sufficient number of shares of preferred stock so that the Fund’s assets exceed the asset coverage requirements under the 1940 Act after the redemption by 10% (that is, 220% asset coverage). In the event that shares of preferred stock are redeemed due to a failure to satisfy applicable rating agency guidelines, the Fund may, but is not required to, redeem a sufficient number of shares of preferred stock so that the Fund’s discounted portfolio value (as determined in accordance with the applicable rating agency guidelines) after redemption exceeds the asset coverage requirements of each applicable rating agency by up to 10% (that is, 110% rating agency asset coverage).

If the Fund does not have funds legally available for the redemption of, or is otherwise unable to redeem, all the shares of preferred stock to be redeemed on any redemption date, the Fund will redeem on such redemption date that number of shares for which it has legally available funds, or is otherwise able to redeem, from the holders whose shares are to be redeemed ratably on the basis of the redemption price of such shares, and the remainder of those shares to be redeemed will be redeemed on the earliest practicable date on which the Fund will have funds legally available for the redemption of, or is otherwise able to redeem, such shares upon written notice of redemption.

If fewer than all shares of the Fund’s outstanding preferred stock are to be redeemed, the Fund, at its discretion and subject to the limitations of the Charter, the 1940 Act, and Maryland law, will select one or more series of preferred stock from which shares will be redeemed and the amount of preferred stock to be redeemed from each such series. If fewer than all shares of a series of preferred stock are to be redeemed, such redemption will be made as among the holders of that series pro rata in accordance with the respective number of shares of such series held by each such holder on the record date for such redemption. If fewer than all shares of preferred stock held by any holder are to be redeemed, the notice of redemption mailed to such holder will specify the number of shares to be redeemed from such holder, which may be expressed as a percentage of shares held on the applicable record date.

Optional Redemption of Fixed Rate Preferred Stock.  Shares of any additional series of Fixed Rate Preferred Stock will not be subject to optional redemption by the Fund until the date, if any, specified in the applicable Prospectus or Prospectus Supplement, unless such redemption is necessary, in the judgment of the Fund, to maintain the Fund’s status as a regulated investment company under the Code. Commencing on such date and thereafter, the Fund may at any time redeem such Fixed Rate Preferred Stock in whole or in part for cash at a redemption price per share equal to the liquidation preference per share plus accumulated and unpaid distributions (whether or not earned or declared) to the redemption date. Such redemptions are subject to the notice requirements set forth under “—Redemption Procedures” and the limitations of the Charter, the 1940 Act and Maryland law.

Redemption Procedures.  A notice of redemption with respect to an optional redemption will be given to the holders of record of preferred stock selected for redemption not less than 15 days (subject to NYSE requirements), nor more than 40 days prior to the date fixed for redemption. Preferred stockholders may receive shorter notice in the event of a mandatory redemption. Each notice of redemption will state (i) the redemption date, (ii) the number or percentage of shares of preferred stock to be redeemed (which may be expressed as a percentage of such shares outstanding), (iii) the CUSIP number(s) of such shares, (iv) the redemption price (specifying the amount of accumulated distributions to be included therein), (v) the place or places where such shares are to be redeemed, (vi) that distributions on the shares to be redeemed will cease to accrue on such redemption date, (vii) the provision of the Articles Supplementary for the applicable series of preferred stock under which the redemption is being made and (viii) any conditions precedent to such redemption. No defect in the notice of redemption or in the mailing thereof will affect the validity of the redemption proceedings, except as required by applicable law.

The holders of preferred stock, whether subject to a variable or fixed rate, will not have the right to redeem any of their shares at their option, unless specifically provided in the Charter.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Fund, the holders of preferred stock then outstanding will be entitled to receive a preferential liquidating distribution, which is expected to equal the original purchase price per share of preferred stock plus accumulated and unpaid dividends, whether or not earned or declared, before any distribution of assets is made to holders of common stock. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of preferred stock will not be entitled to any further participation in any distribution of assets by the Fund.

Voting Rights

Except as otherwise stated in this Prospectus, specified in the Fund’s Charter or resolved by the Board or as otherwise required by applicable law, holders of preferred stock shall be entitled to one vote per share held on each matter submitted to a vote of the stockholders of the Fund and will vote together with holders of common stock and of any other preferred stock then outstanding as a single class.

In connection with the election of the Fund’s Directors, holders of the outstanding shares of preferred stock, voting together as a single class, will be entitled at all times to elect two of the Fund’s Directors, and the remaining Directors will be elected by holders of common stock and holders of preferred stock, voting together as a single class. In addition, if (i) at any time dividends and distributions on outstanding shares of preferred stock are unpaid in an amount equal to at least two full years’ dividends and distributions thereon and sufficient cash or specified securities have not been deposited with the applicable paying agent for the payment of such accumulated dividends and distributions or (ii) at any time holders of any other series of preferred stock are entitled to elect a majority of the Directors of the Fund under the 1940 Act or the applicable Articles Supplementary creating such shares, then the number of Directors constituting the Board automatically will be increased by the smallest number that, when added to the two Directors elected exclusively by the holders of preferred stock as described above, would then constitute a simple majority of the Board as so increased by such smallest number. Such additional Directors will be elected by the holders of the outstanding shares of preferred stock, voting together as a single class, at a special meeting of stockholders which will be called as soon as practicable and will be held not less than ten nor more than twenty days after the mailing date of the meeting notice. If the Fund fails to send such meeting notice or to call such a special meeting, the meeting may be called by any preferred stockholder on like notice. The terms of office of the persons who are Directors at the time of that election will continue. If the Fund thereafter pays, or declares and sets apart for payment in full, all dividends and distributions payable on all outstanding shares of preferred stock for all past dividend periods or the holders of other series of preferred stock are no longer entitled to elect such additional Directors, the additional voting rights of the holders of the preferred stock as described above will cease, and the terms of office of all of the additional Directors elected by the holders of the preferred stock (but not of the Directors with respect to whose election the holders of common stock were entitled to vote or the two Directors the holders of preferred stock have the right to elect as a separate class in any event) will terminate at the earliest time permitted by law.

So long as shares of preferred stock are outstanding, the Fund will not, without the affirmative vote of the holders of a majority (as defined in the 1940 Act) of the shares of preferred stock outstanding at the time, and present and voting on such matter, voting separately as one class, amend, alter or repeal the provisions of the Fund’s Charter whether by merger, consolidation or otherwise, so as to materially and adversely affect any of the rights, preferences or powers expressly set forth in the Charter with respect to such shares of preferred stock, unless the Fund obtains written confirmation from Moody’s, Fitch or any such other rating agency then rating the preferred stock that such amendment, alteration or repeal would not impair the rating then assigned by such rating agency to the preferred stock, in which case the vote or consent of the holders of the preferred stock is not required. Also, to the extent permitted under the 1940 Act, in the event shares of more than one series of preferred stock are outstanding, the Fund will not approve any of the actions set forth in the preceding sentence which materially and adversely affect the rights, preferences or powers expressly set forth in the Charter with respect to such shares of a series of preferred stock differently than those of a holder of shares of any other series of preferred stock without the affirmative vote of the holders of at least a majority, as defined in the 1940 Act, of the outstanding shares of preferred stock of each series materially adversely affected and outstanding at such time (each such materially adversely affected series voting separately as a class to the extent its rights are affected differently). For purposes of this paragraph, no matter shall be deemed to adversely affect any right, preference or power unless such matter (i) adversely alters or abolishes any preferential right of such series; (ii) creates, adversely alters or abolishes any right in respect of redemption of such series; or (iii) creates or adversely alters (other than to abolish) any restriction on transfer applicable to such series.

Under the Charter and applicable provisions of the 1940 Act or Maryland law, the affirmative vote of a majority, as defined under the 1940 Act, of the votes entitled to be cast by holders of outstanding shares of the preferred stock, voting together as a single class, will be required to approve any plan of reorganization adversely affecting the preferred stock. The approval of 66 2⁄3% of each class, voting separately, of the Fund’s outstanding voting stock is required to authorize the conversion of the Fund from a closed-end to an open-end investment company. The approval of a majority (as that term is defined in the 1940 Act) of the Fund’s outstanding preferred stock and a majority (as that term is defined in the 1940 Act) of the Fund’s outstanding voting securities are required to approve any action requiring a vote of security holders under Section 13(a) of the 1940 Act (other than a conversion of the Fund from a closed-end to an open-end investment company), including, among other things, changes in the Fund’s investment objectives or changes in the investment restrictions described as fundamental policies under “Investment Objectives and Policies” in this Prospectus and the SAI, “How the Fund Manages Risk—Investment Restrictions” in this Prospectus and “Investment Restrictions” in the SAI. For purposes of this paragraph, except as otherwise required under the 1940 Act, a majority of the outstanding preferred stock means, in accordance with Section 2(a)(42) of the 1940 Act, the vote, at the annual or a special meeting of the stockholders of the Fund duly called (i) of 67% or more of the shares of preferred stock present at such meeting, if the holders of more than 50% of the outstanding shares of preferred stock are present or represented by proxy, or (ii) more than 50% of the outstanding shares of preferred stock, whichever is less. The class vote of holders of preferred stock described above in each case will be in addition to a separate vote of the requisite percentage of common stock, and any other preferred stock, voting together as a single class, that may be necessary to authorize the action in question.

The calculation of the elements and definitions of certain terms of the rating agency guidelines may be modified by action of the Board without further action by the stockholders if the Board determines that such modification is necessary to prevent a reduction in rating of the shares of preferred stock by Moody’s and/or Fitch (or such other rating agency then rating the preferred stock at the request of the Fund), as the case may be, or is in the best interests of the holders of common stock and is not adverse to the holders of preferred stock in view of advice to the Fund by the relevant rating agencies that such modification would not adversely affect its then-current rating of the preferred stock.

The foregoing voting provisions will not apply to any series of preferred stock if, at or prior to the time when the act with respect to which such vote otherwise would be required will be effected, such stock will have been redeemed or called for redemption and sufficient cash or cash equivalents provided to the applicable paying agent to effect such redemption. The holders of preferred stock will have no preemptive rights or rights to cumulative voting.

Limitation on Issuance of Preferred Stock

So long as the Fund has preferred stock outstanding, subject to receipt of approval from the rating agencies of each series of preferred stock outstanding, and subject to compliance with the Fund’s investment objectives, policies and restrictions, the Fund may issue and sell shares of one or more other series of additional preferred stock provided that the Fund will, immediately after giving effect to the issuance of such additional preferred stock and to its receipt and application of the proceeds thereof (including, without limitation, to the redemption of preferred stock to be redeemed out of such proceeds), have an “asset coverage” for all senior securities of the Fund which are stock, as defined in the 1940 Act, of at least 200% of the sum of the liquidation preference of the shares of preferred stock of the Fund then outstanding and all indebtedness of the Fund constituting senior securities, and no such additional preferred stock will have any preference or priority over any other preferred stock of the Fund upon the distribution of the assets of the Fund or in respect of the payment of dividends or distributions.

The Fund will consider from time to time whether to offer additional preferred stock or securities representing indebtedness and may issue such additional securities if the Board concludes that such an offering would be consistent with the Fund’s Charter and applicable law, and in the best interest of existing common stockholders.

Book Entry.  Shares of Fixed Rate Preferred Stock sold through this offering will initially be held in the name of Cede & Co. as nominee for DTC. The Fund will treat Cede & Co. as the holder of record of such shares for all purposes. In accordance with the procedures of DTC, however, purchasers of Fixed Rate Preferred Stock will be deemed the beneficial owners of shares purchased for purposes of dividends, voting and liquidation rights.

Subscription Rights

General. We may issue subscription rights to holders of our (i) common stock to purchase common and/or preferred stock or (ii) preferred stock to purchase preferred stock (subject to applicable law). Subscription rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the subscription rights. In connection with a subscription rights offering to holders of our common or preferred stock, we would distribute certificates or other documentation evidencing the subscription rights and a prospectus supplement to our common or preferred stockholders as of the record date that we set for determining the stockholders eligible to receive subscription rights in such subscription rights offering.

The applicable prospectus supplement would describe the following terms of the subscription rights in respect of which this prospectus is being delivered:

•

the period of time the offering would remain open (which will be open a minimum number of days such that all record holders would be eligible to participate in the offering and will not be open longer than 120 days);

•	the underwriter or distributor, if any, of the subscription rights and any associated underwriting fees or discounts applicable to purchases of the rights;

•	the title of such subscription rights;

•	the exercise price for such subscription rights (or method of calculation thereof);

•	the number of such subscription rights issued in respect of each share of common stock or each share of preferred stock;

•	the number of rights required to purchase a single share of common stock or share of preferred stock;

•	the terms of the preferred stock, if any, for which a holder of such rights may subscribe;

•	the extent to which such subscription rights are transferable and the market on which they may be traded if they are transferable;

•	if applicable, a discussion of the material U.S. federal income tax considerations applicable to the issuance or exercise of such subscription rights;

•	the date on which the right to exercise such subscription rights will commence, and the date on which such right will expire (subject to any extension);

•	the extent to which such subscription rights include an over-subscription privilege with respect to unsubscribed securities and the terms of such over-subscription privilege;

•	any termination right we may have in connection with such subscription rights offering; and

•	any other terms of such subscription rights, including exercise, settlement and other procedures and limitations relating to the transfer and exercise of such subscription rights.

Exercise of Subscription Rights.  A certain number of subscription rights would entitle the holder of the subscription right(s) to purchase for cash such number of shares of common stock or shares of preferred stock at such exercise price as in each case is set forth in, or be determinable as set forth in, the prospectus supplement relating to the subscription rights offered thereby. Subscription rights would be exercisable at any time up to the close of business on the expiration date for such subscription rights set forth in the prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights would become void. Upon expiration of the rights offering and the receipt of payment and the subscription rights certificate or other appropriate documentation properly executed and completed and duly executed at the corporate trust office of the subscription rights agent, or any other office indicated in the prospectus supplement, the shares of common stock or shares of preferred stock purchased as a result of such exercise will be issued as soon as practicable. To the extent permissible under applicable law, we may determine to offer any unsubscribed offered securities directly to persons other than stockholders, to or through agents, underwriters or dealers or through a combination of such methods, as set forth in the applicable prospectus supplement.

ANTI-TAKEOVER PROVISIONS OF THE FUND’S GOVERNING DOCUMENTS

The Fund presently has provisions in its Governing Documents that could have the effect of limiting, in each case:

•	the ability of other entities or persons to acquire control of the Fund;

•	the Fund’s freedom to engage in certain transactions; or

•	the ability of the Fund’s Directors or stockholders to amend the Governing Documents or effectuate changes in the Fund’s management.

These provisions of the Governing Documents may be regarded as “anti-takeover” provisions. The Board is divided into three classes, each having a term of three years. Each year the term of one class of Directors will expire. Accordingly, only those Directors in one class may be changed in any one year, and it would require two years to change a majority of the Board. Further, one Director in two of the three classes of the Fund is elected solely by the holders of the Fund’s preferred stock and cannot be removed or replaced by the holders of the common stock. The affirmative vote of a majority of the shares present at a meeting of stockholders duly called and at which a quorum is present is required to elect a Director. A classified Board may have the effect of maintaining the continuity of management and, thus, make it more difficult for the stockholders of the Fund to change the majority of Directors. A Director of the Fund may be removed only for cause by a vote of a majority of the votes entitled to be cast for the election of Directors of the Fund.

In addition, the affirmative vote of the holders of 66 2/3% of each class of stock of the Fund normally entitled to vote in the election of directors, voting as separate classes, is required to authorize the conversion of the Fund from a closed-end to an open-end investment company or generally to authorize any of the following transactions:

•	the merger or consolidation of the Fund with any Principal Shareholder, as such term is defined in the Charter (“Principal Shareholder”);

•	the issuance of any securities of the Fund for cash to any Principal Shareholder;

•

the sale, lease or exchange of all or any substantial part of the assets of the Fund to any Principal Shareholder (except assets having an aggregate fair market value of less than $1,000,000 over a 12 month period); or

•

the sale, lease or exchange to the Fund, in exchange for securities of the Fund, of any assets of any Principal Shareholder (except assets having an aggregate fair market value of less than $1,000,000 over a 12 month period);

if such person or entity is directly, or indirectly through affiliates, the beneficial owner of more than 5% of the outstanding shares of the Fund. Such vote would not be required, however, when, under certain circumstances, the Board approves the transaction or when each class of voting securities of the entity that is the other party to any of the above-listed transactions is (directly or indirectly) majority owned by the Fund or its subsidiaries.

The foregoing voting requirements, which have been considered and determined to be in the best interests of stockholders by the Directors, are greater than applicable minimum voting requirements imposed by the 1940 Act and applicable Maryland law.

The Fund’s Bylaws provide that the affirmative vote of two-thirds of the entire Board of Directors shall be required to approve or declare advisable:

(1)

Any amendment to the Charter to make the Fund’s common stock a “redeemable security” or to convert the Fund, whether by merger or otherwise, from a “closed-end company” to an “open-end company” (as defined in the 1940 Act);

(2)	The liquidation or dissolution of the Fund and any amendment to the Charter to effect any such liquidation or dissolution; or

(3)	Any merger, consolidation, share exchange or sale or exchange of all or substantially all of the assets of the Fund that Maryland law requires be approved by the stockholders of the Fund.

Further, unless a higher percentage is provided for under the Charter, the affirmative vote of a majority (as defined in the 1940 Act) of the votes entitled to be cast by holders of outstanding shares of the Fund’s preferred stock, voting as a separate class, will be required to approve any plan of reorganization adversely affecting such stock or any action requiring a vote of security holders under Section 13(a) of the 1940 Act, including, among other things, changing the Fund’s subclassification as a closed-end investment company, changing the Fund’s investment objectives or changing its fundamental investment restrictions.

Maryland corporations that are subject to the Securities Exchange Act of 1934, as amended (the “1934 Act”), and have at least three outside directors, such as the Fund, may by board resolution elect to become subject to certain corporate governance provisions set forth in the Maryland General Corporation Law, even if such provisions are inconsistent with the Charter and By-laws. Accordingly, notwithstanding the Fund’s Governing Documents, under Maryland law the Board may elect by resolution (and the filing of Articles Supplementary) to, among other things:

•	provide that the calling of special meetings by stockholders be required only at the request of stockholders entitled to cast at least a majority of the votes entitled to be cast at such meeting;

•	reserve for the Board the right to fix the number of Fund Directors;

•	classify the Board into three classes of directors of as equal number as practicable;

•	provide that Directors are subject to removal only by the vote of the stockholders entitled to cast two-thirds of the votes entitled to be cast generally in the election of Directors; and

•

retain for the Board sole authority to fill any vacancies on the Board, with any Director so appointed to serve for the balance of the unexpired term rather than only until the next annual meeting of stockholders.

The Governing Documents of the Fund presently: (i) divide the Fund’s Board into three classes of Directors; (ii) require holders of not less than a majority of the votes entitled to be cast to call a special meeting of stockholders; and (iii) provide that only the Board may fix the number of the Fund’s Directors. On December 3, 2010, in accordance with Maryland law, the Fund’s Board elected by resolution and approved Articles Supplementary to vest in the Board the sole power to fill any vacancies on the Board, with any Director so elected to serve for the full term of the directorship in which the vacancy occurred and until his or her successor is duly elected and qualifies.

Under the Maryland General Corporation Law, if the directors have been divided into classes (as the Fund’s Directors are), unless the charter provides otherwise (which the Charter does not), a director may be removed only for cause by the affirmative vote of a majority of all the votes entitled to be cast generally for the election of directors. The Board could elect in the future to be subject to the provision of Maryland law that would increase the vote required to remove a Director to two-thirds of all the votes entitled to be cast.

The Fund’s Bylaws provide that, with respect to an annual meeting of stockholders, nominations of persons for election to the Board of Directors and the proposal of business to be considered by stockholders may be made only (1) by or at the direction of the Board of Directors or (2) by a stockholder who was a stockholder of record from the time the stockholder gives notice as provided for in the Bylaws to the time of the annual meeting, who is entitled to vote at the meeting in the election of each such nominee or on such other business and who has complied with the advance notice procedures of and provided the information and other materials required by the Bylaws. With respect to special meetings of stockholders, only the business specified in the Fund’s notice of the meeting may be brought before the meeting. Nominations of persons for election to the Board of Directors at a special meeting may be made only (1) by or at the direction of the Board of Directors or (2) provided that a special meeting has been called for the purpose of electing directors, by a stockholder who was a stockholder of record from the time the stockholder gives notice as provided for in the Bylaws to the time of the special meeting, who is entitled to vote at the meeting in the election of each such nominee and who has complied with the advance notice provisions of and provided the information and other materials required by the Bylaws.

The Fund’s Bylaws provide that special meetings of stockholders may be called by the Board of Directors and certain of the Fund’s officers. Additionally, the Fund’s Bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by the secretary of the Fund upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting.

The provisions of the Governing Documents and Maryland law described above could have the effect of depriving the owners of stock in the Fund of opportunities to sell their shares at a premium over prevailing market prices, by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. The overall effect of these provisions is to render more difficult the accomplishment of a merger or the assumption of control by a principal stockholder.

The Governing Documents of the Fund are on file with the SEC. For access to the full text of these provisions, see “Additional Information.”

CLOSED-END FUND STRUCTURE

The Fund is a non-diversified, closed-end management investment company (commonly referred to as a closed-end fund). Closed-end funds differ from open-end funds (which are generally referred to as mutual funds) in that closed-end funds generally list their shares for trading on a stock exchange and do not redeem their shares at the request of a stockholder. This means that if you wish to sell your shares of a closed-end fund you must trade them on the market like any other stock at the prevailing market price at that time. In a mutual fund, if the stockholder wishes to sell shares of the fund, the mutual fund will redeem or buy back the shares at “net asset value.” Also, mutual funds generally offer new shares on a continuous basis to new investors, and closed-end funds generally do not. The continuous inflows and outflows of assets in a mutual fund can make it difficult to manage the fund’s investments. By comparison, closed-end funds are generally able to stay more fully invested in securities that are consistent with their investment objectives, to have greater flexibility to make certain types of investments and to use certain investment strategies such as financial leverage and investments in illiquid securities.

Shares of closed-end funds often trade at a discount to their net asset value. Because of this possibility and the recognition that any such discount may not be in the interest of stockholders, the Fund’s Board might consider from time to time engaging in open-market repurchases, tender offers for shares or other programs intended to reduce a discount. We cannot guarantee or assure, however, that the Fund’s Board will decide to engage in any of these actions. Nor is there any guarantee or assurance that such actions, if undertaken, would result in the shares trading at a price equal or close to net asset value per share. The Board might also consider converting the Fund to an open-end mutual fund, which would also require a supermajority vote of the stockholders of the Fund and a separate vote of any outstanding shares of preferred stock, each voting as a separate class. We cannot assure you that the Fund’s shares of common stock will not trade at a discount.

REPURCHASE OF COMMON STOCK

The Fund is a non-diversified, closed-end management investment company and as such its stockholders do not, and will not, have the right to require the Fund to repurchase their shares. The Fund, however, may repurchase shares of its common stock from legally available funds from time to time as and when it deems such a repurchase advisable. The Board has authorized common stock repurchases to be made when shares of the Fund’s common stock are trading at a discount from net asset value of 10% or more (or such other percentage as the Board of the Fund may determine from time to time). Although the Board has authorized such repurchases, the Fund is not required to repurchase shares of its common stock, and the Fund will consider repurchases when shares of its common stock are trading at such a discount from net asset value. The Board has not established a limit on the number of shares that could be purchased during such period. Pursuant to the 1940 Act, the Fund may repurchase shares of its common stock on a securities exchange (provided that the Fund has informed its stockholders within the preceding six months of its intention to repurchase such shares) or pursuant to tenders and may also repurchase shares privately if the Fund meets certain conditions regarding, among other things, distribution of net income for the preceding fiscal year, status of the seller, price paid, brokerage commissions, prior notice to stockholders of an intention to purchase shares and purchasing in a manner and on a basis that does not discriminate unfairly against the other stockholders through their interests in the Fund.

Shares repurchased by the Fund will revert to the status of authorized but unissued shares and will be available for reissuance.

The Fund may issue preferred stock or incur debt to finance share repurchase transactions. While the Fund may incur debt to finance common stock repurchases, such debt financing would require further approval of the Board, and the Fund does not currently intend to incur debt to finance common stock repurchases. The Prospectus Supplement for an offering of preferred stock issued in whole or in part for the purpose of financing share repurchase transactions will provide, in addition to the terms of such offering, the maximum amount of preferred stock that may be incurred for such purpose. Any gain in the value of the investments of the Fund during the term of the borrowing that exceeds the interest paid on the amount borrowed would cause the net asset value of the Fund’s shares to increase more rapidly than in the absence of borrowing. Conversely, any decline in the value of the investments of the Fund would cause the net asset value of the Fund’s shares to decrease more rapidly than in the absence of borrowing. Borrowing money thus creates an opportunity for greater capital gains but at the same time increases exposure to capital risk. See “Risk Factors and Special Considerations—Leverage Risk.”

The Fund considers the potential impact on net asset value and the Fund’s expense ratio when repurchasing shares of its common stock. When the Fund repurchases shares of its common stock for a price below net asset value, the net asset value of the shares of common stock that remain outstanding will be enhanced, but this does not necessarily mean that the market price of the outstanding shares of common stock will be affected, either positively or negatively. Further, interest on borrowings to finance share repurchase transactions will reduce the net income of the Fund. The repurchase of common stock will reduce the total assets of the Fund available for investment and may increase the Fund’s expense ratio, as well as its portfolio turnover rate and transaction costs in the event that portfolio holdings are liquidated to financial share repurchases. Common stock repurchases also may affect the Fund’s ability to achieve its investment objective and could impact the Fund’s ability to qualify as a regulated investment company under the Code.

The Fund does not currently have an established tender offer program or established schedule for considering tender offers. No assurance can be given that the Board will decide to make any such tender offers in the future, or, if undertaken, that they will reduce any market discount.

RIGHTS OFFERINGS

The Fund may in the future, and at its discretion, choose to make offerings of subscription rights to (i) its common stockholders to purchase common stock and/or preferred stock or (ii) its preferred stockholders to purchase preferred stock. A future rights offering may be transferable or non-transferable. Any such future rights offering will be made in accordance with the 1940 Act. Under the laws of Maryland, the Board is authorized to approve rights offerings without obtaining stockholder approval. The staff of the SEC has interpreted the 1940 Act as not requiring stockholder approval of a transferable rights offering to purchase common stock at a price below the then current net asset value so long as certain conditions are met, including: (i) a good faith determination by a fund’s Board that such offering would result in a net benefit to existing stockholders; (ii) the offering fully protects stockholders’ preemptive rights and does not discriminate among stockholders (except for the possible effect of not offering fractional rights); (iii) management uses its best efforts to ensure an adequate trading market in the rights for use by stockholders who do not exercise such rights; and (iv) the ratio of a transferable rights offering does not exceed one new share for each three rights held.

NET ASSET VALUE

The net asset value of the Fund’s shares is computed based on the market value of the securities it holds and determined daily as of the close of the regular trading day on the NYSE. For purposes of determining the Fund’s net asset value per share, portfolio securities listed or traded on a nationally recognized securities exchange or traded in the U.S. OTC market for which market quotations are readily available are valued at the last quoted sale price or a market’s official closing price as of the close of business on the day the securities are being valued. If there were no sales that day, the security is valued at the average of the closing bid and asked prices or, if there were no asked prices quoted on that day, then the security is valued at the closing bid price on that day. If no bid or asked prices are quoted on such day, the security is valued at the most recently available price or, if the Board so determines, by such other method as the Board shall determine in good faith to reflect its fair market value. Portfolio securities traded on more than one national securities exchange or market are valued according to the broadest and most representative market, as determined by the Investment Adviser.

Portfolio securities primarily traded on a foreign market are generally valued at the preceding closing values of such securities on the relevant market, but may be fair valued pursuant to procedures established by the Board if market conditions change significantly after the close of the foreign market but prior to the close of business on the day the securities are being valued. Debt instruments with remaining maturities of 60 days or less that are not credit impaired are valued at amortized cost, unless the Board determines such amount does not reflect the securities’ fair value, in which case these securities will be fair valued as determined by the Board. Debt instruments having a maturity greater than 60 days for which market quotations are readily available are valued at the average of the latest bid and asked prices. If there were no asked prices quoted on such day, the security is valued using the closing bid price. Futures contracts are valued at the closing settlement price of the exchange or board of trade on which the applicable contract is traded.

Securities and assets for which market quotations are not readily available are fair valued as determined by the Board. Fair valuation methodologies and procedures may include, but are not limited to: analysis and review of available financial and non-financial information about the company; comparisons to the valuation and changes in valuation of similar securities, including a comparison of foreign securities to the equivalent U.S. dollar value ADR securities at the close of the U.S. exchange; and evaluation of any other information that could be indicative of the value of the security.

The Fund obtains valuations on the basis of prices provided by one or more pricing services approved by the Board. All other investment assets, including restricted and not readily marketable securities, are valued in good faith at fair value under procedures established by and under the general supervision and responsibility of the Fund’s Board.

In addition, whenever developments in one or more securities markets after the close of the principal markets for one or more portfolio securities and before the time as of which the Fund determines its net asset value would, if such developments had been reflected in such principal markets, likely have more than a minimal effect on the Fund’s net asset value per share, the Fund may fair value such portfolio securities based on available market information as of the time the Fund determines its net asset value.

NYSE Closings.  The holidays (as observed) on which the NYSE is closed, and therefore days upon which stockholders cannot purchase or sell shares, currently are: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day, and on the preceding Friday or subsequent Monday when a holiday falls on a Saturday or Sunday, respectively.

LIMITATION ON DIRECTORS’ AND OFFICERS’ LIABILITY

The Governing Documents provide that the Fund will indemnify its Directors and officers and may indemnify its employees or agents against liabilities and expenses incurred in connection with litigation in which they may be involved because of their positions with the Fund, to the fullest extent permitted by law. However, nothing in the Governing Documents protects or indemnifies a Director, officer, employee or agent of the Fund against any liability to which such person would otherwise be subject in the event of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her position.

TAXATION

The following discussion is a brief summary of certain federal income tax considerations affecting the Fund and the purchase, ownership and disposition of the Fund’s shares. A more complete discussion of the tax rules applicable to the Fund and its stockholders can be found in the SAI that is incorporated by reference into this Prospectus. This discussion assumes you are a U.S. person (as defined for U.S. federal income tax purposes) and that you hold your shares as capital assets. This discussion is based upon current provisions of the Code, the regulations promulgated thereunder and judicial and administrative authorities, all of which are subject to change or differing interpretations by the courts or the Internal Revenue Service (the “IRS”), possibly with retroactive effect. No ruling has been or will be sought from the IRS regarding any matter discussed herein. Counsel to the Fund has not rendered and will not render any legal opinion regarding any tax consequences relating to the Fund or an investment in the Fund. No attempt is made to present a detailed explanation of all federal tax concerns affecting the Fund and its stockholders (including stockholders owning large positions in the Fund).

The discussion set forth herein does not constitute tax advice and potential investors are urged to consult their own tax advisers to determine the tax consequences to them of investing in the Fund.

Taxation of the Fund

The Fund has elected to be treated and has qualified, and intends to continue to qualify, as a regulated investment company under Subchapter M of the Code. Accordingly, the Fund must, among other things, meet the following requirements regarding the source of its income and the diversification of its assets:

(i)

The Fund must derive in each taxable year at least 90% of its gross income from the following sources, which are referred to herein as “Qualifying Income”: (a) dividends, interest (including tax-exempt interest), payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, and other income (including but not limited to gain from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or foreign currencies; and (b) interests in publicly traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in (a) above (each a “Qualified Publicly Traded Partnership”).

(ii)

The Fund must diversify its holdings so that, at the end of each quarter of each taxable year (a) at least 50% of the market value of the Fund’s total assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund’s total assets and not more than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the market value of the Fund’s total assets is invested in the securities (other than U.S. government securities and the securities of other regulated investment companies) of (I) any one issuer, (II) any two or more issuers in which the Fund owns 20% or more of the voting stock and that are determined to be engaged in the same business or similar or related trades or businesses or (III) any one or more Qualified Publicly Traded Partnerships.

As a regulated investment company, the Fund generally will not be subject to U.S. federal income tax on income and gains that the Fund distributes to its stockholders, provided that it distributes each taxable year at least the sum of (i) 90% of the Fund’s investment company taxable income (which includes, among other items, dividends, interest and the excess of any net short term capital gain over net long term capital loss and other taxable income, other than any net long term capital gain, reduced by deductible expenses) determined without regard to the deduction for dividends paid and (ii) 90% of the Fund’s net tax-exempt interest (the excess of its gross tax-exempt interest over certain disallowed deductions). The Fund intends to distribute substantially all of such income at least annually. The Fund will be subject to income tax at regular corporate rates on any taxable income or gains that it does not distribute to its stockholders.

The Code imposes a 4% nondeductible excise tax on the Fund to the extent the Fund does not distribute by the end of any calendar year an amount at least equal to the sum of (i) 98% of its ordinary income (not taking into account any capital gain or loss, and taking into account certain deferrals and elections) for the calendar year and (ii) 98.2% of its capital gain in excess of its capital loss (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year (unless an election is made to use the Fund’s fiscal year). In addition, the minimum amounts that must be distributed in any year to avoid the excise tax will be increased or decreased to reflect any under-distribution or over-distribution, as the case may be, from the previous year. While the Fund intends to distribute any income and capital gain in the manner necessary to minimize imposition of the 4% excise tax, there can be no assurance that sufficient amounts of the Fund’s taxable income and capital gain will be distributed to entirely avoid the imposition of the excise tax. In that event, the Fund will be liable for the excise tax only on the amount by which it does not meet the foregoing distribution requirement.

If for any taxable year the Fund does not qualify as a regulated investment company, all of its taxable income (including its net capital gain) will be subject to tax at regular corporate rates without any deduction for distributions to stockholders.

Taxation of Stockholders

Distributions paid to you by the Fund from its net realized long term capital gains, if any, that the Fund reports as capital gains dividends (“capital gain dividends”) are taxable as long term capital gains, regardless of how long you have held your shares. All other dividends paid to you by the Fund (including dividends from short term capital gains) from its current or accumulated earnings and profits (“ordinary income dividends”) are generally subject to tax as ordinary income.

Special rules apply, however, to ordinary income dividends paid to individuals. If you are an individual, any such ordinary income dividend that you receive from the Fund generally will be eligible for taxation at the Federal rates applicable to long term capital gains (generally subject to federal income tax rates for an individual of either 15% or 20% depending on whether an individual’s income exceeds certain threshold amounts) to the extent that (i) the ordinary income dividend is attributable to “qualified dividend income” (i.e., generally dividends paid by U.S. corporations and certain foreign corporations) received by the Fund, (ii) the Fund satisfies certain holding period and other requirements with respect to the stock on which such qualified dividend income was paid and (iii) you satisfy certain holding period and other requirements with respect to your shares. There can be no assurance as to what portion of the Fund’s ordinary income dividends will constitute qualified dividend income.

A 3.8% Medicare contribution surcharge is imposed on net investment income, including interest, dividends, and capital gain, of U.S. individuals with income exceeding $200,000 (or $250,000 if married filing jointly), and of estates and trusts.

Any distributions you receive that are in excess of the Fund’s current or accumulated earnings and profits will be treated as a tax free return of capital to the extent of your adjusted tax basis in your shares, and thereafter as capital gain from the sale of shares. The amount of any Fund distribution that is treated as a tax free return of capital will reduce your adjusted tax basis in your shares, thereby increasing your potential gain or reducing your potential loss on any subsequent sale or other disposition of your shares.

Dividends and other taxable distributions are taxable to you even if they are reinvested in additional shares of common stock of the Fund. Dividends and other distributions paid by the Fund are generally treated under the Code as received by you at the time the dividend or distribution is made. If, however, the Fund pays you a dividend in January that was declared in the previous October, November or December and you were the stockholder of record on a specified date in one of such months, then such dividend will be treated for tax purposes as being paid by the Fund and received by you on December 31 of the year in which the dividend was declared.

The Fund will send you information after the end of each year setting forth the amount and tax status of any distributions paid to you by the Fund.

The sale or other disposition of shares of the Fund will generally result in capital gain or loss to you, and will be long term capital gain or loss if you have held such shares for more than one year at the time of sale. Any loss upon the sale or exchange of shares held for six months or less will be treated as long term capital loss to the extent of any capital gain dividends received (including amounts credited as an undistributed capital gain dividend) by you with respect to such shares. Any loss you realize on a sale or exchange of shares will be disallowed if you acquire other shares (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after your sale or exchange of the shares. In such case, your tax basis in the shares acquired will be adjusted to reflect the disallowed loss.

The Fund may be required to withhold, for U.S. federal backup withholding tax purposes, 28% of the dividends, distributions and redemption proceeds payable to stockholders who fail to provide the Fund (or its agent) with their correct taxpayer identification number (in the case of individuals, generally, their social security number) or to make required certifications, or who have been notified by the IRS that they are subject to backup withholding. Certain stockholders are exempt from backup withholding. Backup withholding is not an additional tax and any amount withheld may be refunded or credited against your U.S. federal income tax liability, if any, provided that you furnish the required information to the IRS.

Taxation of Holders of Subscription Rights for Preferred Stockholders

As more fully described below, upon receipt of a subscription right, a preferred stockholder generally will be treated as receiving a taxable distribution in an amount equal to the fair market value of the subscription right the preferred stockholder receives.

To the extent that the distribution is made out of the Fund’s earnings and profits, the subscription right will be a taxable dividend to the preferred stockholder. If the amount of the distribution received by the preferred stockholder exceeds such stockholder’s proportionate share of the Fund’s earnings and profits, the excess will reduce the preferred stockholder’s tax basis in the shares with respect to which the subscription right was issued (the old shares). To the extent that the excess is greater than the preferred stockholder’s tax basis in the old shares, such excess will be treated as gain from the sale of the old shares. If the preferred stockholder held the old shares for more than one year, such gain will be treated as long term capital gain.

A preferred stockholder’s tax basis in the subscription rights received will equal the fair market value of the subscription rights on the date of the distribution.

A preferred stockholder who allows the subscription rights received to expire generally will recognize a short term capital loss. Capital losses are deductible only to the extent of capital gains (subject to an exception for individuals under which $3,000 of capital losses may be offset against ordinary income).

A preferred stockholder who sells the subscription rights will recognize a gain or loss equal to the difference between the amount realized on the sale and the preferred stockholder’s tax basis in the subscription rights as described above.

A preferred stockholder will not recognize any gain or loss upon the exercise of the subscription rights received in the rights offering. The tax basis of the shares acquired through exercise of the subscription rights (the new shares) will equal the sum of the subscription price for the new shares and the preferred stockholder’s tax basis in the subscription rights as described above. The holding period for the new shares acquired through exercise of the subscription rights will begin on the day following the date on which the subscription rights are exercised.

Taxation of Subscription Rights for Common Stockholders

The value of a subscription right will not be includible in the income of a common stockholder at the time the subscription right is issued.

The basis of a subscription right issued to a common stockholder will be zero, and the basis of the share with respect to which the subscription right was issued (the old share) will remain unchanged, unless either (a) the fair market value of the subscription right on the date of distribution is at least 15% of the fair market value of the old share, or (b) such stockholder affirmatively elects (in the manner set out in Treasury regulations under the Code) to allocate to the subscription right a portion of the basis of the old share. If either (a) or (b) applies, such stockholder must allocate basis between the old share and the subscription right in proportion to their fair market values on the date of distribution.

The basis of a subscription right purchased in the market will generally be its purchase price.

The holding period of a subscription right issued to a common stockholder will include the holding period of the old share. No gain or loss will be recognized by a common stockholder upon the exercise of a subscription right.

No loss will be recognized by a common stockholder if a subscription right distributed to such common stockholder expires unexercised because the basis of the old share may be allocated to a subscription right only if the subscription right is exercised. If a subscription right that has been purchased in the market expires unexercised, there will be a recognized loss equal to the basis of the subscription right.

Any gain or loss on the sale of a subscription right will be a capital gain or loss if the subscription right is held as a capital asset (which in the case of subscription rights issued to common stockholders will depend on whether the old share of common stock is held as a capital asset), and will be a long-term capital gain or loss if the holding period is deemed to exceed one year.

Conclusion

The foregoing is a general and abbreviated summary of the provisions of the Code and the Treasury regulations in effect as they directly govern the taxation of the Fund and its stockholders. These provisions are subject to change by legislative or administrative action, and any such change may be retroactive.

CUSTODIAN, TRANSFER AGENT AND DIVIDEND DISBURSING AGENT

BNY Mellon, located at 135 Santilli Highway, Everett, Massachusetts 02149, serves as the Custodian of the Fund’s assets pursuant to a custody agreement. Under the custody agreement, the Custodian holds the Fund’s assets in compliance with the 1940 Act. For its services, the Custodian receives a monthly fee paid by the Fund based upon, among other things, the average weekly value of the total assets of the Fund, plus certain charges for securities transactions and out-of-pocket expenses.

Rules adopted under the 1940 Act permit the Fund to maintain its foreign securities in the custody of certain eligible foreign banks and securities depositories. Pursuant to those rules, any foreign securities in the portfolio of the Fund may be held by sub-custodians approved by the Board in accordance with the regulations of the SEC. Selection of any such sub-custodians will be made by the Board following a consideration of a number of factors, including but not limited to the reliability and financial stability of the institution, the ability of the institution to perform capably custodial services for the Fund, the reputation of the institution in its national market, the political and economic stability of the country or countries in which the sub-custodians are located, and risks of potential nationalization or expropriation of assets of the Fund.

Computershare, located at 250 Royall Street, Canton, Massachusetts 02021, serves as the Fund’s dividend disbursing agent, as agent under the Fund’s Plan and as transfer agent and registrar with respect to the common stock of the Fund.

Computershare also serves as the Fund’s transfer agent, registrar, dividend disbursing agent and redemption agent with respect to the Series D Preferred, Series G Preferred, Series H Preferred and Series J Preferred.

BNY Mellon, located at One Wall Street, New York, New York 10286, serves as the auction agent, transfer agent, registrar, dividend disbursing agent and redemption agent with respect to the Series C Auction Rate Preferred and Series E Auction Rate Preferred.

PLAN OF DISTRIBUTION

We may sell securities through underwriters or dealers, directly to one or more purchasers, including existing holders of our common stock or preferred stock in a rights offering, through agents, to or through underwriters or dealers, or through a combination of any such methods of sale. The applicable Prospectus Supplement will identify any underwriter or agent involved in the offer and sale of our securities, any sales loads, discounts, commissions, fees or other compensation paid to any underwriter, dealer or agent, the offering price, net proceeds and use of proceeds and the terms of any sale. In the case of a rights offering to existing holders of our common stock or preferred stock, the applicable prospectus supplement will set forth the number of rights required to purchase a single share of common stock or a single share of preferred stock and the other terms of such rights offering.

The distribution of our shares may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, or at negotiated prices, provided, however, that the offering price per share in the case of common stock, must equal or exceed the net asset value per share, exclusive of any underwriting commissions or discounts, of our common stock.

We may sell our shares directly to, and solicit offers from, institutional investors or others who may be deemed to be underwriters as defined in the Securities Act of 1933, as amended (the “Securities Act”), for any resales of the securities. In this case, no underwriters or agents would be involved. We may use electronic media, including the Internet, to sell offered securities directly.

In connection with the sale of our shares, underwriters or agents may receive compensation from us in the form of discounts, concessions or commissions. Underwriters may sell our shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of our shares may be deemed to be underwriters under the Securities Act, and any discounts and commissions they receive from us and any profit realized by them on the resale of our shares may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified and any such compensation received from us will be described in the applicable Prospectus Supplement. The maximum commission or discount to be received by any FINRA member or independent broker-dealer will not exceed eight percent. We will not pay any compensation to any underwriter or agent in the form of warrants, options, consulting or structuring fees or similar arrangements.

If a Prospectus Supplement so indicates, we may grant the underwriters an option to purchase additional shares at the public offering price, less the underwriting discounts and commissions, within 45 days from the date of the Prospectus Supplement, to cover any overallotments.

Under agreements into which we may enter, underwriters, dealers and agents who participate in the distribution of our shares may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with us, or perform services for us, in the ordinary course of business.

If so indicated in the applicable Prospectus Supplement, we will ourselves, or will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase our shares from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contacts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligation of any purchaser under any such contract will be subject to the condition that the purchase of the shares shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

To the extent permitted under the 1940 Act and the rules and regulations promulgated thereunder, the underwriters may from time to time act as brokers or dealers and receive fees in connection with the execution of our portfolio transactions after the underwriters have ceased to be underwriters and, subject to certain restrictions, each may act as a broker while it is an underwriter.

A Prospectus and accompanying Prospectus Supplement in electronic form may be made available on the websites maintained by underwriters. The underwriters may agree to allocate a number of securities for sale to their online brokerage account holders. Such allocations of securities for Internet distributions will be made on the same basis as other allocations. In addition, securities may be sold by the underwriters to securities dealers who resell securities to online brokerage account holders.

In order to comply with the securities laws of certain states, if applicable, our shares offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers.

LEGAL MATTERS

Certain legal matters will be passed on by Willkie Farr & Gallagher LLP, 1875 K Street, N.W., Washington, DC 20006-1238, counsel to the Fund, in connection with the offering of the Fund’s securities. Counsel for the Fund will rely, as to certain matters of Maryland law, on Venable LLP, 750 E. Pratt Street, Baltimore, Maryland 21202.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP serves as the independent registered public accounting firm of the Fund and audits the financial statements of the Fund. PricewaterhouseCoopers LLP is located at 300 Madison Avenue, New York, New York 10017.

ADDITIONAL INFORMATION

The Fund is subject to the informational requirements of the 1934 Act and the 1940 Act, and in accordance therewith files reports and other information with the SEC. Reports, proxy statements and other information filed by the Fund with the SEC pursuant to the informational requirements of such Acts can be inspected and copied at the public reference facilities maintained by the SEC, 100 F Street, N.E., Washington, D.C. 20549. The SEC maintains a web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including the Fund, that file electronically with the SEC.

The Fund’s common stock, Series D Preferred, Series G Preferred, Series H Preferred and Series J Preferred are listed on the NYSE. Reports, proxy statements and other information concerning the Fund and filed with the SEC by the Fund will be available for inspection at the NYSE, 11 Wall Street, New York, New York, 10005.

This Prospectus constitutes part of a Registration Statement filed by the Fund with the SEC under the Securities Act and the 1940 Act. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Fund and the securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference. The complete Registration Statement may be obtained from the SEC upon payment of the fee prescribed by its rules and regulations or free of charge through the SEC’s web site (http://www.sec.gov).

PRIVACY PRINCIPLES OF THE FUND

The Fund is committed to maintaining the privacy of its stockholders and to safeguarding their non-public personal information. The following information is provided to help you understand what personal information the Fund collects, how the Fund protects that information and why, in certain cases, the Fund may share information with select other parties.

Generally, the Fund does not receive any non-public personal information relating to its stockholders, although certain non-public personal information of its stockholders may become available to the Fund. The Fund does not disclose any non-public personal information about its stockholders or former stockholders to anyone, except as permitted by law or as is necessary in order to service stockholder accounts (for example, to a transfer agent or third party administrator).

The Fund restricts access to non-public personal information about its stockholders to employees of the Fund, the Investment Adviser, and its affiliates with a legitimate business need for the information. The Fund maintains physical, electronic and procedural safeguards designed to protect the non-public personal information of its stockholders.

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

An SAI dated as of November 19, 2019, has been filed with the SEC and is incorporated by reference in this Prospectus. An SAI may be obtained without charge by writing to the Fund at its address at One Corporate Center, Rye, New York 10580-1422 or by calling the Fund toll-free at (800) GABELLI (422-3554). The Table of Contents of the SAI is as follows:

No dealer, salesperson or other person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus in connection with the offer contained herein, and, if given or made, such other information or representations must not be relied upon as having been authorized by the Fund, the Investment Adviser or the underwriters. Neither the delivery of this Prospectus nor any sale made hereunder will, under any circumstances, create any implication that there has been no change in the affairs of the Fund since the date hereof or that the information contained herein is correct as of any time subsequent to its date. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy such securities in any circumstance in which such an offer or solicitation is unlawful.

$500,000,000

THE GABELLI EQUITY TRUST INC.

Common Stock

Preferred Stock

Subscription Rights to Purchase Common Stock

Subscription Rights to Purchase Preferred Stock

Subscription Rights to Purchase Common Stock and Preferred Stock

PROSPECTUS

November 19, 2019

The information in this Prospectus Supplement is not complete and may be changed. The Fund may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus Supplement is not an offer to sell these securities and is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [●], 2019

Filed Pursuant to Rule 497(c)

Registration Statement No. 333-220232

THE GABELLI EQUITY TRUST INC.

PROSPECTUS SUPPLEMENT

(To Prospectus dated [●], 2019)

The Gabelli Equity Trust Inc.

Common Stock

We are offering for sale [●] shares of our common stock. Our common stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “GAB.” On [●], the last reported net asset value per share of our common stock was $[●] and the last reported sales price per share of our common stock was $[●]. Our 5.875% Series D Cumulative Preferred Stock (“Series D Preferred”), our Series G Cumulative Preferred Stock (“Series G Preferred”), our 5.00% Series H Cumulative Preferred Stock (“Series H Preferred”) and our 5.45% Series J Cumulative Preferred Stock (“Series J Preferred”) are listed on the NYSE under the symbol “GAB PrD,” “GAB PrG,” “GAB PrH” and “GAB PrJ,” respectively. Our Series C Auction Rate Cumulative Preferred Stock (“Series C Auction Rate Preferred Stock”) and Series E Auction Rate Preferred Stock (“Series E Auction Rate Preferred Stock”) are not traded on a stock exchange.

The Fund is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund’s primary investment objective is to achieve long term growth of capital by investing primarily in a portfolio of equity securities consisting of common stock, preferred stock, convertible or exchangeable securities, and warrants and rights to purchase such securities. Income is a secondary investment objective. Under normal market conditions, the Fund will invest at least 80% of the value of its total assets in equity securities. The Fund’s investment adviser is Gabelli Funds, LLC (the “Investment Adviser”).

[Sales of our common stock, if any, under this Prospectus Supplement and the accompanying Prospectus may be made in negotiated transactions or transactions that are deemed to be “at the market” as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), including sales made directly on the NYSE or sales made to or through a market maker other than on an exchange.]

An investment in the Fund is not appropriate for all investors. We cannot assure you that the Fund’s investment objectives will be achieved. You should read this Prospectus Supplement and the accompanying Prospectus before deciding whether to invest in our common stock and retain it for future reference. The Prospectus Supplement and the accompanying Prospectus contain important information about us. Material that has been incorporated by reference and other information about us can be obtained from us by calling 800-GABELLI (422-3554) or from the Securities and Exchange Commission’s (“SEC”) website (http://www.sec.gov).

Investing in common stock involves certain risks that are described in the “Risk Factors and Special Considerations” section beginning on page 33 of the accompanying Prospectus.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Per Share	Total
Public offering price	$ [●]	$ [●]
Underwriting discounts and commissions	$ [●]	$ [●]
Proceeds, before expenses, to the Fund (1)	$ [●]	$ [●]
(1)	The aggregate expenses of the offering (excluding underwriting discounts and commissions) are estimated to be $ [●], which represents approximately $ [●] per share.

The underwriters may also purchase up to [●] shares of additional common stock from us at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any, within 30 days after the date of this Prospectus Supplement. If the overallotment option is exercised in full, the total proceeds, before expenses, to the Fund would be $[●] and the total underwriting discounts and commissions would be $[●]. The underwriters are expected to deliver the common stock will be ready for delivery in book-entry form with The Depository Trust Company on or about [●],[●].

The date of this Prospectus Supplement is [●], 2019.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Neither the Fund nor the underwriters have authorized anyone to provide you with different information. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this Prospectus Supplement and the accompanying Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Prospectus, respectively. Our business, financial condition, results of operations and prospects may have changed since those dates. In this Prospectus Supplement and in the accompanying Prospectus, unless otherwise indicated, “Fund,” “us,” “our” and “we” refer to The Gabelli Equity Trust Inc., a Maryland corporation. This Prospectus Supplement also includes trademarks owned by other persons.

Prospectus Supplement

Prospectus

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the accompanying Prospectus and the Statement of Additional Information (the (“SAI”) contain “forward-looking statements.” Forward-looking statements can be identified by the words “may,” “will,” “intend,” “expect,” “estimate,” “continue,” “plan,” “anticipate,” and similar terms and the negative of such terms. Such forward-looking statements may be contained in this Prospectus Supplement as well as in the accompanying Prospectus and in the SAI. By their nature, all forward-looking statements involve risks and uncertainties, and actual results could differ materially from those contemplated by the forward-looking statements. Several factors that could materially affect our actual results are the performance of the portfolio of securities we hold, the price at which our shares will trade in the public markets and other factors discussed in our periodic filings with the SEC.

Although we believe that the expectations expressed in our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and are subject to inherent risks and uncertainties, such as those disclosed in the “Risk Factors and Special Considerations” section of the accompanying prospectus. All forward-looking statements contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus, or in the SAI, are made as of the date of this Prospectus Supplement or the accompanying Prospectus, or SAI, as the case may be. Except for our ongoing obligations under the federal securities laws, we do not intend, and we undertake no obligation, to update any forward-looking statement. The forward-looking statements contained in this Prospectus Supplement, the accompanying Prospectus and the SAI are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933, as amended (the “Securities Act”).

Currently known risk factors that could cause actual results to differ materially from our expectations include, but are not limited to, the factors described in the “Risk Factors and Special Considerations” section of the accompanying Prospectus. We urge you to review carefully those sections for a more detailed discussion of the risks of an investment in our common stock.

TABLE OF FEES AND EXPENSES

The following tables are intended to assist you in understanding the various costs and expenses directly or indirectly associated with investing in our common stock as a percentage of net assets attributable to common stock. Amounts are for the current fiscal year after giving effect to anticipated net proceeds of the offering, assuming that we incur the estimated offering expenses, including preferred stock offering expenses.

Shareholder Transaction Expenses

Sales Load (as a percentage of offering price)	[●]%
Offering Expenses (as a percentage of offering price)	[●]%
Dividend Reinvestment Plan Fees	None	(1)
Voluntary Cash Purchase Plan Purchase Transaction Fee	$0.75	(1)
Voluntary Cash Purchase Plan Sale Transaction Fee	$2.50	(1)

Percentage of Net Assets Attributable to Common Stock
Annual Expenses
Management Fees	[●]	%(2)
Interest on Borrowed Funds	[●]
Other Expenses	[●]	%(3)

Total Annual Expenses	[●]	%
Dividends on Preferred Stock	[●]	%(4)

Total Annual Expenses and Dividends on Preferred Stock	[●]%

(1)

There are no fees charged to stockholders for participating in the Fund’s Automatic Dividend Reinvestment and Voluntary Cash Purchase Plan. However, stockholders participating in the Plan that elect to make additional cash purchases under the Plan would pay $0.75 per transaction plus a per share fee (which includes any applicable brokerage commissions) to purchase shares and $2.50 per transaction plus a per share fee (which includes any applicable brokerage commissions) to sell shares.

(2)

The Investment Adviser’s fee is 1.00% annually of the Fund’s average weekly net assets. The Fund’s average weekly net assets will be deemed to be the average weekly value of the Fund’s total assets minus the sum of the Fund’s liabilities (such liabilities exclude (i) the aggregate liquidation preference of outstanding shares of preferred stock and accumulated dividends, if any, on those shares and (ii) the liabilities for any money borrowed). Consequently, because the Fund has shares of preferred stock outstanding, the investment management fees and other expenses as a percentage of net assets attributable to common stock are higher than if the Fund did not utilize a leveraged capital structure.

(3)	“Other Expenses” are based on estimated amounts for the current year assuming completion of the proposed issuances.
(4)

Dividends on Preferred Stock represent distributions on the existing preferred stock outstanding. There can, of course, be no guarantee that any preferred stock would be issued or, if issued, the terms thereof.

The purpose of the table above and the example below is to help you understand all fees and expenses that you, as a holder of common stock, would bear directly or indirectly.

Example

The following example illustrates the expenses (including the maximum estimated sales load of $[●] and estimated offering expenses of $[●] from the issuance of $[●] million in common stock) you would pay on a $1,000 investment in common stock, assuming a 5% annual portfolio total return.* The actual amounts in connection with any offering will be set forth in the Prospectus Supplement if applicable.

	1 Year	3 Years	5 Years	10 Years
Total Expenses Incurred	$[●]	$[●]	$[●]	$[●]

*

The example should not be considered a representation of future expenses. The example assumes that the amounts set forth in the Annual Expenses table are accurate and that all distributions are reinvested at net asset value. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

USE OF PROCEEDS

We estimate the total net proceeds of the offering to be $[●] ($[●] if the over-allotment option is exercised in full), based on the public offering price of $[●] per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The Investment Adviser expects that it will initially invest the proceeds of the offering in high-quality short term debt securities and instruments. The Investment Adviser anticipates that the investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to be substantially completed within three months; however, changes in market conditions could result in the Fund’s anticipated investment period extending to as long as six months. This could occur because the Investment Adviser follows a value-oriented investment strategy; therefore, market conditions could result in the Investment Adviser delaying the investment of proceeds if it believes the margin of risk in making additional investments is not favorable in light of its value-oriented investment strategy. See “Investment Objectives and Policies—Investment Methodology of the Fund” in the accompanying Prospectus.

CAPITALIZATION

[To be provided.]

FINANCIAL HIGHLIGHTS

[To be provided.]

PRICE RANGE OF COMMON STOCK

The following table sets forth for the quarters indicated, the high and low sale prices on the New York Stock Exchange per share of our common stock and the net asset value and the premium or discount from net asset value per share at which the shares of common stock were trading, expressed as a percentage of net asset value, at each of the high and low sale prices provided.

[To be provided.]

The last reported price for our common stock on [●], 2019 was $[●] per share. As of [●], 2019, the net asset value per share of the Fund’s common stock was $[●]. Accordingly, our common stock traded at a [premium to] [discount from] net asset value of [●]% on [●], 2019.

The Fund’s shares of common stock have traded in the market at both premiums to and discounts from net asset value. Over the Fund’s thirty-three year history, the range fluctuated from a 38% premium in June 2002 to a 27% discount in December 1987. Beginning in early 2001, the market price of the Fund exceeded the net asset value and this premium continued through August 2005. The previous extended period over which the premium existed occurred during the twenty month period from August 1993 to March 1995. As of [●], 2019, the market price of the Fund closed at an approximate [●]% premium to its net asset value.

UNDERWRITING

[To be provided.]

LEGAL MATTERS

Certain legal matters will be passed on by Willkie Farr & Gallagher LLP, Washington, D.C., counsel to the Fund in connection with the offering of the common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by [●]. Willkie Farr & Gallagher LLP and [●] may rely as to certain matters of Maryland law on the opinion of Venable LLP.

FINANCIAL STATEMENTS

[The Fund’s unaudited financial statements as of and for the six months ended June 30, 201[●] should be read in conjunction with the audited financial statements of the Fund and the Notes thereto included in the Annual Report to the Fund’s shareholders for the fiscal year ended December 31, 201[●].] The audited annual financial statements of the Fund for the fiscal year ended December 31, 201[●] [and the unaudited semiannual financial statements of the Fund for the six months ended June 30, 201[●]] are incorporated by reference into this Prospectus Supplement, the accompanying Prospectus and the SAI. Portions of the Fund’s annual report [and semiannual report] other than the financial statements and related footnotes thereto are not incorporated into, and do not form a part of, this Prospectus Supplement, the accompanying Prospectus or the SAI.

THE GABELLI EQUITY TRUST INC.

Common Stock

PROSPECTUS SUPPLEMENT

[●], 2019

The information in this Prospectus Supplement is not complete and may be changed. The Fund may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus Supplement is not an offer to sell these securities and is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [●], 2019

Filed Pursuant to Rule 497(c)

Registration Statement No. 333-220232

THE GABELLI EQUITY TRUST INC.

PROSPECTUS SUPPLEMENT

(To Prospectus dated [●], 2019)

$[●]

Shares

Series [●] Preferred Stock

(Liquidation Preference $[●] per share)

The Gabelli Equity Trust Inc. (the “Fund,” “we,” “us” or “our”) is offering [●] shares of [●]% Series [●] Preferred Stock (the “Series [●] Preferred Shares”). The Series [●] Preferred Shares will constitute a separate series of the Fund’s shares of preferred stock. Investors in Series [●] Preferred Shares will be entitled to receive cumulative cash dividends at a rate of [●]% per annum. Dividends and distributions on Series [●] Preferred Shares will be payable [●].

The Series [●] Preferred Shares are redeemable at our option on or after [●], and are subject to mandatory redemption by us in certain circumstances. See “Special Characteristics and Risks of the Series [●] Preferred Shares—Redemption.”

The Fund is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund’s primary investment objective is to achieve long term growth of capital by investing primarily in a portfolio of equity securities consisting of common stock, preferred stock, convertible or exchangeable securities, and warrants and rights to purchase such securities. Income is a secondary investment objective. Under normal market conditions, the Fund will invest at least 80% of the value of its total assets in equity securities. The Fund’s investment adviser is Gabelli Funds, LLC (the “Investment Adviser”).

The Fund’s common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “GAB.” Currently, the Fund’s 5.875% Series D Cumulative Preferred Stock (“Series D Preferred”), Series G Cumulative Preferred Stock (“Series G Preferred”), 5.00% Series H Cumulative Preferred Stock (“Series H Preferred”) and 5.45% Series J Cumulative Preferred Stock (“Series J Preferred”) are listed on the NYSE under the symbol “GAB PrD,” “GAB PrG,” “GAB PrH,” and “GAB PrJ,” respectively. Any future series of shares of fixed rate preferred stock would also likely be listed on a stock exchange. On [●], 2019, the last reported NYSE sale price of shares of our common stock was $[●] per share. The net asset value of shares of the Fund’s common stock at the close of business on [●], 2019 was $[●] per share.

[Application [has been] [will be] made to list the Series [●] Preferred Shares on the [●]. If the application is approved, the Series [●] Preferred Shares are expected to commence trading on the [●] within [●] days of the date of issuance.]

[Sales of our preferred stock, if any, under this Prospectus Supplement and the accompanying Prospectus may be made in negotiated transactions or transactions that are deemed to be “at the market” as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), including sales made directly on the NYSE or sales made to or through a market maker other than on an exchange.]

An investment in the Fund is not appropriate for all investors. We cannot assure you that the Fund’s investment objectives will be achieved. You should read this Prospectus Supplement and the accompanying Prospectus before deciding whether to invest in Series [●] Preferred Shares and retain it for future reference. The Prospectus Supplement and the accompanying Prospectus contain important information about us. Material that has been incorporated by reference and other information about us can be obtained from us by calling 800-GABELLI (422-3554) or from the Securities and Exchange Commission’s (“SEC”) website (http://www.sec.gov).

Investing in Series [●] Preferred Shares involves certain risks that are described in the “Special Characteristics and Risks of the Series [●] Preferred Shares” section of this Prospectus Supplement and the “Risk Factors and Special Considerations” section beginning on page 33 of the accompanying Prospectus.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Per Share	Total
Public offering price	$[●]	$[●]
Underwriting discounts and commissions	$[●]	$[●]
Proceeds, before expenses, to the Fund (1)	$[●]	$[●]

(1)	The aggregate expenses of the offering (excluding underwriting discounts and commissions) are estimated to be $[●].

The underwriters are expected to deliver the Series [●] Preferred Shares in book-entry form through The Depository Trust Company on or about [●].

The date of this Prospectus Supplement is [●], 2019.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Neither the Fund nor the underwriters have authorized anyone to provide you with different information. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this Prospectus Supplement and the accompanying Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Prospectus, respectively. Our business, financial condition, results of operations and prospects may have changed since those dates. In this Prospectus Supplement and in the accompanying Prospectus, unless otherwise indicated, “Fund,” “us,” “our” and “we” refer to The Gabelli Equity Trust Inc., a Maryland corporation. This Prospectus Supplement also includes trademarks owned by other persons.

Prospectus Supplement

Prospectus

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the accompanying Prospectus and the Statement of Additional Information (the “SAI”) contain “forward-looking statements.” Forward-looking statements can be identified by the words “may,” “will,” “intend,” “expect,” “estimate,” “continue,” “plan,” “anticipate,” and similar terms and the negative of such terms. Such forward-looking statements may be contained in this Prospectus Supplement as well as in the accompanying Prospectus and in the SAI. By their nature, all forward-looking statements involve risks and uncertainties, and actual results could differ materially from those contemplated by the forward-looking statements. Several factors that could materially affect our actual results are the performance of the portfolio of securities we hold, the price at which our shares (including the Series [●] Preferred Shares) will trade in the public markets and other factors discussed in our periodic filings with the SEC.

Although we believe that the expectations expressed in our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and are subject to inherent risks and uncertainties, such as those disclosed in the “Risk Factors and Special Considerations” section of the accompanying Prospectus and “Special Characteristics and Risks of the Series [●] Preferred Shares” in this Prospectus Supplement. All forward-looking statements contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus, or in the SAI are made as of the date of this Prospectus Supplement or the accompanying Prospectus, or SAI, as the case may be. Except for our ongoing obligations under the federal securities laws, we do not intend, and we undertake no obligation, to update any forward-looking statement. The forward-looking statements contained in this Prospectus Supplement, the accompanying Prospectus and the SAI are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933, as amended (the “Securities Act”).

Currently known risk factors that could cause actual results to differ materially from our expectations include, but are not limited to, the factors described in the “Risk Factors and Special Considerations” section of the accompanying Prospectus as well as in the “Special Characteristics and Risks of the Series [●] Preferred Shares” section of this Prospectus Supplement. We urge you to review carefully those sections for a more detailed discussion of the risks of an investment in the Series [●] Preferred Shares.

SUMMARY OF THE TERMS OF THE SERIES [●] PREFERRED SHARES

This Prospectus Supplement sets forth certain terms of the Series [●] Preferred Shares that we are offering pursuant to this Prospectus Supplement and the accompanying Prospectus that is attached to the back of this Prospectus Supplement. This section outlines certain specific legal and financial terms of the Series [●] Preferred Shares that are more generally described under the heading “Special Characteristics and Risks of the Series [●] Preferred Shares” herein and in the accompanying Prospectus under the heading “Description of the Securities.” Capitalized terms used in this Prospectus Supplement and not otherwise defined shall have the meanings ascribed to them in the accompanying Prospectus or in the Articles Supplementary governing and establishing the terms of the Series [●] Preferred Shares.

The Fund	The Gabelli Equity Trust Inc. is a non-diversified, closed-end management investment company registered under the 1940 Act. The Fund’s primary investment objective is to achieve long term growth of capital by investing primarily in a portfolio of equity securities consisting of common stock, preferred stock, convertible or exchangeable securities, and warrants and rights to purchase such securities. Income is a secondary investment objective. Gabelli Funds, LLC serves as investment adviser to the Fund. Under normal market conditions, the Fund will invest at least 80% of the value of its total assets in equity securities. The Fund was organized as a Maryland corporation on May 20, 1986 and commenced its investment operations on August 21, 1986. Shares of the Fund’s common stock are listed on the NYSE under the symbol “GAB.”

Securities Offered	[●] Series [●] Preferred Shares. Series [●] Preferred Shares will constitute a separate series of preferred stock of the Fund. The Series [●] Preferred Shares have the same priority with respect to payment of distributions and liquidation preference as the Series C Auction Rate Cumulative Preferred Stock (the “Series C Preferred”), Series D Preferred, Series E Auction Rate Cumulative Preferred Stock (the “Series E Preferred”), Series G Preferred, Series H Preferred and Series J Preferred.

Dividend Rate	Dividends and distributions on Series [●] Preferred Shares are cumulative from their original issue date at the annual rate of [●]% of the $[●] per-share liquidation preference on the Series [●] Preferred Shares.

Dividend Payment Date	Holders of Series [●] Preferred Shares shall be entitled to receive, when, as and if authorized by, or under authority granted by, the Board of Directors and declared by the Fund, out of funds legally available therefor, cumulative cash dividends and distributions. Dividends and distributions will be paid [●], commencing on [●].

Liquidation Preference	$[●] per share.

Use of Proceeds	[The Fund expects to use the proceeds of the offering of the Series [●] Preferred Shares to redeem the outstanding shares of its [●]% Series [●] Preferred Shares (the “Series [●] Preferred”). Amounts in excess of the redemption amount for all outstanding Series [●] Preferred may be used to redeem or repurchase other existing series of preferred stock of the Fund, in whole or in part, or for investment purposes consistent with the investment objectives of the Fund.] OR [The Fund does not expect to use the proceeds of the offering to redeem or repurchase existing series of preferred stock.]

The Investment Adviser anticipates that the investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to be substantially completed within approximately three months of the issue date; however, the identification of appropriate investment opportunities pursuant to the Fund’s investment style or changes in market conditions may cause the investment period to extend as long as six months from the issue date. This could occur because the Investment Adviser follows a value-oriented investment strategy; therefore, market conditions could result in the Investment Adviser delaying the investment of proceeds if it believes the margin of risk in making additional investments is not favorable in light of its value-oriented investment strategy. See “Investment Objectives and Policies—Investment Methodology of the Fund” in the accompanying Prospectus. The proceeds may also be used to redeem or repurchase existing series of the Fund’s preferred stock, in whole or in part.

Pending such investment and/or redemption, the proceeds of the offering of the Series [●] Preferred Shares will be held in high quality short term debt securities and similar instruments. See “Use of Proceeds.”

Non-Call Period/Redemption	[The Series [●] Preferred Shares generally may not be called for redemption at the option of the Fund prior to [●]. The Fund reserves the right, however, to redeem the Series [●] Preferred Shares at any time if it is necessary, in the judgment of the Board of Directors, to maintain its status as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Fund may also be required under certain circumstances to redeem Series [●] Preferred Shares, before or after [●], in order to meet certain regulatory or rating agency asset coverage requirements.

Commencing [●], and thereafter, to the extent permitted by the 1940 Act and Maryland law, the Fund may at any time, upon notice of redemption, redeem the Series [●] Preferred Shares in whole or in part at the liquidation preference per share plus accumulated unpaid dividends through the date of redemption.]

Stock Exchange Listing	Application [will be] [has been] made to list the Series [●] Preferred Shares on the [●]. Prior to the offering, there has been no public market for Series [●] Preferred Shares. If the application is approved, it is anticipated that trading on the [●] will begin within [●] days from the date of this Prospectus Supplement. Before the Series [●] Preferred Shares are listed on the [●], the underwriters may, but are not obligated to, make a market in the Series [●] Preferred Shares. Consequently, it is anticipated that, prior to the commencement of trading on the [●], an investment in the Series [●] Preferred Shares will be illiquid.

Taxation	The Fund expects that distributions made on the Series [●] Preferred Shares will consist of (i) long term capital gain (gain from the sale of a capital asset held longer than one year), (ii) qualified dividend income (dividend income from certain domestic and foreign corporations, provided certain holding period and other requirements are met by both the Fund and the stockholder), and (iii) investment company taxable income (other than qualified dividend income, including interest income, short term capital gain and income from certain hedging and interest rate transactions). Distributions paid to investors by the Fund from its investment company taxable income which includes the excess of net short term capital gains over net long term capital losses (together referred to hereinafter as “ordinary income dividends”) are generally taxable to investors as ordinary income to the extent of the earnings and profits of the Fund. Such distributions (if reported by the Fund) may, however, qualify (provided holding periods and other requirements are met) (i) for the dividends received deduction in the case of corporate stockholders to the extent that the income of the Fund consists of dividend income from U.S. corporations, and (ii) as qualified dividend income eligible for the reduced maximum federal tax rate to individuals applicable to net long term capital gains. Distributions made to investors from an excess of net long term capital gains over net short term capital losses (“capital gain dividends”), including capital gain dividends credited to investors but retained by the Fund, are taxable to investors as long term capital gains if they have been properly designated by the Fund, regardless of the length of time investors have owned shares of stock of the Fund. The maximum federal income tax rate on net long term capital gain of individuals is generally either 15% or 20% depending on whether an individual’s income exceeds certain threshold amounts. In addition, certain U.S. stockholders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surcharge on their net investment income. We cannot assure you, however, as to what percentage of future distributions made on the Series [●] Preferred Shares will consist of long term capital gain and qualified dividend income. See “U.S. Federal Income Tax Consequences of the Offering.”

ERISA	See “Certain Employee Benefit Plan and IRA Considerations.”

Dividend Paying Agent	[●].

DESCRIPTION OF THE SERIES [●] PREFERRED SHARES

The following is a brief description of the terms of the Series [●] Preferred Shares. This is not a complete description and is subject to and entirely qualified by reference to the Fund’s Articles Supplementary setting forth the terms of the Series [●] Preferred Shares (the “Articles”). The Articles are attached as an exhibit to post-effective amendment number [●] to the Fund’s registration statement. Copies may be obtained as described under “Additional

Information” in the accompanying Prospectus. Any capitalized terms in this section and the “Special Characteristics and Risks of the Series [●] Preferred Shares” section of this Prospectus Supplement that are not defined have the meaning assigned to them in the Articles.

The Fund’s charter (the “Charter”) authorizes its Board of Directors to reclassify any authorized but unissued shares of the Fund’s capital stock, $0.001 par value per share, without the approval of common stockholders. The Articles authorize the issuance of up to [●] Series [●] Preferred Shares. All Series [●] Preferred Shares will have a liquidation preference of $[●] per share. Holders of Series [●] Preferred Shares shall be entitled to receive cumulative cash dividends and distributions at the rate of [●]% per annum (computed on the basis of a 360-day year consisting of twelve 30-day months) of the $[●] per-share liquidation preference on the Series [●] Preferred Shares. Dividends and distributions on Series [●] Preferred Shares will accumulate from the date of their original issue, which is [●].

The Series [●] Preferred Shares, when issued by the Fund and paid for pursuant to the terms of this Prospectus Supplement and the accompanying Prospectus, will be fully paid and non-assessable and will have no preemptive, exchange or conversion rights. Any Series [●] Preferred Shares purchased or redeemed by the Fund will be reclassified as authorized and unissued shares of preferred stock of the Fund without further designation as to class or series. The Board of Directors may by resolution classify or reclassify any authorized and unissued Series [●] Preferred Shares from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of such shares. The affirmative vote of the holders of a majority, as defined in the 1940 Act, of the outstanding Series [●] Preferred Shares (or shares of any other series of the Fund’s preferred stock), voting separately from the holders of any other series of the Fund’s preferred stock (to the extent its rights are affected differently), shall be required with respect to any matter that materially and adversely affects the rights, preferences or powers of that series in a manner different from that of other series or classes of the Fund’s capital stock. The affirmative vote of the holders of a majority, as defined in the 1940 Act, of the outstanding shares of the Fund’s preferred stock, voting separately as one class (including the Series [●] Preferred Shares), shall be required to amend, alter or repeal the provisions of the Fund’s Charter or bylaws, whether by merger, consolidation or otherwise, if such amendment, alteration or repeal would affect adversely the rights, preferences or powers expressly set forth in any articles supplementary of the Fund’s preferred stock, including the Articles, unless, in each case, the Fund obtains written confirmation from any rating agency then rating the Series [●] Preferred Shares at the Fund’s request that such amendment, alteration or repeal would not impair the rating then assigned by such rating agency to the Series [●] Preferred Shares, in which case the vote or consent of the holders of the Series [●] Preferred Shares is not required. No matter shall be deemed to adversely affect any rights, preferences or powers of the Series [●] Preferred Shares unless such matter (i) adversely alters or abolishes any preferential right of such series; (ii) creates, adversely alters or abolishes any right in respect of redemption of such series; or (iii) creates or adversely alters (other than to abolish) any restriction on transfer applicable to such series. An increase in the number of authorized shares of preferred stock of the Fund pursuant to the Charter or the issuance of additional shares of any series of preferred stock of the Fund (including the Series [●] Preferred Shares) pursuant to the Charter shall not in and of itself be considered to adversely affect the rights, preferences or powers of the Series [●] Preferred Shares.

The disclosure set forth in this Description of the Series [●] Preferred Shares and under the heading “Special Characteristics and Risks of the Series [●] Preferred Shares” is intended to be a summary of the material provisions of the Series [●] Preferred Shares. Since this Description of the Series [●] Preferred Shares is only a summary, you should refer to the Articles for a complete description of the obligations of the Fund and your rights. The disclosure set forth in this Description of the Series [●] Preferred Shares and under the heading “Special Characteristics and Risks of the Series [●] Preferred Shares” supplements the description of the preferred stock set forth under the caption “Description of the Capital Stock – Preferred Stock” in the accompanying Prospectus, and in the event that any provision described in the disclosure set forth in this Description of the Series [●] Preferred Shares and under the heading “Special Characteristics and Risks of the Series [●] Preferred Shares” is inconsistent with any description contained in the accompanying Prospectus, the disclosure set forth in this Description of the Series [●] Preferred Shares and under the heading “Special Characteristics and Risks of the Series [●] Preferred Shares” will apply and supersede the description in the accompanying Prospectus.

USE OF PROCEEDS

The Fund estimates the total net proceeds of the offering to be $[●] based on the public offering price of $[●] per share and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by the Fund.

[The Fund expects to use the proceeds of the offering of the Series [●] Preferred Shares to redeem the outstanding Series [●] Preferred Shares. Amounts in excess of the redemption amount for all outstanding Series [●] Preferred Shares may be used to redeem or repurchase other existing series of preferred stock of the Fund, in whole or in part, or for investment purposes consistent with the investment objectives of the Fund.] OR [The Fund does not expect to use the proceeds of the offering to redeem or repurchase existing series of preferred stock.]

The Investment Adviser anticipates that the investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to be substantially completed within approximately three months of the issue date; however, the identification of appropriate investment opportunities pursuant to the Fund’s investment style or changes in market conditions may cause the investment period to extend as long as six months from the issue date. This could occur because the Investment Adviser follows a value-oriented investment strategy; therefore, market conditions could result in the Investment Adviser delaying the investment of proceeds if it believes the margin of risk in making additional investments is not favorable in light of its value-oriented investment strategy. See “Investment Objectives and Policies—Investment Methodology of the Fund” in the accompanying Prospectus. The proceeds may also be used to redeem or repurchase shares of existing series of the Fund’s preferred stock, in whole or in part. Pending such investment and/or redemption, the proceeds of the offering of the Series [●] Preferred Shares will be held in high quality short term debt securities and similar instruments.

CAPITALIZATION

[To be provided.]

ASSET COVERAGE RATIO

Pursuant to the 1940 Act, the Fund generally will not be permitted to declare any dividend, or declare any other distribution, upon any outstanding shares of common stock, or purchase any such common stock, unless, in every such case, all shares of preferred stock issued by the Fund have at the time of declaration of any such dividend or distribution or at the time of any such purchase an asset coverage of at least 200% (“1940 Act Asset Coverage Requirement”) after deducting the amount of such dividend, distribution, or purchase price, as the case may be. As of the date of this Prospectus Supplement, all of the Fund’s outstanding shares of preferred stock are expected to have asset coverage on the date of issuance of the Series [●] Preferred Shares of approximately [●]%.

In addition to the 1940 Act Asset Coverage Requirement, the Fund is subject to certain restrictions on investments imposed by guidelines of one or more rating agencies, which have issued ratings for certain of the preferred shares and may issue a rating for the Series [●] Preferred Shares. [See “Special Characteristics and Risks of the Series [●] Preferred Shares—Risks—Credit Rating Risk” in this Prospectus Supplement.]

SPECIAL CHARACTERISTICS AND RISKS OF THE SERIES [●] PREFERRED SHARES

Dividends

Holders of Series [●] Preferred Shares shall be entitled to receive cumulative cash dividends and distributions at the rate of [●]% per annum (computed on the basis of a 360-day year consisting of twelve 30-day months) of the $[●] per-share liquidation preference on the Series [●] Preferred Shares. Dividends and distributions on Series [●] Preferred Shares will accumulate from the date of their original issue, which is [●].

Dividends and distributions will be payable quarterly on [●] (each a “Dividend Payment Date”) commencing on [●] (or, if any such day is not a business day, then on the next succeeding business day) to holders of record of Series

[●] Preferred Shares as they appear on the stock register of the Fund at the close of business on the fifth preceding business day. Dividends and distributions on Series [●] Preferred Shares shall accrue from the date on which shares of the Series [●] Preferred Shares are originally issued. Each period beginning on and including a Dividend Payment Date (or the date of original issue, in the case of the first dividend period after the first issuance of the Series [●] Preferred Shares) and ending on but excluding the next succeeding Dividend Payment Date is referred to herein as a “Dividend Period.” Dividends and distributions on account of arrears for any past Dividend Period or in connection with the redemption of Series [●] Preferred Shares may be declared and paid at any time, without reference to any Dividend Payment Date, to holders of record on such date as shall be fixed by the Board of Directors that is not more than 30 days before the Dividend Payment Date.

No full dividends or distributions will be declared or paid on Series [●] Preferred Shares for any Dividend Period or part thereof unless full cumulative dividends and distributions due through the most recent Dividend Payment Dates therefor on all outstanding shares of any series of preferred stock of the Fund ranking on a parity with the Series [●] Preferred Shares as to the payment of dividends and distributions have been or contemporaneously are declared and paid. If full cumulative dividends and distributions due have not been paid on all outstanding shares of the Fund’s preferred stock, any dividends and distributions being paid on such shares of preferred stock (including the Series [●] Preferred Shares) will be paid as nearly pro rata as possible in proportion to the respective amounts of dividends and distributions accumulated but unpaid on each such series of preferred stock on the relevant Dividend Payment Date.

Restrictions on Dividend, Redemption and Other Payments

Under the 1940 Act, the Fund is not permitted to issue preferred stock (such as the Series [●] Preferred Shares) unless immediately after such issuance the Fund will have an asset coverage of at least 200% (or such other percentage as may in the future be specified in or under the 1940 Act as the minimum asset coverage for senior securities representing stock of a closed-end investment company as a condition of declaring distributions, purchases or redemptions of its shares). In general, the term “asset coverage” for this purpose means the ratio which the value of the total assets of the Fund, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of the Fund plus the aggregate of the involuntary liquidation preference of the preferred stock. The involuntary liquidation preference refers to the amount to which the preferred stock would be entitled on the involuntary liquidation of the Fund in preference to a security junior to them. The Fund also is not permitted to declare any cash dividend or other distribution on its common stock or purchase its common stock unless, at the time of such declaration or purchase, the Fund satisfies this 200% asset coverage requirement after deducting the amount of the distribution or purchase price, as applicable.

In addition, the Fund may be limited in its ability to declare any cash distribution on its capital stock (including the Series [●] Preferred Shares) or purchase its capital stock (including the Series [●] Preferred Shares) unless, at the time of such declaration or purchase, the Fund has an asset coverage on its indebtedness, if any, of at least 300% after deducting the amount of such distribution or purchase price, as applicable. The 1940 Act contains an exception, however, that permits dividends to be declared upon any preferred stock issued by the Fund (including the Series [●] Preferred Shares) if the Fund’s indebtedness has an asset coverage of at least 200% at the time of declaration after deducting the amount of the dividend. In general, the term “asset coverage” for this purpose means the ratio which the value of the total assets of the Fund, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of the Fund.

The term “senior security” does not include any promissory note or other evidence of indebtedness in any case where such a loan is for temporary purposes only and in an amount not exceeding 5% of the value of the total assets of the Fund at the time when the loan is made. A loan is presumed under the 1940 Act to be for temporary purposes if it is repaid within 60 days and is not extended or renewed; otherwise it is presumed not to be for temporary purposes. For purposes of determining whether the 200% and 300% asset coverage requirements described above apply in connection with dividends or distributions on or purchases or redemptions of Series [●] Preferred Shares, the asset coverages may be calculated on the basis of values calculated as of a time within 48 hours (not including Sundays or holidays) next preceding the time of the applicable determination.

Voting Rights

Except as otherwise provided in the Fund’s Charter (including the Articles), or as required by applicable law, holders of Series [●] Preferred Shares shall have no power to vote on any matter except matters submitted to a vote of the Fund’s common stock. In any matter submitted to a vote of the holders of the common stock, each holder of Series [●] Preferred Shares shall be entitled to one vote for each Series [●] Preferred Share held and the holders of all outstanding shares of preferred stock, including Series [●] Preferred Shares, and the shares of common stock shall vote together as a single class; provided, however, that at any meeting of the stockholders of the Fund held for the election of Directors, the holders of the outstanding shares of preferred stock, including Series [●] Preferred Shares, shall be entitled, as a class, to the exclusion of the holders of all other classes of capital stock of the Fund, to elect a number of the Fund’s directors, such that following the election of directors at the meeting of the stockholders, the Fund’s Board of Directors shall contain two directors elected by the holders of the outstanding shares of preferred stock, including the Series [●] Preferred Shares.

During any period in which any one or more of the conditions described below shall exist (such period being referred to herein as a “Voting Period”), the number of directors constituting the Fund’s Board of Directors shall be increased by the smallest number of additional directors that, when added to the two directors elected exclusively by the holders of outstanding shares of preferred stock, would constitute a simple majority of the Fund’s Board of Directors as so increased by such smallest number, and the holders of outstanding shares of preferred stock, including the Series [●] Preferred Shares, voting separately as one class (to the exclusion of the holders of all other classes of capital stock of the Fund) shall be entitled to elect such smallest number of additional directors and the two directors the holders of shares of preferred stock, including the Series [●] Preferred Shares, are otherwise entitled to elect. The Fund and the Fund’s Board of Directors shall take all necessary actions, including amending the Fund’s bylaws, to effect an increase in the number of directors as described in the preceding sentence. A Voting Period shall commence:

(i)

if at any time accumulated dividends and distributions on the outstanding Series [●] Preferred Shares equal to at least two full years’ dividends and distributions shall be due and unpaid and sufficient cash or specified securities shall not have been deposited with Computershare Trust Company, N.A., and its successors or any other dividend-disbursing agent appointed by the Fund, for the payment of such accumulated dividends and distributions; or

(ii)	if at any time holders of any other shares of preferred stock are entitled to elect a majority of the Directors of the Fund under the 1940 Act or articles supplementary creating such shares.

Redemption

Mandatory Redemption. Under certain circumstances, the Series [●] Preferred Shares will be subject to mandatory redemption by the Fund out of funds legally available therefor in accordance with the Articles and applicable law.

If the Fund fails to have asset coverage, as determined in accordance with Section 18(h) of the 1940 Act, of at least 200% with respect to all outstanding senior securities of the Fund which are stock, including all outstanding Series [●] Preferred Shares (or such other asset coverage as may in the future be specified in or under the 1940 Act as the minimum asset coverage for senior securities which are stock of a closed-end investment company as a condition of declaring dividends on its common stock), and such failure is not cured as of the cure date specified in the Articles, (i) the Fund shall give a notice of redemption with respect to the redemption of a sufficient number of shares of preferred stock, which at the Fund’s determination (to the extent permitted by the 1940 Act and Maryland law) may include any proportion of Series [●] Preferred Shares, to enable it to meet the asset coverage requirements, and, at the Fund’s discretion, such additional number of Series [●] Preferred Shares or shares of any other series of preferred stock of the Fund in order for the Fund to have asset coverage with respect to the Series [●] Preferred Shares and any other series of preferred stock of the Fund remaining outstanding after such redemption as great as 210%, and (ii) deposit an amount with Computershare Trust Company, N.A., and its successors or any other dividend-disbursing agent appointed by the Fund, having an initial combined value sufficient to effect the redemption of the Series [●] Preferred Shares or other series of preferred stock of the Fund to be redeemed.

On such cure date, the Fund shall redeem, out of funds legally available therefor, the number of shares of its preferred stock, which, to the extent permitted by the 1940 Act and Maryland law, at the option of the Fund may include any proportion of Series [●] Preferred Shares or shares of any other series of preferred stock, is equal to the minimum number of shares the redemption of which, if such redemption had occurred immediately prior to the opening of business on such cure date, would have resulted in the Fund having asset coverage immediately prior to the opening of business on such cure date in compliance with the 1940 Act or, if asset coverage cannot be so restored, all of the outstanding Series [●] Preferred Shares, at a price equal to $[●] per share plus accumulated but unpaid dividends and distributions (whether or not earned or declared by the Fund) through and including the date of redemption. See “Description of the Capital Stock—Preferred Stock—Redemption” in the Prospectus for a discussion of the consequences that would arise if the Fund fails to maintain the asset coverage requirements as calculated in accordance with the applicable rating agency guidelines set forth in the Articles as of any monthly valuation date.

Optional Redemption. Prior to [●], the Series [●] Preferred Shares are not subject to optional redemption by the Fund unless the redemption is necessary, in the judgment of the Board of Directors, to maintain the Fund’s status as a regulated investment company under Subchapter M of the Code. Commencing [●] and thereafter, to the extent permitted by the 1940 Act and Maryland law, the Fund may at any time upon notice in the manner provided in the Articles redeem the Series [●] Preferred Shares in whole or in part at a price equal to the liquidation preference per share plus accumulated but unpaid dividends through and including the date of redemption.

Liquidation

In the event of any liquidation, dissolution or winding up of the affairs of the Fund, whether voluntary or involuntary, the holders of Series [●] Preferred Shares shall be entitled to receive out of the assets of the Fund available for distribution to stockholders, after satisfying claims of creditors but before any distribution or payment shall be made in respect of the Fund’s common stock or any other stock of the Fund ranking junior to the Series [●] Preferred Shares as to liquidation payments, a liquidation distribution in the amount of $[●] per share (the “Liquidation Preference”), plus an amount equal to all unpaid dividends and distributions accumulated to and including the date fixed for such distribution or payment (whether or not earned or declared by the Fund, but excluding interest thereon), and such holders shall be entitled to no further participation in any distribution or payment in connection with any such liquidation, dissolution or winding up of the Fund.

If, upon any liquidation, dissolution or winding up of the affairs of the Fund, whether voluntary or involuntary, the assets of the Fund available for distribution among the holders of all outstanding Series [●] Preferred Shares and all outstanding shares of any other series of the Fund’s preferred stock ranking on a parity with the Series [●] Preferred Shares as to payment upon liquidation, shall be insufficient to permit the payment in full to such holders of Series [●] Preferred Shares of the Liquidation Preference plus accumulated and unpaid dividends and distributions and the amounts due upon liquidation with respect to all outstanding shares of such other series of, preferred stock of the Fund, then such available assets shall be distributed among the holders of Series [●] Preferred Shares and such other series of preferred stock of the Fund ratably in proportion to the respective preferential liquidation amounts to which they are entitled. Unless and until the Liquidation Preference plus accumulated and unpaid dividends and distributions has been paid in full to the holders of Series [●] Preferred Shares, no dividends or distributions will be made to holders of the Fund’s common stock or any other stock of the Fund ranking junior to the Series [●] Preferred Shares as to liquidation.

Stock Exchange Listing

Application will be made to list the Series [●] Preferred Shares on the [●]. If the application is approved, the Series [●] Preferred Shares are expected to commence trading on the [●] within [●] days of the date of issuance.

Risks

Risk is inherent in all investing. Therefore, before investing in the Series [●] Preferred Shares you should consider the risks carefully. See “Risk Factors and Special Considerations” in the accompanying Prospectus. Primary risks associated with an investment in the Series [●] Preferred Shares include:

Market Price Risk. The market price for the Series [●] Preferred Shares will be influenced by changes in interest rates, the perceived credit quality of the Series [●] Preferred Shares and other factors, and may be higher or lower than the liquidation preference of the Series [●] Preferred Shares. There is currently no market for the Series [●] Preferred Shares.

Liquidity Risk. Currently, there is no public market for the Series [●] Preferred Shares. As noted above, an application will be made to list the Series [●] Preferred Shares on the [●]. However, during an initial period which is not expected to exceed [●] days after the date of its issuance, the Series [●] Preferred Shares will not be listed on any securities exchange. Before the Series [●] Preferred Shares are listed on the [●], the underwriters may, but are not obligated to, make a market in the Series [●] Preferred Shares. No assurances can be provided that listing on any securities exchange or market making by the underwriters will result in the market for Series [●] Preferred Shares being liquid at any time.

Redemption Risk. The Fund may at any time redeem Series [●] Preferred Shares to the extent necessary to meet regulatory asset coverage requirements or requirements imposed by credit rating agencies. For example, if the value of the Fund’s investment portfolio declines, thereby reducing the asset coverage for the Series [●] Preferred Shares, the Fund may be obligated under the terms of the Series [●] Preferred Shares to redeem some or all of the Series [●] Preferred Shares. In addition, commencing [●], the Fund will be able to call the Series [●] Preferred Shares at the option of the Fund. Investors may not be able to reinvest the proceeds of any redemption in an investment providing the same or a higher dividend rate than that of the Series [●] Preferred Shares. Although unlikely, precipitous declines in the value of the Fund’s assets could result in the Fund having insufficient assets to redeem all of the Series [●] Preferred Shares for the full redemption price.

Subordination Risk. The Series [●] Preferred Shares are not a debt obligation of the Fund. The Series [●] Preferred Shares are junior in respect of distributions and liquidation preference to any indebtedness incurred by the Fund, and will have the same priority with respect to payment of distributions and liquidation preference as the Series C Preferred, Series D Preferred, Series E Preferred, Series G Preferred, Series H Preferred, Series J Preferred and any other series of preferred stock that the Fund may issue.

[Credit Rating Risk. The Fund is seeking a credit rating on the Series [●] Preferred Shares. Any credit rating that is issued on the Series [●] Preferred Shares could be reduced or withdrawn while an investor holds Series [●] Preferred Shares. A reduction or withdrawal of the credit rating would likely have an adverse effect on the market value of the Series [●] Preferred Shares. In addition, a credit rating does not eliminate or mitigate the risks of investing in the Series [●] Preferred Shares.]

Distribution Risk. The Fund may not meet the asset coverage requirements or earn sufficient income from its investments to make distributions on the Series [●] Preferred Shares.

Interest Rate Risk. The Series [●] Preferred Shares pay dividends and distributions at a fixed rate, which resets after an initial period. Prices of fixed income investments tend to vary inversely with changes in market yields. The market yields on securities comparable to the Series [●] Preferred Shares may increase, which would likely result in a decline in the value of the Series [●] Preferred Shares. Additionally, if interest rates rise, securities comparable to the Series [●] Preferred Shares may pay higher dividend rates and holders of the Series [●] Preferred Shares may not be able to sell the Series [●] Preferred Shares at their liquidation preference and reinvest the proceeds at market rates.

[Dividend Rate Adjustment Risk. The dividend rate of the Series [●] Preferred Shares automatically adjusts to a rate of [●]% per annum after a period of [●] months commencing on the date the Series [●] Preferred Shares are first issued. If interest rates rise during this time, holders of Series [●] Preferred Shares may receive a below market dividend rate which may cause the market price of the Series [●] Preferred Shares to decline.]

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OFFERING

[To be provided.]

CERTAIN EMPLOYEE BENEFIT PLAN AND IRA CONSIDERATIONS

[To be provided.]

UNDERWRITING

[To be provided.]

LEGAL MATTERS

Certain legal matters will be passed on by Willkie Farr & Gallagher LLP, counsel to the Fund in connection with the offering of the Series [●] Preferred Shares. Certain legal matters in connection with this offering will be passed upon for the underwriters by [●]. Willkie Farr & Gallagher LLP and [●] may rely as to certain matters of Maryland law on the opinion of Venable LLP.

FINANCIAL STATEMENTS

[The Fund’s unaudited financial statements as of and for the six months ended June 30, 201[●] should be read in conjunction with the audited financial statements of the Fund and the Notes thereto included in the Annual Report to the Fund’s shareholders for the fiscal year ended December 31, 201[●].] The audited annual financial statements of the Fund for the fiscal year ended December 31, 201[●] [and the unaudited semiannual financial statements of the Fund for the six months ended June 30, 201[●]] are incorporated by reference into this Prospectus Supplement, the accompanying Prospectus and the SAI. Portions of the Fund’s annual report [and semiannual report] other than the financial statements and related footnotes thereto are not incorporated into, and do not form a part of, this Prospectus Supplement, the accompanying Prospectus or the SAI.

THE GABELLI EQUITY TRUST INC.

[●] Shares

[●]% Series [●] [●] Preferred Stock

(Liquidation Preference $ [●] per share)

PROSPECTUS SUPPLEMENT

[●], 2019

The information in this Prospectus Supplement is not complete and may be changed. The Fund may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus Supplement is not an offer to sell these securities and is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [●], 2019

Filed Pursuant to Rule 497(c)

Registration Statement No. 333-220232

THE GABELLI EQUITY TRUST INC.

PROSPECTUS SUPPLEMENT

(To Prospectus dated [●], 2019)

[●] Rights for [●] Shares of Common Stock

Subscription Rights to Acquire Shares of Common Stock

The Gabelli Equity Trust Inc. (the “Fund”, “we”, “us” or “our”) is issuing subscription rights (the “Rights”) to our common stockholders (the “Common Shareholders”) to purchase additional shares of common stock (each a “Common Share” and collectively, the “Common Shares”).

The Fund is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund’s primary investment objective is to achieve long term growth of capital by investing primarily in a portfolio of equity securities consisting of common stock, preferred stock, convertible or exchangeable securities, and warrants and rights to purchase such securities. Income is a secondary investment objective. Under normal market conditions, the Fund will invest at least 80% of the value of its total assets in equity securities. The Fund’s investment adviser is Gabelli Funds, LLC (the “Investment Adviser”).

The Common Shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “GAB.” On [●], 2019 (the last trading date prior to the Common Shares trading ex-Rights), the last reported net asset value per share of the Common Shares was $[●] and the last reported sales price per share of Common Shares on the NYSE was $[●].

Shares of our 5.875% Series D Cumulative Preferred Stock (the “Series D Preferred Shares”), our Series G Cumulative Preferred Stock (the “Series G Preferred Shares”), our 5.00% Series H Cumulative Preferred Stock (the “Series H Preferred Shares”), and our 5.45% Series J Cumulative Preferred Stock (the “Series J Preferred Shares”) are traded on the NYSE under the symbol “GAB PrD,” “GAB PrG,” “GAB PrH” and “GAB PrJ,” respectively. On [●], 2019, the last reported sales prices per share of Series D Preferred Shares, Series G Preferred Shares, Series H Preferred Shares and Series J Preferred Shares on the NYSE were $[●], $[●], $[●], and $[●], respectively. Our Series C Auction Rate Cumulative Preferred Stock (the “Series C Preferred Shares”) and our Series E Auction Rate Preferred Stock (the “Series E Preferred Shares”) are not traded on a stock exchange.

An investment in the Fund is not appropriate for all investors. We cannot assure you that the Fund’s investment objectives will be achieved. You should read this Prospectus Supplement and the accompanying Prospectus before deciding whether to invest in the Common Shares and retain it for future reference. The Prospectus Supplement and the accompanying Prospectus contain important information about us. Material that has been incorporated by reference, including the Fund’s audited annual financial statements [and unaudited financial statements], and other information about us can be obtained from us by calling 800-GABELLI (422-3554) or from the Securities and

Exchange Commission’s (“SEC”) website (http://www.sec.gov). For additional information all holders of Rights should contact the Fund by telephone at 800-GABELLI (422-3554) or 914-921-5070, or by written request to The Gabelli Equity Trust Inc., One Corporate Center, Rye, New York 10580-1422.

Investing in Common Shares through Rights involves certain risks that are described in the “Special Characteristics and Risks of the Rights Offering” section beginning on page R-19 of this Prospectus Supplement.

SHAREHOLDERS WHO DO NOT FULLY EXERCISE THEIR RIGHTS MAY, AT THE COMPLETION OF THE OFFERING, OWN A SMALLER PROPORTIONAL INTEREST IN THE FUND THAN IF THEY EXERCISED THEIR RIGHTS. AS A RESULT OF THE OFFERING YOU MAY EXPERIENCE SUBSTANTIAL DILUTION [OR ACCRETION] OF THE AGGREGATE NET ASSET VALUE OF YOUR COMMON SHARES DEPENDING UPON WHETHER THE FUND’S NET ASSET VALUE PER COMMON SHARE IS ABOVE [OR BELOW] THE SUBSCRIPTION PRICE ON THE EXPIRATION DATE.

[ANY COMMON SHARES ISSUED AS A RESULT OF THE RIGHTS OFFERING WILL NOT BE RECORD DATE SHARES FOR THE FUND’S QUARTERLY DISTRIBUTION TO BE PAID ON [●], 2019 AND WILL NOT BE ENTITLED TO RECEIVE SUCH DISTRIBUTION.]

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

[NO SECURITIES REGULATORY AUTHORITY IN CANADA HAS EXPRESSED AN OPINION ABOUT THESE SECURITIES AND IT IS AN OFFENSE TO CLAIM OTHERWISE. THIS OFFERING WILL NOT BE MADE IN ANY PROVINCE OF CANADA WHERE IT IS NOT PERMITTED BY LAW.]

	Per Share			Total (1)
Subscription price of Common Shares to shareholders exercising Rights	$	[	●]	$	[	●]
Underwriting discounts and commissions		[	●]		[	●]
Proceeds, before expenses, to the Fund (2)	$	[	●]	$	[	●]

(1)         Based on a Dealer Manager solicitation fee of $[●] per Common Share.

(2)         The aggregate expenses of the offering (excluding underwriting discounts and commissions) are estimated to be $[●]. This estimate includes certain expenses of [●], the dealer manager for the Rights offering, that may be reimbursed by the Fund. See “Distribution Arrangements.”

The Common Shares are expected to be ready for delivery in book-entry form through the Depository Trust Company on or about [●], 2019. If the offer is extended, the Common Shares are expected to be ready for delivery in book-entry form through the Depository Trust Company on or about [●], 2019.

The date of this Prospectus Supplement is [●], 2019.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this Prospectus Supplement and the accompanying Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Prospectus, respectively. Our business, financial condition, results of operations and prospects may have changed since those dates. In this Prospectus Supplement and in the accompanying Prospectus, unless otherwise indicated, “Fund,” “us,” “our” and “we” refer to The Gabelli Equity Trust Inc., a Maryland corporation. This Prospectus Supplement also includes trademarks owned by other persons.

Prospectus Supplement

Prospectus

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the accompanying Prospectus and the Statement of Additional Information (the “SAI”) contain “forward-looking statements.” Forward-looking statements can be identified by the words “may,” “will,” “intend,” “expect,” “estimate,” “continue,” “plan,” “anticipate,” and similar terms and the negative of such terms. Such forward-looking statements may be contained in this Prospectus Supplement as well as in the accompanying Prospectus and in the SAI. By their nature, all forward-looking statements involve risks and uncertainties, and actual results could differ materially from those contemplated by the forward-looking statements. Several factors that could materially affect our actual results are the performance of the portfolio of securities we hold, the price at which our shares will trade in the public markets and other factors discussed in our periodic filings with the SEC.

Although we believe that the expectations expressed in our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and are subject to inherent risks and uncertainties, such as those disclosed in the “Risk Factors and Special Considerations” section of the accompanying Prospectus and “Special Characteristics and Risks of the Rights Offering” in this Prospectus Supplement. All forward-looking statements contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus, or in the SAI, are made as of the date of this Prospectus Supplement or the accompanying Prospectus, or SAI, as the case may be. Except for our ongoing obligations under the federal securities laws, we do not intend, and we undertake no obligation, to update any forward-looking statement. The forward-looking statements contained in this Prospectus Supplement, the accompanying Prospectus and the SAI are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933, as amended (the “Securities Act”).

Currently known risk factors that could cause actual results to differ materially from our expectations include, but are not limited to, the factors described in the “Risk Factors and Special Considerations” section of the accompanying Prospectus as well as in the “Special Characteristics and Risks of the Rights Offering” section of this Prospectus Supplement. We urge you to review carefully those sections for a more detailed discussion of the risks of an investment in the Common Shares.

SUMMARY OF THE TERMS OF THE RIGHTS OFFERING

Terms of the Offer	[●] transferable subscription right (a “Right”) will be issued for each share of common stock of the Fund (each, a “Common Share,” and collectively, the “Common Shares”) held on the record date. Rights are expected to trade on the [●]. The Rights will allow common shareholders to subscribe for new Common Shares of the Fund. [●] Common Shares of the Fund are outstanding as of [●], 2019. [●] Rights will be required to purchase one Common Share. [An over-subscription privilege will be offered, [subject to the right of the Board of Directors of the Fund (the “Board”) to eliminate the over-subscription privilege.]] [●] Common Shares of the Fund will be issued if all Rights are exercised. [Additional Common Shares will be issued if the over-subscription privilege is exercised.] See “Terms of the Rights Offering.” [Any Common Shares issued as a result of the Rights offering will not be record date shares for the Fund’s quarterly distribution to be paid on [●], 2019 and will not be entitled to receive such distribution.]

Amount Available for Primary Subscription	Approximately $[●], before expenses.

Title	Subscription Rights to Acquire Shares of Common Stock

Subscription Price	[●] Rights may be exercised at a price of $[●] per Common Share (the “Subscription Price”). See “Terms of the Rights Offering.”

Record Date	Rights will be issued to holders of record of the Fund’s Common Shares as of the close of business on [●], 2019 (the “Record Date”). See “Terms of the Rights Offering.”

Number of Rights Issued	Right will be issued in respect of each Common Share of the Fund outstanding as of the close of business on the Record Date. See “Terms of the Rights Offering.”

Number of Rights Required to Purchase One Common Share	A holder of Rights may purchase [●] Common Share[s] of the Fund for every [●] Rights exercised. The number of Rights to be issued to a shareholder as of the close of business on the Record Date will be rounded up to the nearest number of Rights evenly divisible by [●]. See “Terms of the Rights Offering.”

Over-Subscription Privilege

[Holders of Common Shares as of the close of business on the Record Date (“Record Date Shareholders”) who fully exercise all Rights initially issued to them are entitled to buy those Common Shares, referred to as “primary over-subscription shares,” that were not purchased by other Rights holders at the same Subscription Price. If enough primary over-subscription shares are available, all such requests will be honored in full. If the requests for primary over-subscription shares exceed the primary over-subscription shares available, the available primary over-subscription shares will be allocated pro rata among those fully exercising Record Date Shareholders who over-subscribe based on the number of Rights originally issued to them by the Fund. Common Shares acquired pursuant to the over-subscription privilege are subject to allotment.

[In addition, in the event that the Fund’s per share net asset value at the end of the Subscription Period (described below) is equal to or less than the Subscription Price, the Fund, in its sole discretion, may determine to issue additional Common Shares in an amount of up to [●]% of the shares issued pursuant to the primary subscription, referred to as “secondary over-subscription shares.” Should the Fund determine to issue some or all of the secondary over-subscription shares, they will be allocated only among Record Date Shareholders who submitted over-subscription requests. Secondary over-subscription shares will be allocated pro rata among those fully exercising Record Date Shareholders who over-subscribe based on the number of Rights originally issued to them by the Fund.] Rights acquired in the secondary market may not participate in the over-subscription privilege.

[Notwithstanding the above, the Board has the right in its absolute discretion to eliminate the over-subscription privilege with respect to [either primary or both primary over-subscription shares and secondary] over-subscription shares if it considers it to be in the best interest of the Fund to do so. The Board may make that determination at any time, without prior notice to Rights holders or others, up to and including the [●] day following the Expiration Date (as defined below).] See “Over-Subscription Privilege.”]

Transfer of Rights	The Rights will be transferable. See “Terms of the Rights Offering,” “Sales by Rights Agent” and “Method of Transferring Rights.”
Subscription Period

The Rights may be exercised at any time after issuance and prior to expiration of the Rights (the “Subscription Period”), which will be 5:00 PM Eastern Time on [●], 2019 (the “Expiration Date”), unless otherwise extended. See “Terms of the Rights Offering” and “Method of Exercise of Rights.”

Offering Expenses	The expenses of the offering are expected to be approximately $[●] and will be borne by holders of the Fund’s Common Shares. See “Use of Proceeds.”
[Solicitation Fee	$[●] per Common Share to broker-dealers that have executed and delivered a soliciting dealer agreement and have solicited the exercise of Rights. See “Distribution Arrangements.”
Sale of Rights

The Rights are transferable and will be admitted for trading on the [●] under the symbol “[●]”. Although no assurance can be given that a market for the Rights will develop, trading in the Rights on the [●] is expected to begin three Business Days prior to the Record Date and may be conducted until the close of trading on the last [●] trading day prior to the Expiration Date. For purposes of this Prospectus Supplement, a “Business Day” shall mean any day on which trading is conducted on the [●].

The value of the Rights, if any, will be reflected by their market price on the [●]. Rights may be sold by individual holders or may be submitted to [●] (the “Rights Agent”) for sale. Any Rights submitted to the Rights Agent for sale must be received by the Rights Agent prior to 5:00 PM, Eastern Time, on [●], 2019, [●] Business Days prior to the Expiration Date (or, if the subscription period is extended, prior to 5:00 PM, Eastern Time, on the [●] Business Day prior to the extended Expiration Date).

Rights that are sold will not confer any right to acquire any Common Shares in any [primary or secondary] over-subscription privilege, and any Record Date Shareholder who sells any Rights will not be eligible to participate in the [primary or secondary] over-subscription privilege, if any.

Trading of the Rights on the [●] will be conducted on a when-issued basis until and including the date on which the Subscription Certificates (as defined below) are mailed to Record Date Shareholders of record and thereafter will be conducted on a regular-way basis until and including the last [●] trading day prior to the completion of the Subscription Period. The shares are expected to begin trading ex-Rights [●] Business Day[s] prior to the Record Date.

If the Rights Agent receives Rights for sale in a timely manner, it will use its best efforts to sell the Rights on the [●]. The Rights Agent will also attempt to sell any Rights attributable to shareholders of record whose addresses are outside the United States [and Canada], or who have an APO or FPO address. See “Foreign Restrictions.”

Any commissions will be paid by the selling Rights holders. Neither the Fund nor the Rights Agent will be responsible if the Rights cannot be sold and neither has guaranteed any minimum sales price for the Rights. If the Rights can be sold, sales of these Rights will be deemed to have been effected at the weighted average price received by the Rights Agent on the day such Rights are sold, less any applicable brokerage commissions, taxes and other expenses.

Shareholders are urged to obtain a recent trading price for the Rights on the [●] from their broker, bank, financial advisor or the financial press.

Banks, broker-dealers and trust companies that hold shares for the accounts of others are advised to notify those persons that purchase Rights in the secondary market that such Rights will not participate in any over-subscription privilege. See “Terms of the Rights Offering” and “Sales by Rights Agent.”

Use of Proceeds	The Fund estimates the net proceeds of the offering to be approximately $[●]. This figure is based on the Subscription Price per Common Share of $[●] and assumes all new Common Shares offered are sold and that the expenses related to the offering estimated at approximately $[●] are paid.

The Investment Adviser anticipates that the investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to be substantially completed in approximately three months; however, the identification of appropriate investment opportunities pursuant to the Fund’s investment style or changes in market conditions may cause the investment period to extend as long as six months. This could occur because the Investment Adviser follows a value-oriented investment strategy; therefore, market conditions could result in the Investment Adviser delaying the investment of proceeds if it believes the margin of risk in making additional investments is not favorable in light of its value-oriented investment strategy. See “Investment Objectives and Policies—Investment Methodology of the Fund” in the accompanying Prospectus. Pending such investment, the proceeds will be held in high quality short term debt securities and instruments. Depending on market conditions and operations, a portion of the cash held by the Fund, including any proceeds raised from the offering, may be used to pay distributions in accordance with the Fund’s distribution policy. See “Use of Proceeds.”

Taxation/Employee Benefit Plans and IRAs	See “U.S. Federal Income Tax Consequences of the Offering” and “Certain Employee Benefit Plan and IRA Considerations.”

Rights Agent	[To be provided.]

Administrative Agent	[To be provided.]

DESCRIPTION OF THE RIGHTS OFFERING

Terms of the Rights Offering

The Fund is issuing to common shareholders of record as of the close of business on [●], 2019 (“the Record Date”) Rights to subscribe for Common Shares of the Fund. Each Record Date Shareholder of record is being issued [●] transferable Right for each Common Share owned on the Record Date. The Rights entitle the holder to acquire for $[●] (the “Subscription Price”) one new Common Share for each [●] Rights held. Fractional shares will not be issued upon the exercise of the Rights. Accordingly, Common Shares may be purchased only pursuant to the exercise of Rights in integral multiples of [●]. The number of Rights to be issued to a Record Date Shareholder of record will be rounded up to the nearest number of Rights evenly divisible by [●]. In the case of Common Shares held of record by Cede & Co. (“Cede”), as nominee for the Depository Trust Company (“DTC”), or any other depository or nominee, the number of Rights issued to Cede or such other depository or nominee will be adjusted to permit rounding up (to the nearest number of Rights evenly divisible by [●]) of the Rights to be received by beneficial owners for whom it is the holder of record only if Cede or such other depository or nominee provides to the Fund on or before the close of business on [●], 2019 written representation of the number of Rights required for such rounding. Rights may be exercised at any time during the period (the “Subscription Period”) which commences on [●], 2019, and ends at [5:00] PM Eastern Time on [●], 2019 (the “Expiration Date”), unless otherwise extended. The right to acquire one Common Share for each [●] Rights held during the Subscription Period (or any extension thereof) at the Subscription Price will be referred to in the remainder of this Prospectus Supplement as the “Subscription.” [●] Common Shares of the Fund are outstanding as of [●], 2019; [●] Common Shares of the Fund will be issued if all Rights are exercised. Rights will expire on the Expiration Date and thereafter may not be exercised. Any Common Shares issued as a result of the Rights offering will not be Record Date shares for the Fund’s quarterly distribution to be paid on [●], 2019 and will not be entitled to receive such distribution.

Rights may be evidenced by subscription certificates (“Subscription Certificates”) or may be uncertificated and evidenced by other appropriate documentation. The number of Rights issued to each holder will be stated on the Subscription Certificate delivered to the holder. The method by which Rights may be exercised and Common Shares paid for is set forth below in “Method of Exercise of Rights” and “Payment for Shares.” A holder of Rights will have no right to rescind a purchase after the Rights Agent has received payment. See “Payment for Shares” below. It is anticipated that the Common Shares issued pursuant to an exercise of Rights will be listed on the [●].

[Holders of Rights who are Record Date Shareholders are entitled to subscribe for additional Common Shares at the same Subscription Price pursuant to the over-subscription privilege, subject to certain limitations, allotment and the right of the Board to eliminate the over-subscription privilege. See “Over-Subscription Privilege” below.]

For purposes of determining the maximum number of Common Shares that may be acquired pursuant to the offer, broker-dealers, trust companies, banks or others whose shares are held of record by Cede or by any other depository or nominee will be deemed to be the holders of the Rights that are held by Cede or such other depository or nominee on their behalf.

The Rights are transferable and will be admitted for trading on the [●] under the symbol “[●]”. Assuming a market exists for the Rights, the Rights may be purchased and sold through usual brokerage channels and also sold through the Rights Agent. Although no assurance can be given that a market for the Rights will develop, trading in the Rights on the [●] is expected to begin three Business Days prior to the Record Date and may be conducted until the close of trading on the last [●] trading day prior to the Expiration Date. Trading of the Rights on the [●] is expected to be conducted on a when-issued basis until and including the date on which the Subscription Certificates are mailed to Record Date Shareholders of record and thereafter is expected to be conducted on a regular way basis until and including the last [●] trading day prior to the Expiration Date. The method by which Rights may be transferred is set forth below under “Method of Transferring Rights.” The Common Shares are expected to begin trading ex-Rights [●] Business Day[s] prior to the Record Date as determined and announced by the NYSE.

Nominees who hold the Fund’s Common Shares for the account of others, such as banks, broker-dealers, trustees or depositories for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owners’ intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the nominee should complete the Subscription Certificate and submit it to the Rights Agent with proper payment. In addition, beneficial owners of the Common Shares or Rights held through such a nominee should contact the nominee and request the nominee to effect transactions in accordance with such beneficial owner’s instructions.

[Participants in the Fund’s Automatic Dividend Reinvestment and Voluntary Cash Purchase Plan (the “Plan”) will be issued Rights in respect of the Common Shares held in their accounts in the Plan. Participants wishing to exercise these Rights must exercise the Rights in accordance with the procedures set forth in “Method of Exercise of Rights” and “Payment for Shares.”]

Conditions of the Rights Offering

The rights offering is being made in accordance with the 1940 Act without stockholder approval. The staff of the SEC has interpreted the 1940 Act as not requiring stockholder approval of a transferable rights offering to purchase shares of common stock at a price below the then current net asset value so long as certain conditions are met, including: (i) a good faith determination by a fund’s board that such offering would result in a net benefit to existing stockholders; (ii) the offering fully protects stockholders’ preemptive rights and does not discriminate among stockholders (except for the possible effect of not offering fractional rights); (iii) management uses its best efforts to ensure an adequate trading market in the rights for use by stockholders who do not exercise such rights; and (iv) the ratio of a transferable rights offering does not exceed one new share of stock for each three rights held.

Important Dates to Remember

[Please note that the dates in the table below may change if the rights offering is extended.]

EVENT	DATE
Record Date	[●], 2019
Subscription Period*	[●], 2019 through [●], 2019†
Final Date Rights Will Trade	[●], 2019†
Expiration Date*	[●], 2019†
Payment for Shares and Subscription Certificate or Notice of Guaranteed Delivery Due*	[●], 2019†
Issuance Date	[●], 2019†
Confirmation Date	[●], 2019†
*

A shareholder exercising Rights must deliver by 5:00 PM Eastern Time on [●], 2019 (unless otherwise extended) either (a) a Subscription Certificate and payment for Common Shares or (b) a notice of guaranteed delivery [and payment for shares].

†	Unless the offer is extended.

Over-Subscription Privilege

The Board has the right in its absolute discretion to eliminate the over-subscription privilege with respect to [either or both primary over-subscription and secondary] over-subscription shares if it considers it to be in the best interest of the Fund to do so. The Board may make that determination at any time, without prior notice to Rights holders or others, up to and including the [●] day following the Expiration Date. If the primary over-subscription privilege is not eliminated, it will operate as set forth below.

Rights holders who are Record Date Shareholders and who fully exercise their Rights are entitled to subscribe for additional Common Shares at the same Subscription Price pursuant to the over-subscription privilege, subject to certain limitations and subject to allotment.

Record Date Shareholders who fully exercise all Rights initially issued to them are entitled to buy those Common Shares, referred to as “primary over-subscription shares,” that were not purchased by other holders of Rights at the same Subscription Price. If enough primary over-subscription shares are available, all such requests will be honored in full. If the requests for primary over-subscription shares exceed the primary over-subscription shares available, the available primary over-subscription shares will be allocated pro rata among those fully exercising Record Date Shareholders who over-subscribe based on the number of Rights originally issued to them by the Fund. Common Shares acquired pursuant to the over-subscription privilege are subject to allotment.

[In addition, in the event that the Fund’s per share net asset value at the end of the Subscription Period is equal to or less than the Subscription Price, the Fund, in its sole discretion, may determine to issue additional Common Shares in an amount of up to [●]% of the shares issued pursuant to the primary subscription, referred to as “secondary over-subscription shares.” Should the Fund determine to issue some or all of the secondary over-subscription shares, they will be allocated only among Record Date Shareholders who submitted over-subscription requests. Secondary over-subscription shares will be allocated pro rata among those fully exercising Record Date Shareholders who over-subscribe based on the number of Rights originally issued to them by the Fund.] Rights acquired in the secondary market may not participate in the over-subscription privilege.

Record Date Shareholders who are fully exercising their Rights during the Subscription Period should indicate, on the Subscription Certificate that they submit with respect to the exercise of the Rights issued to them, how many Common Shares they are willing to acquire pursuant to the over-subscription privilege.

To the extent sufficient Common Shares are not available to fulfill all over-subscription requests, unsubscribed Common Shares (the “Excess Shares”) will be allocated pro rata among those Record Date Shareholders who over-subscribe based on the number of Rights issued to them by the Fund. The allocation process may involve a series of allocations in order to assure that the total number of Common Shares available for over-subscriptions is distributed on a pro rata basis.

The formula to be used in allocating the Excess Shares is as follows:

Shareholder’s Record Date Position                                         X             Excess Shares Remaining

Total Record Date Position of All Over-Subscribers

Banks, broker-dealers, trustees and other nominee holders of Rights will be required to certify to the Rights Agent, before any over-subscription privilege may be exercised with respect to any particular beneficial owner, as to the aggregate number of Rights exercised during the Subscription Period and the number of Common Shares subscribed for pursuant to the over-subscription privilege by such beneficial owner and that such beneficial owner’s subscription was exercised in full. Nominee holder over-subscription forms and beneficial owner certification forms will be distributed to banks, broker-dealers, trustees and other nominee holders of Rights with the Subscription Certificates. Nominees should also notify holders purchasing Rights in the secondary market that such Rights may not participate in the over-subscription privilege.

The Fund will not offer or sell any Common Shares that are not subscribed for during the Subscription Period or pursuant to the over-subscription privilege.

Insider Participation in Rights Offering

The Fund has been advised that the Investment Adviser and the Fund’s Directors and officers that own Common Shares may exercise some or all of the Rights initially issued to them, and may request additional Common Shares pursuant to the over-subscription privilege. An exercise of the over-subscription privilege by such persons will increase their proportionate voting power and share of the Fund’s assets.

Mario J. Gabelli, a Director of the Fund and control person of the Investment Adviser, or his affiliated entities, may exercise some or all of the Rights initially issued to them, and may request additional Common Shares pursuant to the over-subscription privilege. Mr. Gabelli, or his affiliated entities, may also offer to sell, or otherwise transfer, some or all of the Rights initially issued to them. If Mr. Gabelli, or his affiliated entities, sells or otherwise transfers some or all of the Rights initially issued to them, Mr. Gabelli intends to sell or transfer such Rights in accordance with the resale and/or transfer procedures set forth in this Prospectus Supplement under the headings “Description of the Rights Offering — Sales by Rights Agent” and “Description of the Rights Offering — Method of Selling or Transferring Rights”. Mr. Gabelli will be the beneficial owner of [●] Rights1 and may offer to sell, or otherwise transfer, up to all of such Rights. If Mr. Gabelli determines to sell or transfer all of the Rights that he may offer hereby, he will beneficially own no Rights after the completion of this Rights offering. Mr. Gabelli reserves the right to sell or transfer no Rights or an amount of Rights that is otherwise less than all of the Rights set forth in this paragraph.

Mr. Gabelli is Chairman of the Board of Directors, a portfolio manager of the Fund and Chief Investment Officer of the Fund. Mr. Gabelli is Chairman, Chief Executive Officer, and Chief Investment Officer — Value Portfolios of GAMCO Investors, Inc. (“GBL”), an NYSE-listed asset manager and financial services company. He is also the Chief Investment Officer of Value Portfolios of the Investment Adviser and GAMCO Asset Management Inc. (“GAMCO”), both of which are asset management subsidiaries of GBL. In addition, Mr. Gabelli is Chief Executive Officer, Chief Investment Officer, a director and the controlling shareholder of GGCP, Inc. (“GGCP”), a private company that holds a majority interest in GBL, and the Chairman of MJG Associates, Inc., which acts as an investment manager of various investment funds and other accounts. He is also Executive Chairman of Associated Capital Group, Inc., a public company that provides alternative management and institutional research services, and is a majority-owned subsidiary of GGCP.

Sales by Rights Agent

Holders of Rights who are unable or do not wish to exercise any or all of their Rights may instruct the Rights Agent to sell any unexercised Rights. The Subscription Certificates representing the Rights to be sold by the Rights Agent must be received prior to 5:00 PM, Eastern Time, on [●], 2019, [●] Business Days prior to the Expiration Date (or, if the subscription period is extended, prior to 5:00 PM Eastern Time, on the [●] Business Day prior to the extended Expiration Date). Upon the timely receipt of the appropriate instructions to sell Rights, the Rights Agent will use its best efforts to complete the sale and will remit the proceeds of sale, net of any commissions, to the holders. The Rights Agent will also attempt to sell any Rights attributable to shareholders of record whose addresses are outside the United States [and Canada], or who have an APO or FPO address. The selling Rights holder will pay all brokerage commissions incurred by the Rights Agent. [G.research, LLC] (the “Dealer Manager”), a registered broker-dealer, may also act on behalf of its clients to purchase or sell Rights in the open market and be compensated for its services at a commission of up to $[●] per Right, provided that, if the Rights trade at a value of $0.01 or less at the time of such sale, then no commission will be charged. The Dealer Manager is a wholly-owned subsidiary of Institutional Services Holdings, LLC, which in turn is a wholly owned subsidiary of Associated Capital Group, Inc., an affiliate of the Investment Adviser, which is, in turn, indirectly majority-owned by Mario J. Gabelli. As a result of these relationships, Mr. Gabelli is a “controlling person” of the Dealer Manager.

The Rights Agent will automatically attempt to sell any unexercised Rights that remain unclaimed as a result of Subscription Certificates being returned by the postal authorities as undeliverable as of the [●] Business Day prior to the Expiration Date. These sales will be made net of commissions, taxes and any other expenses paid on behalf of the nonclaiming holders of Rights. Proceeds from those sales will be held by [Computershare Trust Company,

1 Mr. Gabelli will be deemed to be the direct beneficial owner of [●] Rights owned directly by Mr. Gabelli, [●] Rights owned by a family partnership for which Mr. Gabelli serves as general partner, and [●] Rights owned by Associated Capital Group, Inc. or its affiliates.

N.A.,] in its capacity as the Fund’s transfer agent, for the account of the nonclaiming holder of Rights until the proceeds are either claimed or escheated. There can be no assurance that the Rights Agent will be able to complete the sale of any of these Rights and neither the Fund nor the Rights Agent has guaranteed any minimum sales price for the Rights. All of these Rights will be sold at the market price, if any, through an exchange or market trading the Rights. If the Rights can be sold, sales of the Rights will be deemed to have been effected at the weighted average price received by the Rights Agent on the day such Rights are sold, less any applicable brokerage commissions, taxes and other expenses. Holders of Rights attempting to sell any unexercised Rights in the open market through a broker-dealer other than the Dealer Manager should consider the commissions and fees charged by the broker-dealer prior to selling their Rights on the open market.

Shareholders are urged to obtain a recent trading price for the Rights on the [●] from their broker, bank, financial advisor or the financial press.

Method of Selling or Transferring Rights

The Rights are transferable and will be admitted for trading on the [●] under the symbol “[●]”. Although no assurance can be given that a market for the Rights will develop, trading in the Rights on the [●] is expected to begin [●] Business Days prior to the Record Date and may be conducted until the close of trading on the last [●] trading day prior to the Expiration Date.

The value of the Rights, if any, will be reflected by the market price. Rights may be sold by individual holders or may be submitted to the Rights Agent for sale. Any Rights submitted to the Rights Agent for sale must be received by the Rights Agent prior to 5:00PM, Eastern Time, on [●], 2019 [●] 2019, three Business Days prior to the Expiration Date (or, if the subscription period is extended, prior to 5:00 PM, Eastern Time on the third Business Day prior to the extended Expiration Date).

[Rights that are sold will not confer any right to acquire any Common Shares in any [primary or secondary] over-subscription privilege, and any Record Date Shareholder who sells any Rights will not be eligible to participate in the [primary or secondary] over-subscription privilege, if any.]

Trading of the Rights on the [●] will be conducted on a when-issued basis until and including the date on which the Subscription Certificates (as defined below) are mailed to Record Date Shareholders and thereafter will be conducted on a regular-way basis until and including the last [●] trading day prior to the Expiration Date. The Common Shares are expected to begin trading ex-Rights [●] Business Day[s] prior to the Record Date.

The Rights evidenced by a single Subscription Certificate may be transferred in whole by endorsing the Subscription Certificate for transfer in accordance with the accompanying instructions. A portion of the Rights evidenced by a single Subscription Certificate (but not fractional Rights) may be transferred by delivering to the Rights Agent a Subscription Certificate properly endorsed for transfer, with instructions to register the portion of the Rights evidenced thereby in the name of the transferee (and to issue a new Subscription Certificate to the transferee evidencing the transferred Rights). In this event, a new Subscription Certificate evidencing the balance of the Rights will be issued to the Rights holder or, if the Rights holder so instructs, to an additional transferee.

Holders wishing to transfer all or a portion of their Rights (but not fractional Rights) should promptly transfer such Rights to ensure that: (i) the transfer instructions will be received and processed by the Rights Agent, (ii) a new Subscription Certificate will be issued and transmitted to the transferee or transferees with respect to transferred Rights, and to the transferor with respect to retained Rights, if any, and (iii) the Rights evidenced by the new Subscription Certificates may be exercised or sold by the recipients thereof prior to the Expiration Date. Neither the Fund nor the Rights Agent shall have any liability to a transferee or transferor of Rights if Subscription Certificates are not received in time for exercise or sale prior to the Expiration Date.

Except for the fee for its services charged by the Rights Agent (which will be paid by the Fund as described below), all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale, transfer or exercise of Rights will be for the account of the transferor of the Rights, and none of these commissions, fees or expenses will be borne by the Fund or the Rights Agent.

The Fund anticipates that the Rights will be eligible for transfer through, and that the exercise of the Rights may be effected through, the facilities of DTC (Rights exercised through DTC are referred to as “DTC Exercised Rights”).

Rights Agent

The Rights Agent is [●]. The Rights Agent will receive from the Fund an amount estimated to be $[●], comprised of the fee for its services and the reimbursement for certain expenses related to the Rights offering.

Inquiries

For additional information all holders of Rights should contact the Fund by telephone at 800-GABELLI (422-3554) or 914-921-5070, or by written request to The Gabelli Equity Trust Inc., One Corporate Center, Rye, New York 10580-1422.

Administrative Agent

[●] is serving as administrative agent for this Rights offering. [●] will perform administrative services in connection with the Rights offering, including consultation and preparation in connection with the search of, and distribution of materials to, brokers and banks, and other nominees. [●] will also perform other administrative and back office services at the Fund’s authorization and instruction. For its services, [●] will receive a fee of $[●] from the Fund, plus reimbursement of its out-of-pocket expenses.

Method of Exercise of Rights

Rights may be exercised by completing and signing the Subscription Certificate and mailing it in the envelope provided, or otherwise delivering the completed and signed Subscription Certificate to the Rights Agent, together with payment for the Common Shares as described below under “Payment for Shares.” Rights may also be exercised through the broker of a holder of Rights, who may charge the holder of Rights a servicing fee in connection with such exercise.

Completed Subscription Certificates and payment must be received by the Rights Agent prior to 5:00 PM Eastern Time, on the Expiration Date (unless payment is effected by means of a notice of guaranteed delivery as described below under “Payment for Shares”). Your broker, bank, trust company or other intermediary may impose a deadline for exercising Rights earlier than 5:00 PM, Eastern Time, on the Expiration Date. The Subscription Certificate and payment should be delivered to the Rights Agent at the following address:

If By First Class Mail:

The Gabelli Equity Trust Inc.

[●]

If By Registered, Certified or Express Mail or Overnight Courier:

The Gabelli Equity Trust Inc.

[●]

Payment for Shares

Holders of Rights who acquire Common Shares in the Subscription may choose between the following methods of payment:

(1) A holder of Rights can send the Subscription Certificate, together with payment in the form of a check (which must include the name of the shareholder on the check) for the Common Shares subscribed for in the Rights offering and, if eligible, for any additional Common Shares subscribed for pursuant to the over-subscription privilege, to the Rights Agent based on the Subscription Price of $[●] per Common Share. To be accepted, the payment, together with the executed Subscription Certificate, must be received by the Rights Agent at one of the addresses noted above prior to 5:00 PM Eastern Time on the Expiration Date. The Rights Agent will deposit all share purchase checks received by it prior to the final due date into a segregated account pending proration and distribution of Common Shares. The Rights Agent will not accept cash as a means of payment for Common Shares.

(2) Alternatively, a subscription will be accepted by the Rights Agent if, prior to 5:00 PM Eastern Time on the Expiration Date, the Rights Agent has received a written notice of guaranteed delivery by mail or email from a bank, trust company, or a NYSE member, guaranteeing delivery of a properly completed and executed Subscription Certificate. In order for the notice of guarantee to be valid, full payment for the Common Shares at the Subscription Price of $[●] per Common Share must be received with the notice. The Rights Agent will not honor a notice of guaranteed delivery unless a properly completed and executed Subscription Certificate is received by the Rights Agent by the close of business on the [third] Business Day after the Expiration Date. The notice of guaranteed delivery must be emailed to the Rights Agent at [●] or delivered to the Rights Agent at one of the addresses noted above.

EXCEPT AS OTHERWISE SET FORTH BELOW, A PAYMENT PURSUANT TO THIS METHOD MUST BE IN UNITED STATES DOLLARS BY CHECK (WHICH MUST INCLUDE THE NAME OF THE SHAREHOLDER ON THE CHECK) DRAWN ON A BANK LOCATED IN THE CONTINENTAL UNITED STATES [(OR FOR ELIGIBLE CANADIAN RESIDENTS, A BANK LOCATED IN CANADA)], MUST BE PAYABLE TO THE GABELLI EQUITY TRUST INC. AND MUST ACCOMPANY AN EXECUTED SUBSCRIPTION CERTIFICATE TO BE ACCEPTED.

If a holder of Rights who acquires Common Shares pursuant to the Rights offering does not make payment of all amounts due, the Fund reserves the right to take any or all of the following actions: (i) find other purchasers for such subscribed-for and unpaid-for Common Shares; (ii) apply any payment actually received by it toward the purchase of the greatest whole number of Common Shares which could be acquired by such holder upon exercise of the Rights or any over-subscription privilege; (iii) sell all or a portion of the Common Shares purchased by the holder, in the open market, and apply the proceeds to the amounts owed; and (iv) exercise any and all other rights or remedies to which it may be entitled, including, without limitation, the right to set off against payments actually received by it with respect to such subscribed Common Shares and to enforce the relevant guarantee of payment.

Any payment required from a holder of Rights must be received by the Rights Agent prior to 5:00 PM Eastern Time on the Expiration Date. Issuance and delivery of certificates for the Common Shares purchased are subject to collection of checks. If sent by mail it is recommended that the certificates and payments be sent by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the Rights Agent and clearance of payment prior to 5:00 PM, Eastern Time, on the Expiration Date.

Within [●] Business Days following the Expiration Date (the “Confirmation Date”), a confirmation will be sent by the Rights Agent to each holder of Rights (or, if the Common Shares are held by Cede or any other depository or nominee, to Cede or such other depository or nominee), showing (i) the number of Common Shares acquired pursuant to the Subscription, (ii) the number of Common Shares, if any, acquired pursuant to the over-subscription privilege, and (iii) the per share and total purchase price for the Common Shares. Any payment required from a holder of Rights must be received by the Rights Agent on or prior to the Expiration Date. Any excess payment to be refunded by the Fund to a holder of Rights, or to be paid to a holder of Rights as a result of sales of Rights on its behalf by the Rights Agent, will be mailed by the Rights Agent to the holder within [●] Business Days after the Expiration Date.

A holder of Rights will have no right to rescind a purchase after the Rights Agent has received payment either by means of a notice of guaranteed delivery or a check, which must include the name of the shareholder on the check.

Holders, such as broker-dealers, trustees or depositories for securities, who hold Common Shares for the account of others, should notify the respective beneficial owners of the Common Shares as soon as possible to ascertain such beneficial owners’ intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the record holder of the Rights should complete Subscription Certificates and submit them to the Rights Agent with the proper payment. In addition, beneficial owners of Common Shares or Rights held through such a holder should contact the holder and request that the holder effect transactions in accordance with the beneficial owner’s instructions. Banks, broker-dealers, trustees and other nominee holders that hold Common Shares of the Fund for the accounts of others are advised to notify those persons that purchase Rights in the secondary market that such Rights may not participate in any over-subscription privilege offered.

THE INSTRUCTIONS ACCOMPANYING THE SUBSCRIPTION CERTIFICATES SHOULD BE READ CAREFULLY AND FOLLOWED IN DETAIL. DO NOT SEND SUBSCRIPTION CERTIFICATES TO THE FUND.

THE METHOD OF DELIVERY OF SUBSCRIPTION CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE RIGHTS AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDERS, BUT IF SENT BY MAIL IT IS RECOMMENDED THAT THE CERTIFICATES AND PAYMENTS BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY TO THE RIGHTS AGENT AND CLEARANCE OF PAYMENT PRIOR TO [5:00 PM] EASTERN TIME, ON THE EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, YOU ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF A CERTIFIED OR CASHIER’S CHECK, WHICH MUST INCLUDE THE NAME OF THE SHAREHOLDER ON THE CHECK.

All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Fund, whose determinations will be final and binding. The Fund in its sole discretion may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Fund determines in its sole discretion. Neither the Fund nor the Rights Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Certificates or incur any liability for failure to give such notification.

Foreign Restrictions

Subscription Certificates will only be mailed to Record Date Shareholders whose addresses are within the United States (other than an APO or FPO address; for these purposes, the United States includes the District of Columbia and the territories and possessions of the United States). Because the offering of the Rights will not be registered in any jurisdiction other than the United States, the Rights Agent will attempt to sell all of the Rights issued to shareholders of record outside of these jurisdictions and remit the net proceeds, if any, to such shareholders of record. If the Rights can be sold, sales of these Rights will be deemed to have been effected at the weighted average price received by the Rights Agent on the day the Rights are sold, less any applicable brokerage commissions, taxes and other expenses.

Notice of Net Asset Value Decline

The Fund has, pursuant to the SEC’s regulatory requirements, undertaken to suspend the Rights offering until the Fund amends this Prospectus Supplement if, after [●], 2019 (the date of this Prospectus Supplement), the Fund’s net asset value declines more than 10% from the Fund’s net asset value as of that date. In that event, the Expiration Date will be extended and the Fund will notify Record Date Shareholders of record of any such decline and permit Rights holders to cancel their exercise of Rights.

Certain Employee Benefit Plan and IRA Considerations

[Holders of Rights that are employee benefit plans subject to limitations imposed by the Internal Revenue Code of 1986, as amended (the “Code”), such as employee plans subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Keogh Plans and Individual Retirement Accounts (“IRA”) (each a “Benefit Plan” and collectively, “Benefit Plans”), should be aware that the use of additional contributions of cash outside of the Benefit Plan to exercise Rights may be treated as additional contributions to the Benefit Plan. When taken together with contributions previously made, such deemed additional contributions may be in excess of tax limitations and subject the Rights holder to excise taxes for excess or nondeductible contributions. In the case of Benefit Plans qualified under Section 401(a) of the Code, additional contributions could cause the maximum contribution limitations of Section 415 of the Code or other qualification rules to be violated. Benefit Plans contemplating making additional contributions to exercise Rights should consult with their legal and tax counsel prior to making such contributions.

Benefit Plans and other tax exempt entities, including governmental plans, should also be aware that if they borrow to finance their exercise of Rights, they may become subject to the tax on unrelated business taxable income (“UBTI”) under Section 511 of the Code. If any portion of an IRA is used as security for a loan, the portion so used may also be treated as distributed to the IRA depositor.

A Benefit Plan may also be subject to laws, such as ERISA, that impose certain requirements on the Benefit Plan and on those persons who are fiduciaries with respect to the Benefit Plans. Such requirements may include prudence and diversification requirements and require that investments be made in accordance with the documents governing the Benefit Plan. The exercise of Rights by a fiduciary for a Benefit Plan should be considered in light of such fiduciary requirements.

In addition, ERISA and the Code prohibit certain transactions involving the assets of a Benefit Plan and certain persons (referred to as “parties in interest” for purposes of ERISA and “disqualified persons” for purposes of the Code) having certain relationships to such Benefit Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a nonexempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code (or with respect to certain Benefit Plans, such as IRAs, a prohibited transaction may cause the Benefit Plan to lose its tax-exempt status). In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions (“PTCEs”) that may apply to the exercise of the Rights and holding of the Common Shares. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers, PTCE 84-24 governing purchases of shares in investment companies) and PTCE 75-1 respecting sales of securities. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code each provides a limited exemption, commonly referred to as the “service provider exemption,” from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions between a Benefit Plan and a person that is a party in interest and/or a disqualified person (other than a fiduciary or an affiliate that, directly or indirectly, has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of any Benefit Plan involved in the transaction) solely by reason of providing services to the Benefit Plan or by relationship to a service provider, provided that the Benefit Plan receives no less, nor pays no more, than adequate consideration. There can be no assurance that all of the conditions of any such exemptions or any other exemption will be satisfied at the time that the Rights are exercised, or thereafter while the Common Shares are held, if the facts relied upon for utilizing a prohibited transaction exemption change.

Due to the complexity of these rules and the penalties for noncompliance, fiduciaries of Benefit Plans should consult with their legal and tax counsel regarding the consequences of their exercise of Rights under ERISA, the Code and other similar laws.

TABLE OF FEES AND EXPENSES

The following tables are intended to assist you in understanding the various costs and expenses directly or indirectly associated with investing in our Common Shares as a percentage of net assets attributable to Common Shares. Amounts are for the current fiscal year after giving effect to anticipated net proceeds of the Rights offering, assuming that we incur the estimated offering expenses.

Shareholder Transaction Expenses

Record Date Sales Load (as a percentage of offering price)	[●]%
Offering Expenses (as a percentage of offering price)	[●]%
Dividend Reinvestment Plan Fees	None(1)
Voluntary Cash Purchase Plan Purchase Transaction Fee	$0.75(1)
Voluntary Cash Purchase Plan Sale Transaction Fee	$2.50(1)

Percentage of Net Assets Attributable to Common Shares

Annual Expenses
Management Fees	[●]%(2)
Interest on Borrowed Funds	[●]
Other Expenses	[●]%(3)

Total Annual Fund Operating Expenses	[●]%
Dividends on Preferred Stock	%(4)
Total Annual Fund Operating Expenses and Dividends on Preferred Stock	[●]%

(1)

There are no fees charged to stockholders for participating in the Fund’s Automatic Dividend Reinvestment and Voluntary Cash Purchase Plan. However, stockholders participating in the Plan that elect to make additional cash purchases under the Plan would pay $0.75 per transaction plus a per share fee (which includes any applicable brokerage commissions) to purchase shares and $2.50 per transaction plus a per share fee (which includes any applicable brokerage commissions) to sell shares. See “Automatic Dividend Reinvestment and Voluntary Cash Purchase Plan” in the Prospectus.

(2)

The Investment Adviser’s fee is 1.00% annually of the Fund’s average weekly net assets. The Fund’s average weekly net assets will be deemed to be the average weekly value of the Fund’s total assets minus the sum of the Fund’s liabilities (such liabilities exclude (i) the aggregate liquidation preference of outstanding shares of preferred stock and accumulated dividends, if any, on those shares and (ii) the liabilities for any money borrowed). Consequently, because the Fund has shares of preferred stock outstanding, the investment management fees and other expenses as a percentage of net assets attributable to common stock are higher than if the Fund did not utilize a leveraged capital structure.

(3)	“Other Expenses” are based on estimated amounts for the current year assuming completion of the proposed issuance.

(4)	The Dividends on Preferred Stock represent distributions on the existing preferred stock outstanding.

The purpose of the table above and the examples below is to help you understand all fees and expenses that you, as a holder of Common Shares, would bear directly or indirectly.

Example

The following example illustrates the expenses you would pay on a $1,000 investment in Common Shares, assuming a 5% annual portfolio total return.*

	1 Year	3 Years	5 Years	10 Years
Total Expenses Incurred	$[●]	$[●]	$[●]	$[●]

*

The example should not be considered a representation of future expenses. The example assumes that the amounts set forth in the Annual Expenses table are accurate and that all distributions are reinvested at net asset value. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

The example above includes Dividends on Preferred Stock. If Dividends on Preferred Stock were not included in the example calculation, the expenses would be as follows (based on the same assumptions as above).

	1 Year	3 Years	5 Years	10 Years
Total Expenses Incurred	$[●]	$[●]	$[●]	$[●]

USE OF PROCEEDS

The Fund estimates the net proceeds of the Rights offering to be approximately $[●], based on the Subscription Price per share of Common Share $[●], assuming all new Common Shares offered are sold and that the expenses related to the Rights offering estimated at approximately $[●] are paid.

The Investment Adviser expects that it will initially invest the proceeds of the offering in high quality short term debt securities and instruments. The Investment Adviser anticipates that the investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to be substantially completed within three months; however, the identification of appropriate investment opportunities pursuant to the Fund’s investment style or changes in market conditions may cause the investment period to extend as long as six months. This could occur because the Investment Adviser follows a value-oriented investment strategy; therefore, market conditions could result in the Investment Adviser delaying the investment of proceeds if it believes the margin of risk in making additional investments is not favorable in light of its value-oriented investment strategy. See “Investment Objectives and Policies—Investment Methodology of the Fund” in the accompanying Prospectus. Depending on market conditions and operations, a portion of the cash held by the Fund, including any proceeds raised from the offering, may be used to pay distributions in accordance with the Fund’s distribution policy.

CAPITALIZATION

[To be provided.]

PRICE RANGE OF COMMON SHARES

The following table sets forth for the quarters indicated, the high and low sale prices on the NYSE per share of our Common Shares and the net asset value and the premium or discount from net asset value per share at which the Common Shares were trading, expressed as a percentage of net asset value, at each of the high and low sale prices provided.

[To be provided.]

The last reported price for our Common Shares on [●], 2019 was $[●] per share. As of [●], 2019, the net asset value per share of the Fund’s Common Shares was $[●]. Accordingly, our Common Shares traded at a [premium to] [discount from] net asset value of [●]% on [●], 2019.

The Fund’s Common Shares have traded in the market at both premiums to and discounts from net asset value. Over the Fund’s thirty-three year history, the range fluctuated from a 38% premium in June 2002 to a 27% discount in December 1987. Beginning in early 2001, the market price of the Fund exceeded the net asset value and this premium continued through August 2005. The previous extended period over which the premium existed occurred during the twenty month period from August 1993 to March 1995. As of [●], 2019, the market price of the Fund closed at an approximate [●]% premium to its net asset value.

SPECIAL CHARACTERISTICS AND RISKS OF THE RIGHTS OFFERING

Risk is inherent in all investing. Therefore, before investing in the Common Shares you should consider the risks associated with such an investment carefully. See “Risk Factors and Special Considerations” in the Prospectus. The following summarizes some of the matters that you should consider before investing in the Fund through the Rights offering:

Dilution. Shareholders who do not exercise their Rights may, at the completion of the Subscription Period, own a smaller proportional interest in the Fund than if they exercised their Rights. As a result of the Rights offering, you may experience dilution in net asset value per share if the subscription price is below the net asset value per share as of the Expiration Date. If the Subscription Price per share is below the net asset value per Common Share of the Fund as of the Expiration Date, you will experience an immediate dilution of the aggregate net asset value of your shares if you do not participate in the Rights offering and you will experience a reduction in the net asset value per share of your shares whether or not you participate in the Rights offering.

If you do not exercise all of your Rights, you may own a smaller proportional interest in the Fund when the Rights offering is over. In addition, you will experience an immediate dilution of the aggregate net asset value per Common Share if you do not participate in the Rights offering and will experience a reduction in the net asset value per Common Share whether or not you exercise your Rights, if the Subscription Price is below the Fund’s net asset value per Share on the Expiration Date, because:

•	the offered common shares are being sold at less than their current net asset value;

•	you will indirectly bear the expenses of the Rights offering; and

•	the number of common shares outstanding after the Rights offering will have increased proportionately more than the increase in the amount of the Fund’s net assets.

On the other hand, if the Subscription Price is above the Fund’s net asset value per Common Share on the Expiration Date, you may experience an immediate accretion of the aggregate net asset value per shares of your Common Shares even if you do not exercise your Rights and an immediate increase in the net asset value per share of your Common Shares whether or not you participate in the Rights offering, because:

•	the offered common shares are being sold at more than their current net asset value after deducting the expenses of the Rights offering; and

•	the number of common shares outstanding after the Rights offering will have increased proportionately less than the increase in the amount of the Fund’s net assets.

[Furthermore, if you do not participate in the over-subscription privilege, if any, your percentage ownership may also be diluted.] The Fund cannot state precisely the amount of any dilution because it is not known at this time what the net asset value per Common Share will be on the Expiration Date or what proportion of the Rights will be exercised. The impact of the Rights offering on net asset value per Common Share is shown by the following examples, assuming the Rights offering is fully subscribed and a $[●] Subscription Price:

[Scenario 1: (assumes net asset value per share is above subscription price)(1)
NAV(2)	[—]
Subscription Price	[—]
Reduction in NAV($)(3)	[—]
Reduction in NAV(%)	[—]]
[Scenario 2: (assumes net asset value per share is below subscription price)(1)
NAV(2)	[—]
Subscription Price	[—]
Increase in NAV($)(3)	[—]
Increase in NAV(%)	[—]]

(1)	Both examples assume the full primary subscription and secondary over-subscription privilege are exercised. Actual amounts may vary due to rounding.
(2)

For illustrative purposes only; reflects the Fund’s net asset value per Common Shares as of [●], 2019. It is not known at this time what the net asset value per Common Share will be on the Expiration Date.

(3)	Assumes $[●] in estimated offering expenses.

If you do not wish to exercise your Rights, you should consider selling them as set forth in this Prospectus Supplement. Any cash you receive from selling your Rights may serve as partial compensation for any possible dilution of your interest in the Fund. The Fund cannot give assurance, however, that a market for the Rights will develop or that the Rights will have any marketable value.

[The Fund’s largest shareholders could increase their percentage ownership in the Fund through the exercise of the primary subscription and over-subscription privilege.]

Leverage. Leverage creates a greater risk of loss, as well as a potential for more gain, for the Common Shares than if leverage were not used. Following the completion of the Rights offering, the Fund’s amount of leverage outstanding will decrease. The leverage of the Fund as of [●], 2019 was approximately [●]% of the Fund’s net assets. After the completion of the Rights offering, the amount of leverage outstanding is expected to decrease to [●]% of the Fund’s net assets. The use of leverage for investment purposes creates opportunities for greater total returns but at the same time increases risk. When leverage is employed, the net asset value and market price of the Common Shares and the yield to holders of Common Shares may be more volatile. Any investment income or gains earned with respect to the amounts borrowed in excess of the interest due on the borrowing will augment the Fund’s income. Conversely, if the investment performance with respect to the amounts borrowed fails to cover the interest on such borrowings, the value of the Fund’s Common Shares may decrease more quickly than would otherwise be the case, and distributions on the Common Shares could be reduced or eliminated. Interest payments and fees incurred in connection with such borrowings will reduce the amount of net income available for distribution to holders of the Common Shares.

Because the fee paid to the Investment Adviser is calculated on the basis of the Fund’s average weekly net assets, which include the proceeds of leverage, the dollar amount of the management fee paid by the Fund to the Investment Adviser will be higher (and the Investment Adviser will be benefited to that extent) when leverage is utilized. The Investment Adviser will utilize leverage only if it believes such action would result in a net benefit to the Fund’s shareholders after taking into account the higher fees and expenses associated with leverage (including higher management fees).

The Investment Adviser has agreed to reduce the management fee on the incremental assets attributable to the Fund’s Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares if the total return of the NAV of the shares of common stock of the Fund, including distributions and advisory fees subject to reduction, does not exceed the stated dividend rate of the Series C Preferred Shares, Series D Preferred Shares and Series E

Preferred Shares for the year. The Fund’s total return on the NAV of shares of the Fund’s common stock is monitored on a monthly basis to assess whether the total return on the NAV of such shares exceeds the stated dividend rate of the Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares.

The Fund’s leveraging strategy may not be successful.

Increase in Share Price Volatility; Decrease in Share Price. The Rights offering may result in an increase in trading of the Common Shares, which may increase volatility in the market price of the Common Shares. The Rights offering may result in an increase in the number of shareholders wishing to sell their Common Shares, which would exert downward price pressure on the price of Common Shares.

Under-Subscription. It is possible that the Rights offering will not be fully subscribed. Under-subscription of the Rights offering would have an impact on the net proceeds of the Rights offering and whether the Fund achieves any benefits.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OFFERING

The following is a general summary of the U.S. federal income tax consequences of the Rights offering to Record Date Shareholders who are U.S. persons for U.S. federal income tax purposes. The following summary supplements the discussion set forth in the accompanying Prospectus and SAI and is subject to the qualifications and assumptions set forth therein. The discussion set forth herein does not constitute tax advice and potential investors are urged to consult their own tax advisers to determine the tax consequences of investing in the Fund.

Please refer to the “Taxation” sections in the Fund’s Prospectus and SAI for a description of the consequences of investing in the Common Shares of the Fund. Special tax considerations relating to this Rights offering are summarized below:

•	The value of a Right will not be includible in the income of a Common Shareholder at the time the subscription Right is issued.

•

The basis of a Right issued to a Common Shareholder will be zero, and the basis of the share with respect to which the Right was issued (the old share) will remain unchanged, unless either (a) the fair market value of the Right on the date of distribution is at least 15% of the fair market value of the old share, or (b) such Common Shareholder affirmatively elects (in the manner set out in Treasury regulations under the Code) to allocate to the Right a portion of the basis of the old share. If either (a) or (b) applies, such Common Shareholder must allocate basis between the old share and the Right in proportion to their fair market values on the date of distribution.

•	The basis of a Right purchased in the market will generally be its purchase price.

•	The holding period of a Right issued to a Common Shareholder will include the holding period of the old share.

•

No loss will be recognized by a Common Shareholder if a Right distributed to such Common Shareholder expires unexercised because the basis of the old share may be allocated to a Right only if the Right is exercised. If a Right that has been purchased in the market expires unexercised, there will be a recognized loss equal to the basis of the Right.

•

Any gain or loss on the sale of a Right will be a capital gain or loss if the Right is held as a capital asset (which in the case of a Right issued to Record Date Shareholders will depend on whether the old share is held as a capital asset), and will be a long term capital gain or loss if the holding period is deemed to exceed one year.

•

No gain or loss will be recognized by a Common Shareholder upon the exercise of a Right, and the basis of any Common Share acquired upon exercise (the new Common Share) will equal the sum of the basis, if any, of the Right and the subscription price for the new Common Share. The holding period for the new Common Share will begin on the date when the Right is exercised (or, in the case of a Right purchased in the market, potentially the day after the date of exercise).

The foregoing is a general and abbreviated summary of the provisions of the Code and the Treasury regulations in effect as they directly govern the taxation of the Fund and its Common Shareholders, with respect to U.S. federal income taxation only. Other tax issues such as state and local taxation may apply. Investors are urged to consult their own tax advisers to determine the tax consequences of investing in the Fund. These provisions are subject to change by legislative or administrative action, and any such change may be retroactive.

DISTRIBUTION ARRANGEMENTS

G.research, LLC, which is a broker-dealer and member of the Financial Industry Regulatory Authority, Inc. will act as Dealer Manager for the Rights offering. Under the terms and subject to the conditions contained in the Dealer Manager Agreement among the Fund, the Investment Adviser, and the Dealer Manager (the “Dealer Manager Agreement”), the Dealer Manager will provide financial structuring services and marketing services in connection with the offering and will solicit the exercise of Rights and participation in the over-subscription privilege. The Fund will not pay the Dealer Manager a fee for its financial structuring, marketing and soliciting services. The Fund and the Investment Adviser have each agreed to indemnify the Dealer Manager or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act. The Dealer Manager Agreement also provides that the Dealer Manager will not be subject to any liability to the Fund in rendering the services contemplated by the Dealer Manager Agreement except for any act of bad faith, willful misconduct or gross negligence of the Dealer Manager or reckless disregard by the Dealer Manager of its obligations and duties under the Dealer Manager Agreement.

Prior to the expiration of the Rights offering, the Dealer Manager may independently offer for sale Rights or Common Shares to be acquired by it through purchasing and exercising Rights, at prices it sets. Gains or losses may be realized by the Dealer Manager through the purchase and exercise of Rights or purchase and sale of Common Shares. Such activity is intended by the Dealer Manager to facilitate the Rights offering and any such gains or losses are not expected to be material to the Dealer Manager.

In the ordinary course of their businesses, the Dealer Manager and/or its affiliates may engage in investment banking or financial transactions with the Fund, the Investment Adviser and their affiliates.

The Fund will pay the out of pocket expenses of the Dealer Manager, including the printing or other production, mailing and delivery expenses incurred in connection with Offering Materials (as defined in the Dealer Manager Agreement), including all reasonable out of pocket fees and expenses, if any and not to exceed $1,000, incurred by the Dealer Manager and other brokers, dealers and financial institutions in connection with their customary mailing and handling of materials related to the Rights offering to their customers. These reimbursements will not exceed [●]% of the total public offering price of the Common Shares.

The principal business address of G.research, LLC is One Corporate Center, Rye, New York 10580-1422.

The Dealer Manager is a wholly owned subsidiary of Institutional Services Holdings, LLC, which in turn is a wholly owned subsidiary of Associated Capital Group, Inc., an affiliate of the Investment Adviser, which is, in turn, indirectly majority-owned by Mario J. Gabelli. As a result of these relationships, Mr. Gabelli is a “controlling person” of the Dealer Manager.

LEGAL MATTERS

Certain legal matters will be passed on by Willkie Farr & Gallagher LLP, counsel to the Fund, in connection with this Rights offering and the offering of the Common Shares. Willkie Farr & Gallagher LLP may rely as to certain matters of Maryland law on the opinion of Venable LLP.

FINANCIAL STATEMENTS

[The Fund’s unaudited financial statements as of and for the six months ended June 30, 201[●] should be read in conjunction with the audited financial statements of the Fund and the Notes thereto included in the Annual Report to the Fund’s shareholders for the fiscal year ended December 31, 201[●].] The audited annual financial statements of the Fund for the fiscal year ended December 31, 201[●] [and the unaudited semiannual financial statements of the Fund for the six months ended June 30, 201[●]] are incorporated by reference into this Prospectus Supplement, the accompanying Prospectus and the SAI. Portions of the Fund’s annual report [and semiannual report] other than the financial statements and related footnotes thereto are not incorporated into, and do not form a part of, this Prospectus Supplement, the accompanying Prospectus or the SAI.

THE GABELLI EQUITY TRUST INC.

[●] Rights for [●] Shares of Common Stock

Subscription Rights to Acquire Shares of Common Stock

Issuable Upon Exercise of Rights to

Subscribe for Such Shares of Common Stock

PROSPECTUS SUPPLEMENT

[●], 2019

The information in this Prospectus Supplement is not complete and may be changed. The Fund may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus Supplement is not an offer to sell these securities and is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [●], 2019

Filed Pursuant to Rule 497(c)

Registration Statement No. 333-220232

THE GABELLI EQUITY TRUST INC.

PROSPECTUS SUPPLEMENT

(To Prospectus dated [●], 2019)

Rights for Shares

Subscription Rights for [●]% Series [●] [●] Preferred Stock

The Gabelli Equity Trust Inc. (the “Fund”, “we”, “us” or “our”) is issuing subscription rights (the “Rights”) to our [common] [preferred] stockholders to purchase shares of [●]% Series [●] [●] Preferred Stock (the “Series [●] Preferred Shares”).

The Fund is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund’s primary investment objective is to achieve long term growth of capital by investing primarily in a portfolio of equity securities consisting of common stock, preferred stock, convertible or exchangeable securities, and warrants and rights to purchase such securities. Income is a secondary investment objective. Under normal market conditions, the Fund will invest at least 80% of the value of its total assets in equity securities. The Fund’s investment adviser is Gabelli Funds, LLC (the “Investment Adviser”).

Shares of our common stock are listed on the New York Stock Exchange (“NYSE”) under the symbol “GAB.” On [●], 2019 (the last trading date prior to the Common Stock trading ex-Rights), the last reported net asset value per share of the Common Stock was $[●] and the last reported sales price per share of Common Stock on the NYSE was $[●]. Shares of our 5.875% Series D Cumulative Preferred Stock (“Series D Preferred”), our Series G Cumulative Preferred Stock (“Series G Preferred”), our 5.00% Series H Cumulative Preferred Stock (“Series H Preferred”) and our 5.45% Series J Cumulative Preferred Stock (“Series J Preferred”) are listed on the NYSE under the symbol “GAB PrD,” “GAB PrG,” “GAB PrH” and “GAB PrJ,” respectively. On [●], 2019 (the last trading day prior to the Series [●] Preferred Shares trading ex-Rights), the last reported sales price per share of Series [●] Preferred Shares on the NYSE was $[●].

[Application [has been] [will be] made to list the Series [●] Preferred Shares on the [●]. If the application is approved, the Series [●] Preferred Shares are expected to commence trading on the [●] within [●] days of the date of issuance.]

An investment in the Fund is not appropriate for all investors. We cannot assure you that the Fund’s investment objectives will be achieved. You should read this Prospectus Supplement and the accompanying Prospectus before deciding whether to invest in preferred stock and retain it for future reference. The Prospectus Supplement and the accompanying Prospectus contain important information about us. Material that has been incorporated by reference and other information about us can be obtained from us by calling 800-GABELLI (422-3554) or from the Securities and Exchange Commission’s (“SEC”) website (http://www.sec.gov). For additional information all holders of rights should contact the Information Agent, [●], toll-free at [●] or please send written request to: [●].

Investing in preferred stock through Rights involves certain risks that are described in the “Special Characteristics and Risks of the Rights Offering” section of this Prospectus Supplement and the “Risk Factors and Special Considerations” section beginning on page 33 of the accompanying Prospectus.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Per Share	Total
Subscription price of Series [●] Preferred Shares to shareholders exercising Rights	$[●]	$[●]
Underwriting discounts and commissions(1)	$[●]	$[●]
Proceeds, before expenses, to the Fund (2)	$[●]	$[●]

(1)	Based on a Dealer Manager solicitation fee of $[●] per share of preferred stock.

(2)	The aggregate expenses of the offering (excluding underwriting discounts and commissions) are estimated to be $[●].

The preferred stock is expected to be ready for delivery in book-entry form through the Depository Trust Company on or about [●], 2019. If the offer is extended, the preferred stock is expected to be ready for delivery in book-entry form through the Depository Trust Company on or about [●], 2019.

The date of this Prospectus Supplement is [●], 2019.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this Prospectus Supplement and the accompanying Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Prospectus, respectively. Our business, financial condition, results of operations and prospects may have changed since those dates. In this Prospectus Supplement and in the accompanying Prospectus, unless otherwise indicated, “Fund,” “us,” “our” and “we” refer to The Gabelli Equity Trust Inc., a Maryland corporation. This Prospectus Supplement also includes trademarks owned by other persons.

Prospectus Supplement

Prospectus

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the accompanying Prospectus and the Statement of Additional Information (the “SAI”) contain “forward-looking statements.” Forward-looking statements can be identified by the words “may,” “will,” “intend,” “expect,” “estimate,” “continue,” “plan,” “anticipate,” and similar terms and the negative of such terms. Such forward-looking statements may be contained in this Prospectus Supplement as well as in the accompanying Prospectus and in the SAI. By their nature, all forward-looking statements involve risks and uncertainties, and actual results could differ materially from those contemplated by the forward-looking statements. Several factors that could materially affect our actual results are the performance of the portfolio of securities we hold, the price at which our shares will trade in the public markets and other factors discussed in our periodic filings with the SEC.

Although we believe that the expectations expressed in our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and are subject to inherent risks and uncertainties, such as those disclosed in the “Risk Factors and Special Considerations” section of the accompanying Prospectus and “Special Characteristics and Risks of the Rights Offering” in this Prospectus Supplement. All forward-looking statements contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus, or in the SAI, are made as of the date of this Prospectus Supplement or the accompanying Prospectus, or SAI, as the case may be. Except for our ongoing obligations under the federal securities laws, we do not intend, and we undertake no obligation, to update any forward-looking statement. The forward-looking statements contained in this Prospectus Supplement, the accompanying Prospectus and the SAI are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933, as amended (the “Securities Act”).

Currently known risk factors that could cause actual results to differ materially from our expectations include, but are not limited to, the factors described in the “Risk Factors and Special Considerations” section of the accompanying Prospectus as well as in the “Special Characteristics and Risks of the Rights Offering” section of this Prospectus Supplement. We urge you to review carefully those sections for a more detailed discussion of the risks of an investment in the preferred stock.

SUMMARY OF THE TERMS OF THE RIGHTS OFFERING

Terms of the Offer	[●] [transferable] [non-transferable] subscription rights (a “Right”) will be issued for each [●] share of the Fund held on the record date and are expected to trade in the [●] exchange. These Rights will allow [●] shareholders to subscribe for new [shares] of the Fund. [●] shares of [●] are outstanding as of [●], 2019. [●] Rights will be required to purchase [●] share of [●]. [An over-subscription privilege will be offered.] [●] shares of [●] will be issued if all Rights are exercised. See “Terms of the Offering.”

Amount Available for Primary Subscription	$[●]

Title	Subscription Rights for Series [●] Preferred Shares.

Exercise Price	Rights may be exercised at a price of $ [●] per share of Series [●]Preferred Shares (the “Subscription Price”). See “Terms of the Offer.”

Record Date	Rights will be issued to holders of record of the Fund’s [Common Stock][Series [●] Preferred Shares] on [●], 2019 (the “Record Date”). See “Terms of the Offer.”

Number of Rights Issued	Right will be issued in respect of each share of [Common Stock][Preferred Stock] of the Fund outstanding on the Record Date. See “Terms of the Offer.”

Number of Rights Required to Purchase One Preferred Share	A holder of Rights may purchase [●] share of Series [●] Preferred Shares of the Fund for every [●] Rights exercised. The number of Rights to be issued to a stockholder on the Record Date will be rounded up to the nearest number of Rights evenly divisible by [●]. See “Terms of the Offer.”

Over-Subscription Privilege	[Rights holders who are shareholders of [●] on the Record Date are entitled to subscribe for additional [●] shares at the same Subscription Price, subject to certain limitations and subject to allotment. To the extent sufficient shares of [●] are not available to fulfill all over-subscription requests, unsubscribed shares of [●] will be allocated pro-rata among those shareholders who over-subscribe based on the number of the Fund’s shares of [●] owned on the Record Date. See “Over-Subscription Privilege.”]

Transfer of Rights	The Rights [will be] [will not be] transferable. See “Terms of the Offering,” “Sales by Rights Agent,” and “Method of Transferring Rights.”

Subscription Period	The Rights may be exercised at any time after issuance and prior to expiration of the Rights, which will be 5:00 PM Eastern Time on [●], 2019 (the “Expiration Date”) (the “Subscription Period”). See “Terms of the Offer” and “Method of Exercise of Rights.”

Offer Expenses	The expenses of the Offer are expected to be approximately $[●]. See “Use of Proceeds.”

Solicitation Fee	$[●] per [●] share to broker-dealers that have executed and delivered a soliciting dealer agreement and have solicited the exercise of Rights, subject to a maximum payment of $[●] to any single broker-dealer. See “Underwriting.”

Use of Proceeds	The Fund estimates the net proceeds of the Offer to be approximately $[●]. This figure is based on the Exercise Price per share of $ [●] and assumes all new shares of Series [●] Preferred Shares offered are sold and that the expenses related to the Offer estimated at approximately $[●] are paid.

[The Fund currently intends to call within [●] months after expiration of the Subscription Period all outstanding shares of [●] that are not surrendered by holders to purchase [●] in the offering. Amounts in excess of the redemption amount for all outstanding shares of [●] will be used for investment purposes consistent with the investment objectives of the Fund.]

The Investment Adviser anticipates that investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to be substantially completed within approximately three months of the issue date; however, the identification of appropriate investment opportunities pursuant to the Fund’s investment style or changes in market conditions may cause the investment period to extend as long as six months from the issue date. This could occur because the Investment Adviser follows a value-oriented investment strategy; therefore, market conditions could result in the Investment Adviser delaying the investment of proceeds if it believes the margin of risk in making additional investments is not favorable in light of its value-oriented investment strategy. See “Investment Objectives and Policies—Investment Methodology of the Fund” in the accompanying Prospectus. The proceeds may also be used to redeem or repurchase shares of existing series of the Fund’s preferred stock, in whole or in part. Pending such investment and/or redemption, the proceeds will be held in high quality short term debt securities and instruments. See “Use of Proceeds”.

Taxation/ERISA	See “Certain Employee Benefit Plan and IRA Considerations.”

Rights Agent	[To be provided.]

TERMS OF THE SERIES [●] PREFERRED SHARES

The Fund	The Gabelli Equity Trust Inc. is a non-diversified, closed-end management investment company registered under the 1940 Act. The Fund’s primary investment objective is to achieve long term growth of capital by investing primarily in a portfolio of equity securities consisting of common stock, preferred stock, convertible or exchangeable securities, and warrants and rights to purchase such securities. Income is a secondary investment objective. Gabelli Funds, LLC serves as investment adviser to the Fund. Under normal market conditions, the Fund will invest at least 80% of the value of its total assets in equity securities. The Fund was organized as a Maryland corporation on May 20, 1986 and commenced its investment operations on August 21, 1986. Shares of the Fund’s common stock are listed on the NYSE under the symbol “GAB.”

Securities Offered	[●] Series [●] Preferred Shares. Series [●] Preferred Shares will constitute a separate series of preferred stock of the Fund. The Series [●] Preferred Shares have the same priority with respect to payment of distributions and liquidation preference as the Series C Auction Rate Cumulative Preferred Stock (the “Series C Preferred”), Series D Preferred, Series E Auction Rate Cumulative Preferred Stock (the “Series E Preferred”), Series G Preferred, Series H Preferred and Series J Preferred.

Dividend Rate	Dividends and distributions on Series [●] Preferred Shares are cumulative from their original issue date at the annual rate of [●]% of the $[●] per-share liquidation preference on the Series [●] Preferred Shares.

Dividend Payment Date	Holders of Series [●] Preferred Shares shall be entitled to receive, when, as and if authorized by, or under authority granted by, the Board of Directors and declared by the Fund, out of funds legally available therefor, cumulative cash dividends and distributions. Dividends and distributions will be paid [●], commencing on [●].

Liquidation Preference	$[●] per share.

Use of Proceeds	[The Fund expects to use the proceeds of the offering of the Series [●] Preferred Shares to redeem the outstanding shares of its Series [●] Preferred Shares. Amounts in excess of the redemption amount for all outstanding Series [●] Preferred may be used to redeem or repurchase other existing series of preferred stock of the Fund, in whole or in part, or for investment purposes consistent with the investment objectives of the Fund.] OR [The Fund does not expect to use the proceeds of the offering to redeem or repurchase existing series of preferred stock.]

The Investment Adviser anticipates that the investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to be substantially completed within approximately three months of the issue date; however, the identification of appropriate investment opportunities pursuant to the Fund’s investment style or changes in market conditions may cause the investment period to extend as long as six months from the issue date. This could occur because the Investment Adviser follows a value-oriented investment strategy; therefore, market conditions could result in the Investment Adviser delaying the investment of proceeds if it believes the margin of risk in making additional investments is not favorable in light of its value-oriented investment strategy. See “Investment Objectives and Policies—Investment Methodology of the Fund” in the accompanying Prospectus. The proceeds may also be used to redeem or repurchase shares of existing series of the Fund’s preferred stock, in whole or in part.

Pending such investment and/or redemption, the proceeds of the offering of the Series [●] Preferred Shares will be held in high quality short term debt securities and similar instruments. See “Use of Proceeds.”

Non-Call Period/Redemption	[The Series [●] Preferred Shares generally may not be called for redemption at the option of the Fund prior to [●]. The Fund reserves the right, however, to redeem the Series [●] Preferred Shares at any time if it is necessary, in the judgment of the Board of Directors, to maintain its status as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Fund may also be required under certain circumstances to redeem Series [●] Preferred Shares, before or after [●], in order to meet certain regulatory or rating agency asset coverage requirements.

Commencing [●], and thereafter, to the extent permitted by the 1940 Act and Maryland law, the Fund may at any time, upon notice of redemption, redeem the Series [●] Preferred Shares in whole or in part at the liquidation preference per share plus accumulated unpaid dividends through the date of redemption.]

Stock Exchange Listing	Application [will be] [has been] made to list the Series [●] Preferred Shares on the [●]. Prior to the offering, there has been no public market for Series [●] Preferred Shares. If the application is approved, it is anticipated that trading on the [●] will begin within [●] days from the date of this Prospectus Supplement. Before the Series [●] Preferred Shares are listed on the [●], the underwriters may, but are not obligated to, make a market in Series [●] Preferred Shares. Consequently, it is anticipated that, prior to the commencement of trading on the [●], an investment in Series [●] Preferred Shares will be illiquid.

Taxation	The Fund expects that distributions made on the Series [●] Preferred Shares will consist of (i) long term capital gain (gain from the sale of a capital asset held longer than one year), (ii) qualified dividend income (dividend income from certain domestic and foreign corporations, provided certain holding period and other requirements are met by both the Fund and the stockholder), and (iii) investment company taxable income (other than qualified dividend income, including interest income, short term capital gain and income from certain hedging and interest rate transactions). Distributions paid to investors by the Fund from its investment company taxable income which includes the excess of net short term capital gains over net long term capital losses (together referred to hereinafter as “ordinary income dividends”) are generally taxable to investors as ordinary income to the extent of the earnings and profits of the Fund. Such distributions (if reported by the Fund) may, however, qualify (provided holding periods and other requirements are met) (i) for the dividends received deduction in the case of corporate stockholders to the extent that the income of the Fund consists of dividend income from U.S. corporations, and (ii) as qualified dividend income eligible for the reduced maximum federal tax rate to individuals applicable to net long term capital gains. Distributions made to investors from an excess of net long term capital gains over net short term capital losses (“capital gain dividends”), including capital gain dividends credited to investors but retained by the Fund, are taxable to investors as long term capital gains if they have been properly designated by the Fund, regardless of the length of time investors have owned shares of stock of the Fund. The maximum federal income tax rate on net long term capital gain of individuals is generally either 15% or 20% depending on whether an individual’s income exceeds certain threshold amounts. In addition, certain U.S. stockholders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surcharge on their net investment income. We cannot assure you, however, as to what percentage of future distributions made on the Series [●] Preferred Shares will consist of long term capital gain and qualified dividend income. See “U.S. Federal Income Tax Consequences of the Offering.”

ERISA	See “Certain Employee Benefit Plan and IRA Considerations.”

Dividend Paying Agent	[●].

DESCRIPTION OF THE SERIES [●] PREFERRED SHARES

The following is a brief description of the terms of the Series [●] Preferred Shares. This is not a complete description and is subject to and entirely qualified by reference to the Fund’s Articles Supplementary setting forth the terms of the Series [●] Preferred Shares (the “Articles”). The Articles are attached as an exhibit to post-effective amendment number [●] to the Fund’s registration statement. Copies may be obtained as described under “Additional Information” in the accompanying Prospectus. Any capitalized terms in this section and the “Special Characteristics and Risks of the Series [●] Preferred Shares” section of this Prospectus Supplement that are not defined have the meaning assigned to them in the Articles.

The Fund’s charter (the “Charter”) authorizes its Board of Directors to reclassify any authorized but unissued shares of the Fund’s capital stock, $0.001 par value per share, without the approval of common stockholders. The Articles authorize the issuance of up to [●] Series [●] Preferred Shares. All Series [●] Preferred Shares will have a liquidation preference of $[●] per share. Holders of Series [●] Preferred Shares shall be entitled to receive cumulative cash dividends and distributions at the rate of [●]% per annum (computed on the basis of a 360-day year consisting of twelve 30-day months) of the $[●] per-share liquidation preference on the Series [●] Preferred Shares. Dividends and distributions on Series [●] Preferred Shares will accumulate from the date of their original issue, which is [●].

The Series [●] Preferred Shares, when issued by the Fund and paid for pursuant to the terms of this Prospectus Supplement and the accompanying Prospectus, will be fully paid and non-assessable and will have no preemptive, exchange or conversion rights. Any Series [●] Preferred Shares purchased or redeemed by the Fund will be reclassified as authorized and unissued shares of preferred stock of the Fund without further designation as to class or series. The Board of Directors may by resolution classify or reclassify any authorized and unissued Series [●] Preferred Shares from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of such shares. The affirmative vote of the holders of a majority, as defined in the 1940 Act, of the outstanding Series [●] Preferred Shares (or shares of any other series of the Fund’s preferred stock), voting separately from the holders of any other series of the Fund’s preferred stock (to the extent its rights are affected differently), shall be required with respect to any matter that materially and adversely affects the rights, preferences or powers of that series in a manner different from that of other series or classes of the Fund’s capital stock. The affirmative vote of the holders of a majority, as defined in the 1940 Act, of the outstanding shares of the Fund’s preferred stock, voting separately as one class (including the Series [●] Preferred Shares), shall be required to amend, alter or repeal the provisions of the Fund’s Charter or bylaws, whether by merger, consolidation or otherwise, if such amendment, alteration or repeal would affect adversely the rights, preferences or powers expressly set forth in any articles supplementary of the Fund’s preferred stock, including the Articles, unless, in each case, the Fund obtains written confirmation from any rating agency then rating the Series [●] Preferred Shares at the Fund’s request that such amendment, alteration or repeal would not impair the rating then assigned by such rating agency to the Series [●] Preferred Shares, in which case the vote or consent of the holders of the Series [●] Preferred Shares is not required. No matter shall be deemed to adversely affect any rights, preferences or powers of the Series [●] Preferred Shares unless such matter (i) adversely alters or abolishes any preferential right of such series; (ii) creates, adversely alters or abolishes any right in respect of redemption of such series; or (iii) creates or adversely alters (other than to abolish) any restriction on transfer applicable to such series. An increase in the number of authorized shares of preferred stock of the Fund pursuant to the Charter or the issuance of additional shares of any series of preferred stock of the Fund (including the Series [●] Preferred Shares) pursuant to the Charter shall not in and of itself be considered to adversely affect the rights, preferences or powers of the Series [●] Preferred Shares.

The disclosure set forth in this Description of the Series [●] Preferred Shares and under the heading “Special Characteristics and Risks of the Series [●] Preferred Shares” is intended to be a summary of the material provisions of the Series [●] Preferred Shares. Since this Description of the Series [●] Preferred Shares is only a summary, you should refer to the Articles for a complete description of the obligations of the Fund and your rights. The disclosure set forth in this Description of the Series [●] Preferred Shares and under the heading “Special Characteristics and Risks of the Series [●] Preferred Shares” supplements the description of the preferred stock set forth under the caption “Description of the Capital Stock – Preferred Stock” in the accompanying Prospectus, and in the event that any provision described in the disclosure set forth in this Description of the Series [●] Preferred Shares and under the heading “Special Characteristics and Risks of the Series [●] Preferred Shares” is inconsistent with any description contained in the accompanying Prospectus, the disclosure set forth in this Description of the Series [●] Preferred Shares and under the heading “Special Characteristics and Risks of the Series [●] Preferred Shares” will apply and supersede the description in the accompanying Prospectus.

DESCRIPTION OF THE RIGHTS OFFERING

Terms of the Rights Offering

The Fund is issuing to stockholders of record of shares of [●] as of [●] (“the Record Date”, and such stockholders, the “Record Date Preferred Shareholders”) Rights to subscribe for the [●]. Each [●] is being issued [●] transferable Rights for each [●] share owned on the Record Date. The Rights entitle the holders to acquire for (i) $[●] in cash, (ii) by surrender of shares of [●] at liquidation preference, or (iii) any combination of cash and such shares (the “Subscription Price”) one [●] Share for each [●] Rights. Fractional shares will not be issued upon the exercise of the Rights. Accordingly, [●] Shares may be purchased only pursuant to the exercise of Rights in integral multiples of [●]. Rights may be exercised at any time during the period which commences on [●], and ends at 5:00 PM Eastern Time on [●] (the “Subscription Period”). The right to acquire [●] additional [●] Share for [●] Rights held during the Subscription Period at the Subscription Price will be referred to in the remainder of this prospectus supplement as the “Subscription.”

Rights may be evidenced by subscription certificates or other appropriate documentation (“Subscription Certificates”). The number of Rights issued to each holder will be stated on the Subscription Certificate delivered to the holder. The method by which Rights may be exercised and shares paid for is set forth below in “Method of Exercise of Rights” and “Payment for Shares.” A Rights holder will have no right to rescind a purchase after [●] (the “Rights Agent”) has received payment. See “Payment for Shares” below. It is anticipated that the [●] Shares issued pursuant to an exercise of Rights will be listed on the [●].

[Rights holders who are Record Date [●] Shareholders are entitled to subscribe for additional [●] Shares at the same Subscription Price pursuant to the over-subscription privilege, subject to certain limitations and subject to allotment. See “Over-Subscription Privilege” below.]

For purposes of determining the maximum number of shares a Record Date [●] Shareholder may acquire pursuant to the offer, broker-dealers, trust companies, banks or others whose shares are held of record by Cede & Co. (“Cede”), as nominee for the Depository Trust Company or by any other depository or nominee will be deemed to be the holders of the Rights that are held by Cede or such other depository or nominee on their behalf.

The Rights are transferable until [5:00 PM] Eastern Time [●] (the “Expiration Date”) and are expected to be admitted for trading on the [●]. Assuming a market exists for the Rights, the Rights may be purchased and sold through usual brokerage channels and sold through the Rights Agent. Although no assurance can be given that a market for the Rights will develop, trading in the Rights through the [●] is expected to begin [●] business days before the Record Date and may be conducted until the close of trading through the last [●] trading day prior to the Expiration Date. Trading of the Rights on the [●] is expected to be conducted on a when-issued basis until and including the date on which the Subscription Certificates are mailed to Record Date [●] Shareholders and thereafter is expected to be conducted on a regular way basis until and including the last [●] trading day prior to the Expiration Date. [The method by which Rights may be transferred is set forth below under “Method of Transferring Rights.”] The [●] shares are expected to begin trading ex-Rights[●] business days prior to the Record Date as determined and announced by [●].

Nominees who hold the Fund’s [●] shares for the account of others, such as banks, broker-dealers, trustees or depositories for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owners’ intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the nominee will complete the Subscription Certificate and submit it to the Rights Agent with proper payment. In addition, beneficial owners of the [●] shares or Rights held through such a nominee should contact the nominee and request the nominee to effect transactions in accordance with such beneficial owner’s instructions.

Important Dates to Remember

Please note that the dates in the table below may change if the rights offering is extended.

EVENT	DATE
Record Date	[●], 2019
Subscription Period	[●], 2019 through [●], 2019
Expiration Date*	[●]
Payment for Guarantees of Delivery Due*	[●]
Issuance Date	[●]**
Confirmation Date	[●]

*	A stockholder exercising Rights must deliver by [5:00 PM] Eastern Time on [●] either (a) a Subscription Certificate and payment for shares or (b) a notice of guaranteed delivery.
**	Unless the offer is extended to a date no later than [●].

[Over-Subscription Privilege

Rights holders who are Record Date [●] Shareholders and who fully exercise their Rights are entitled to subscribe for additional [●] Shares at the same Subscription Price pursuant to the over-subscription privilege, subject to certain limitations and subject to allotment.

Record Date [●] Shareholders who are fully exercising their Rights during the subscription period should indicate, on the Subscription Certificate which they submit with respect to the exercise of the Rights issued to them, how many [●] Shares they are willing to acquire pursuant to the over-subscription privilege. Rights acquired in the secondary market may not participate in the over-subscription privilege.

To the extent sufficient [●] Shares are not available to fulfill all over-subscription requests, unsubscribed [●] Shares will be allocated pro-rata among those Record Date [●] Shareholders who over-subscribe based on the number of the Fund’s [●] shares owned on the Record Date. The allocation process may involve a series of allocations in order to assure that the total number of [●] Shares available for over-subscriptions is distributed on a pro rata basis.

Banks, broker-dealers, trustees and other nominee holders of rights will be required to certify to the Rights Agent, before any over-subscription privilege may be exercised with respect to any particular beneficial owner, as to the aggregate number of Rights exercised during the Subscription Period and the number of [●] Shares subscribed for pursuant to the over-subscription privilege by such beneficial owner and that such beneficial owner’s Subscription was exercised in full. Nominee holder over-subscription forms and beneficial owner certification forms will be distributed to banks, broker-dealers, trustees and other nominee holders of rights with the Subscription Certificates. Nominees should also notify holders purchasing Rights in the secondary market that such Rights may not participate in the over-subscription privilege.

The Fund will not offer or sell any [●] Shares that are not subscribed for during the Subscription Period or pursuant to the over-subscription privilege.

[The Fund has been advised that the Investment Adviser and each of the Fund’s Directors may exercise some or all of the Rights initially issued to them, and may request additional [●] Shares pursuant to the over-subscription privilege. In addition, Mario J. Gabelli or his affiliated entities may also purchase [●] Shares during the Subscription Period and pursuant to the over-subscription privilege.]

Sales by Rights Agent

Holders of Rights who are unable or do not wish to exercise any or all of their Rights may instruct the Rights Agent to sell any unexercised Rights. The Subscription Certificates representing the Rights to be sold by the Rights Agent must be received on or before [●]. Upon the timely receipt of the appropriate instructions to sell Rights, the Rights Agent will use its best efforts to complete the sale and will remit the proceeds of sale, net of any commissions, to the holders. If the Rights can be sold, sales of the Rights will be deemed to have been effected at the weighted average price received by the Rights Agent on the day such Rights are sold. The selling Rights holder will pay all brokerage commissions incurred by the Rights Agent, [●], (the “Dealer Manager”) a registered broker-dealer and an affiliate of the Investment Adviser. The Dealer Manager may also act on behalf of its clients to purchase or sell Rights in the open market. The Rights Agent will automatically attempt to sell any unexercised Rights that remain unclaimed as a result of Subscription Certificates being returned by the postal authorities as undeliverable as of the fourth business day prior to the Expiration Date. These sales will be made net of any commissions on behalf of the nonclaiming holders of Rights. Proceeds from those sales will be held by [●], in its capacity as the Fund’s transfer agent, for the account of the nonclaiming holder of rights until the proceeds are either claimed or escheated. There can be no assurance that the Rights Agent will be able to complete the sale of any of these Rights and neither the Fund nor the Rights Agent has guaranteed any minimum sales price for the Rights. [All of these Rights will be sold at the market price, if any, through an exchange or market trading the Rights.]

[Method of Transferring Rights

The Rights evidenced by a single Subscription Certificate may be transferred in whole by endorsing the Subscription Certificate for transfer in accordance with the accompanying instructions. A portion of the Rights evidenced by a single Subscription Certificate (but not fractional Rights) may be transferred by delivering to the Rights Agent a Subscription Certificate properly endorsed for transfer, with instructions to register the portion of the Rights evidenced thereby in the name of the transferee (and to issue a new Subscription Certificate to the transferee evidencing the transferred Rights). In this event, a new Subscription Certificate evidencing the balance of the Rights will be issued to the Rights holder or, if the Rights holder so instructs, to an additional transferee.

Holders wishing to transfer all or a portion of their Rights (but not fractional Rights) should allow at least [●] business days prior to the Expiration Date for (i) the transfer instructions to be received and processed by the Rights Agent, (ii) a new Subscription Certificate to be issued and transmitted to the transferee or transferees with respect to transferred Rights, and to the transferor with respect to retained Rights, if any, and (iii) the Rights evidenced by the new Subscription Certificates to be exercised or sold by the recipients thereof. Neither the Fund nor the Rights Agent shall have any liability to a transferee or transferor of Rights if Subscription Certificates are not received in time for exercise or sale prior to the Expiration Date.

Except for the fees charged by the Rights Agent (which will be paid by the Fund as described below), all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of Rights will be for the account of the transferor of the Rights, and none of these commissions, fees or expenses will be paid by the Fund or the Rights Agent.

The Fund anticipates that the Rights will be eligible for transfer through, and that the exercise of the Subscription may be effected through, the facilities of DTC (Rights exercised through DTC are referred to as “DTC Exercised Rights”).]

Rights Agent

The Rights Agent is [●]. The Rights Agent will receive from the Fund an amount estimated to be $[●] comprised of the fee for its services and the reimbursement for certain expenses related to the rights offering. INQUIRIES BY ALL HOLDERS OF RIGHTS SHOULD BE DIRECTED TO: THE INFORMATION AGENT, [●]; HOLDERS MAY ALSO CONSULT THEIR BROKERS OR NOMINEES.

Method of Exercise of Rights

Rights may be exercised by completing and signing the reverse side of the Subscription Certificate and mailing it in the envelope provided, or otherwise delivering the completed and signed Subscription Certificate to the Rights Agent, together with payment for the [●] Shares (including any surrender of [●] shares) as described below under “Payment for Shares.” Rights may also be exercised through a Rights holder’s broker, who may charge the Rights holder a servicing fee in connection with such exercise.

Completed Subscription Certificates must be received by the Rights Agent prior to 5:00 PM Eastern Time, on the Expiration Date (unless payment is effected by means of a notice of guaranteed delivery as described below under “Payment for Shares”). The Subscription Certificate and payment should be delivered to the Rights Agent at the following address:

If By Mail:

The Gabelli Equity Trust Inc.

[●]

If By Overnight Courier:

The Gabelli Equity Trust Inc.

[●]

Payment for Shares

Holders of Rights who acquire [●] Shares in the Subscription may choose between the following methods of payment:

(1)

A subscription will be accepted by the Rights Agent if, prior to 5:00 PM Eastern Time, on the Expiration Date, the Rights Agent has received a written notice of guaranteed delivery from a bank, a trust company, or a [●] member, guaranteeing delivery of (i) payment of the full Subscription Price for the [●] Shares subscribed for in the Subscription and, if eligible, for any additional [●] Shares subscribed for pursuant to the over-subscription privilege, and (ii) a properly completed and executed Subscription Certificate. The Rights Agent will not honor a notice of guaranteed delivery if a properly completed and executed Subscription Certificate and full payment is not received by the Rights Agent by the close of business on the third business day after the Expiration Date. The notice of guaranteed delivery may be delivered to the Rights Agent in the same manner as Subscription Certificates at the addresses set forth above, or may be transmitted to the Rights Agent by facsimile transmission [(fax number [●]; telephone number to confirm receipt [●].]

(2)

Alternatively, a holder of Rights can send the Subscription Certificate together with payment in the form of (i) a check (which must include the name of the stockholders); (ii) by surrender of shares of [●] at liquidation preference; or (iii) any combination of a check and such shares for the [●] Shares subscribed for in the Subscription and, if eligible, for any additional [●] Shares subscribed for pursuant to the over-subscription privilege, to the Rights Agent based on the Subscription Price of $[●] per [●] Share. To be accepted, the payment (including surrender of the number of [●] shares forming a portion of such payment), together with the executed Subscription Certificate, must be received by the Rights Agent at the addresses noted above prior to [5:00 PM] Eastern Time on the Expiration Date. The Rights Agent will deposit all share purchase checks received by it prior to the final due date into a segregated interest-bearing account, and will hold any surrendered shares of [●], in each case pending proration and distribution of [●] Shares. The Rights Agent will not accept cash as a means of payment for [●] Shares.

[EXCEPT AS OTHERWISE SET FORTH BELOW AND EXCEPT FOR SURRENDERS OF [●] SHARES, A PAYMENT PURSUANT TO THIS METHOD MUST BE IN UNITED STATES DOLLARS BY CHECK (WHICH MUST INCLUDE THE NAME OF THE STOCKHOLDER ON THE CHECK) DRAWN ON A BANK LOCATED IN THE CONTINENTAL UNITED STATES, MUST BE PAYABLE TO THE GABELLI EQUITY TRUST INC. AND MUST ACCOMPANY AN EXECUTED SUBSCRIPTION CERTIFICATE TO BE ACCEPTED. ]

Any payment required from a holder of Rights must be received by the Rights Agent prior to [5:00 PM] Eastern Time on the Expiration Date, or if the Rights holder has elected to make payment by means of a notice of guaranteed delivery, by the close of business on the [●] business day after the Expiration Date. All payments by a holder of Rights must be in United States dollars by check (which must include the name of the stockholder on the check) drawn on a bank located in the continental United States and payable to The Gabelli Equity Trust Inc. except that holders of Rights who are residents of Canada may make payment in United States dollars by check drawn on a bank located in Canada. Whichever of the two methods of payment described above is used, issuance and delivery of certificates for the [●] Shares purchased are subject to collection of checks and [●] shares, as well as actual payment pursuant to any notice of guaranteed delivery.

Within ten business days following the Expiration Date (the “Confirmation Date”), a confirmation will be sent by the Rights Agent to each holder of Rights (or, if the [●] shares are held by Cede or any other depository or nominee, to Cede or such other depository or nominee), showing (i) the number of [●] Shares acquired pursuant to the Subscription, (ii) [the number of [●] Shares, if any, acquired pursuant to the over-subscription privilege, and (iii)] the per share and total purchase price for the [●] Shares. Any payment required from a holder of Rights must be received by the Rights Agent on the Expiration Date, or if the Rights holder has elected to make payment by means of a notice of guaranteed delivery, on the [●] business day after the Expiration Date. Any excess payment (including any excess surrendered shares of [●]) to be refunded by the Fund to a holder of Rights, or to be paid to a holder of Rights as a result of sales of Rights on his behalf by the Rights Agent, and all interest accrued on the holder’s excess payment will be mailed by the Rights Agent to the holder within fifteen business days after the Expiration Date. Interest on the excess payment will accrue through the date that is one business day prior to the mail date of the reimbursement check. [If any Rights holder exercises its right to acquire [●] Shares pursuant to the over-subscription privilege, any excess payment which would otherwise be refunded to the Rights holder will be applied by the Fund toward payment for [●] Shares acquired pursuant to exercise of the over-subscription privilege.]

A Rights holder will have no right to rescind a purchase after the Rights Agent has received payment either by means of a notice of guaranteed delivery, delivery of [●] shares, or a check.

If a holder of Rights who acquires [●] Shares pursuant to the Subscription does not make payment of any amounts due, the Fund reserves the right to take any or all of the following actions: (i) find other purchasers for such subscribed-for and unpaid-for [●] Shares; (ii) apply any payment actually received by it toward the purchase of the greatest whole number of [●] Shares which could be acquired by such holder upon exercise of the Subscription or over-subscription privilege; (iii) sell all or a portion of the [●] Shares purchased by the holder in the open market and apply the proceeds to the amounts owed; and (iv) exercise any and all other rights or remedies to which it may be entitled, including, without limitation, the right to set off against payments actually received by it with respect to such subscribed [●] Shares and to enforce the relevant guaranty of payment.

Holders, such as broker-dealers, trustees or depositories for securities, who hold [●] shares for the account of others, should notify the respective beneficial owners of the [●] shares as soon as possible to ascertain such beneficial owners’ intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the record holder of the Rights should complete Subscription Certificates and submit them to the Rights Agent with the proper payment. In addition, beneficial owners of [●] shares or Rights held through such a holder should contact the holder and request the holder to effect transactions in accordance with the beneficial owner’s instructions. Banks, broker-dealers, trustees and other nominee holders that hold [●] shares of the Fund for the accounts of others are advised to notify those persons that purchase Rights in the secondary market that such Rights may not participate in the over-subscription privilege.

THE INSTRUCTIONS ACCOMPANYING THE SUBSCRIPTION CERTIFICATES SHOULD BE READ CAREFULLY AND FOLLOWED IN DETAIL. DO NOT SEND SUBSCRIPTION CERTIFICATES TO THE FUND.

THE METHOD OF DELIVERY OF SUBSCRIPTION CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE RIGHTS AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDERS, BUT IF SENT BY MAIL IT IS RECOMMENDED THAT THE CERTIFICATES AND PAYMENTS BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY TO THE RIGHTS AGENT AND CLEARANCE OF PAYMENT PRIOR TO [5:00 PM] EASTERN TIME, ON THE EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, YOU ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF A CERTIFIED OR CASHIER’S CHECK WHICH MUST INCLUDE THE NAME OF THE STOCKHOLDER ON THE CHECK.

All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Fund, whose determinations will be final and binding. The Fund in its sole discretion may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Fund determines in its sole discretion. Neither the Fund nor the Rights Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Certificates or incur any liability for failure to give such notification.

Foreign Restrictions

Subscription Certificates will only be mailed to Record Date Shareholders whose addresses are within the United States (other than an APO or FPO address; for these purposes, the United States includes the District of Columbia and the territories and possessions of the United States). Because the offering of the Rights will not be registered in any jurisdiction other than the United States, the Rights Agent will attempt to sell all of the Rights issued to shareholders of record outside of these jurisdictions and remit the net proceeds, if any, to such shareholders of record. If the Rights can be sold, sales of these Rights will be deemed to have been effected at the weighted average price received by the Rights Agent on the day the Rights are sold, less any applicable brokerage commissions, taxes and other expenses.

Certain Employee Benefit Plan and IRA Considerations

[To be provided.]

USE OF PROCEEDS

The Fund estimates the net proceeds of the Offer to be $[●], based on the Subscription Price per share of $[●], assuming all new shares of Series [●] Preferred Stock offered are sold and that the expenses related to the Offer estimated at approximately $[●] are paid and after deduction of the underwriting discounts and commissions.

The Investment Adviser expects that it will initially invest the proceeds of the offering in high-quality short term debt securities and instruments. The Investment Adviser anticipates that the investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to be substantially completed within three months of the issue date; however, the identification of appropriate investment opportunities pursuant to the Fund’s investment style or changes in market conditions may cause the investment period to extend as long as six months from the issue date. This could occur because the Investment Adviser follows a value-oriented investment strategy; therefore, market conditions could result in the Investment Adviser delaying the investment of proceeds if it believes the margin of risk in making additional investments is not favorable in light of its value-oriented investment strategy. See “Investment Objectives and Policies—Investment Methodology of the Fund” in the accompanying Prospectus. The proceeds may also be used to redeem or repurchase shares of existing series of the Fund’s preferred stock, in whole or in part. Pending such investment and/or redemption, the proceeds will be held in high quality short term debt securities and instruments.

CAPITALIZATION

The following table sets forth the unaudited capitalization of the Fund as of [●].

[To be provided.]

ASSET COVERAGE RATIO

Pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), the Fund will not be permitted to declare any dividend, or declare any other distribution, upon any outstanding shares of common stock, or purchase any such common stock, unless, in every such case, all shares of preferred stock issued by the Fund have at the time of declaration of any such dividend or distribution or at the time of any such purchase an asset coverage of at least 200% (“1940 Act Asset Coverage Requirement”) after deducting the amount of such dividend, distribution, or purchase price, as the case may be. The Fund’s outstanding shares of preferred stock are expected to have an initial asset coverage on the date of issuance of approximately [●]%.

In addition to the 1940 Act Asset Coverage Requirement, the Fund is subject to certain restrictions on investments imposed by guidelines of one or more rating agencies, which have issued ratings for certain of the preferred shares and may issue a rating for the Series [●] Preferred Shares. [See “Special Characteristics and Risks of the Series [●] Preferred Shares—Risks—Credit Rating Risk” in this Prospectus Supplement.]

SPECIAL CHARACTERISTICS AND RISKS OF THE SHARES

Dividends

[To be provided.]

Voting Rights

Except as otherwise provided in the Fund’s Charter (including the Articles), or as required by applicable law, holders of Series [●] Preferred Shares shall have no power to vote on any matter except matters submitted to a vote of the Fund’s common stock. In any matter submitted to a vote of the holders of the common stock, each holder of Series [●] Preferred Shares shall be entitled to one vote for each Series [●] Preferred Share held and the holders of all outstanding shares of the Fund’s preferred stock, including Series [●] Preferred Shares, and the shares of common stock shall vote together as a single class; provided, however, that at any meeting of the stockholders of the

Fund held for the election of Directors, the holders of the outstanding shares of the Fund’s preferred stock, including Series [●] Preferred Shares, shall be entitled, as a class, to the exclusion of the holders of all other classes of capital stock of the Fund, to elect a number of the Fund’s directors, such that following the election of directors at the meeting of the stockholders, the Fund’s Board of Directors shall contain two directors elected by the holders of the outstanding shares of preferred stock, including the Series [●] Preferred Shares.

During any period in which any one or more of the conditions described below shall exist (such period being referred to herein as a “Voting Period”), the number of directors constituting the Fund’s Board of Directors shall be increased by the smallest number of additional directors that, when added to the two directors elected exclusively by the holders of outstanding shares of preferred stock, would constitute a simple majority of the Fund’s Board of Directors as so increased by such smallest number, and the holders of outstanding shares of preferred stock, including the Series [●] Preferred Shares, voting separately as one class (to the exclusion of the holders of all other classes of capital stock of the Fund) shall be entitled to elect such smallest number of additional directors and the two directors the holders of shares of preferred stock, including the Series [●] Preferred Shares, are otherwise entitled to elect. The Fund and the Fund’s Board of Directors shall take all necessary actions, including amending the Fund’s bylaws, to effect an increase in the number of directors as described in the preceding sentence. A Voting Period shall commence:

(i)

if at any time accumulated dividends and distributions on the outstanding Series [●] Preferred Shares equal to at least two full years’ dividends and distributions shall be due and unpaid and sufficient cash or specified securities shall not have been deposited with Computershare Trust Company, N.A., and its successors or any other dividend-disbursing agent appointed by the Fund, for the payment of such accumulated dividends and distributions; or

(ii)	if at any time holders of any other shares of preferred stock are entitled to elect a majority of the Directors of the Fund under the 1940 Act or articles supplementary creating such shares.

[Puts and Redemptions

The Fund will redeem all or any part of the [●] Shares that holders have properly submitted for redemption [and not withdrawn] during the 30-day period prior to each of [●] and [●], at the liquidation preference, plus any accumulated and unpaid dividends.

The Fund may redeem all or any part of the [●] Shares, upon not less than 30 nor more than 60 days’ prior notice, at the liquidation preference, plus any accumulated and unpaid dividends, at any time on or after [●].]

Stock Exchange Listing

An application will be made to list the [●] Shares on the [●]. If the application is approved, the [●] Shares are expected to commence trading on the [●] within [●] days of the date of issuance.

Risks

Risk is inherent in all investing. Therefore, before investing in the [●] Shares you should consider the risks carefully. See “Risk Factors and Special Considerations” in the accompanying Prospectus. Primary risks specially associated with an investment in the Series [●] Preferred include:

Market Price Risk. The market price for the Series [●] Preferred will be influenced by changes in interest rates, the perceived credit quality of the Series [●] Preferred and other factors, and may be higher or lower than the liquidation preference of the Series [●] Preferred.

Liquidity Risk. Prior to this offering, there has been no public market for the Series [●] Preferred. As noted above, an application will be made to list the Series [●] Preferred on the [●]. However, during an initial period which is not expected to exceed [●] days after the date of its issuance, the Series [●] Preferred will not be listed on any securities exchange. Before the Series [●] Preferred Shares are listed on the [●], the underwriters may, but are not obligated to, make a market in the Series [●] Preferred. No assurances can be provided that listing on any securities exchange or market making by the dealer-manager will result in the market for Series [●] Preferred being liquid at any time.

Redemption Risk. The Fund may at any time redeem Series [●] Preferred Shares to the extent necessary to meet regulatory asset coverage requirements or requirements imposed by credit rating agencies. For example, if the value of the Fund’s investment portfolio declines, thereby reducing the asset coverage for the Series [●] Preferred Shares, the Fund may be obligated under the terms of the Series [●] Preferred Shares to redeem some or all of the Series [●] Preferred Shares. In addition, commencing [●], the Fund will be able to call the Series [●] Preferred Shares at the option of the Fund. Investors may not be able to reinvest the proceeds of any redemption in an investment providing the same or a higher dividend rate than that of the Series [●] Preferred Shares. Although unlikely, precipitous declines in the value of the Fund’s assets could result in the Fund having insufficient assets to redeem all of the Series [●] Preferred Shares for the full redemption price.

Subordination Risk. The Series [●] Preferred Shares are not a debt obligation of the Fund. The Series [●] Preferred Shares are junior in respect of distributions and liquidation preference to any indebtedness incurred by the Fund, and will have the same priority with respect to payment of distributions and liquidation preference as the Series C Auction Rate Cumulative Preferred Stock, Series D Preferred, Series E Auction Rate Preferred Stock, Series G Preferred, Series H Preferred, Series J Preferred and any other series of preferred stock that the Fund may issue.

[Credit Rating Risk. The Fund is seeking a credit rating on the Series [●] Preferred Shares. Any credit rating that is issued on the Series [●] Preferred Shares could be reduced or withdrawn while an investor holds Series [●] Preferred Shares. A reduction or withdrawal of the credit rating would likely have an adverse effect on the market value of the Series [●] Preferred Shares. In addition, a credit rating does not eliminate or mitigate the risks of investing in the Series [●] Preferred Shares.]

Distribution Risk. The Fund may not meet the asset coverage requirements or earn sufficient income from its investments to make distributions on the Series [●] Preferred.

Interest Rate Risk. The Series [●] Preferred Shares pay dividends at a fixed rate[, which resets after an initial period]. Prices of fixed income investments tend to vary inversely with changes in market yields. The market yields on securities comparable to the Series [●] Preferred Shares may increase, which would likely result in a decline in the value of the Series [●] Preferred Shares. Additionally, if interest rates rise, securities comparable to the Series [●] Preferred Shares may pay higher dividend rates and holders of the Series [●] Preferred Shares may not be able to sell the Series [●] Preferred Shares at their liquidation preference and reinvest the proceeds at market rates.

[Dividend Rate Adjustment Risk. The dividend rate of the Series [●] Preferred Shares automatically adjusts to a rate of [●]% per annum after a period of [●] months commencing on the date the Series [●] Preferred Shares are first issued. If interest rates rise during this time, holders of Series [●] Preferred Shares may receive a below market dividend rate which may cause the market price of the Series [●] Preferred Shares to decline.]

[The Investment Adviser and Mr. Gabelli have Certain Conflicts of Interest Relating to the Preferred Stock. As of [●], Mario Gabelli was the beneficial owner of [●] Shares, representing [●]% of the Fund’s outstanding Series [●] Preferred Shares. The other Directors collectively own [●] of the [●]. Mr. Gabelli has advised the Fund that he may participate in the rights offering to purchase Series [●] Preferred Shares. The Directors, or a committee thereof, determine the dividend rate on the Series [●] Preferred Shares at such times and in such manner as is specified in this Registration Statement. Because of the possible perception of a conflict of interest, Mr. Gabelli has agreed to recuse himself from all discussions by the Board of Directors or committee thereof related to the determination of the dividend rate for the Series [●] Preferred Shares for any period following initial issuance.

The Investment Adviser receives advisory compensation in respect of the total assets of the Fund, including assets representing the liquidation preference of the Series [●] Preferred Shares (but not with respect to the Fund’s Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock), without regard to whether the Fund earns an incremental return from such assets for the benefit of the common stockholders. In addition, Mr. Gabelli receives incentive-based variable compensation based on a percentage of net revenues received by the Investment Adviser for managing the Fund, which will be greater to the extent that the Fund has preferred shares outstanding. Consequently, both the Investment Adviser, which is controlled by Mr. Gabelli, and

Mr. Gabelli himself have a conflict of interest with respect to the Series [●] Preferred Shares inasmuch as each stands to benefit from the issuance of such shares whether or not such issuance benefits holders of the shares of common stock.]

TAXATION

Please refer to the “Taxation” sections in the Fund Prospectus and Fund Statement of Additional Information for a description of the consequences of investing in the preferred shares of the Fund.

UNDERWRITING

[●], which is a broker-dealer and member of the Financial Industry Regulatory Authority will act as dealer manager for the rights offering (henceforth, the “Dealer Manager”). Under the terms and subject to the conditions contained in the Dealer Manager Agreement among the Fund, the Investment Adviser, and the Dealer Manager (the “Dealer Manager Agreement”), the Dealer Manager will provide financial structuring services and marketing services in connection with the offering and will solicit the exercise of Rights [and participation in the over-subscription privilege]. The Fund has agreed to pay the Dealer Manager a fee for its financial structuring, marketing and soliciting services equal to $[●] per [●] Rights exercised pursuant to the rights offering. The Dealer Manager fee will be borne by the Fund and indirectly by all of the Fund’s common stockholders.

The Dealer Manager will reallow to other broker-dealers that have executed and delivered a soliciting dealer agreement and have solicited the exercise of Rights solicitation fees equal to $[●] for each [●] Share issued pursuant to exercise of Rights as a result of their soliciting efforts. Fees will be paid to the broker-dealer designated on the applicable portion of the Subscription Certificates.

The Fund and the Investment Adviser have each agreed to indemnify the Dealer Manager or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act. The Dealer Manager Agreement also provides that the Dealer Manager will not be subject to any liability to the Fund in rendering the services contemplated by the Dealer Manager Agreement except for any act of bad faith, willful misconduct or gross negligence of the Dealer Manager or reckless disregard by the Dealer Manager of its obligations and duties under the Dealer Manager Agreement.

[Prior to the expiration of the rights offering, the Dealer Manager may independently offer for sale Rights or [●] Shares to be acquired by it through purchasing and exercising Rights, at prices it sets, although the Dealer Manager will not charge commissions for the sale of such Rights on behalf of holders of Rights. The Dealer Manager’s fee for its financial structuring, marketing and soliciting services is independent of any gains or losses that may be realized by the Dealer Manager through the purchase and exercise of Rights or purchase and sale of [●] Shares.]

In the ordinary course of their businesses, the Dealer Manager and/or its affiliates may engage in investment banking or financial transactions with the Fund, the Investment Adviser and their affiliates.

The principal business address of [●] is [●].

LEGAL MATTERS

Certain legal matters will be passed on by Willkie Farr & Gallagher LLP, counsel to the Fund, in connection with this rights offering and the offering of the Series [●] Preferred Shares of the Fund. Willkie Farr & Gallagher LLP may rely as to certain matters of Maryland law on the opinion of Venable LLP.

FINANCIAL STATEMENTS

[The Fund’s unaudited financial statements as of and for the six months ended June 30, 201[●] should be read in conjunction with the audited financial statements of the Fund and the Notes thereto included in the Annual Report to the Fund’s shareholders for the fiscal year ended December 31, 201[●].] The audited annual financial statements of the Fund for the fiscal year ended December 31, 201[●] [and the unaudited semiannual financial statements of the

Fund for the six months ended June 30, 201[●]] are incorporated by reference into this Prospectus Supplement, the accompanying Prospectus and the SAI. Portions of the Fund’s annual report [and semiannual report] other than the financial statements and related footnotes thereto are not incorporated into, and do not form a part of, this Prospectus Supplement, the accompanying Prospectus or the SAI.

THE GABELLI EQUITY TRUST INC.

Shares of [●] % Series [●] [●] Preferred Stock

Issuable Upon Exercise of Rights to

Subscribe for Such Shares of Preferred Stock

PROSPECTUS SUPPLEMENT

[●], 2019

The information in this Prospectus Supplement is not complete and may be changed. The Fund may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus Supplement is not an offer to sell these securities and is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED [●], 2019

Filed Pursuant to Rule 497(c)

Registration Statement No. 333-220232

THE GABELLI EQUITY TRUST INC.

PROSPECTUS SUPPLEMENT

(To Prospectus dated [●], 2019)

[●] Rights

Subscription Rights to Acquire Common Stock and Preferred Stock

The Gabelli Equity Trust Inc. (the “Fund,” “we,” “us” or “our”) is issuing subscription rights (the “Rights”) to our common stockholders to purchase additional shares of our common stock (“common shares”) and newly issued shares of preferred stock (“preferred shares”). The Rights may only be exercised to purchase an equal number of common shares and preferred shares and may not be exercised to purchase only common shares or preferred shares or an unequal number of common shares and preferred shares.

The Fund is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund’s primary investment objective is to achieve long term growth of capital by investing primarily in a portfolio of equity securities consisting of common stock, preferred stock, convertible or exchangeable securities, and warrants and rights to purchase such securities. Income is a secondary investment objective. Under normal market conditions, the Fund will invest at least 80% of the value of its total assets in equity securities. The Fund’s investment adviser is Gabelli Funds, LLC (the “Investment Adviser”).

Shares of our common stock are listed on the New York Stock Exchange (“NYSE”) under the symbol “GAB.” On [●], 2019, the last reported net asset value per share of our common stock was $[●] and the last reported sales price per share of our common stock on the NYSE was $[●]. Shares of our 5.875% Series D Cumulative Preferred Stock (the “Series D Preferred Shares”), our Series G Cumulative Preferred Stock (the “Series G Preferred Shares”), our 5.00% Series H Cumulative Preferred Stock (the “Series H Preferred Shares”) and our 5.45% Series J Cumulative Preferred Stock (the “Series J Preferred Shares”) are listed on the NYSE under the symbol “GAB PrD,” “GAB PrG,” “GAB PrH” and “GAB PrJ,” respectively. On [●], 2019, the last reported sales prices per share of Series D Preferred Shares, Series G Preferred Shares, Series H Preferred Shares and Series J Preferred Shares on the NYSE were $[●], $[●], $[●] and $[●] respectively. Our Series C Auction Rate Cumulative Preferred Stock (the “Series C Preferred Shares”) and our Series E Auction Rate Preferred Stock (the “Series E Preferred Shares”) are not traded on a stock exchange.

An investment in the Fund is not appropriate for all investors. We cannot assure you that the Fund’s investment objectives will be achieved. You should read this Prospectus Supplement and the accompanying Prospectus before deciding whether to invest in the Fund and retain it for future reference. The Prospectus Supplement and the accompanying Prospectus contain important information about us. Material that has been incorporated by reference and other information about us can be obtained from us by calling 800-GABELLI (422-3554) or from the Securities and Exchange Commission’s (“SEC”) website (http://www.sec.gov). For additional information all holders of rights should contact the Information Agent, [●].

Investing in common shares and preferred shares through Rights involves certain risks that are described in the “Special Characteristics and Risks of the Rights Offering” section of this Prospectus Supplement. Investing in Series [●] Preferred Shares involves certain risks that are described in the “Special Characteristics and Risks of the Series [●] Preferred Shares” section of this Prospectus Supplement and the “Risk Factors and Special Considerations” section beginning on page 33 of the accompanying Prospectus.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Per Share	Total
Subscription price per common share to holders exercising Rights (1)	$ [●]	$ [●]
Subscription price per common share to holders exercising Rights (1)	$ [●]	$ [●]
Underwriting discounts and commissions	$ [●]	$ [●]
Proceeds, before expenses, to the Fund (1)	$ [●]	$ [●]

(1)

The Rights may only be exercised to purchase an equal number of common shares and preferred shares and may not be exercised to purchase only common shares or preferred shares or an unequal number of common shares and preferred shares.

(2)	Based on a Dealer Manager solicitation fee of $[●] per common share issued.
(3)	The aggregate expenses of the offering (excluding underwriting discounts and commissions) are estimated to be $[●].

[NO SECURITIES REGULATORY AUTHORITY IN CANADA HAS EXPRESSED AN OPINION ABOUT THESE SECURITIES AND IT IS AN OFFENSE TO CLAIM OTHERWISE. THIS OFFERING WILL NOT BE MADE IN ANY PROVINCE OF CANADA WHERE IT IS NOT PERMITTED BY LAW.]

SHAREHOLDERS WHO DO NOT FULLY EXERCISE THEIR RIGHTS MAY, AT THE COMPLETION OF THE OFFERING, OWN A SMALLER PROPORTIONAL INTEREST IN THE FUND THAN IF THEY EXERCISED THEIR RIGHTS. AS A RESULT OF THE OFFERING YOU MAY EXPERIENCE SUBSTANTIAL DILUTION [OR ACCRETION] OF THE AGGREGATE NET ASSET VALUE OF YOUR COMMON SHARES DEPENDING UPON WHETHER THE FUND’S NET ASSET VALUE PER COMMON SHARE IS ABOVE [OR BELOW] THE SUBSCRIPTION PRICE ON THE EXPIRATION DATE.

The common shares and preferred shares are expected to be ready for delivery in book-entry form through the Depository Trust Company on or about [●], 2019. If the offer is extended, the common shares and preferred shares are expected to be ready for delivery in book-entry form through the Depository Trust Company on or about [●], 2019.

The date of this Prospectus Supplement is [●], 2019.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this Prospectus Supplement and the accompanying Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Prospectus, respectively. Our business, financial condition, results of operations and prospects may have changed since those dates. In this Prospectus Supplement and in the accompanying Prospectus, unless otherwise indicated, “Fund,” “us,” “our” and “we” refer to The Gabelli Equity Trust Inc., a Maryland corporation. This Prospectus Supplement also includes trademarks owned by other persons.

Prospectus Supplement

Prospectus

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the accompanying Prospectus and the Statement of Additional Information (the “SAI”) contain “forward-looking statements.” Forward-looking statements can be identified by the words “may,” “will,” “intend,” “expect,” “estimate,” “continue,” “plan,” “anticipate,” and similar terms and the negative of such terms. Such forward-looking statements may be contained in this Prospectus Supplement as well as in the accompanying Prospectus and in the SAI. By their nature, all forward-looking statements involve risks and uncertainties, and actual results could differ materially from those contemplated by the forward-looking statements. Several factors that could materially affect our actual results are the performance of the portfolio of securities we hold, the price at which our shares will trade in the public markets and other factors discussed in our periodic filings with the SEC.

Although we believe that the expectations expressed in our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and are subject to inherent risks and uncertainties, such as those disclosed in the “Risk Factors and Special Considerations” section of the accompanying Prospectus and “Special Risks of the Offering and the Series [●] Preferred Shares” in this Prospectus Supplement. All forward-looking statements contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus, or in the SAI, are made as of the date of this Prospectus Supplement or the accompanying Prospectus, or SAI, as the case may be. Except for our ongoing obligations under the federal securities laws, we do not intend, and we undertake no obligation, to update any forward-looking statement. The forward-looking statements contained in this Prospectus Supplement, the accompanying Prospectus and the SAI are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933, as amended (the “Securities Act”).

Currently known risk factors that could cause actual results to differ materially from our expectations include, but are not limited to, the factors described in the “Risk Factors and Special Considerations” section of the accompanying Prospectus as well as in the “Special Risks of the Offering and the Series [●] Preferred Shares” section of this Prospectus Supplement. We urge you to review carefully those sections for a more detailed discussion of the risks of an investment in the preferred shares.

SUMMARY OF THE TERMS OF THE RIGHTS OFFERING

Terms of the Offer

One transferable subscription right (a “Right”) will be issued for each common share of the Fund held on the record date (the “Offer”). The Rights are expected to trade on the [NYSE]. The Rights will allow holders of common shares to purchase additional common shares and newly issued preferred shares. [●] Rights will be required to purchase one common share and one preferred share. The Rights may only be exercised to purchase an equal number of common shares and preferred shares and may not be exercised to purchase only common shares or preferred shares or an unequal number of common shares and preferred shares.

As of [●], 2019, [●] common shares are outstanding, [●] shares of Series C Preferred Shares are outstanding, [●] shares of Series D Preferred Shares are outstanding, [●] shares of Series E Preferred Shares are outstanding, [●] shares of Series G Preferred Shares are outstanding, [●] shares of Series H Preferred Shares are outstanding and [●] shares of Series J Preferred Shares are outstanding. [An over-subscription privilege will be offered.] [●] common shares and [●] preferred shares of the Fund will be issued if all Rights are exercised. See “Description of the Rights Offering—Terms of the Rights Offering.”

Title	Subscription Rights to Acquire Common Shares and Preferred Shares

Subscription Price

Rights may be exercised at a price of $[●] (the “Subscription Price”), which represents $[●] per common share and $[●] per preferred share. The purchase price will be payable in cash. See “Description of the Rights Offering—Terms of the Rights Offering.”

Record Date	Rights will be issued to holders of record of the Fund’s common shares on [●], [●] (the “Record Date”). See “Terms of the Rights Offering.”

Number of Rights Issued	One Right will be issued in respect of each common share of the Fund held on the Record Date. See “Description of the Rights Offering—Terms of the Rights Offering.”

Number of Rights Required to Purchase One Common Share and One Preferred Share

A holder of Rights may purchase one common share and one preferred share for every [●] Rights exercised. [The number of Rights issued to a shareholder will be rounded up to the nearest number of Rights evenly divisible by [●].] A holder of Rights may only purchase an equal number of common shares and preferred shares and may not exercise any Rights so as to purchase only common shares or preferred or an unequal number of common shares and preferred shares. See “Description of the Rights Offering—Terms of the Rights Offering.”

Over-Subscription Privilege

[Rights holders who are holders of common shares on the Record Date (“Record Date Shareholders”) who fully exercise all Rights initially issued to them are entitled to subscribe for additional common shares and preferred shares at the same Subscription Price, subject to certain limitations and subject to allotment. Over-subscription requests will be honored only to the extent fewer than all of the Rights are exercised. Unsubscribed common shares and preferred shares will be allocated pro-rata among those shareholders who over-subscribe based on the number of common shares owned on the Record Date. Rights acquired in the secondary market may not participate in the over-subscription privilege. See “Description of the Rights Offering—Over-Subscription Privilege.” ]

Transfer of Rights	The Rights will be transferable. See “Description of the Rights Offering—Terms of the Rights Offering,” “—Sales by Rights Agent,” and “—Method of Transferring Rights.”

Subscription Period

The Rights may be exercised at any time after issuance and prior to expiration of the Rights, which will be [5:00 PM] Eastern Time on [●], 2019 (the “Expiration Date”) (the “Subscription Period”). See “Description of the Rights Offering—Terms of the Offer” and “—Method of Exercise of Rights.”

Offer Expenses	The expenses of the Offer are expected to be approximately $[●] and will be borne by holders of the Fund’s common shares. See “Use of Proceeds.”

Solicitation Fee	$[●] per common share issued to broker-dealers that have executed and delivered a soliciting dealer agreement and have solicited the exercise of Rights. See “Underwriting.”

Sale of Rights

The Rights are expected to be transferable until the completion of the Subscription Period and will be admitted for trading on the [NYSE]. Although no assurance can be given that a market for the Rights will develop, trading in the Rights on the [NYSE] will begin three Business Days prior to the Record Date and may be conducted until the close of trading on the last [NYSE] trading day prior to the completion of the Subscription Period. For purposes of this Prospectus Supplement, a “Business Day” will mean any day on which trading is conducted on the [NYSE].

The value of the Rights, if any, may be reflected by the market price. Rights may be sold by individual holders or may be submitted to the Rights Agent (defined below) for sale. Any Rights submitted to the Rights Agent for sale must be received by the Rights Agent on or before [●], 2017, three Business Days prior to the completion of the Subscription Period, due to normal settlement procedures.

Rights that are sold will not confer any right to acquire any common shares and preferred shares in the over-subscription, and any holder of common shares on the Record Date who sells any of its Rights in respect of such shares will not be eligible to participate in the over-subscription.

Trading of the Rights on the [NYSE] will be conducted on a when-issued basis until and including the date on which the Subscription Certificates are mailed to Record Date Shareholders and thereafter will be conducted on a regular-way basis until and including the last [NYSE] trading day prior to the completion of the Subscription Period. The common shares will begin trading ex-Rights two Business Days prior to the Record Date.

If the Rights Agent receives Rights for sale in a timely manner, it will use its best efforts to sell the Rights on the [NYSE]. The Rights Agent will also attempt to sell any Rights attributable to shareholders whose record addresses are outside the United States, or who have an Army Post Office (“APO”) or Fleet Post Office (“FPO”) address and who are not eligible to participate in the offering. See “Description of the Rights Offering—Foreign Restrictions.”

Any commissions on any such sales will be paid by the selling Rights holders. Neither the Fund nor the Rights Agent will be responsible if Rights cannot be sold and neither has guaranteed any minimum sales price for any Rights. If any Rights can be sold, sales of these Rights will be deemed to have been effected at the weighted average price received by the Rights Agent on the day such Rights are sold, less any applicable brokerage commissions, taxes and other expenses. Shareholders are urged to obtain a recent trading price for the Rights on the [NYSE] from their broker, bank, financial advisor or the financial press.

Banks, broker-dealers and trust companies that hold shares for the accounts of others are advised to notify those persons that purchase Rights in the secondary market that such Rights will not be eligible to participate in the over-subscription privilege. See “Description of the Rights Offering—Terms of the Rights Offering” and “—Sales by Rights Agent.”

Use of Proceeds

The Fund estimates the net proceeds of the Offer to be approximately $[●]. This figure is based on the Subscription Price of $[●], which represents $[●] per common share and $[●] per preferred share and assumes all new common shares and preferred shares offered are sold and that the expenses related to the Offer estimated at approximately $[●] are paid.

The Investment Adviser anticipates that the investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to be substantially completed within approximately three months of the issue date; however, the identification of appropriate investment opportunities pursuant to the Fund’s investment style or changes in market conditions may cause the investment period to extend as long as six months from the issue date. This could occur because the Investment Adviser follows a value-oriented investment strategy; therefore, market conditions could result in the Investment Adviser delaying the investment of proceeds if it believes the margin of risk in making additional investments is not favorable in light of its value-oriented investment strategy. See “Investment Objectives and Policies—Investment Methodology of the Fund” in the accompanying Prospectus. The proceeds may also be used to redeem or repurchase shares of existing series of the Fund’s preferred stock, in whole or in part. Pending such investment and/or redemption, the proceeds will be held in high quality short term debt securities and similar instruments. See “Use of Proceeds.”

Taxation/ERISA	See “Taxation” and “Certain Employee Benefit Plan and IRA Considerations.”

Rights Agent	[●]

TERMS OF THE SERIES [●] PREFERRED SHARES

The Fund	The Gabelli Equity Trust Inc. is a non-diversified, closed-end management investment company registered under the 1940 Act. The Fund’s primary investment objective is to achieve long term growth of capital by investing primarily in a portfolio of equity securities consisting of common stock, preferred stock, convertible or exchangeable securities, and warrants and rights to purchase such securities. Income is a secondary investment objective. Gabelli Funds, LLC serves as investment adviser to the Fund. Under normal market conditions, the Fund will invest at least 80% of the value of its total assets in equity securities. The Fund was organized as a Maryland corporation on May 20, 1986 and commenced its investment operations on August 21, 1986. Shares of the Fund’s common stock are listed on the NYSE under the symbol “GAB.”

Securities Offered	[●] Series [●] Preferred Shares. Series [●] Preferred Shares will constitute a separate series of preferred stock of the Fund. The Series [●] Preferred Shares have the same priority with respect to payment of distributions and liquidation preference as the Series C Auction Rate Cumulative Preferred Stock (the “Series C Preferred”), Series D Preferred, Series E Auction Rate Cumulative Preferred Stock (the “Series E Preferred”), Series G Preferred, Series H Preferred and Series J Preferred.

Dividend Rate	Dividends and distributions on Series [●] Preferred Shares are cumulative from their original issue date at the annual rate of [●]% of the $[●] per-share liquidation preference on the Series [●] Preferred Shares.

Dividend Payment Date	Holders of Series [●] Preferred Shares shall be entitled to receive, when, as and if authorized by, or under authority granted by, the Board of Directors and declared by the Fund, out of funds legally available therefor, cumulative cash dividends and distributions. Dividends and distributions will be paid [●], commencing on [●].

Liquidation Preference	$[●] per share.

Use of Proceeds	[The Fund expects to use the proceeds of the offering of the Series [●] Preferred Shares to redeem the outstanding shares of its Series [●] Preferred Shares. Amounts in excess of the redemption amount for all outstanding Series [●] Preferred may be used to redeem or repurchase other existing series of preferred shares of the Fund, in whole or in part, or for investment purposes consistent with the investment objectives of the Fund.] OR [The Fund does not expect to use the proceeds of the offering to redeem or repurchase existing series of preferred stock.]

The Investment Adviser anticipates that the investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to be substantially completed within approximately three months of the issue date; however, the identification of appropriate investment opportunities pursuant to the Fund’s investment style or changes in market conditions may cause the investment period to extend as long as six months from the issue date. This could occur because the Investment Adviser follows a value-oriented investment strategy; therefore, market conditions could result in the Investment Adviser delaying the investment of proceeds if it believes the margin of risk in making additional investments is not favorable in light of its value-oriented investment strategy. See “Investment Objectives and Policies—Investment Methodology of the Fund” in the accompanying Prospectus. The proceeds may also be used to redeem or repurchase shares of existing series of the Fund’s preferred stock, in whole or in part.

Pending such investment and/or redemption, the proceeds of the offering of the Series [●] Preferred Shares will be held in high quality short term debt securities and similar instruments. See “Use of Proceeds.”

Non-Call Period/Redemption	[The Series [●] Preferred Shares generally may not be called for redemption at the option of the Fund prior to [●]. The Fund reserves the right, however, to redeem the Series [●] Preferred Shares at any time if it is necessary, in the judgment of the Board of Directors, to maintain its status as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Fund may also be required under certain circumstances to redeem Series [●] Preferred Shares, before or after [●], in order to meet certain regulatory or rating agency asset coverage requirements.

Commencing [●], and thereafter, to the extent permitted by the 1940 Act and Maryland law, the Fund may at any time, upon notice of redemption, redeem the Series [●] Preferred Shares in whole or in part at the liquidation preference per share plus accumulated unpaid dividends through the date of redemption.]

Stock Exchange Listing	Application [will be] [has been] made to list the Series [●] Preferred Shares on the [●]. Prior to the offering, there has been no public market for Series [●] Preferred Shares. If the application is approved, it is anticipated that trading on the [●] will begin within [●] days from the date of this Prospectus Supplement. Before the Series [●] Preferred Shares are listed on the [●], the underwriters may, but are not obligated to, make a market in Series [●] Preferred Shares. Consequently, it is anticipated that, prior to the commencement of trading on the [●], an investment in Series [●] Preferred Shares will be illiquid.

Taxation	The Fund expects that distributions made on the Series [●] Preferred Shares will consist of (i) long term capital gain (gain from the sale of a capital asset held longer than one year), (ii) qualified dividend income (dividend income from certain domestic and foreign corporations, provided certain holding period and other requirements are met by both the Fund and the stockholder), and (iii) investment company taxable income (other than qualified dividend income, including interest income, short term capital gain and income from certain hedging and interest rate transactions). Distributions paid to investors by the Fund from its investment company taxable income which includes the excess of net short term capital gains over net long term capital losses (together referred to hereinafter as “ordinary income dividends”) are generally taxable to investors as ordinary income to the extent of the earnings and profits of the Fund. Such distributions (if reported by the Fund) may, however, qualify (provided holding periods and other requirements are met) (i) for the dividends received deduction in the case of corporate stockholders to the extent that the income of the Fund consists of dividend income from U.S. corporations, and (ii) as qualified dividend income eligible for the reduced maximum federal tax rate to individuals applicable to net long term capital gains. Distributions made to investors from an excess of net long term capital gains over net short term capital losses (“capital gain dividends”), including capital gain dividends credited to investors but retained by the Fund, are taxable to investors as long term capital gains if they have been properly designated by the Fund, regardless of the length of time investors have owned shares of stock of the Fund. The maximum federal income tax rate on net long term capital gain of individuals is generally either 15% or 20% depending on whether an individual’s income exceeds certain threshold amounts. In addition, certain U.S. stockholders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surcharge on their net investment income. We cannot assure you, however, as to what percentage of future distributions made on the Series [●] Preferred Shares will consist of long term capital gain and qualified dividend income. See “U.S. Federal Income Tax Consequences of the Offering.”

ERISA	See “Certain Employee Benefit Plan and IRA Considerations.”

Dividend Paying Agent	[●].

DESCRIPTION OF THE SERIES [●] PREFERRED SHARES

The following is a brief description of the terms of the Series [●] Preferred Shares. This is not a complete description and is subject to and entirely qualified by reference to the Fund’s Articles Supplementary setting forth the terms of the Series [●] Preferred Shares (the “Articles”). The Articles are attached as an exhibit to post-effective amendment number [●] to the Fund’s registration statement. Copies may be obtained as described under “Additional Information” in the accompanying Prospectus. Any capitalized terms in this section and the “Special Characteristics and Risks of the Offering and the Series [●] Preferred Shares” section of this Prospectus Supplement that are not defined have the meaning assigned to them in the Articles.

The Fund’s charter (the “Charter”) authorizes its Board of Directors to reclassify any authorized but unissued shares of the Fund’s capital stock, $0.001 par value per share, without the approval of common stockholders. The Articles authorize the issuance of up to [●] Series [●] Preferred Shares. All Series [●] Preferred Shares will have a liquidation preference of $[●] per share. Holders of Series [●] Preferred Shares shall be entitled to receive cumulative cash dividends and distributions at the rate of [●]% per annum (computed on the basis of a 360-day year consisting of twelve 30-day months) of the $[●] per-share liquidation preference on the Series [●] Preferred Shares.

Dividends and distributions on Series [●] Preferred Shares will accumulate from the date of their original issue, which is [●].

The Series [●] Preferred Shares, when issued by the Fund and paid for pursuant to the terms of this Prospectus Supplement and the accompanying Prospectus, will be fully paid and non-assessable and will have no preemptive, exchange or conversion rights. Any Series [●] Preferred Shares purchased or redeemed by the Fund will be reclassified as authorized and unissued shares of preferred stock of the Fund without further designation as to class or series. The Board of Directors may by resolution classify or reclassify any authorized and unissued Series [●] Preferred Shares from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of such shares. The affirmative vote of the holders of a majority, as defined in the 1940 Act, of the outstanding Series [●] Preferred Shares (or shares of any other series of the Fund’s preferred stock), voting separately from the holders of any other series of the Fund’s preferred stock (to the extent its rights are affected differently), shall be required with respect to any matter that materially and adversely affects the rights, preferences or powers of that series in a manner different from that of other series or classes of the Fund’s capital stock. The affirmative vote of the holders of a majority, as defined in the 1940 Act, of the outstanding shares of the Fund’s preferred stock, voting separately as one class (including the Series [●] Preferred Shares), shall be required to amend, alter or repeal the provisions of the Fund’s Charter or bylaws, whether by merger, consolidation or otherwise, if such amendment, alteration or repeal would affect adversely the rights, preferences or powers expressly set forth in any articles supplementary of the Fund’s preferred stock, including the Articles, unless, in each case, the Fund obtains written confirmation from any rating agency then rating the Series [●] Preferred Shares at the Fund’s request that such amendment, alteration or repeal would not impair the rating then assigned by such rating agency to the Series [●] Preferred Shares, in which case the vote or consent of the holders of the Series [●] Preferred Shares is not required. No matter shall be deemed to adversely affect any rights, preferences or powers of the Series [●] Preferred Shares unless such matter (i) adversely alters or abolishes any preferential right of such series; (ii) creates, adversely alters or abolishes any right in respect of redemption of such series; or (iii) creates or adversely alters (other than to abolish) any restriction on transfer applicable to such series. An increase in the number of authorized shares of preferred stock of the Fund pursuant to the Charter or the issuance of additional shares of any series of preferred stock of the Fund (including the Series [●] Preferred Shares) pursuant to the Charter shall not in and of itself be considered to adversely affect the rights, preferences or powers of the Series [●] Preferred Shares.

The disclosure set forth in this Description of the Series [●] Preferred Shares and under the heading “Special Characteristics and Risks of the Offering and the Series [●] Preferred Shares” is intended to be a summary of the material provisions of the Series [●] Preferred Shares. Since this Description of the Series [●] Preferred Shares is only a summary, you should refer to the Articles for a complete description of the obligations of the Fund and your rights. The disclosure set forth in this Description of the Series [●] Preferred Shares and under the heading “Special Characteristics and Risks of the Offering and the Series [●] Preferred Shares” supplements the description of the preferred stock set forth under the caption “Description of the Capital Stock – Preferred Stock” in the accompanying Prospectus, and in the event that any provision described in the disclosure set forth in this Description of the Series [●] Preferred Shares and under the heading “Special Characteristics and Risks of the Offering and the Series [●] Preferred Shares” is inconsistent with any description contained in the accompanying Prospectus, the disclosure set forth in this Description of the Series [●] Preferred Shares and under the heading “Special Characteristics and Risks of the Offering and the Series [●] Preferred Shares” will apply and supersede the description in the accompanying Prospectus.

TERMS OF THE SERIES [●] PREFERRED SHARES

Dividends and Distributions

For the twelve month period commencing on the date shares of the Series [●] Preferred are first issued (the “Initial Dividend Period”), holders of Series [●] Preferred will be entitled to receive, when, as and if authorized by, or under authority granted by, the Board of Directors, out of funds legally made available therefor, cumulative cash dividends and distributions at the rate of [●]% per annum (computed on the basis of a 360-day year consisting of twelve 30-day months) of the $[●] per share liquidation preference on the Series [●] Preferred. After the Initial Dividend Period, holders of Series [●] Preferred will be entitled to receive, when, as and if authorized by, or under authority granted by, the Board of Directors, out of funds legally made available therefor, cumulative cash dividends and distributions at the rate of [●]% per annum (computed on the basis of a 360-day year consisting of twelve 30-day months) of the $[●] per share liquidation preference on the Series [●] Preferred for all future dividend periods, when, as and if such dividends are declared.

Dividends in both the Initial Dividend Period and thereafter will in each case be payable quarterly on [March 26, June 26, September 26 and December 26] in each year (each a “Dividend Payment Date”) commencing on [●] 26, [2019] (or, if any such day is not a business day, then on the next succeeding business day) to holders of record of Series [●] Preferred as they appear on the stock register of the Fund at the close of business on the fifth preceding Business Day. Dividends and distributions on Series [●] Preferred shall accrue from the date on which the shares are originally issued. Each period beginning on and including a Dividend Payment Date (or the date of original issue, in the case of the first dividend period after issuance of the Series [●] Preferred) and ending on but excluding the next succeeding Dividend Payment Date is referred to herein as a “Dividend Period.” Dividends and distributions on account of arrears for any past Dividend Period or in connection with the redemption of Series [●] Preferred may be declared and paid at any time, without reference to any Dividend Payment Date, to holders of record on such date as shall be fixed by the Board of Directors that is not more than 30 days before the Dividend Payment Date.

No full dividends or distributions will be declared or paid on Series [●] Preferred for any Dividend Period or part thereof unless full cumulative dividends and distributions due through the most recent Dividend Payment Dates therefor for all outstanding shares of any series of preferred stock of the Fund ranking on a parity with the Series [●] Preferred as to the payment of dividends and distributions have been or contemporaneously are declared and paid. If full cumulative dividends and distributions due have not been paid on all outstanding shares of the Fund’s preferred stock, any dividends and distributions being paid on such shares of preferred stock (including the Series [●] Preferred) will be paid as nearly pro rata as possible in proportion to the respective amounts of dividends and distributions accumulated but unpaid on each such series of preferred stock on the relevant Dividend Payment Date.

Voting Rights

Except as otherwise provided in the Fund’s governing documents (including the Articles) or a resolution of the Board of Directors, or as required by applicable law, holders of Series [●] Preferred Shares shall have no power to vote on any matter except matters submitted to a vote of the Fund’s common stock. In any matter submitted to a vote of the holders of the common stock, each holder of Series [●] Preferred Shares shall be entitled to one vote for each Series [●] Preferred Share held and the holders of all outstanding shares of preferred stock, including Series [●] Preferred Shares, and the shares of common stock shall vote together as a single class; provided, however, that at any meeting of the stockholders of the Fund held for the election of Directors, the holders of the outstanding shares of preferred stock, including Series [●] Preferred Shares, shall be entitled, as a class, to the exclusion of the holders of all other classes of capital stock of the Fund, to elect a number of the Fund’s directors, such that following the election of directors at the meeting of the stockholders, the Fund’s Board of Directors shall contain two directors elected by the holders of the outstanding shares of preferred stock, including the Series [●] Preferred Shares.

During any period in which any one or more of the conditions described below shall exist (such period being referred to herein as a “Voting Period”), the number of directors constituting the Fund’s Board of Directors shall be increased by the smallest number of additional directors that, when added to the two directors elected exclusively by the holders of outstanding shares of preferred stock, would constitute a simple majority of the Fund’s Board of Directors as so increased by such smallest number, and the holders of outstanding shares of preferred stock, including the Series [●] Preferred Shares, voting separately as one class (to the exclusion of the holders of all other classes of capital stock of the Fund) shall be entitled to elect such smallest number of additional directors and the two directors the holders of shares of preferred stock, including the Series [●] Preferred Shares, are otherwise entitled to elect. The Fund and the Fund’s Board of Directors shall take all necessary actions, including amending the Fund’s bylaws, to effect an increase in the number of directors as described in the preceding sentence. A Voting Period shall commence:

(i)

if at any time accumulated dividends and distributions on the outstanding Series [●] Preferred Shares equal to at least two full years’ dividends and distributions shall be due and unpaid and sufficient cash or specified securities shall not have been deposited with Computershare Trust Company, N.A., and its successors or any other dividend-disbursing agent appointed by the Fund, for the payment of such accumulated dividends and distributions; or

(ii)	if at any time holders of any other shares of preferred stock are entitled to elect a majority of the Directors of the Fund under the 1940 Act or articles supplementary creating such shares.

[Holder Put Option]

[To be described if such rights will be provided.]

Calling of Series [●] Preferred

Prior to [●], 20[●] the shares of Series [●] Preferred are not subject to optional redemption by the Fund unless the redemption is necessary, in the judgment of the Board of Directors, to maintain the Fund’s status as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. Commencing on [●], 20[●] and thereafter, to the extent permitted by the 1940 Act and Maryland law, the Fund may at any time upon notice redeem the Series [●] Preferred in whole or in part at a price equal to the liquidation preference per share plus accumulated but unpaid dividends through the date of redemption.

Stock Exchange Listing

An application will be made to list the Series [●] Preferred on the [NYSE]. The Series [●] Preferred is expected to commence trading on the [NYSE] within thirty days of the date of issuance.

DESCRIPTION OF THE RIGHTS OFFERING

Terms of the Rights Offering

The Fund is issuing to common shareholders of record as of the close of business on [●], 2019 (“the Record Date,” and such shareholders, the “Record Date Shareholders”) Rights to subscribe for common shares and preferred shares. Each Record Date Shareholder is being issued [one] transferable Right for each common share owned on the Record Date. The Rights entitle the holders to acquire for $[●] in cash (the “Subscription Price”) one common share and one preferred share for every [●] Rights. Fractional shares will not be issued upon the exercise of the Rights and Rights may be exercised only for an equal number of common shares and preferred shares and not for only common shares or preferred shares or an unequal number of common shares and preferred shares. Rights may be exercised at any time during the period which commences on [●], 2019, and ends at 5:00 PM Eastern Time on [●], 2019 (the “Subscription Period”). The right to acquire one common share and one preferred share for every [●] Rights held during the Subscription Period (or any extension thereof) at the Subscription Price will be referred to in the remainder of this prospectus supplement as the “Subscription.”

Rights may be evidenced by subscription certificates or may be uncertificated and evidenced by other appropriate documentation (“Subscription Certificates”). The number of Rights issued to each holder will be stated on the Subscription Certificate delivered to the holder. The method by which Rights may be exercised and shares paid for is set forth below in “Method of Exercise of Rights” and “Payment for Shares.” A Rights holder will have no right to rescind a purchase after [●] (the “Rights Agent”) has received payment. See “Payment for Shares” below. It is anticipated that the preferred shares issued pursuant to an exercise of Rights will be listed on the NYSE.

Rights holders who are Record Date Shareholders are entitled to subscribe for additional common shares and preferred shares at the same Subscription Price pursuant to the over-subscription privilege, subject to certain limitations and subject to allotment. See “Over-Subscription Privilege” below.

For purposes of determining the maximum number of shares a Record Date Shareholder may acquire pursuant to the offer, broker-dealers, trust companies, banks or others whose shares are held of record by Cede & Co. (“Cede”), as nominee for the Depository Trust Company or by any other depository or nominee will be deemed to be the holders of the Rights that are held by Cede or such other depository or nominee on their behalf.

The Rights are transferable until [5:00 PM] Eastern Time [●], 2019 (the “Expiration Date”) and are expected to be admitted for trading on the [NYSE]. Assuming a market exists for the Rights, the Rights may be purchased and sold through usual brokerage channels and sold through the Rights Agent. Although no assurance can be given that a market for the Rights will develop, trading in the Rights on the [NYSE] is expected to begin three business days before the Record Date and may be conducted until the close of trading on the last [NYSE] trading day prior to the Expiration Date. Trading of the Rights on the [NYSE] is expected to be conducted on a when-issued basis until and including the date on which the Subscription Certificates are mailed to Record Date Shareholders and thereafter is expected to be conducted on a regular way basis until and including the last [NYSE] trading day prior to the Expiration Date. The method by which Rights may be transferred is set forth below under “Method of Transferring Rights.” The common shares are expected to begin trading ex-Rights two business days prior to the Record Date as determined and announced by the [NYSE].

Nominees who hold the Fund’s common shares for the account of others, such as banks, broker-dealers, trustees or depositories for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owners’ intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the nominee should complete the Subscription Certificate and submit it to the Rights Agent with proper payment. In addition, beneficial owners of the common shares or Rights held through such a nominee should contact the nominee and request the nominee to effect transactions in accordance with such beneficial owner’s instructions.

Purpose of the Offer

The Fund’s Board of Directors has determined that it would be in the best interests of the Fund and the shareholders to increase the assets of the Fund available for investment, thereby permitting the Fund to be in a better position to more fully take advantage of investment opportunities that may arise without having to reduce existing Fund holdings.

The Offer seeks to reward existing shareholders by giving them the right to purchase additional common shares at a price that may be below market and/or net asset value and newly issued preferred shares at a price that may be below the market value without incurring any commission charge. The distribution to shareholders of transferable Rights, which themselves may have intrinsic value, may also afford non-subscribing shareholders the potential of receiving a cash payment upon sale of such Rights, receipt of which may be viewed as partial compensation for the possible dilution of their interests in the Fund.

Important Dates to Remember

Please note that the dates in the table below may change if the rights offering is extended.

EVENT	DATE
Record Date	[●], 2019
Subscription Period	[●], 2019 through [●], 2019
Expiration Date*	[●], 2019
Payment for Guarantees of Delivery Due*	[●], 2019
Issuance Date	[●], 2019
Confirmation Date	[●], 2019

*

A shareholder exercising Rights must deliver by 5:00 PM Eastern Time on [●], 2019 either (a) a Subscription Certificate and payment for shares or (b) a notice of guaranteed delivery and payment for shares.

**	Unless the offer is extended to a date no later than [●], 2019.

Over-Subscription Privilege

Rights holders who are Record Date Shareholders and who fully exercise their Rights are entitled to subscribe for additional common shares and preferred shares at the same Subscription Price pursuant to the over-subscription privilege, subject to certain limitations and subject to allotment.

Record Date Shareholders who are fully exercising their Rights during the subscription period should indicate, on the Subscription Certificate which they submit with respect to the exercise of the Rights issued to them, how many common shares and preferred shares they are willing to acquire pursuant to the over-subscription privilege. A holder of Rights may only submit an over-subscription request for an equal number of common shares and preferred shares and may not request to purchase only common shares or preferred shares or an unequal number of common shares and preferred shares. Rights acquired in the secondary market may not participate in the over-subscription privilege.

Over-subscription requests will be honored only to the extent fewer than all of the Rights are exercised.

Unsubscribed common shares and preferred shares will be allocated pro-rata among those eligible Record Date Shareholders who over-subscribe based on the number of the Fund’s common shares owned on the Record Date. The allocation process may involve a series of allocations in order to assure that the total number of common shares and preferred shares available for over-subscriptions or, if less, the total number of common shares and preferred shares sufficient to fill all over-subscriptions, is allocated.

Banks, broker-dealers, trustees and other nominee holders of rights will be required to certify to the Rights Agent, before any over-subscription privilege may be exercised with respect to any particular beneficial owner, as to the aggregate number of Rights exercised during the Subscription Period and the number of common shares and preferred shares subscribed for pursuant to the over-subscription privilege by such beneficial owner and that such beneficial owner’s Subscription was exercised in full. Nominee holder over-subscription forms and beneficial owner certification forms will be distributed to banks, broker-dealers, trustees and other nominee holders of rights with the Subscription Certificates. Nominees should also notify holders purchasing Rights in the secondary market that such Rights may not participate in the over-subscription privilege.

The Fund will not offer or sell any common shares and preferred shares that are not subscribed for during the Subscription Period or pursuant to the over-subscription privilege.

Sales by Rights Agent

Holders of Rights who are unable or do not wish to exercise any or all of their Rights may instruct the Rights Agent to sell any unexercised Rights. The Subscription Certificates representing the Rights to be sold by the Rights Agent must be received on or before [●], 2019. Upon the timely receipt of the appropriate instructions to sell Rights, the Rights Agent will use its best efforts to complete the sale and will remit the proceeds of sale, net of any commissions, to the holders. The Rights Agent will also attempt to sell any Rights attributable to shareholders of record whose addresses are outside the United States, or who have an APO or FPO address. If the Rights can be sold, sales of the Rights will be deemed to have been effected at the weighted average price received by the Rights Agent on the day such Rights are sold, less any applicable brokerage commissions, taxes and other expenses. The selling Rights holder will pay all brokerage commissions incurred by the Rights Agent. These sales may be effected by the Rights Agent. [●] (the “Dealer Manager”), a registered broker-dealer may also act on behalf of its clients to purchase or sell Rights in the open market and be compensated for its services at a commission of up to $[●] per Right, provided that, if the Rights trade at a value of $[●] or less at the time of such sale, then no commission will be charged. The Rights Agent will automatically attempt to sell any unexercised Rights that remain unclaimed as a result of Subscription Certificates being returned by the postal authorities as undeliverable as of the fourth business day prior to the Expiration Date. These sales will be made net of commissions, taxes and any other expenses paid on behalf of the nonclaiming holders of Rights. Proceeds from those sales will be held by [●], in its capacity as the Fund’s transfer agent, for the account of the nonclaiming holder of rights until the proceeds are either claimed or escheated. There can be no assurance that the Rights Agent will be able to complete the sale of any of these Rights and neither the Fund nor the Rights Agent has guaranteed any minimum sales price for the Rights. All of these Rights will be sold at the market price, if any, through an exchange or market trading the Rights. If the Rights can be sold, sales of these Rights will be deemed to have been effected at the weighted average price received by the Rights Agent on the day such Rights are sold, less any applicable brokerage commissions, taxes and other expenses.

Shareholders are urged to obtain a recent trading price for the Rights on the [NYSE] from their broker, bank, financial advisor or the financial press.

Method of Transferring Rights

The Rights evidenced by a single Subscription Certificate may be transferred in whole by endorsing the Subscription Certificate for transfer in accordance with the accompanying instructions. A portion of the Rights evidenced by a single Subscription Certificate (but not fractional Rights) may be transferred by delivering to the Rights Agent a Subscription Certificate properly endorsed for transfer, with instructions to register the portion of the Rights evidenced thereby in the name of the transferee (and to issue a new Subscription Certificate to the transferee evidencing the transferred Rights). In this event, a new Subscription Certificate evidencing the balance of the Rights will be issued to the Rights holder or, if the Rights holder so instructs, to an additional transferee.

Holders wishing to transfer all or a portion of their Rights (but not fractional Rights) should promptly transfer such Rights to ensure that: (i) the transfer instructions will be received and processed by the Rights Agent, (ii) a new Subscription Certificate will be issued and transmitted to the transferee or transferees with respect to transferred Rights, and to the transferor with respect to retained Rights, if any, and (iii) the Rights evidenced by the new Subscription Certificates may be exercised or sold by the recipients thereof prior to the Expiration Date. Neither the Fund nor the Rights Agent will have any liability to a transferee or transferor of Rights if Subscription Certificates are not received in time for exercise or sale prior to the Expiration Date.

Except for the fees charged by the Rights Agent (which will be paid by the Fund as described below), all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of Rights will be for the account of the transferor of the Rights, and none of these commissions, fees or expenses will be borne by the Fund or the Rights Agent.

The Fund anticipates that the Rights will be eligible for transfer through, and that the exercise of the Subscription may be effected through, the facilities of DTC (Rights exercised through DTC are referred to as “DTC Exercised Rights”).

Rights Agent

The Rights Agent is [●]. The Rights Agent will receive from the Fund an amount estimated to be $[●], comprised of the fee for its services and the reimbursement for certain expenses related to the rights offering.

INQUIRIES BY ALL HOLDERS OF RIGHTS SHOULD BE DIRECTED TO: [THE INFORMATION AGENT, [●].; HOLDERS MAY ALSO CONSULT THEIR BROKERS OR NOMINEES.]

Method of Exercise of Rights

Rights may be exercised by completing and signing the reverse side of the Subscription Certificate and mailing it in the envelope provided, or otherwise delivering the completed and signed Subscription Certificate to the Rights Agent, together with payment of the Subscription Price as described below under “Payment for Shares.” Rights may also be exercised through a Rights holder’s broker, who may charge the Rights holder a servicing fee in connection with such exercise.

Completed Subscription Certificates must be received by the Rights Agent prior to [5:00 PM] Eastern Time, on the Expiration Date (unless payment is effected by means of a notice of guaranteed delivery as described below under “Payment for Shares”). The Subscription Certificate and payment should be delivered to the Rights Agent at the following address:

If By First Class Mail:

The Gabelli Equity Trust Inc.

[●]

If By Overnight Courier:

The Gabelli Equity Trust Inc.

[●]

Payment for Shares

Holders of Rights who acquire common shares and preferred shares in the Subscription may choose between the following methods of payment:

(1)

A subscription will be accepted by the Rights Agent if, prior to [5:00 PM] Eastern Time, on the Expiration Date, the Rights Agent has received a written notice of guaranteed delivery from a bank, a trust company, or a NYSE member, guaranteeing delivery of (i) payment of the full Subscription Price for the common shares and preferred shares subscribed for in the Subscription and, if eligible, for any additional common shares and preferred shares subscribed for pursuant to the over-subscription privilege, and (ii) a properly completed and executed Subscription Certificate. The Rights Agent will not honor a notice of guaranteed delivery if a properly completed and executed Subscription Certificate and full payment is not received by the Rights Agent by the close of business on the third business day after the Expiration Date. The notice of guaranteed delivery may be delivered to the Rights Agent in the same manner as Subscription Certificates at the addresses set forth above, or may be transmitted to the Rights Agent by facsimile transmission (fax number [●]); telephone number to confirm receipt [●].

(2)

Alternatively, a holder of Rights can send the Subscription Certificate, together with payment in the form of a check (which must include the name of the shareholder) to the Rights Agent, based on the Subscription Price of $[●], which represents $[●] per common share and $[●] per preferred share. To be accepted, the payment, together with the executed Subscription Certificate, must be received by the Rights Agent at the addresses noted above prior to 5:00 PM Eastern Time on the Expiration Date. The Rights Agent will deposit all share purchase checks received by it prior to the final due date into a segregated account, in each case pending proration and distribution of common shares and preferred shares. The Rights Agent will not accept cash as a means of payment for common shares and preferred shares.

EXCEPT AS OTHERWISE SET FORTH BELOW, A PAYMENT PURSUANT TO THIS METHOD MUST BE IN UNITED STATES DOLLARS BY CHECK (WHICH MUST INCLUDE THE NAME OF THE SHAREHOLDER) DRAWN ON A BANK LOCATED IN THE CONTINENTAL UNITED STATES [(OR FOR CANADIAN RESIDENTS, A BANK LOCATED IN CANADA)], MUST BE PAYABLE TO THE GABELLI EQUITY TRUST INC. AND MUST ACCOMPANY AN EXECUTED SUBSCRIPTION CERTIFICATE TO BE ACCEPTED.

If a holder of Rights who acquires common shares and preferred shares pursuant to the Subscription makes payment of an insufficient amount, the Fund reserves the right to take any or all of the following actions: (i) find other purchasers for such subscribed-for and unpaid-for common shares and preferred shares; (ii) apply any payment actually received by it toward the purchase of the greatest whole number of common shares and preferred shares which could be acquired by such holder upon exercise of the Subscription or over-subscription privilege; (iii) sell in the open market all or a portion of the common shares and preferred shares purchased by the holder and apply the proceeds to the amounts owed; and (iv) exercise any and all other rights or remedies to which it may be entitled, including, without limitation, the right to set off against payments actually received by it with respect to such subscribed common shares and preferred shares and to enforce the relevant guarantee of payment.

Any payment required from a holder of Rights must be received by the Rights Agent prior to [5:00 PM] Eastern Time on the Expiration Date, or if the Rights holder has elected to make payment by means of a notice of guaranteed delivery, by the close of business on the third business day after the Expiration Date. Whichever of the two methods of payment described above is used, issuance and delivery of certificates for the common shares and preferred shares purchased are subject to collection of checks, as well as actual payment pursuant to any notice of guaranteed delivery.

Within [●] business days following the Expiration Date (the “Confirmation Date”), a confirmation will be sent by the Rights Agent to each holder of Rights (or, if the common shares are held by Cede or any other depository or nominee, to Cede or such other depository or nominee), showing (i) the number of common shares and preferred shares acquired pursuant to the Subscription, (ii) the number of common shares and preferred shares, if any, acquired pursuant to the over-subscription privilege, and (iii) the per common share and preferred share and total purchase price for the common shares and preferred shares. Any payment required from a holder of Rights must be received by the Rights Agent on the Expiration Date, or if the Rights holder has elected to make payment by means of a notice of guaranteed delivery, on the third business day after the Expiration Date. Any excess payment to be refunded by the Fund to a holder of Rights, or to be paid to a holder of Rights as a result of sales of Rights on his behalf by the Rights Agent, will be mailed by the Rights Agent to the holder within [●] business days after the Expiration Date. If any Rights holder exercises its right to acquire common shares and preferred shares pursuant to the over-subscription privilege, any excess payment which would otherwise be refunded to the Rights holder will be applied by the Fund toward payment for common shares and preferred shares acquired pursuant to exercise of the over-subscription privilege.

A Rights holder will have no right to rescind a purchase after the Rights Agent has received payment either by means of a notice of guaranteed delivery or a check.

Holders, such as broker-dealers, trustees or depositories for securities, who hold common shares for the account of others, should notify the respective beneficial owners of the common shares as soon as possible to ascertain such beneficial owners’ intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the record holder of the Rights should complete Subscription Certificates and submit them to the Rights Agent with the proper payment. In addition, beneficial owners of common shares or Rights held through such a holder should contact the holder and request the holder to effect transactions in accordance with the beneficial owner’s instructions. Banks, broker-dealers, trustees and other nominee holders that hold common shares of the Fund for the accounts of others are advised to notify those persons that purchase Rights in the secondary market that such Rights may not participate in the over-subscription privilege.

The instructions accompanying the Subscription Certificates should be read carefully and followed in detail. DO NOT SEND SUBSCRIPTION CERTIFICATES TO THE FUND.

The method of delivery of Subscription Certificates and payment of the subscription price to the Rights Agent will be at the election and risk of the Rights holders, but if sent by mail it is recommended that the certificates and payments be sent by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the Rights Agent and clearance of payment prior to [5:00 PM] Eastern Time, on the Expiration Date. Because uncertified personal checks may take at least five business days to clear, you are strongly urged to pay, or arrange for payment, by means of a certified or cashier’s check.

All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Fund, whose determinations will be final and binding. The Fund in its sole discretion may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Fund determines in its sole discretion. Neither the Fund nor the Rights Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Certificates or incur any liability for failure to give such notification.

Foreign Restrictions

Subscription Certificates will only be mailed to Record Date Shareholders whose addresses are within the United States (other than an APO or FPO address; for these purposes, the United States includes the District of Columbia and the territories and possessions of the United States). Because the offering of the Rights will not be registered in any jurisdiction other than the United States, the Rights Agent will attempt to sell all of the Rights issued to shareholders of record outside of these jurisdictions and remit the net proceeds, if any, to such shareholders of record. If the Rights can be sold, sales of these Rights will be deemed to have been effected at the weighted average price received by the Rights Agent on the day the Rights are sold, less any applicable brokerage commissions, taxes and other expenses.

Certain Employee Benefit Plan and IRA Considerations

Rights holders that are employee benefit plans subject to limitations imposed by the Internal Revenue Code of 1986, as amended (the “Code”), such as employee plans subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Keogh Plans and Individual Retirement Accounts (“IRA”) (each a “Benefit Plan” and collectively, “Benefit Plans”), should be aware that the use of additional contributions of cash outside of the Benefit Plan to exercise Rights may be treated as additional contributions to the Benefit Plan. When taken together with contributions previously made, such deemed additional contributions may be in excess of tax limitations and subject the Rights holder to excise taxes for excess or nondeductible contributions. In the case of Benefit Plans qualified under Section 401(a) of the Code, additional contributions could cause the maximum contribution limitations of Section 415 of the Code or other qualification rules to be violated. Benefit Plans contemplating making additional contributions to exercise Rights should consult with their legal and tax counsel prior to making such contributions.

Benefit Plans and other tax exempt entities, including governmental plans, should also be aware that if they borrow to finance their exercise of Rights, they may become subject to the tax on unrelated business taxable income (“UBTI”) under Section 511 of the Code. If any portion of an IRA is used as security for a loan, the portion so used may also be treated as distributed to the IRA depositor.

A Benefit Plan may also be subject to laws, such as ERISA, that impose certain requirements on the Benefit Plan and on those persons who are fiduciaries with respect to the Benefit Plans. Such requirements may include prudence and diversification requirements and require that investments be made in accordance with the documents governing the Benefit Plan. The exercise of Rights by a fiduciary for a Benefit Plan should be considered in light of such fiduciary requirements.

In addition, ERISA and the Code prohibit certain transactions involving the assets of a Benefit Plan and certain persons (referred to as “parties in interest” for purposes of ERISA and “disqualified persons” for purposes of the Code) having certain relationships to such Benefit Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a nonexempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code (or with respect to certain Benefits Plans, such as IRAs, a prohibited transaction may cause the Benefit Plan to lose its tax-exempt status). In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions (“PTCEs”) that may apply to the exercise of the Rights and holding of the common shares and preferred shares. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers, PTCE 84-24 governing purchases of shares in investment companies) and PTCE 75-1 respecting sales of securities. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code each provides a limited exemption, commonly referred to as the “service provider exemption,” from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions between a Benefit Plan and a person that is a party in interest and/or a disqualified person (other than a fiduciary or an affiliate that, directly or indirectly, has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of any Benefit Plan involved in the transaction) solely by reason of providing services to the Benefit Plan or by relationship to a service provider, provided that the Benefit Plan receives no less, nor pays no more, than adequate consideration. There can be no assurance that all of the conditions of any such exemptions or any other exemption will be satisfied at the time that the Rights are exercised, or thereafter while the common shares and preferred shares are held, if the facts relied upon for utilizing a prohibited transaction exemption change.

Due to the complexity of these rules and the penalties for noncompliance, fiduciaries of Benefit Plans should consult with their legal and tax counsel regarding the consequences of their exercise of Rights under ERISA, the Code and other similar laws.

USE OF PROCEEDS

The Fund estimates the net proceeds of the Offer to be $[●], based on the Subscription Price of $[●], which represents $[●] per common share and $[●] per preferred share, and after deduction of the underwriting discounts and commissions, estimated offering expenses payable by the Fund, and assuming all common shares and preferred shares offered are sold.

The Investment Adviser anticipates that investment of the proceeds will be made in accordance with the Fund’s investment objectives and policies as appropriate investment opportunities are identified, which is expected to be substantially completed in approximately three months; however, the identification of appropriate investment opportunities pursuant to the Fund’s investment objectives and policies or changes in market conditions may cause the investment period to extend as long as six months. This could occur because the Investment Adviser follows a value-oriented investment strategy; therefore, market conditions could result in the Investment Adviser delaying the investment of proceeds if it believes the margin of risk in making additional investments is not favorable in light of its value-oriented investment strategy. See “Investment Objectives and Policies—Investment Methodology of the Fund” in the accompanying Prospectus. Pending such investment, the proceeds will be held in high quality short term debt securities and instruments. The Investment Adviser may also use the proceeds to redeem or repurchase existing series of preferred stock, in whole or in part.

CAPITALIZATION

The following table sets forth the unaudited capitalization of the Fund as of December 31, 2018 and its adjusted capitalization assuming all of the common shares and preferred shares offered in this Prospectus Supplement had been issued.

As of December 31, 2018
	Actual		As adjusted
Preferred shares, $0.001 par value per share. (The “Actual” column reflects the absence of any outstanding preferred shares as of December 31, 2018; the “As adjusted” column assumes the issuance of [●] preferred shares, $[●] liquidation preference per share)	$—		$	[	●]

Common shares, $0.001 par value per share. (The “Actual” column reflects the [●] shares outstanding as of December 31, 2018; the “As adjusted” column assumes the issuance of [●] shares)	[	●]		[	●]

Shareholders’ equity applicable to common shares:

Paid-in surplus*	[	●]		[	●]

Accumulated distributions in excess of net investment income	([	●])		([	●])

Accumulated net realized loss on investments, futures contracts, swap contracts, and foreign currency transactions	([	●])		([	●])

Net unrealized appreciation on investments, futures contracts, and foreign currency transactions	[	●]		[	●]

Net assets applicable to common shares	[	●]		[	●]

Liquidation preference of preferred shares	[	●]		[	●]

Net assets, plus the liquidation preference of preferred shares	[	●]		[	●]

*	As adjusted paid-in surplus reflects a deduction for the estimated solicitation fees to broker dealers of $[●] and estimated offering expenses of the common shares and preferred shares of $[●].

ASSET COVERAGE RATIO

Pursuant to the 1940 Act, the Fund generally will not be permitted to declare any dividend, or declare any other distribution, upon any common shares, or purchase any such common shares, unless, in every such case, all preferred shares issued by the Fund have at the time of declaration of any such dividend or distribution or at the time of any such purchase an asset coverage of at least 200% (“1940 Act Asset Coverage Requirement”) after deducting the amount of such dividend, distribution, or purchase price, as the case may be. The Fund’s preferred shares are expected to have an initial asset coverage on the date of issuance of approximately [●]%.

In addition to the 1940 Act Asset Coverage Requirement, the Fund is subject to certain restrictions on investments imposed by guidelines of one or more rating agencies, which have issued ratings for certain of the preferred shares and may issue a rating for the Series [●] Preferred Shares. [See “Special Characteristics and Risks of the Series [●] Preferred Shares—Risks—Credit Rating Risk” in this Prospectus Supplement.]

SPECIAL RISKS OF THE OFFERING AND THE SERIES [●] PREFERRED SHARES

Risk is inherent in all investing. Therefore, before investing in the common shares and preferred shares you should consider the risks carefully. See “Risk Factors and Special Considerations” in the Prospectus and the special risks and considerations set out below.

Principal Risks Associated with an Investment in the Preferred Shares

Market Price Risk. The market price for the Series [●] Preferred Shares will be influenced by changes in interest rates, the perceived credit quality of the Series [●] Preferred Shares and other factors, and may be higher or lower than the liquidation preference of the Series [●] Preferred Shares. There is currently no market for the Series [●] Preferred Shares.

Liquidity Risk. Currently, there is no public market for the Series [●] Preferred Shares. As noted above, an application will be made to list the Series [●] Preferred Shares on the [●]. However, during an initial period which is not expected to exceed [●] days after the date of its issuance, the Series [●] Preferred Shares will not be listed on any securities exchange. Before the Series [●] Preferred Shares are listed on the [●], the underwriters may, but are not obligated to, make a market in the Series [●] Preferred Shares. No assurances can be provided that listing on any securities exchange or market making by the underwriters will result in the market for Series [●] Preferred Shares being liquid at any time.

Redemption Risk. The Fund may at any time redeem Series [●] Preferred Shares to the extent necessary to meet regulatory asset coverage requirements or requirements imposed by credit rating agencies. For example, if the value of the Fund’s investment portfolio declines, thereby reducing the asset coverage for the Series [●] Preferred Shares, the Fund may be obligated under the terms of the Series [●] Preferred Shares to redeem some or all of the Series [●] Preferred Shares. In addition, commencing [●], the Fund will be able to call the Series [●] Preferred Shares at the option of the Fund. Investors may not be able to reinvest the proceeds of any redemption in an investment providing the same or a higher dividend rate than that of the Series [●] Preferred Shares. Although unlikely, precipitous declines in the value of the Fund’s assets could result in the Fund having insufficient assets to redeem all of the Series [●] Preferred Shares for the full redemption price.

Subordination Risk. The Series [●] Preferred Shares are not a debt obligation of the Fund. The Series [●] Preferred Shares are junior in respect of distributions and liquidation preference to any indebtedness incurred by the Fund, and have the same priority with respect to payment of distributions and liquidation preference as the Series D Preferred Shares, Series G Preferred Shares, Series H Preferred Shares, Series J Preferred Shares and any other series of preferred stock that the Fund may issue.

[Credit Rating Risk. The Fund is seeking a credit rating on the Series [●] Preferred Shares. Any credit rating that is issued on the Series [●] Preferred Shares could be reduced or withdrawn while an investor holds Series [●] Preferred Shares. A reduction or withdrawal of the credit rating would likely have an adverse effect on the market value of the

Series [●] Preferred Shares. In addition, a credit rating does not eliminate or mitigate the risks of investing in the Series [●] Preferred Shares.]

Distribution Risk. The Fund may not meet the asset coverage requirements or earn sufficient income from its investments to make distributions on the Series [●] Preferred Shares.

Interest Rate Risk. The Series [●] Preferred Shares pay dividends at a fixed rate[, which resets after an initial period]. Prices of fixed income investments tend to vary inversely with changes in market yields. The market yields on securities comparable to the Series [●] Preferred Shares may increase, which would likely result in a decline in the value of the Series [●] Preferred Shares. Additionally, if interest rates rise, securities comparable to the Series [●] Preferred Shares may pay higher dividend rates and holders of the Series [●] Preferred Shares may not be able to sell the Series [●] Preferred Shares at their liquidation preference and reinvest the proceeds at market rates.

[Dividend Rate Adjustment Risk. The dividend rate of the Series [●] Preferred Shares automatically adjusts to a rate of [●]% per annum after a period of [●] months commencing on the date the Series [●] Preferred Shares are first issued. If interest rates rise during this time, holders of Series [●] Preferred Shares may receive a below market dividend rate which may cause the market price of the Series [●] Preferred Shares to decline.]

Principal Risks Associated with Investing in Common Shares in the Offer

Market Discount. As with any stock, the price of the Fund’s common shares fluctuates with market conditions and other factors. The common shares are currently trading at a [premium/discount ] to their net asset value. Since the inception of the Fund, the common shares have traded at discounts of as much as [●]%. Shares of closed-end investment companies frequently trade at a discount from their net asset values. This characteristic is a risk separate and distinct from the risk that the Fund’s net asset value could decrease as a result of its investment activities and may be greater for shareholders expecting to sell their common shares in a relatively short period of time following completion of this Offer.

Dilution. The net asset value of the common shares will be reduced immediately following this Offer as a result of the payment of certain offering costs.

If you do not exercise all of your Rights, you may own a smaller proportional interest in the Fund when the Offer is over. In addition, you will experience an immediate dilution of the aggregate net asset value per share of your common shares if you do not participate in the Offer and will experience a reduction in the net asset value per share whether or not you exercise your Rights, if the Subscription Price is below the Fund’s net asset value per Share on the Expiration Date, because:

•	the offered common shares are being sold at less than their current net asset value;

•	you will indirectly bear the expenses of the Offer; and

•	the number of common shares outstanding after the Offer will have increased proportionately more than the increase in the amount of the Fund’s net assets.

On the other hand, if the portion of the Subscription Price attributable to the additional common shares is above the Fund’s net asset value per share on the Expiration Date, you may experience an immediate accretion of the aggregate net asset value per share of your common shares even if you do not exercise your Rights and an immediate increase in the net asset value per share of your common shares whether or not you participate in the Offer, because:

•	the offered common shares are being sold at more than their current net asset value after deducting the expenses of the Offer; and

•	the number of common shares outstanding after the Offer will have increased proportionately less than the increase in the amount of the Fund’s net assets.

Furthermore, if you do not fully participate in the Offer, your percentage ownership may also be diluted. The Fund cannot state precisely the amount of any dilution because it is not known at this time what the net asset value per share will be on the Expiration Date or what proportion of the Rights will be exercised. The impact of the Offer on net asset value per share is shown by the following examples, assuming a Subscription Price of $[●], which represents $[●] per common share and $[●] per preferred share:

[Scenario 1: (assumes net asset value per share is above subscription price per common share)(1)
NAV(2)	$[●]
Subscription Price per common share	$[●]
Reduction in NAV($)(3)	$[●]
Reduction in NAV(%)	[●]%]
[Scenario 2: (assumes net asset value per share is below subscription price per common share)(1)
NAV(2)	$[●]
Subscription Price per common share	$[●]
Increase in NAV($)(3)	$[●]
Increase in NAV(%)	[●]]

(1)	Both examples assume the Offer is fully subscribed. Actual amounts may vary due to rounding.
(2)

For illustrative purposes only; reflects the Fund’s net asset value per Common Shares as of [●], 2019. It Is not known at this time what the net asset value per Common Share will be on the Expiration Date.

(3)	Assumes $[●] in estimated offering expenses.

If you do not wish to exercise your Rights, you should consider selling them as set forth in this Prospectus Supplement. Any cash you receive from selling your Rights may serve as partial compensation for any possible dilution of your interest in the Fund. The Fund cannot give assurance, however, that a market for the Rights will develop or that the Rights will have any marketable value.

Depending on whether all Rights are exercised and, if not, whether any over-subscription privileges are exercised, certain Record Date Shareholders could increase their percentage ownership in the Fund through the exercise of the primary Subscription and/or the over-subscription privilege.

Leverage Risk. The Fund will obtain leverage for investment purposes by issuing preferred shares in the Offer. The Fund’s leveraged capital structure will create special risks not associated with unleveraged funds having similar investment objectives and policies. These include the possibility of greater loss and the likelihood of higher volatility of the net asset value of the Fund and the asset coverage. Such volatility may increase the likelihood of the Fund’s having to sell investments in order to meet dividend payments on the preferred shares, or to redeem preferred shares, when it may be disadvantageous to do so. Also, if the Fund is utilizing leverage, a decline in net asset value could affect the ability of the Fund to make common share distribution payments, and such a failure to pay dividends or make distributions could result in the Fund’s ceasing to qualify as a regulated investment company under the Code.

Because the advisory fee paid to the Investment Adviser is calculated on the basis of the Fund’s total assets, rather than only on the basis of net assets attributable to the common shares, the fee will be higher when leverage in the form of preferred stock or borrowings is utilized, giving the Investment Adviser an incentive to utilize leverage.

Principal Risks Associated with a Rights Offering of Common Shares and Preferred Shares

Record Date Shareholders Who Do not Wish to Purchase Preferred Shares will Suffer Dilution to Their Interests in the Fund’s Common Shares if They Do not Purchase both Preferred Shares and Common Shares. The Rights may only be exercised to purchase an equal number of common shares and preferred shares in the Offer and may not be exercised to purchase only common shares or more common shares than preferred shares. As a consequence, a Record Date Shareholder who does not wish to purchase or own preferred shares and who accordingly does not exercise its Rights will suffer dilution in its interest in the common shares and, if the portion of the exercise price attributable to the common shares is less than net asset value per common share, to the net asset value per share of its common shares as well. This risk may be greater because the portion of the exercise price attributable to a preferred share is considerably greater than the portion attributable to a common share.

Holders of Rights Who Wish to Purchase Preferred Shares in the Offer May Not Do So Without Purchasing Common Shares in the Offer. The Rights may only be exercised to purchase an equal number of common shares and preferred shares in the Offer and may not be exercised to purchase only preferred shares or more preferred shares than common shares. As a consequence, a holder of Rights who wishes to purchase only preferred shares and who accordingly does not exercise its Rights may forego an opportunity to purchase preferred shares at what may be an attractive price.

Exercise of Rights Requires a Greater Investment than Purchasing Either Common Shares or Preferred Shares. In order to exercise its Rights a holder of Rights must purchase both common shares and preferred shares at a combined price of $[●], representing $[●] per preferred share and $[●] per common share. This is a higher amount than the price per share for either security by itself and may represent a greater investment than a holder may wish to make.

The Market Value of a Preferred Share or Common Share May Differ from the Price per Share Described in this Offer. The trading price per common share or preferred share may be higher or lower than the price to purchase such share in this Offer.

TAXATION

The following summary of certain U.S. federal income tax considerations supplements the discussion set forth in the accompanying Prospectus and Statement of Additional Information under the heading “Taxation” and is subject to the qualifications and assumptions set forth therein. Please refer to such discussion for a description of the consequences of investing in the common shares and preferred shares. Certain special tax considerations relating to this offering of Rights are summarized below:

•	The value of a Right will not be includible in the income of a shareholder at the time the Right is issued.

•

The basis of a Right issued to a shareholder will be zero, and the basis of the share with respect to which the Right was issued (the old share) will remain unchanged, unless either (a) the fair market value of the Right on the date of distribution is at least 15% of the fair market value of the old share, or (b) such shareholder affirmatively elects (in the manner set out in Treasury regulations under the Code) to allocate to the Right a portion of the basis of the old share. If either (a) or (b) applies, such shareholder must allocate basis between the old share and the Right in proportion to their fair market values on the date of distribution.

•	The basis of a Right purchased in the market will generally be its purchase price.

•	The holding period of a Right issued to a shareholder will include the holding period of the old share.

•

No loss will be recognized by a shareholder if a Right distributed to such shareholder expires unexercised, because the basis of the old share may be allocated to a Right only if the Right is exercised or sold. If a Right that has been purchased in the market expires unexercised, there will be a recognized loss equal to the basis of the Right.

•

Any gain or loss on the sale of a Right will be a capital gain or loss if the Right is held as a capital asset (which in the case of a Right issued to shareholders will depend on whether the old share is held as a capital asset), and will be a long term capital gain or loss if the holding period is deemed to exceed one year.

•	No gain or loss will be recognized by a shareholder upon the exercise of a Right.

•

In general, the basis of a share acquired pursuant to the exercise of a subscription right is equal to the sum of (i) the basis, if any, of the right and (ii) subscription price paid for the share. In the case of the Rights, such sum must be allocated between the common share and preferred share received upon exercise of a Right. For this purpose, (i) the basis, if any, of a Right should be allocated between the common share and the preferred share in proportion to the amount of the total fair market value of the Right that is attributable to each of the common share and the preferred share at the time the Right is issued, and (ii) the total subscription price paid for the common share and the preferred share should be allocated between the common share and the preferred share based on their relative fair market values at the time such shares are acquired pursuant to the exercise of the Right. Investors are urged to consult their own tax advisers regarding the calculation of basis of any common shares and preferred shares acquired upon the exercise of Rights.

•	The holding period for common shares and preferred shares acquired upon the exercise of a Right will begin on the date such shares are acquired pursuant to the exercise of the Right.

The discussion set forth herein does not constitute tax advice. Investors are urged to consult their own tax advisers regarding the U.S. federal, state, local, and foreign tax consequences relating to the Rights.

UNDERWRITING

[●], which is a broker-dealer and member of the Financial Industry Regulatory Authority will act as dealer manager for the rights offering (henceforth, the “Dealer Manager”). Under the terms and subject to the conditions contained in the Dealer Manager Agreement among the Fund, the Investment Adviser, and the Dealer Manager (the “Dealer Manager Agreement”), the Dealer Manager will provide financial structuring services and marketing services in connection with the offering and will solicit the exercise of Rights and participation in the over-subscription privilege. The Fund has agreed to pay the Dealer Manager a fee for its financial structuring, marketing and soliciting services equal to $[●] per common share issued pursuant to the rights offering. The Dealer Manager fee will be borne by the Fund and indirectly by all of the Fund’s common shareholders.

The Dealer Manager will reallow to other broker-dealers that have executed and delivered a soliciting dealer agreement and have solicited the exercise of Rights solicitation fees equal to $[●] per common share issued pursuant to exercise of Rights as a result of their soliciting efforts. Fees will be paid to the broker-dealer designated on the applicable portion of the Subscription Certificates.

The Fund and the Investment Adviser have each agreed to indemnify the Dealer Manager or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act. The Dealer Manager Agreement also provides that the Dealer Manager will not be subject to any liability to the Fund in rendering the services contemplated by the Dealer Manager Agreement except for any act of bad faith, willful misconduct or gross negligence of the Dealer Manager or reckless disregard by the Dealer Manager of its obligations and duties under the Dealer Manager Agreement.

Prior to the expiration of the rights offering, the Dealer Manager may independently offer for sale Rights to be acquired by it through purchasing and exercising Rights, at prices it sets. The Dealer Manager’s fee for its financial structuring, marketing and soliciting services is independent of any gains or losses that may be realized by the Dealer Manager through the purchase and exercise of Rights.

In the ordinary course of their businesses, the Dealer Manager and/or its affiliates may engage in investment banking or financial transactions with the Fund, the Investment Adviser and their affiliates. The principal business address of the Dealer Manager is [●].

LEGAL MATTERS

Certain legal matters will be passed on by Willkie Farr & Gallagher LLP, counsel to the Fund, in connection with this rights offering of common stock and preferred stock contemplated by the Offer. Willkie Farr & Gallagher LLP may rely as to certain matters of Maryland law on the opinion of Venable LLP.

FINANCIAL STATEMENTS

[The Fund’s unaudited financial statements as of and for the six months ended June 30, 201[●] should be read in conjunction with the audited financial statements of the Fund and the Notes thereto included in the Annual Report to the Fund’s shareholders for the fiscal year ended December 31, 201[●].] The audited annual financial statements of the Fund for the fiscal year ended December 31, 201[●] [and the unaudited semiannual financial statements of the Fund for the six months ended June 30, 201[●]] are incorporated by reference into this Prospectus Supplement, the accompanying Prospectus and the SAI. Portions of the Fund’s annual report [and semiannual report] other than the financial statements and related footnotes thereto are not incorporated into, and do not form a part of, this Prospectus Supplement, the accompanying Prospectus or the SAI.

THE GABELLI EQUITY TRUST INC.

[●] Rights

Subscription Rights to Acquire Common Stock and Preferred Stock

Issuable Upon Exercise of Rights to Subscribe for Such Common Stock and Preferred Stock

PROSPECTUS SUPPLEMENT

[●], 2019

THE INFORMATION IN THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT COMPLETE AND MAY BE CHANGED. THE FUND MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to completion, dated November 19, 2019

THE GABELLI EQUITY TRUST INC.

STATEMENT OF ADDITIONAL INFORMATION

This Statement of Additional Information (the “SAI”) does not constitute a prospectus, but should be read in conjunction with the Fund’s Prospectus relating thereto dated November 19, 2019 and as it may be supplemented. This SAI does not include all information that a prospective investor should consider before investing in shares of the Fund’s stock, and investors should obtain and read the Fund’s Prospectus prior to purchasing such shares. A copy of the Fund’s Registration Statement, including the Prospectus and any Prospectus Supplement, may be obtained from the Securities and Exchange Commission (the “SEC”) upon payment of the fee prescribed, or inspected at the SEC’s office or via its website (www.sec.gov) at no charge.

The Gabelli Equity Trust Inc. (the “Fund”) is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund’s primary investment objective is to achieve long term growth of capital by investing primarily in a portfolio of equity securities consisting of common stock, preferred stock, convertible or exchangeable securities, and warrants and rights to purchase such securities. Income is a secondary investment objective. The Fund commenced investment operations on August 21, 1986. Gabelli Funds, LLC (the “Investment Adviser” or “Adviser”) serves as investment adviser to the Fund.

Under normal market conditions, the Fund will invest at least 80% of the value of its total assets in equity securities (the “80% Policy”). The 80% Policy may be changed without stockholder approval. The Fund will provide stockholders with notice at least 60 days prior to the implementation of any change in the 80% Policy.

The Investment Adviser selects investments on the basis of fundamental value and, accordingly, the Fund typically invests in the securities of companies that are believed by the Investment Adviser to be priced lower than justified in relation to their underlying assets. Other important factors in the selection of investments include favorable price/earnings and debt/equity ratios and strong management.

The Fund seeks to achieve its secondary investment objective of income, in part, by investing up to 10% of its total assets in a portfolio consisting primarily of high-yielding, fixed income securities, such as corporate bonds, debentures, notes, convertible securities, preferred stocks and domestic and foreign government obligations. Fixed income securities purchased by the Fund may be rated as low as C by Moody’s Investors Service, Inc. (“Moody’s”) or D by Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc. (“S&P”) or may be unrated securities considered to be of equivalent quality. Securities that are rated C by Moody’s are the lowest rated class and can be regarded as having extremely poor prospects of ever obtaining investment-grade standing. Debt rated D by S&P is in default or is expected to default upon maturity of payment date. These debt securities, which are often referred to in the financial press as “junk bonds,” are predominantly speculative and involve major risk exposure to adverse conditions. The Fund may invest in fixed income securities of any maturity and any duration when it appears that the Fund will be better able to achieve its investment objective through investments in such securities or when the Fund is temporarily in a defensive position. The average duration and average maturity of the Fund’s investments in debt securities will vary from time to time depending on the views of the Investment Adviser.

No assurance can be given that the Fund’s investment objectives will be achieved.

1

2

THE FUND

The Fund was incorporated in Maryland on May 20, 1986 and is a non-diversified, closed-end management investment company registered under the 1940 Act. The common stock of the Fund is listed on the New York Stock Exchange (the “NYSE”) under the symbol “GAB.” The Fund’s 5.875% Series D Cumulative Preferred Stock (the “Series D Preferred”) is listed and traded on the NYSE under the symbol “GAB PrD.” The Fund’s Series G Cumulative Preferred Stock (the “Series G Preferred”) is listed and traded on the NYSE under the symbol “GAB PrG.” The Fund’s 5.00% Series H Cumulative Preferred Stock (the “Series H Preferred”) is listed and traded on the NYSE under the symbol “GAB PrH.” The Fund’s 5.45% Series J Cumulative Preferred Stock (the “Series J Preferred”) is listed and traded on the NYSE under the symbol “GAB PrJ.”

INVESTMENT OBJECTIVES AND POLICIES

Investment Objectives

The Fund’s primary investment objective is to achieve long term growth of capital by investing primarily in a portfolio of equity securities consisting of common stock, preferred stock, convertible or exchangeable securities, and warrants and rights to purchase such securities selected by the Investment Adviser. Income is a secondary investment objective. Under normal market conditions, the Fund will invest at least 80% of the value of its total assets in equity securities. See “Investment Objectives and Policies” in the Prospectus.

Investment Practices

Special Situations. Although the Fund typically invests in the securities of companies on the basis of fundamental value, the Fund from time to time may, as a non-principal investment strategy, invest in companies that are determined by the Investment Adviser to possess “special situation” characteristics. In general, a special situation company is a company whose securities are expected to increase in value solely by reason of a development particularly or uniquely applicable to the company. Developments that may create special situations include, among others, a liquidation, reorganization, recapitalization or merger, material litigation, technological breakthrough or new management or management policies. The principal risk associated with investments in special situation companies is that the anticipated development thought to create the special situation may not occur and the investment therefore may not appreciate in value or may decline in value.

Options. The Fund may, subject to guidelines of the Board of Directors (the “Board”) and SEC or staff guidance and any other applicable regulatory authority, purchase or sell (i.e., write) options on securities, securities indices and foreign currencies which are listed on a national securities exchange or in the United States over-the-counter (“OTC”) markets as a means of achieving additional return or of hedging the value of the Fund’s portfolio.

The Fund may write covered call options on common stocks that it owns or has an immediate right to acquire through conversion or exchange of other securities in an amount not to exceed 25% of total assets or invest up to 10% of its total assets in the purchase of put options on common stocks that the Fund owns or may acquire through the conversion or exchange of other securities that it owns.

A call option is a contract that gives the holder of the option the right to buy from the writer (seller) of the call option, in return for a premium paid, the security or currency underlying the option at a specified exercise price at any time during the term of the option. The writer of the call option has the obligation, upon exercise of the option, to deliver the underlying security or currency upon payment of the exercise price during the option period.

A put option is the reverse of a call option, giving the holder the right, in return for a premium, to sell the underlying security or currency to the writer, at a specified price, and obligating the writer to purchase the underlying security or currency from the holder at that price. The writer of the put, who receives the premium, has the obligation to buy the underlying security or currency upon exercise, at the exercise price during the option period.

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If the Fund has written an option, it may terminate its obligation by effecting a closing purchase transaction. This is accomplished by purchasing an option of the same series as the option previously written. There can be no assurance that a closing purchase transaction can be effected when the Fund so desires.

An exchange-traded option may be closed out only on an exchange that provides a secondary market for an option of the same series. Although the Fund will generally purchase or write only those options for which there appears to be an active secondary market, there is no assurance that a liquid secondary market on an exchange will exist for any particular option.

A call option is “covered” if the Fund owns the underlying instrument covered by the call or has an absolute and immediate right to acquire that instrument without additional cash consideration upon conversion or exchange of another instrument held in its portfolio (or for additional cash consideration held in a segregated account by its custodian). A call option is also covered if the Fund holds a call on the same instrument as the call written where the exercise price of the call held is (i) equal to or less than the exercise price of the call written or (ii) greater than the exercise price of the call written if the difference is maintained by the Fund in cash, U.S. Government Obligations (as defined under “Investment Restrictions”) or other high-grade short term obligations in a segregated account with its custodian. A put option is “covered” if the Fund maintains cash or other high grade short term obligations with a value equal to the exercise price in a segregated account with its custodian, or else holds a put on the same instrument as the put written where the exercise price of the put held is equal to or greater than the exercise price of the put written. If the Fund has written an option, it may terminate its obligation by effecting a closing purchase transaction. This is accomplished by purchasing an option of the same series as the option previously written. However, once the Fund has been assigned an exercise notice, the Fund will be unable to effect a closing purchase transaction. Similarly, if the Fund is the holder of an option it may liquidate its position by effecting a closing sale transaction. This is accomplished by selling an option of the same series as the option previously purchased. There can be no assurance that either a closing purchase or sale transaction can be effected when the Fund so desires.

The Fund will realize a profit from a closing transaction if the price of the transaction is less than the premium received from writing the option or is more than the premium paid to purchase the option; the Fund will realize a loss from a closing transaction if the price of the transaction is more than the premium received from writing the option or is less than the premium paid to purchase the option. Since call option prices generally reflect increases in the price of the underlying security, any loss resulting from the repurchase of a call option may also be wholly or partially offset by unrealized appreciation of the underlying security. Other principal factors affecting the market value of a put or call option include supply and demand, interest rates, the current market price and price volatility of the underlying security and the time remaining until the expiration date. Gains and losses on investments in options depend, in part, on the ability of the Investment Adviser to predict correctly the effect of these factors. The use of options cannot serve as a complete hedge since the price movement of securities underlying the options will not necessarily follow the price movements of the portfolio securities subject to the hedge.

An option position may be closed out only on an exchange that provides a secondary market for an option of the same series or in a private transaction. Although the Fund will generally purchase or write only those options for which there appears to be an active secondary market, there is no assurance that a liquid secondary market on an exchange will exist for any particular option. In such event, it might not be possible to effect closing transactions in particular options, so the Fund would have to exercise its options in order to realize any profit and would incur brokerage commissions upon the exercise of call options and upon the subsequent disposition of underlying securities for the exercise of put options. If the Fund, as a covered call option writer, is unable to effect a closing purchase transaction in a secondary market, it will not be able to sell the underlying security until the option expires or until the Fund delivers the underlying security upon exercise or otherwise covers the position.

In addition to options on securities, the Fund may also purchase and sell call and put options on securities indices. A stock index reflects in a single number the market value of many different stocks.

Relative values are assigned to the stocks included in an index and the index fluctuates with changes in the market values of the stocks. The options give the holder the right to receive a cash settlement during the term of the option based on the difference between the exercise price and the value of the index. By writing a put or call option on a securities index, the Fund is obligated, in return for the premium received, to make delivery of this amount. The

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Fund may offset its position in the stock index options prior to expiration by entering into a closing transaction on an exchange, or it may let the option expire unexercised.

The Fund may also buy or sell put and call options on foreign currencies. A put option on a foreign currency gives the purchaser of the option the right to sell a foreign currency at the exercise price until the option expires. A call option on a foreign currency gives the purchaser of the option the right to purchase the currency at the exercise price until the option expires. Currency options traded on U.S. or other exchanges may be subject to position limits which may limit the ability of the Fund to reduce foreign currency risk using such options. OTC options differ from exchange-traded options in that they are two-party contracts with price and other terms negotiated between buyer and seller and generally do not have as much market liquidity as exchange-traded options. OTC options are considered illiquid securities.

Use of options on securities indices entails the risk that trading in the options may be interrupted if trading in certain securities included in the index is interrupted. The Fund will not purchase these options unless the Investment Adviser is satisfied with the development, depth and liquidity of the market and the Investment Adviser believes the options can be closed out.

Price movements in the portfolio of the Fund may not correlate precisely with the movements in the level of an index and, therefore, the use of options on indices cannot serve as a complete hedge and will depend, in part, on the ability of the Investment Adviser to predict correctly movements in the direction of the stock market generally or of a particular industry. Because options on securities indices require settlement in cash, the Fund may be forced to liquidate portfolio securities to meet settlement obligations.

Although the Investment Adviser will attempt to take appropriate measures to minimize the risks relating to the Fund’s writing of put and call options, there can be no assurance that the Fund will succeed in any option writing program it undertakes.

Futures Contracts and Options on Futures. A “sale” of a futures contract (or a “short” futures position) means the assumption of a contractual obligation to deliver the assets underlying the contract at a specified price at a specified future time. A “purchase” of a futures contract (or a “long” futures position) means the assumption of a contractual obligation to acquire the assets underlying the contract at a specified price at a specified future time. Certain futures contracts, including stock and bond index futures, are settled on a net cash payment basis rather than by the sale and delivery of the assets underlying the futures contracts. No consideration will be paid or received by the Fund upon the purchase or sale of a futures contract. Initially, the Fund will be required to deposit with the broker an amount of cash or cash equivalents equal to approximately 1% to 10% of the contract amount (this amount is subject to change by the exchange or board of trade on which the contract is traded and brokers or members of such board of trade may charge a higher amount). This amount is known as “initial margin” and is in the nature of a performance bond or good faith deposit on the contract. Subsequent payments, known as “variation margin,” to and from the broker will be made daily as the price of the index or security underlying the futures contract fluctuates. At any time prior to the expiration of a futures contract, the Fund may close the position by taking an opposite position, which will operate to terminate its existing position in the contract.

An option on a futures contract gives the purchaser the right, in return for the premium paid, to assume a position in a futures contract at a specified exercise price at any time prior to the expiration of the option. Upon exercise of an option, the delivery of the futures positions by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer’s futures margin account attributable to that contract, which represents the amount by which the market price of the futures contract exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. The potential loss related to the purchase of an option on futures contracts is limited to the premium paid for the option (plus transaction costs). Because the value of the option purchased is fixed at the point of sale, there are no daily cash payments by the purchaser to reflect changes in the value of the underlying contract; however, the value of the option does change daily and that change would be reflected in the net assets of the Fund.

Futures and options on futures entail certain risks, including but not limited to the following: no assurance that futures contracts or options on futures can be offset at favorable prices, possible reduction of the yield of the Fund due to the use of hedging, possible reduction in value of both the securities hedged and the hedging instrument,

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possible lack of liquidity due to daily limits on price fluctuations, imperfect correlation between the contracts and the securities being hedged, losses from investing in futures transactions that are potentially unlimited and the segregation requirements described below.

In the event the Fund sells a put option, the Fund will segregate or “earmark” cash, U.S. government securities or other liquid assets equal to the full notional value of the underlying security due in sold put options (less any margin on deposit). The Fund also reserves the right to instead cover its obligation by either purchasing a put option on the same reference asset with a strike price that equals or is higher than the strike price of the put option sold or selling short the instruments or currency underlying the put option at the same or higher price than the strike price of the put option. In the event the Fund enters into long futures contracts, the Fund will segregate or “earmark” cash, U.S. government securities or other liquid assets in an amount equal to the full notional value of the contract (less any margin on deposit). For short positions in futures contracts and sales of call options, the Fund may establish a segregated account (not with a futures commission merchant or broker) with cash or liquid securities that, when added to amounts deposited with a futures commission merchant or a broker as margin, equal the market value of the instruments or currency underlying the futures contract or call option or the market price at which the short positions were established. These earmarking, segregation or cover requirements can result in the Fund maintaining securities positions it would otherwise liquidate, segregating or earmarking assets at a time when it might be disadvantageous to do so or otherwise restrict portfolio management.

Interest Rate Futures Contracts and Options Thereon. The Fund may purchase or sell interest rate futures contracts to take advantage of, or to protect the Fund against, fluctuations in interest rates affecting the value of debt securities which the Fund holds or intends to acquire. For example, if interest rates are expected to increase, the Fund might sell futures contracts on debt securities the values of which historically have a high degree of positive correlation to the values of the Fund’s portfolio securities. Such a sale would have an effect similar to selling an equivalent value of the Fund’s portfolio securities. If interest rates increase, the value of the Fund’s portfolio securities will decline, but the value of the futures contracts to the Fund will increase at approximately an equivalent rate, thereby keeping the net asset value of the Fund from declining as much as it otherwise would have. The Fund could accomplish similar results by selling debt securities with longer maturities and investing in debt securities with shorter maturities when interest rates are expected to increase. However, since the futures market may be more liquid than the cash market, the use of futures contracts as a risk management technique allows the Fund to maintain a defensive position without having to sell its portfolio securities.

Similarly, the Fund may purchase interest rate futures contracts when it is expected that interest rates may decline. The purchase of futures contracts for this purpose constitutes a hedge against increases in the price of debt securities (caused by declining interest rates) which the Fund intends to acquire. Since fluctuations in the value of appropriately selected futures contracts should approximate that of the debt securities that will be purchased, the Fund can take advantage of the anticipated rise in the cost of the debt securities without actually buying them. Subsequently, the Fund can make its intended purchase of the debt securities in the cash market and concurrently liquidate its futures position. To the extent the Fund enters into futures contracts for this purpose, it will maintain, in a segregated asset account with the Fund’s custodian, assets sufficient to cover the Fund’s obligations with respect to such futures contracts, which will consist of cash or other liquid securities from its portfolio in an amount equal to the difference between the fluctuating market value of such futures contracts and the aggregate value of the initial margin deposited by the Fund with its custodian with respect to such futures contracts.

The purchase of a call option on a futures contract is similar in some respects to the purchase of a call option on an individual security. Depending on the pricing of the option compared to either the price of the futures contract upon which it is based or the price of the underlying debt securities, it may or may not be less risky than ownership of the futures contract or underlying debt securities. As with the purchase of futures contracts, when the Fund is not fully invested it may purchase a call option on a futures contract to hedge against a market advance due to declining interest rates.

The purchase of a put option on a futures contract is similar to the purchase of protective put options on portfolio securities. The Fund will purchase a put option on a futures contract to hedge its portfolio against the risk of rising interest rates and consequent reduction in the value of portfolio securities.

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The writing of a call option on a futures contract constitutes a partial hedge against declining prices of the securities that are deliverable upon exercise of the futures contract. If the futures price at expiration of the option is below the exercise price, the Fund will retain the full amount of the option premium, which provides a partial hedge against any decline that may have occurred in its portfolio holdings. The writing of a put option on a futures contract constitutes a partial hedge against increasing prices of the securities that are deliverable upon exercise of the futures contract. If the futures price at expiration of the option is higher than the exercise price, the Fund will retain the full amount of the option premium, which provides a partial hedge against any increase in the price of debt securities that it intends to purchase. If a put or call option the Fund has written is exercised, the Fund will incur a loss which will be reduced by the amount of the premium it received. Depending on the degree of correlation between changes in the value of its portfolio securities and changes in the value of its futures positions, the Fund’s losses from options on futures it has written may to some extent be reduced or increased by changes in the value of its portfolio securities.

Currency Futures and Options Thereon. Generally, foreign currency futures contracts and options thereon are similar to the interest rate futures contracts and options thereon discussed previously. By entering into currency futures and options thereon, the Fund will seek to establish the rate at which it will be entitled to exchange U.S. dollars for another currency at a future time. By selling currency futures, the Fund will seek to establish the number of dollars it will receive at delivery for a certain amount of a foreign currency. In this way, whenever the Fund anticipates a decline in the value of a foreign currency against the U.S. dollar, the Fund can attempt to “lock in” the U.S. dollar value of some or all of the securities held in its portfolio that are denominated in that currency. By purchasing currency futures, the Fund can establish the number of dollars it will be required to pay for a specified amount of a foreign currency in a future month. Thus, if the Fund intends to buy securities in the future and expects the U.S. dollar to decline against the relevant foreign currency during the period before the purchase is effected, the Fund can attempt to lock in the price in U.S. dollars of the securities it intends to acquire.

The purchase of options on currency futures will allow the Fund, for the price of the premium and related transaction costs it must pay for the option, to decide whether or not to buy (in the case of a call option) or to sell (in the case of a put option) a futures contract at a specified price at any time during the period before the option expires. If the Investment Adviser, in purchasing an option, has been correct in its judgment concerning the direction in which the price of a foreign currency would move as against the U.S. dollar, the Fund may exercise the option and thereby take a futures position to hedge against the risk it had correctly anticipated or close out the option position at a gain that will offset, to some extent, currency exchange losses otherwise suffered by the Fund. If exchange rates move in a way the Fund did not anticipate, however, the Fund will have incurred the expense of the option without obtaining the expected benefit; any such movement in exchange rates may also thereby reduce, rather than enhance, the Fund’s profits on its underlying securities transactions.

Securities Index Futures Contracts and Options Thereon. Purchases or sales of securities index futures contracts are used for hedging purposes to attempt to protect the Fund’s current or intended investments from broad fluctuations in stock or bond prices. For example, the Fund may sell securities index futures contracts in anticipation of or during a market decline to attempt to offset the decrease in market value of its securities portfolio that might otherwise result. If such decline occurs, the loss in value of portfolio securities may be offset, in whole or part, by gains on the futures position. When the Fund is not fully invested in the securities market and anticipates a significant market advance, it may purchase securities index futures contracts in order to gain rapid market exposure that may, in part or entirely, offset increases in the cost of securities that it intends to purchase. As such purchases are made, the corresponding positions in securities index futures contracts will be closed out. The Fund may write put and call options on securities index futures contracts for hedging purposes.

Limitations on the Purchase and Sale of Futures Contracts and Options on Futures Contracts. The Investment Adviser has claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act and therefore is not subject to registration under the Commodity Exchange Act. Accordingly, the Fund’s investments in derivative instruments described in the Prospectus and this SAI are not limited by or subject to regulation under the Commodity Exchange Act or otherwise regulated by the Commodity Futures Trading Commission. Nevertheless, the Fund’s investment restrictions place certain limitations and prohibitions on the Fund’s ability to purchase or sell commodities or commodity contracts. See “Investment Restrictions.” Under these restrictions, the Fund may not enter into futures contracts or options on futures contracts unless (i) the aggregate initial margins and premiums do not exceed 5% of the fair market value of the Fund’s total assets and (ii) the

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aggregate market value of the Fund’s outstanding futures contracts and the market value of the currencies and futures contracts subject to outstanding options written by the Fund, as the case may be, do not exceed 50% of the market value of the Fund’s total assets. In addition, investment in futures contracts and related options generally will be limited by the rating agency guidelines applicable to any of the Fund’s preferred stock.

Swap Agreements. The Fund may enter into total rate of return, credit default, interest rate or other types of swaps and related derivatives for various purposes, including to gain economic exposure to an asset or group of assets that may be difficult or impractical to acquire or for hedging and risk management. Swap agreements can be individually negotiated and structured to include exposure to a variety of different types of investments or market factors, including securities, futures, interest rates, currencies, indices and other instruments. Depending on their structure, swap agreements may increase or decrease the Fund’s exposure to long- or short term interest rates (in the United States or abroad), foreign currency values, mortgage securities, corporate borrowing rates, or other factors such as security prices or inflation rates. Swap agreements can take many different forms and are known by a variety of names.

Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than one year. In a standard “swap” transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments. The gross returns to be exchanged or “swapped” between the parties are calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a “basket” of securities representing a particular index. The “notional amount” of the swap agreement is only a fictive basis on which to calculate the obligations that the parties to a swap agreement have agreed to exchange.

The Fund may enter into swap agreements that would calculate the obligations of the parties to the agreements on a “net” basis. Consequently, the Fund’s obligations (or rights) under a swap agreement will generally be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). The Fund’s obligations under a swap agreement will be accrued daily (offset against any amounts owing to the Fund) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by the maintenance of liquid assets in accordance with SEC staff positions on the subject.

Forms of swap agreements also include cap, floor and collar agreements. In a typical cap or floor agreement, one party agrees to make payments only under specified circumstances, usually in return for payment of a fee by the other party. For example, the buyer of an interest rate cap obtains the right to receive payments to the extent that a specified interest rate exceeds an agreed-upon level, while the seller of an interest rate floor is obligated to make payments to the extent that a specified interest rate falls below an agreed-upon level. An interest rate collar combines elements of buying a cap and selling a floor.

Swap agreements will tend to shift the Fund’s investment exposure from one type of investment to another. For example, if the Fund agreed to pay fixed rates in exchange for floating rates while holding fixed-rate bonds, the swap would tend to decrease the Fund’s exposure to long term interest rates. Caps and floors have an effect similar to buying or writing options. Depending on how they are used, swap agreements may increase or decrease the overall volatility of the Fund’s investments and its share price and yield. The most significant factor in the performance of swap agreements is the change in the specific interest rate, currency, or other factors that determine the amounts of payments due to and from the Fund. If a swap agreement calls for payments by the Fund, the Fund must be prepared to make such payments when due.

The Fund’s use of swap agreements may not be successful in furthering its investment objective, as the Investment Adviser may not accurately predict whether certain types of investments are likely to produce greater returns than other investments. Moreover, the Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a swap agreement counterparty. The Fund may be able to eliminate its exposure under a swap agreement either by assignment or other disposition, or by entering into an offsetting swap agreement with the same party or a similarly creditworthy party.

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Forward Currency Exchange Contracts. The Fund may engage in currency transactions other than on futures exchanges to protect against future changes in the level of future currency exchange rates. The Fund will conduct such currency exchange transactions either on a “spot” (i.e., cash) basis at the rate then prevailing in the currency exchange market or on a forward basis, by entering into forward contracts to purchase or sell currency. A forward contract on foreign currency involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days agreed upon by the parties from the date of the contract, at a price set on the date of the contract. Dealing in forward currency exchange will be limited to hedging involving either specific transactions or portfolio positions. Transaction hedging is the purchase or sale of forward currency with respect to specific receivables or payables of the Fund generally arising in connection with the purchase or sale of its portfolio securities and accruals of interest receivable and Fund expenses. Position hedging is the forward sale of currency with respect to portfolio security positions denominated or quoted in that currency or in a currency bearing a high degree of positive correlation to the value of that currency.

The Fund may not position hedge with respect to a particular currency for an amount greater than the aggregate market value (determined at the time of making any sale of forward currency) of the securities held in its portfolio denominated or quoted in, or currently convertible into, such currency. If the Fund enters into a position hedging transaction, the Fund’s custodian or sub-custodian will place cash or other liquid securities in a segregated account of the Fund in an amount equal to the value of the Fund’s total assets committed to the consummation of the given forward contract. If the value of the securities placed in the segregated account declines, additional cash or securities will be placed in the account so that the value of the account will, at all times, equal the amount of the Fund’s commitment with respect to the forward contract.

At or before the maturity of a forward sale contract, the Fund may either sell a portfolio security and make delivery of the currency, or retain the security and offset its contractual obligations to deliver the currency by purchasing a second contract pursuant to which the Fund will obtain, on the same maturity date, the same amount of the currency which it is obligated to deliver. If the Fund retains the portfolio security and engages in an offsetting transaction, the Fund, at the time of execution of the offsetting transaction, will incur a gain or a loss to the extent that movement has occurred in forward contract prices. Should forward prices decline during the period between the Fund’s entering into a forward contract for the sale of a currency and the date it enters into an offsetting contract for the purchase of the currency, the Fund will realize a gain to the extent the price of the currency it has agreed to purchase is less than the price of the currency it has agreed to sell. Should forward prices increase, the Fund will suffer a loss to the extent the price of the currency it has agreed to purchase exceeds the price of the currency it has agreed to sell. Closing out forward purchase contracts involves similar offsetting transactions.

The cost to the Fund of engaging in currency transactions varies with factors such as the currency involved, the length of the contract period and the market conditions then prevailing. Because forward transactions in currency exchange are usually conducted on a principal basis, no fees or commissions are involved. The use of foreign currency contracts does not eliminate fluctuations in the underlying prices of the securities, but it does establish a rate of exchange that can be achieved in the future. In addition, although forward currency contracts limit the risk of loss due to a decline in the value of the hedged currency, they also limit any potential gain that might result if the value of the currency increases.

If a decline in any currency is generally anticipated by the Investment Adviser, the Fund may not be able to contract to sell the currency at a price above the level to which the currency is anticipated to decline.

Special Risk Considerations Relating to Futures and Options Thereon. The ability to establish and close out positions in futures contracts and options thereon will be subject to the development and maintenance of liquid markets. Although the Fund generally will purchase or sell only those futures contracts and options thereon for which there appears to be a liquid market, there is no assurance that a liquid market on an exchange will exist for any particular futures contract or option thereon at any particular time.

In the event no liquid market exists for a particular futures contract or option thereon in which the Fund maintains a position, it will not be possible to effect a closing transaction in that contract or to do so at a satisfactory price and the Fund would have to either make or take delivery under the futures contract or, in the case of a written option, wait to sell the underlying securities until the option expires or is exercised or, in the case of a purchased option, exercise the option. In the case of a futures contract or an option thereon which the Fund has written and which the

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Fund is unable to close, the Fund would be required to maintain margin deposits on the futures contract or option thereon and to make variation margin payments until the contract is closed.

Successful use of futures contracts and options thereon and forward contracts by the Fund is subject to the ability of the Investment Adviser to predict correctly movements in the direction of interest and foreign currency rates. If the Investment Adviser’s expectations are not met, the Fund will be in a worse position than if a hedging strategy had not been pursued. For example, if the Fund has hedged against the possibility of an increase in interest rates that would adversely affect the price of securities in its portfolio and the price of such securities increases instead, the Fund will lose part or all of the benefit of the increased value of its securities because it will have offsetting losses in its futures positions. In addition, in such situations, if the Fund has insufficient cash to meet daily variation margin requirements, it may have to sell securities to meet the requirements. These sales may be, but will not necessarily be, at increased prices which reflect the rising market. The Fund may have to sell securities at a time when it is disadvantageous to do so.

Additional Risks of Foreign Options, Futures Contracts, Options on Futures Contracts and Forward Contracts. Options, futures contracts and options thereon and forward contracts on securities and currencies may be traded on foreign exchanges. Such transactions may not be regulated as effectively as similar transactions in the U.S., may not involve a clearing mechanism and related guarantees, and are subject to the risk of governmental actions affecting trading in, or the prices of, foreign securities. The value of such positions also could be adversely affected by (i) other complex foreign political, legal and economic factors, (ii) lesser availability than in the U.S. of data on which to make trading decisions, (iii) delays in the Fund’s ability to act upon economic events occurring in the foreign markets during non-business hours in the U.S., (iv) the imposition of different exercise and settlement terms and procedures and margin requirements than in the U.S. and (v) lesser trading volume.

Exchanges on which options, futures and options on futures are traded may impose limits on the positions that the Fund may take in certain circumstances.

Dodd-Frank Act Risk. Title VII of the Dodd-Frank Act (the “Derivatives Title”) imposes a new regulatory structure on derivatives markets, with particular emphasis on swaps and security-based swaps (collectively “swaps”). This new regulatory framework covers a broad range of swap market participants, including banks, non-banks, credit unions, insurance companies, broker-dealers and investment advisers. The SEC, other U.S. regulators, and to a lesser extent the Commodity Futures Trading Commission (the “Regulators”) still are in the process of adopting regulations, making determinations and providing guidance to implement the Derivatives Title, though certain aspects of the new regulatory structure are substantially complete. Until the Regulators complete their rulemaking efforts, the full extent to which the Derivatives Title and the rules adopted thereunder will impact the Fund is unclear. It is possible that the continued development of this new regulatory structure for swaps may jeopardize certain trades and/or trading strategies that may be employed by the Investment Adviser, or at least make them more costly.

Current regulations require the mandatory central clearing and mandatory exchange trading of particular types of interest rate swaps and index credit default swaps (together, “Covered Swaps”). Together, these new regulatory requirements change the Fund’s trading of Covered Swaps. With respect to mandatory central clearing, the Fund is now required to clear its Covered Swaps through a clearing broker, which requires, among other things, posting initial margin and variation margin to the Fund’s clearing broker in order to enter into and maintain positions in Covered Swaps. With respect to mandatory exchange trading, the Investment Adviser may be required to become a participant of a new type of execution platform called a swap execution facility (“SEF”) or may be required to access the SEF through an intermediary (such as an executing broker) in order to be able to trade Covered Swaps for the Fund. In either scenario, the Investment Adviser and/or the Fund may incur additional legal and compliance costs and transaction fees. Just as with the other regulatory changes imposed as a result of the implementation of the Derivatives Title, the increased costs and fees associated with trading Covered Swaps may jeopardize certain trades and/or trading strategies that may be employed by the Investment Adviser, or at least make them more costly. Additionally, the Regulators have finalized regulations with a phased implementation that require swap dealers to collect from, and post to, the Fund variation margin (and initial margin, if the Fund exceeds a specified exposure threshold) for uncleared derivatives transactions in certain circumstances. U.S. federal banking regulators have also finalized regulations that would impose upon swap dealers new capital requirements. The CFTC and SEC have each proposed, but not yet adopted, capital requirements for swap dealers, and the SEC is still in the process of finalizing

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its proposed uncleared margin rules. As uncleared margin and capital requirements have been and continue to be finalized and implemented, such requirements may make certain types of trades and/or trading strategies more costly or impermissible.

There may be market dislocations due to uncertainty during the implementation period of any new regulation and the Investment Adviser cannot know how the derivatives market will adjust to new regulations. Until the Regulators complete the rulemaking process for the Derivatives Title, it is unknown the extent to which such risks may materialize.

Risks of Currency Transactions. Currency transactions are also subject to risks different from those of other portfolio transactions. Because currency control is of great importance to the issuing governments and influences economic planning and policy, purchases and sales of currency and related instruments can be adversely affected by government exchange controls, limitations or restrictions on repatriation of currency, manipulation, or exchange restrictions imposed by governments. These forms of governmental action can result in losses to the Fund if it is unable to deliver or receive currency or monies in settlement of obligations and could also cause hedges it has entered into to be rendered useless, resulting in full currency exposure as well as incurring transaction costs.

When Issued, Delayed Delivery Securities and Forward Commitments. The Fund may enter into forward commitments for the purchase or sale of securities, including on a “when issued” or “delayed delivery” basis, in excess of customary settlement periods for the type of security involved. In some cases, a forward commitment may be conditioned upon the occurrence of a subsequent event, such as approval and consummation of a merger, corporate reorganization or debt restructuring, i.e., a when, as and if issued security. When such transactions are negotiated, the price is fixed at the time of the commitment, with payment and delivery taking place in the future, generally a month or more after the date of the commitment. While it will only enter into a forward commitment with the intention of actually acquiring the security, the Fund may sell the security before the settlement date if it is deemed advisable.

Securities purchased under a forward commitment are subject to market fluctuation, and no interest (or dividends) accrues to the Fund prior to the settlement date. The Fund will segregate with its custodian cash or liquid securities in an aggregate amount at least equal to the amount of its outstanding forward commitments.

Foreign Securities. The Fund may invest up to 35% of its total assets in securities of foreign issuers, including emerging markets issuers. Investments in the securities of foreign issuers involve certain considerations and risks not ordinarily associated with investments in securities of domestic issuers. Foreign companies are not generally subject to uniform accounting, auditing and financial standards and requirements comparable to those applicable to U.S. companies. Foreign securities exchanges, brokers and listed companies may be subject to less government supervision and regulation than exists in the United States. Dividend and interest income may be subject to withholding and other foreign taxes, which may adversely affect the net return on such investments. There may be difficulty in obtaining or enforcing a court judgment abroad. In addition, it may be difficult to effect repatriation of capital invested in certain countries. In addition, with respect to certain countries, there are risks of expropriation, confiscatory taxation, political or social instability, or diplomatic developments that could affect assets of the Fund held in foreign countries. Dividend income that the Fund receives from foreign securities may not be eligible for the special tax treatment applicable to qualified dividend income.

There may be less publicly available information about a foreign company than a U.S. company. Foreign securities markets may have substantially less volume than U.S. securities markets and some foreign company securities are less liquid than securities of otherwise comparable U.S. companies. A portfolio of foreign securities may also be adversely affected by fluctuations in the rates of exchange between the currencies of different nations and by exchange control regulations. Foreign markets also have different clearance and settlement procedures that could cause the Fund to encounter difficulties in purchasing and selling securities on such markets and may result in the Fund missing attractive investment opportunities or experiencing loss. In addition, a portfolio that includes foreign securities can expect to have a higher expense ratio because of the increased transaction costs on non-U.S. securities markets and the increased costs of maintaining the custody of foreign securities.

The Fund also may purchase sponsored American Depositary Receipts (“ADRs”) or U.S. dollar denominated securities of foreign issuers. ADRs are receipts issued by U.S. banks or trust companies in respect of securities of

11

foreign issuers held on deposit for use in the U.S. securities markets. While ADRs may not necessarily be denominated in the same currency as the securities into which they may be converted, many of the risks associated with foreign securities may also apply to ADRs. In addition, the underlying issuers of certain depositary receipts, particularly unsponsored or unregistered depositary receipts, are under no obligation to distribute stockholder communications to the holders of such receipts, or to pass through to them any voting rights with respect to the deposited securities.

Emerging Markets Risk. The Fund may invest in securities of issuers whose primary operations or principal trading market is in an “emerging market.” An “emerging market” country is any country that is considered to be an emerging or developing country by the International Bank for Reconstruction and Development (the “World Bank”). Investing in securities of companies in emerging markets may entail special risks relating to potential political and economic instability and the risks of expropriation, nationalization, confiscation or the imposition of restrictions on foreign investment, the lack of hedging instruments and restrictions on repatriation of capital invested. Emerging securities markets are substantially smaller, less developed, less liquid and more volatile than the major securities markets. The limited size of emerging securities markets and limited trading value compared to the volume of trading in U.S. securities could cause prices to be erratic for reasons apart from factors that affect the quality of the securities. For example, limited market size may cause prices to be unduly influenced by traders who control large positions. Adverse publicity and investor perception, whether or not based on fundamental analysis, may decrease the value and liquidity of portfolio securities, especially in these markets. Other risks include high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries, as well as a high concentration of investors and financial intermediaries; overdependence on exports, including gold and natural resources exports, making these economies vulnerable to changes in commodity prices; overburdened infrastructure and obsolete or unseasoned financial systems; environmental problems; potential for sanctions; less developed legal systems; and less reliable securities custodial services and settlement practices.

Convertible Securities. A convertible security entitles the holder to exchange such security for a fixed number of shares of common stock or other equity security, usually of the same company, at fixed prices within a specified period of time and to receive the fixed income of a bond or the dividend preference of a preferred stock until the holder elects to exercise the conversion privilege. The fixed income or dividend component of a convertible security is referred to as the security’s “investment value.”

A convertible security’s position in a company’s capital structure depends upon its particular provisions. In the case of subordinated convertible debentures, the holder’s claims on assets and earnings are subordinated to the claims of others and are senior to the claims of common stockholders.

To the degree that the price of a convertible security rises above its investment value because of a rise in price of the underlying common stock, the value of such security is influenced more by price fluctuations of the underlying common stock and less by its investment value. The price of a convertible security that is supported principally by its conversion value will rise along with any increase in the price of the common stock, and such price generally will decline along with any decline in the price of the common stock except that the security will receive additional support as its price approaches investment value. A convertible security purchased or held at a time when its price is influenced by its conversion value will produce a lower yield than nonconvertible senior securities with comparable investment values. Convertible securities may be purchased by the Fund at varying price levels above their investment values and/or their conversion values in keeping with the Fund’s investment objective.

Many convertible securities in which the Fund will invest have call provisions entitling the issuer to redeem the security at a specified time and at a specified price. This is one of the features of a convertible security which affects valuation. Calls may vary from absolute calls to provisional calls. Convertible securities with superior call protection usually trade at a higher premium. If long term interest rates decline, the interest rates of new convertible securities will also decline. Therefore, in a falling interest rate environment, companies may be expected to call convertible securities with high coupons and the Fund would have to invest the proceeds from such called issues in securities with lower coupons. Thus, convertible securities with superior call protection will permit the Fund to maintain a higher yield than with issues without call protection.

Dilution Risk for Convertible Securities. In the absence of adequate anti-dilution provisions in a convertible security, dilution in the value of the Fund’s holding may occur in the event the underlying stock is subdivided, additional

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equity securities are issued for below market value, a stock dividend is declared, or the issuer enters into another type of corporate transaction that has a similar effect.

Restricted and Illiquid Securities. The Fund may invest up to a total of 10% of its net assets in securities that are subject to restrictions on resale and securities the markets for which are illiquid, including repurchase agreements with more than seven days to maturity. Illiquid securities include securities the disposition of which is subject to substantial legal or contractual restrictions. The sale of illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the OTC markets. Restricted securities may sell at a price lower than similar securities that are not subject to restrictions on resale. Unseasoned issuers are companies (including predecessors) that have operated less than three years. The continued liquidity of such securities may not be as well assured as that of publicly traded securities, and accordingly the Board will monitor their liquidity. The Board will review pertinent factors such as trading activity, reliability of price information and trading patterns of comparable securities in determining whether to treat any such security as liquid for purposes of the foregoing 10% test. To the extent the Board treats such securities as liquid, temporary impairments to trading patterns of such securities may adversely affect the Fund’s liquidity.

In accordance with pronouncements of the SEC, the Fund may invest in restricted securities that can be traded among qualified institutional buyers under Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), without registration and may treat them as liquid for purposes of the foregoing 10% test if such securities are found to be liquid. The Board has adopted guidelines and delegated to the Investment Adviser, subject to the supervision of the Board, the function of determining and monitoring the liquidity of particular Rule 144A securities.

INVESTMENT RESTRICTIONS

The Fund operates under the following restrictions that constitute fundamental policies under the 1940 Act and that, except as otherwise noted, cannot be changed without the affirmative vote of a majority, as defined in the 1940 Act, of the outstanding voting securities of the Fund (voting together as a single class). In addition, the affirmative vote of a majority, as defined in the 1940 Act, of the outstanding preferred stock of the Fund (voting separately as a single class) is also required to change a fundamental policy, as defined in the 1940 Act. For purposes of the preferred stock voting rights described in the foregoing sentence, except as otherwise required under the 1940 Act, the majority of the outstanding preferred stock means, in accordance with Section 2(a)(42) of the 1940 Act, the vote of (i) of 67% or more of the shares of preferred stock present at the stockholders meeting called for such vote, if the holders of more than 50% of the outstanding preferred stock are present or represented by proxy or (ii) more than 50% of the outstanding preferred stock, whichever is less. Except as otherwise noted, all percentage limitations set forth below apply immediately after a purchase or initial investment and any subsequent change in any applicable percentage resulting from market fluctuations does not require any action. The Fund may not:

1. Invest 25% or more of its total assets, taken at market value at the time of each investment, in the securities of issuers in any particular industry. This restriction does not apply to investments in direct obligations of the United States or by its agencies or instrumentalities that are entitled to the full faith and credit of the United States and that, other than United States Treasury Bills, provide for the periodic payment of interest and the full payment of principal at maturity or call for redemption (“U.S. Government Obligations”).

2. Purchase securities of other investment companies, except in connection with a merger, consolidation, acquisition or reorganization, if more than 10% of the market value of the total assets of the Fund would be invested in securities of other investment companies, more than 5% of the market value of the total assets of the Fund would be invested in the securities of any one investment company or the Fund would own more than 3% of any other investment company’s securities, provided, however, this restriction shall not apply to securities of any investment company organized by the Fund that are to be distributed pro rata as a dividend to its stockholders.

3. Purchase or sell commodities or commodity contracts except that the Fund may purchase or sell futures contracts and related options thereon if immediately thereafter (i) no more than 5% of its total assets are invested in margins and premiums and (ii) the aggregate market value of its outstanding futures contracts and market value of the currencies and futures contracts subject to outstanding options written by the Fund does not exceed 50% of the

13

market value of its total assets. The Fund may not purchase or sell real estate, provided that the Fund may invest in securities secured by real estate or interests therein or issued by companies which invest in real estate or interests therein.

4. Purchase any securities on margin or make short sales, except that the Fund may obtain such short term credit as may be necessary for the clearance of purchases and sales of portfolio securities.

5. Make loans of money, except by the purchase of a portion of publicly distributed debt obligations in which the Fund may invest, and repurchase agreements with respect to those obligations, consistent with its investment objectives and policies. The Fund reserves the authority to make loans of its portfolio securities to financial intermediaries in an aggregate amount not exceeding 20% of its total assets. Any such loans may only be made upon approval of, and subject to any conditions imposed by, the Board. Because these loans would at all times be fully collateralized, the risk of loss in the event of default of the borrower should be slight.

6. Borrow money, except that the Fund may borrow from banks and other financial institutions on an unsecured basis, in an amount not exceeding 10% of its total assets, to finance the repurchase of its stock. The Fund also may borrow money on a secured basis from banks as a temporary measure for extraordinary or emergency purposes. Temporary borrowings may not exceed 5% of the value of the total assets of the Fund at the time the loan is made. The Fund may pledge up to 10% of the lesser of the cost or value of its total assets to secure temporary borrowings. The Fund will not borrow for investment purposes. Immediately after any borrowing, the Fund will maintain asset coverage of not less than 300% with respect to all borrowings. While the borrowing of the Fund exceeds 5% of its respective total assets, the Fund will make no further purchases of securities, although this limitation will not apply to repurchase transactions as described above.

7. Issue senior securities, except to the extent permitted by applicable law.

8. Underwrite securities of other issuers except insofar as the Fund may be deemed an underwriter under the Securities Act in selling portfolio securities; provided, however, this restriction shall not apply to securities of any investment company organized by the Fund that are to be distributed pro rata as a dividend to its stockholders.

9. Invest more than 10% of its total assets in illiquid securities, such as repurchase agreements with maturities in excess of seven days, or securities that at the time of purchase have legal or contractual restrictions on resale.

With respect to (3) above, because most swaps are now considered commodity interests under the Commodity Exchange Act and its rules, this restriction is being interpreted to permit the Fund to engage in transactions in swaps and options on swaps related to financial instruments, such as securities, securities indices, currencies and other financial instruments, but not to engage in transactions in swaps related to physical commodities, such as oil or metals.

MANAGEMENT OF THE FUND

Information about Directors and Officers

Set forth in the table below are the existing Directors, including those Directors who are not considered to be “interested persons,” as defined in the 1940 Act (the “Independent Directors”), and officers of the Fund, including information relating to their respective positions held with the Fund, a brief statement of their principal occupations and, in the case of the Directors, their other directorships during the past five years (excluding other funds managed by the Adviser), if any.

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Name, Position(s) Address(1) and Age	Term of Office and Length of Time Served(2)	Principal Occupation(s)	Other Directorships Held by Director During Past Five Years	Number of Portfolios to Fund Complex(3) Overseen by Director

INTERESTED DIRECTOR(4)

Mario J. Gabelli Chairman and Chief Investment Officer Age: 77	Since 1986*	Chairman, Chief Executive Officer, and Chief Investment Officer - Value Portfolios of GAMCO Investors, Inc. and Chief Investment Officer - Value Portfolios of Gabelli Funds, LLC and GAMCO Asset Management Inc.; Director/Trustee or Chief Investment Officer of other registered investment companies within the Gabelli/GAMCO Fund Complex; Chief Executive Officer of GGCP, Inc.; Executive Chairman of Associated Capital Group, Inc.	Chairman of the Board and Chief Executive Officer of LICT Corp. (multimedia and communication services company); Director of CIBL, Inc. (broadcasting and wireless communications); Director of ICTC Group Inc. (communications) (2013-2018); Director of Morgan Group Holdings, Inc. (holding company) (2001-2019)	33
INDEPENDENT DIRECTORS(5)

James P. Conn(6) Director Age: 81	Since 1989**	Former Managing Director and Chief Investment Officer of Financial Security Assurance Holdings, Ltd. (1992-1998)	—	24

Frank J. Fahrenkopf, Jr.(7) Director Age: 80	Since 1998***	Co-Chairman of the Commission on Presidential Debates; Former President and Chief Executive Officer of the American Gaming Association (1995-2013); Former Chairman of the Republican National Committee (1983-1989)	Director of First Republic Bank (banking); Director of Eldorado Resorts, Inc. (casino entertainment company)	12

Michael J. Ferrantino Director Age: 48	Since 2017**	Chief Executive Officer of InterEx Inc.	—	2

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Name, Position(s) Address(1) and Age	Term of Office and Length of Time Served(2)	Principal Occupation(s)	Other Directorships Held by Director During Past Five Years	Number of Portfolios to Fund Complex(3) Overseen by Director

William F. Heitmann(7) Director Age: 70	Since 2012*	Managing Director and Senior Advisor of Perlmutter Investment Company (real estate); Senior Vice President of Finance, Verizon Communications, and President, Verizon Investment Management (1971-2011)	Director and Audit Committee Chair of Syncreon (contract logistics provider)	4

Kuni Nakamura(6) Director Age: 51	Since 2018***	President of Advanced Polymer, Inc. (chemical manufacturing company); President of KEN Enterprises, Inc. (real estate)	—	33

Salvatore J. Zizza(7)(8) Director Age: 74	Since 1986***	President of Zizza & Associates Corp. (private holding company); President of Bergen Cove Realty Inc.; Chairman of Harbor Diversified, Inc. (pharmaceuticals) (2009-2018); Chairman of BAM (semiconductor and aerospace manufacturing) (2000-2018); Chairman of Metropolitan Paper Recycling Inc. (recycling) (2005-2014)	Director and Chairman of Trans-Lux Corporation (business services); Director and Chairman of Harbor Diversified Inc. (pharmaceuticals) (2009-2018)	31

OFFICERS
Name, Position(s) Address(1) and Age	Term of Office and Length of Time Served(9)	Principal Occupation(s) During Past Five Years

Bruce N. Alpert President Age: 67	Since 2003	Executive Vice President and Chief Operating Officer of Gabelli Funds, LLC since 1988; Officer of registered investment companies within the Gabelli/GAMCO Fund Complex; Senior Vice President of GAMCO Investors, Inc. since 2008

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Name, Position(s) Address(1) and Age	Term of Office and Length of Time Served(9)	Principal Occupation(s) During Past Five Years

John C. Ball Treasurer and Principal Financial and Accounting Officer Age: 43	Since 2017	Treasurer of funds within the Gabelli/GAMCO Fund Complex since 2017; Vice President and Assistant Treasurer of AMG Funds, 2014-2017; Vice President of State Street Corporation, 2007-2014

Agnes Mullady Vice President Age: 61	Since 2006	Officer of registered investment companies funds within the Gabelli/GAMCO Fund Complex since 2006; President and Chief Operating Officer of the Fund Division of Gabelli Funds, LLC since 2015; Chief Executive Officer of G.distributors, LLC since 2010; Senior Vice President of GAMCO Investors, Inc. since 2009; Vice President of Gabelli Funds, LLC since 2007; Executive Vice President of Associated Capital Group, Inc. since 2016

Andrea R. Mango Secretary and Vice President Age: 47	Since 2013	Vice President of GAMCO Investors, Inc. since 2016; Counsel of Gabelli Funds, LLC since 2013; Secretary of registered investment companies within the Gabelli/GAMCO Fund Complex since 2013; Vice President of closed-end funds within the Gabelli/GAMCO Fund Complex since 2014

Richard J. Walz Chief Compliance Officer Age: 60	Since 2013	Chief Compliance Officer of registered investment companies within the Gabelli/GAMCO Fund Complex since 2013

Carter W. Austin Vice President Age: 53	Since 2000	Vice President and/or Ombudsman of closed-end funds within the Gabelli/GAMCO Fund Complex; Senior Vice President (since 2015) and Vice President (1996-2015) of Gabelli Funds, LLC

Molly A.F. Marion Vice President and Ombudsman Age: 65	Since 2009	Vice President and/or Ombudsman of closed-end funds within the Gabelli/GAMCO Fund Complex; Vice President of GAMCO Investors, Inc. since 2012

David I. Schachter Vice President Age: 66	Since 2013	Vice President and/or Ombudsman of closed-end funds within the Gabelli/GAMCO Fund Complex; Senior Vice President (since 2015) and Vice President (1999-2015) of G.research, LLC

(1)	Address: One Corporate Center, Rye, NY 10580-1422.
(2)

The Fund’s Board of Directors is divided into three classes, each class having a term of three years. Each year the term of office of one class expires and the successor or successors elected to such class serve for a three year term.

(3)

The “Fund Complex” or the “Gabelli/GAMCO Fund Complex” includes all the U.S. registered investment companies that are considered part of the same fund complex as the Fund because they have common or affiliated investment advisers.

(4)	“Interested person” of the Fund as defined in the 1940 Act. Mr. Gabelli is considered to be an “interested person” of the Fund because of his affiliation with the Fund’s Adviser.
(5)

Directors who are not considered to be “interested persons” of the Fund as defined in the 1940 Act are considered to be “Independent” Directors. None of the Independent Directors (with the possible exceptions as

17

described in this SAI) nor their family members had any interest in the Adviser or any person directly or indirectly controlling, controlled by, or under common control with the Adviser as of December 31, 2018.
(6)	Director elected solely by holders of the Fund’s Preferred Stock.
(7)

Mr. Fahrenkopf’s daughter, Leslie F. Foley, serves as a director of other funds in the Gabelli/GAMCO Fund Complex. Mr. Zizza is an independent director of Gabelli International Ltd., which may be deemed to be controlled by Mario J. Gabelli and/or affiliates and in that event would be deemed to be under common control with the Fund’s Adviser. Mr. Heitmann’s son was a summer intern at GAMCO Investors, Inc., the parent company of the Adviser, from June 29, 2015 through July 24, 2015.

(8)

On September 9, 2015, Mr. Zizza entered into a settlement with the SEC to resolve an inquiry relating to an alleged violation regarding the making of false statements or omissions to the accountants of a company concerning a related party transaction. The company in question is not an affiliate of, nor has any connection to, the Fund. Under the terms of the settlement, Mr. Zizza, without admitting or denying the SEC’s findings and allegation, paid $150,000 and agreed to cease and desist committing or causing any future violations of Rule 13b2-2 of the Securities Exchange Act of 1934, as amended (the “1934 Act”). The Board has discussed this matter and has determined that it does not disqualify Mr. Zizza from serving as an Independent Director.

(9)

Includes time served in prior officer positions with the Fund. Each officer will hold office for an indefinite term until the date he or she resigns or retires or until his or her successor is duly elected and qualifies.

*	Term continues until the Fund’s 2022 Annual Meeting of Stockholders and until his successor is duly elected and qualifies.
**	Term continues until the Fund’s 2021 Annual Meeting of Stockholders and until his successor is duly elected and qualifies.
***	Term continues until the Fund’s 2020 Annual Meeting of Stockholders and until his successor is duly elected and qualifies.

The Board believes that each Director’s experience, qualifications, attributes, or skills on an individual basis and in combination with those of other Directors lead to the conclusion that each Director should serve in such capacity. Among the attributes or skills common to all Directors are their ability to review critically and to evaluate, question, and discuss information provided to them, to interact effectively with the other Directors, the Adviser, the sub-administrator, other service providers, counsel, and the Fund’s independent registered public accounting firm, and to exercise effective and independent business judgment in the performance of their duties as Directors. Each Director’s ability to perform his duties effectively has been attained in large part through the Director’s business, consulting, or public service positions and through experience from service as a member of the Board and one or more of the other funds in the Fund Complex, public companies, non-profit entities, or other organizations as set forth above and below. Each Director’s ability to perform his duties effectively also has been enhanced by education, professional training, and other experience.

Interested Director

Mario J. Gabelli, CFA. Mr. Gabelli is Chairman of the Board of Directors and Chief Investment Officer of the Fund. He serves in the same capacities for other funds in the Fund Complex. Mr. Gabelli is Chairman, Chief Executive Officer, and Chief Investment Officer - Value Portfolios of GAMCO Investors, Inc. (“GBL”), a New York Stock Exchange (“NYSE”)-listed asset manager and financial services company. He is the Chief Investment Officer of Value Portfolios of Gabelli Funds, LLC and GAMCO Asset Management, Inc., each of which are asset management subsidiaries of GBL. In addition, Mr. Gabelli is Chief Executive Officer, Chief Investment Officer, a director and the controlling shareholder of GGCP, Inc. (“GGCP”), a private company that holds a majority interest in GBL, and the Chairman of MJG Associates, Inc., which acts as an investment manager of various investment funds and other accounts. He is Executive Chairman of Associated Capital Group, Inc., a public company that provides alternative management and institutional research services and is a majority-owned subsidiary of GGCP. Mr. Gabelli serves as Overseer of the Columbia University Graduate School of Business and as a trustee of Boston College and Roger Williams University. He serves as a director of the Winston Churchill Foundation, The E.L. Wiegand Foundation, The American-Italian Cancer Foundation, and The Foundation for Italian Art and Culture. He is Chairman of the Gabelli Foundation, Inc., a Nevada private charitable trust. Mr. Gabelli serves as Co-President of Field Point Park Association, Inc. Mr. Gabelli received his Bachelor’s degree from Fordham University, M.B.A. from Columbia Business School, and honorary Doctorates from Fordham University and Roger Williams University.

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Independent Directors

James P. Conn. Mr. Conn is the Lead Independent Director of the Fund and a member of the Fund’s ad hoc Proxy Voting Committee. He serves on comparable or other board committees with respect to other funds in the Fund Complex on whose boards he sits. He was a senior business executive of Transamerica Corp., an insurance holding company, for much of his career including service as Chief Investment Officer. Mr. Conn has been a director of several public companies in banking and other industries, and was lead director and/or chair of various committees. He received his Bachelor’s degree in Business Administration from Santa Clara University.

Frank J. Fahrenkopf, Jr. Mr. Fahrenkopf is the Co-Chairman of the Commission on Presidential Debates, which is responsible for the widely-viewed Presidential debates during the quadrennial election cycle. He also served as Chairman of the Republican National Committee for six years during Ronald Reagan’s presidency. Additionally, he serves as a board member of the International Republican Institute, which he founded in 1984. Mr. Fahrenkopf is a member of the Fund’s ad hoc Pricing Committee, and serves on comparable or other board committees with respect to other funds in the Fund Complex on whose boards he sits. Mr. Fahrenkopf is the former President and Chief Executive Officer of the American Gaming Association (“AGA”), the trade group for the hotel-casino industry. He served for many years as Chairman of the Pacific Democrat Union and Vice Chairman of the International Democrat Union, a worldwide association of political parties from the United States, Great Britain, France, Germany, Canada, Japan, Australia, and twenty other nations. Prior to becoming the AGA’s first chief executive in 1995, Mr. Fahrenkopf was a partner in the law firm of Hogan & Hartson, where he chaired the International Trade Practice Group and specialized in regulatory, legislative, and corporate matters for multinational, foreign, and domestic clients. Mr. Fahrenkopf is the former Chairman of the Finance Committee of the Culinary Institute of America and remains a member of the board. For over 30 years, Mr. Fahrenkopf has served on the Board of First Republic Bank and as Chairman of the Corporate Governance and Nominating Committee and as a member of the Audit Committee. He also serves as a member of the Board of Eldorado Resorts, Inc., which owns and operates 19 casinos in 10 states. Mr. Fahrenkopf received his Bachelor’s degree from the University of Nevada, Reno and his Juris Doctor from Boalt Hall School of Law, U.C. Berkeley.

Michael J. Ferrantino. Mr. Ferrantino is the Chief Executive Officer of InterEx Inc., a full-service exhibit company that specializes in the design, fabrication, management and service of custom exhibit spaces for the trade show retail and museum markets. He is a member of the Fund’s Audit Committee. Mr. Ferrantino serves on the board of another fund in the Gabelli/GAMCO Fund Complex. He previously served as the Chief Executive Officer and a director of Valpey Fisher Corp., which was sold to CTS Corp. in 2012. He received a Bachelor’s degree in Materials Engineering from Rensselaer Polytechnic Institute and an M.B.A. from Loyola College, Baltimore.

William F. Heitmann. Mr. Heitmann is a former Managing Director and Senior Advisor of Perlmutter Investment Company, a privately owned real estate investment company. He is Chairman of the Fund’s Audit Committee and has been designated as the Fund’s Audit Committee Financial Expert. Mr. Heitmann serves in comparable roles for another fund in the Fund Complex. For over thirty-five years, Mr. Heitmann served in various capacities at Verizon Communications and its predecessor companies including as Senior Vice President and Treasurer of Verizon Communications, Vice President of Asset Management and Treasurer of Bell Atlantic Corporation, and Vice President of Merger Implementation during the Bell Atlantic-NYNEX merger. Additionally, he served as Chairman of the Board for Verizon Capital Corporation, the company’s financial subsidiary. As Senior Vice President of Finance at Verizon, Mr. Heitmann was responsible for leading the Verizon Investment Management Corporation, for which he held the positions of President and Chief Investment Officer. Mr. Heitmann serves as a director of Syncreon, a contract logistics provider, and is Chairman of its Audit Committee. He was a director of DRS Technologies and Chairman of its Audit Committee, a director of the Pension Real Estate Association, and member of the Committee for the Investment of Employee Benefit Assets, the Financial Executives Institute, and The Pension Manager’s Advisory Committee of the NYSE, and The Investment Committee of the Society for Neurology. Mr. Heitmann received his Bachelor’s degree in Mechanical Engineering from New Jersey Institute of Technology and his M.B.A. from Rutgers University.

Kuni Nakamura. Mr. Nakamura is the president of Advanced Polymer, Inc., a chemical manufacturing company, and president of KEN Enterprises, Inc., a real estate company. He is the Chairman of the Fund’s Nominating Committee. Mr. Nakamura also serve on comparable or other board committees with respect to other funds in the Fund Complex on whose boards he sits. Mr. Nakamura was previously a board member of The LGL Group, Inc., a

19

diversified manufacturing company. He is involved in various capacities with The University of Pennsylvania and The Guiding Eyes for the Blind. Mr. Nakamura is a graduate of the University of Pennsylvania – The Wharton School with a Bachelor’s degree in Economics and Multinational Management.

Salvatore J. Zizza. Mr. Zizza is the President of Zizza & Associates Corp., a private holding company that invests in various industries. He also serves or has served as Chairman to other companies involved in manufacturing, recycling, real estate, technology, and pharmaceuticals. He is a member of the Fund’s Audit, Nominating, ad hoc Proxy Voting, and ad hoc Pricing Committees, and a member of both multi-fund ad hoc Compensation Committees. Mr. Zizza serves on comparable or other board committees with respect to other funds in the Fund Complex on whose boards he sits. In addition to serving on the boards of other funds in the Fund Complex, Mr. Zizza is currently and has previously been a director of other public companies. He was also the President, Chief Executive Officer, and Chief Financial Officer of a large NYSE-listed construction company. Mr. Zizza received his Bachelor’s degree and M.B.A. in Finance from St. John’s University, which awarded him an Honorary Doctorate in Commercial Sciences.

Directors—Leadership Structure and Oversight Responsibilities

Overall responsibility for general oversight of the Fund rests with the Board. The Board has appointed Mr. Conn as the Lead Independent Director. The Lead Independent Director presides over executive sessions of the Directors and also serves between meetings of the Board as a liaison with service providers, officers, counsel, and other Directors on a wide variety of matters including scheduling agenda items for Board meetings. Designation as such does not impose on the Lead Independent Director any obligations or standards greater than or different from other Directors. The Board has established a Nominating Committee and an Audit Committee to assist the Board in the oversight of the management and affairs of the Fund. The Board also has an ad hoc Proxy Voting Committee that exercises voting and investment responsibilities on behalf of the Fund in selected situations. From time to time the Board establishes additional committees or informal working groups, such as an ad hoc Pricing Committee related to securities offerings by the Fund to address specific matters, or assigns one of its members to work with trustees or directors of other funds in the Fund Complex on special committees or working groups that address complex-wide matters, such as the multi-fund ad hoc Compensation Committee relating to the compensation of the Chief Compliance Officer for all the funds in the Fund Complex, and a separate multi-fund ad hoc Compensation Committee relating to the compensation of certain other officers of the closed-end funds in the Fund Complex.

All of the Fund’s Directors, other than Mr. Mario J. Gabelli, are Independent Directors and the Board believes it is able to provide effective oversight of the Fund’s service providers. In addition to providing feedback and direction during Board meetings, the Independent Directors meet regularly in executive session and chair all committees of the Board.

The Fund’s operations entail a variety of risks, including investment, administration, valuation, and a range of compliance matters. Although the Adviser, the sub-administrator and the officers of the Fund are responsible for managing these risks on a day to day basis within the framework of their established risk management functions, the Board also addresses risk management of the Fund through its meetings and those of the committees and working groups. As part of its general oversight, the Board reviews with the Adviser at Board meetings the levels and types of risks being undertaken by the Fund, and the Audit Committee discusses the Fund’s risk management and controls with the independent registered public accounting firm engaged by the Fund. The Board reviews valuation policies and procedures and the valuations of specific illiquid securities. The Board also receives periodic reports from the Fund’s Chief Compliance Officer regarding compliance matters relating to the Fund and its major service providers, including results of the implementation and testing of the Fund’s and such providers’ compliance programs. The Board’s oversight function is facilitated by management reporting processes designed to provide visibility to the Board regarding the identification, assessment, and management of critical risks, and the controls and policies and procedures used to mitigate those risks. The Board reviews its role in supervising the Fund’s risk management from time to time and may make changes at its discretion at any time.

The Board has determined that its leadership structure is appropriate for the Fund because it enables the Board to exercise informed and independent judgment over matters under its purview, allocates responsibility among committees in a manner that fosters effective oversight, and allows the Board to devote appropriate resources to

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specific issues in a flexible manner as they arise. The Board periodically reviews its leadership structure as well as its overall structure, composition, and functioning, and may make changes at its discretion at any time.

Board Committees

The Nominating Committee is responsible for recommending qualified candidates to the Board in the event that a position is vacated or created. The Nominating Committee would consider recommendations by stockholders if a vacancy were to exist. Such recommendations should be forwarded to the Secretary of the Fund.

The Audit Committee is generally responsible for reviewing and evaluating issues related to the accounting and financial reporting policies and internal controls of the Fund and, as appropriate, the internal controls of certain service providers, overseeing the quality and objectivity of the Fund’s financial statements and the audit thereof and acting as a liaison between the Board and the Fund’s independent registered public accounting firm.

The Fund has an ad hoc Proxy Voting Committee, which, if so determined by the Board, is authorized to exercise voting power and/or dispositive power over specific securities held in the Fund’s portfolio for such period as the Board may determine.

For the fiscal year ended December 31, 2018, the Board held two Nominating Committee meetings and two Audit Committee meetings. The ad hoc Proxy Voting Committee did not meet during the fiscal year ended December 31, 2018.

The Fund does not have a standing compensation committee, but does have representatives on a multi-fund ad hoc Compensation Committee relating to compensation of the Chief Compliance Officer for the funds and certain officers of the closed-end funds in the Fund Complex.

Name of Director	Dollar Range of Equity Securities Held in the Fund*(1)	Aggregate Dollar Range of Equity Securities Held in Family of Investment Companies*(1)(2)
Interested Director

Mario J. Gabelli	Over $100,000	Over $100,000

Independent Directors

James P. Conn	Over $100,000	Over $100,000
Frank J. Fahrenkopf, Jr.	None	$10,001 – $50,000
Michael J. Ferrantino	None	None
William F. Heitmann	Over $100,000	Over $100,000
Kuni Nakamura	$10,001 – $50,000	Over $100,000
Salvatore J. Zizza	$50,001 – $100,000	Over $100,000

(1)	This information has been furnished by each Director as of December 31, 2018. “Beneficial Ownership” is determined in accordance with Rule 16a-1(a)(2) of the 1934 Act.

(2)

The term “Family of Investment Companies” includes two or more registered funds that share the same investment adviser or principal underwriter and hold themselves out to investors as related companies for purposes of investment and investor services. Currently, the registered funds that comprise the “Fund Complex” are identical to those that comprise the “Family of Investment Companies.”

Set forth in the table below is the amount of interests beneficially owned by each Independent Director or his or her family member, as applicable, in a person that may be deemed to be controlled by the Fund’s Investment Adviser and/or affiliates (including Mario J. Gabelli) and in that event would be deemed to be under common control with the Fund’s Investment Adviser.

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Name of Independent Director	Name of Owner and Relationships to Director	Company	Title of Class	Value of Interests(1)	Percent of Class(2)
Frank J. Fahrenkopf, Jr.	Same	Gabelli Associates Limited II E	Membership Interests	$1,248,346	1.36%
Salvatore J. Zizza	Same	Gabelli Associates Fund	Membership Interests	$2,407,108	1.18%
Salvatore J. Zizza	Same	Gabelli Performance Partnership L.P.	Limited Partner Interests	$ 302,307	*

(1)	This information has been furnished as of December 31, 2018.
(2)	An asterisk indicates that the ownership amount constitutes less than 1% of the total interests outstanding.

The Directors serving on the Fund’s Nominating Committee are Kuni Nakamura (Chair) and Salvatore J. Zizza. William F. Heitmann (Chair), Michael J. Ferrantino and Salvatore J. Zizza, who are not “interested persons” of the Fund as defined in the 1940 Act, serve on the Fund’s Audit Committee. Each member of the Audit Committee has been determined by the Board of Directors to be financially literate. Mr. Heitmann has been designated as the Fund’s Audit Committee Financial Expert.

Remuneration of Directors and Officers

The Fund pays each Independent Director an annual retainer of $15,000 plus $2,000 for each Board meeting attended. Each Independent Director is reimbursed by the Fund for any out of pocket expenses incurred in attending meetings. All Board committee members receive $1,000 per meeting attended, the Audit Committee Chairman receives an annual fee of $3,000, the Proxy Voting Committee Chairman receives an annual fee of $1,500, and the Nominating Committee Chairman and the Lead Independent Director each receive an annual fee of $2,000. A Director may receive a single meeting fee, allocated among the participating funds, for participation in certain meetings on behalf of multiple funds. The aggregate remuneration (excluding out of pocket expenses) paid by the Fund to such Directors during the fiscal year ended December 31, 2018 amounted to $178,773. During the fiscal year ended December 31, 2018, the Directors of the Fund met four times, all of which were regular quarterly Board meetings. Each Director then serving in such capacity attended at least 75% of the meetings of Directors and of any Committee of which he is a member.

The following table sets forth certain information regarding the compensation of the Directors by the Fund and officers, if any, who were compensated by the Fund rather than the Adviser for the year ended December 31, 2018. Mr. Austin is employed by the Fund and is not employed by the Adviser (although he may receive incentive-based compensation from affiliates of the Adviser.) Officers of the Fund who are employed by the Adviser receive no compensation or expense reimbursement from the Fund.

COMPENSATION TABLE

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

Name of Person and Position	Aggregate Compensation from the Fund	Aggregate Compensation from the Fund and Fund Complex Paid to Directors*
INTERESTED DIRECTOR:
Mario J. Gabelli	$ 0	$ 0 (0)
Chairman and Chief Investment Officer
INDEPENDENT DIRECTORS:
Anthony J. Colavita(1)	$ 9,563	$ 271,124 (30)
Director
James P. Conn	$ 25,000	$ 273,500 (26)
Director

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Name of Person and Position	Aggregate Compensation from the Fund	Aggregate Compensation from the Fund and Fund Complex Paid to Directors*
Frank J. Fahrenkopf, Jr.	$ 23,500	$ 164,000 (14)
Director
Michael J. Ferrantino	$ 24,000	$ 36,000 (2)
Director
Arthur V. Ferrara	$ 25,000	$ 71,000 (9)
Director (Deceased)
William F. Heitmann	$ 28,000	$ 51,000 (4)
Director
Kuni Nakamura(2)	$ 16,710	$ 328,108 (37)
Director
Salvatore J. Zizza	$ 27,000	$ 325,000 (32)
Director

OFFICERS:
Carter W. Austin	$70,000
Vice President

*

Represents the total compensation paid to such persons during the fiscal year ended December 31, 2018, by investment companies (including the Fund) or portfolios that are part of the Fund Complex. The number in parentheses represents the number of such investment companies and portfolios.

(1)	Mr. Colavita resigned as a Director of the Fund on May 16, 2018.
(2)	Mr. Nakamura became a Director of the Fund on May 16, 2018.

Indemnification of Officers and Directors; Limitations on Liability

Subject to limitations imposed by the 1940 Act, the Governing Documents of the Fund provide that the Fund will indemnify its Directors and officers and may indemnify its employees or agents against liabilities and expenses incurred in connection with litigation in which they may be involved because of their positions with the Fund, to the fullest extent permitted by law. However, nothing in the Governing Documents protects or indemnifies a Director, officer, employee or agent of the Fund against any liability to which such person would otherwise be subject in the event of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her position.

Investment Management

The Investment Adviser is a New York limited liability company and registered investment adviser under the Investment Advisers Act of 1940, as amended, and serves as an investment adviser to registered investment companies with combined aggregate net assets of approximately $21.5 billion as of September 30, 2019. The Investment Adviser is a wholly owned subsidiary of GAMCO Investors, Inc. (“GBL”), a New York corporation, whose Class A Common Stock is traded on the NYSE under the symbol, “GBL”. Mr. Mario J. Gabelli may be deemed a “controlling person” of the Investment Adviser on the basis of his controlling interest in GBL. Mr. Gabelli owns a majority of the stock of GGCP, Inc. (“GGCP”), which holds a majority of the capital stock and voting power of GBL. The Investment Adviser has several affiliates that provide investment advisory services: GAMCO Asset Management Inc., a wholly owned subsidiary of GBL, acts as investment adviser for individuals, pension trusts, profit sharing trusts and endowments, and as a sub-adviser to certain third party investment funds, which include registered investment companies, having assets under management of approximately $14.2 billion as of September 30, 2019; Teton Advisors, Inc., and its wholly owned investment adviser, Keeley Teton Advisers, LLC, with assets under management of approximately $2.3 billion as of September 30, 2019, act as investment advisers to The TETON Westwood Funds, the KEELEY Funds, and separately managed accounts; Gabelli & Company Investment Advisers, Inc. (formerly, Gabelli Securities, Inc.), a wholly owned subsidiary of Associated Capital Group, Inc. (“Associated Capital”), acts as investment adviser for certain alternative investment products, consisting primarily of risk arbitrage and merchant banking limited partnerships and offshore companies, with assets under management of approximately $1.7 billion as of September 30, 2019; and Gabelli Fixed Income, LLC, an indirect wholly owned

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subsidiary of GBL, acts as investment adviser for separate accounts having assets under management of approximately $18 million as of September 30, 2019. Teton Advisors, Inc. was spun off by GBL in March 2009 and is an affiliate of GBL by virtue of Mr. Gabelli’s ownership of GGCP, the principal shareholder of Teton Advisors, Inc., as of September 30, 2019. Associated Capital was spun off from GBL on November 30, 2015, and is an affiliate of GBL by virtue of Mr. Gabelli’s ownership of GGCP, the principal shareholder of Associated Capital.

The Investment Adviser will provide a continuous investment program for the portfolios of the Fund and oversee the administration of all aspects of the Fund’s business and affairs. The Investment Adviser has sole investment discretion for the assets of the Fund under the supervision of the Fund’s Board and in accordance with the Fund’s stated policies. The Investment Adviser will select investments for the Fund and will place purchase and sale orders on behalf of the Fund.

Investment Advisory Agreement

Affiliates of the Investment Adviser may, in the ordinary course of their business, acquire for their own account or for the accounts of their advisory clients, significant (and possibly controlling) positions in the securities of companies that may also be suitable for investment by the Fund. The securities in which the Fund might invest may thereby be limited to some extent. For instance, many companies have adopted so-called “poison pill” or other defensive measures designed to discourage or prevent the completion of non-negotiated offers for control of the company. Such defensive measures may have the effect of limiting the shares of the company that might otherwise be acquired by the Fund if the affiliates of the Investment Adviser or their advisory accounts have or acquire a significant position in the same securities. However, the Investment Adviser does not believe that the investment activities of its affiliates will have a material adverse effect upon each the Fund in seeking to achieve its investment objectives. Securities purchased or sold pursuant to contemporaneous orders entered on behalf of the investment company accounts of the Investment Adviser or the advisory accounts managed by its affiliates for their unaffiliated clients are allocated pursuant to principles believed to be fair and not disadvantageous to any such accounts. In addition, all such orders are accorded priority of execution over orders entered on behalf of accounts in which the Investment Adviser or its affiliates have a substantial pecuniary interest. The Adviser may on occasion give advice or take action with respect to other clients that differs from the actions taken with respect to the Fund. The Fund may invest in the securities of companies that are investment management clients of GAMCO Asset Management Inc. In addition, portfolio companies or their officers or directors may be minority stockholders of the Investment Adviser or its affiliates.

Under the terms of the Fund’s investment advisory agreement (“Advisory Agreement”), the Investment Adviser manages the portfolio of the Fund in accordance with its stated investment objectives and policies, makes investment decisions for the Fund, places orders to purchase and sell securities on behalf of the Fund and manages its other business and affairs, all subject to the supervision and direction of the Fund’s Board. In addition, under the Advisory Agreement, the Investment Adviser oversees the administration of all aspects of the Fund’s business and affairs and provides, or arranges for others to provide, at the Investment Adviser’s expense, certain enumerated services, including maintaining the Fund’s books and records, preparing reports to the Fund’s stockholders and supervising the calculation of the net asset value of its shares. All expenses of computing the net asset value of the Fund, including any equipment or services obtained solely for the purpose of pricing shares or valuing its investment portfolio, underwriting compensation and reimbursements in connection with sales of its securities, the costs of utilizing a third party to monitor and collect class action settlements on behalf of the Fund, compensation to an administrator for certain SEC filings on behalf of the Fund, the fees and expenses of directors who are not officers or employees of the Investment Adviser of its affiliates, compensation and other expenses of employees of the Fund as approved by the directors, the pro rata costs of the Fund’s chief compliance officer, charges of the custodian, any sub-custodian and transfer agent and dividend paying agent, expenses in connection with the Automatic Dividend Reinvestment Plan and Voluntary Cash Purchase Plan, accounting and pricing costs, membership fees in trade associations, expenses for legal and independent accountants’ services, costs of printing proxies, share certificates and stockholder reports, fidelity bond coverage for Fund officers and employees, directors’ and officers’ errors and omissions insurance coverage, and stock exchange listing fees will be an expense of the Fund unless the Investment Adviser voluntarily assumes responsibility for such expenses. During fiscal year 2018, the Fund paid or accrued $45,000 to the Investment Adviser in connection with the cost of computing the Fund’s net asset value.

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The Advisory Agreement combines investment advisory and certain administrative responsibilities in one agreement. For services rendered by the Investment Adviser on behalf of the Fund’s Advisory Agreement, the Fund pays the Investment Adviser a fee computed weekly and paid monthly at the annual rate of 1.00% of the average weekly net assets of the Fund. The Fund’s average weekly net assets will be deemed to be the average weekly value of the Fund’s total assets minus the sum of the Fund’s liabilities (such liabilities exclude (i) the aggregate liquidation preference of outstanding shares of preferred stock and accumulated dividends, if any, on those shares and (ii) the liabilities for any money borrowed). The fee paid by the Fund may be higher when leverage in the form of preferred stock or borrowings is utilized, giving the Investment Adviser an incentive to utilize such leverage. Because the management fees are based on a percentage of average weekly net assets that includes assets attributable to the Fund’s use of leverage in the form of preferred stock or money borrowed, the Investment Adviser may have a conflict of interest in the input it provides to the Board regarding whether to use or increase the Fund’s use of such leverage. The Board bases its decision, with input from the Investment Adviser, regarding whether and how much leverage to use for the Fund on its assessment of whether such use of leverage is in the best interests of the Fund, and the Board seeks to manage the Investment Adviser’s potential conflict of interest by retaining the final decision on these matters and by periodically reviewing the Fund’s performance and use of leverage. The Investment Adviser has agreed to reduce the management fee on the incremental assets attributable to the Series C Auction Rate Cumulative Preferred Stock (“Series C Auction Preferred”), 5.875% Series D Cumulative Preferred Stock (“Series D Preferred”) and Series E Auction Rate Preferred Stock (“Series E Auction Rate Preferred”) during the fiscal year if the total return of the net asset value of the common stock, including distributions and management fees subject to reduction, does not exceed the stated dividend rate or corresponding swap rate of each particular series of preferred stock for the period. This fee waiver was voluntarily undertaken by the Investment Adviser and will remain in effect as long as the Series C Auction Rate Preferred, Series D Preferred and Series E Auction Rate Preferred are outstanding. The Fund’s total return on the net asset value of its common stock is monitored on a monthly basis to assess whether the total return on the net asset value of its common stock exceeds the stated dividend rate or corresponding swap rate of each particular series of outstanding preferred stock for the period. The test to confirm the accrual of the management fee on the assets attributable to each particular series of preferred stock is annual. The Fund will accrue for the management fee on these assets during the fiscal year if it appears probable that the Fund will incur the additional management fee on those assets.

For the year ended December 31, 2018, the Fund’s total return on the net asset value of the common stock did not exceed the stated dividend rate of the outstanding shares of Series C Auction Rate Preferred, Series D Preferred and Series E Auction Rate Preferred. Thus, management fees with respect to the liquidation value of the Series C Auction Rate Preferred, Series D Preferred and Series E Auction Rate Preferred were reduced by $1,590,965.

The Advisory Agreement provides that in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties thereunder, the Investment Adviser is not liable for any error of judgment or mistake of law or for any loss suffered by the Fund. As part of the Advisory Agreement, the Fund has agreed that the name “Gabelli” is the Investment Adviser’s property, and that in the event the Investment Adviser ceases to act as an investment adviser to the Fund, the Fund will change its name to one not including “Gabelli.”

Pursuant to its terms, the Advisory Agreement will remain in effect with respect to the Fund if approved annually (i) by the Fund’s Board or by the holders of a majority of the Fund’s outstanding voting securities and (ii) by a majority of the Directors who are not “interested persons” (as defined in the 1940 Act) of any party to the Advisory Agreement, by vote cast in person at a meeting called for the purpose of voting on such approval.

A discussion regarding the basis of the Board’s approval of the Advisory Agreement for the Fund is available in the semiannual report to stockholders for the six months ended June 30, 2019.

For each of the years ended December 31, 2016, December 31, 2017 and December 31, 2018, the Investment Advisor was paid $16,519,458, 17,968,563 and $20,079,329, respectively, for advisory and administrative services rendered to the Fund.

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Portfolio Manager Information

Other Accounts Managed

The table below shows the number of other accounts managed by the portfolio managers and the total assets in each of the following categories: registered investment companies, other paid investment vehicles and other accounts. For each category, the table also shows the number of accounts and the total assets in the accounts with respect to which the advisory fee is based on account performance. The information provided is as of December 31, 2018.

Name of Portfolio Manager or Team Member	Type of Accounts	Total Number of Accounts Managed	Total Assets	Number of Accounts Managed with Advisory Fee Based on Performance	Total Assets with Advisory fee Based on Performance

Mario J. Gabelli	Registered Investment Companies:	24	$ 17.6B	5	$ 3.2B
	Other Pooled Investment Vehicles:	11	$ 983.1M	8	$ 806.8M
	Other Accounts:	1,214	$ 8.4B	1	$ 194.8B

Kevin V. Dreyer	Registered Investment Companies	6	$ 4.8B	1	$ 2.2B
	Other Pooled Investment Vehicles:	1	$ 29.7M	1	$ 29.7M
	Other Accounts:	353	$ 1.7B	0	$ 0

Christopher J. Marangi	Registered Investment Companies	7	$ 5.1B	2	$ 2.4B
	Other Pooled Investment Vehicles:	1	$ 29.7M	1	$ 29.7M
	Other Accounts:	357	$ 1.6B	0	$ 0

Daniel M. Miller	Registered Investment Companies	2	$ 65.2M	0	$ 0
	Other Pooled Investment Vehicles:	0	$ 0	0	$ 0
	Other Accounts:	18	$ 50.6M	0	$ 0

Robert D. Leininger	Registered Investment Companies	3	$ 2.3B	1	$ 2.2B
	Other Pooled Investment Vehicles:	0	$ 0	0	$ 0
	Other Accounts:	192	$ 275.3M	0	$ 0
Jennie Tsai	Registered Investment Companies	0	$ 0	0	$ 0
	Other Pooled Investment Vehicles:	0	$ 0	0	$ 0
	Other Accounts:	6	$ 2.0M	0	$ 0

Potential Conflicts of Interest

Actual or apparent conflicts of interest may arise when a portfolio manager for a fund also has day to day management responsibilities with respect to one or more other funds or accounts. These potential conflicts include:

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Allocation of Limited Time and Attention. Because the portfolio managers manage many accounts, they may not be able to formulate as complete a strategy or identify equally attractive investment opportunities for each of those accounts as might be the case if they were to devote all of their attention to the management of only a few accounts.

Allocation of Limited Investment Opportunities. If the portfolio managers identify an investment opportunity that may be suitable for multiple accounts, the Fund may not be able to take full advantage of that opportunity because the opportunity may be allocated among all or many of these accounts or other accounts managed primarily by other portfolio managers of the Adviser, and their affiliates.

Selection of Broker/Dealers. Portfolio managers may be able to select or influence the selection of the brokers and dealers that are used to execute securities transactions for the funds or accounts that they supervise. In addition to providing execution of trades, some brokers and dealers provide portfolio managers with brokerage and research services which may result in the payment of higher brokerage fees than might otherwise be available. These services may be more beneficial to certain funds or accounts than to others. Although the payment of brokerage commissions is subject to the requirement that the portfolio manager determine in good faith that the commissions are reasonable in relation to the value of the brokerage and research services provided to the Fund, a portfolio manager’s decision as to the selection of brokers and dealers could yield disproportionate costs and benefits among the funds or other accounts that he or she manages. In addition, with respect to certain types of accounts (such as pooled investment vehicles and other accounts managed for organizations and individuals) the Investment Adviser may be limited by the client concerning the selection of brokers or may be instructed to direct trades to particular brokers. In these cases, the Investment Adviser or its affiliates may place separate, non-simultaneous transactions in the same security for a fund and another account that may temporarily affect the market price of the security or the execution of the transaction, or both, to the detriment of the Fund or the other accounts. Because of Mr. Gabelli’s indirect majority ownership interest in G.research, LLC (“G.research”), he may have an incentive to use G.research to execute portfolio transactions for a Fund.

Pursuit of Differing Strategies. At times, the portfolio managers may determine that an investment opportunity may be appropriate for only some of the accounts for which they exercises investment responsibility, or may decide that certain of these accounts should take differing positions with respect to a particular security. In these cases, the portfolio managers may execute differing or opposite transactions for one or more accounts which may affect the market price of the security or the execution of the transaction, or both, to the detriment of one or more of their accounts.

Variation in Compensation. A conflict of interest may arise where the financial or other benefits available to the portfolio managers differ among the accounts that they manage. If the structure of the Adviser’s management fee or the portfolio manager’s compensation differs among accounts (such as where certain accounts pay higher management fees or performance-based management fees), the portfolio managers may be motivated to favor certain accounts over others. The portfolio managers also may be motivated to favor accounts in which they have an investment interest, or in which the Adviser, or its affiliates have investment interests. Similarly, the desire to maintain assets under management or to enhance a portfolio manager’s performance record or to derive other rewards, financial or otherwise, could influence the portfolio manager in affording preferential treatment to those accounts that could most significantly benefit the portfolio manager. For example, as reflected above, if a portfolio manager manages accounts which have performance fee arrangements, certain portions of his/her compensation will depend on the achievement of performance milestones on those accounts. The portfolio manager could be incented to afford preferential treatment to those accounts and thereby be subject to a potential conflict of interest.

The Investment Adviser and the Fund have adopted compliance policies and procedures that are designed to address the various conflicts of interest that may arise for the Investment Adviser and their staff members. However, there is no guarantee that such policies and procedures will be able to detect and prevent every situation in which an actual or potential conflict may arise.

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Ownership of Shares in the Fund

As of December 31, 2018, the portfolio managers of the Fund own the following amounts of equity securities of the Fund.

Mario J. Gabelli	Over $1,000,000
Kevin V. Dreyer	$0-$10,000
Christopher J. Marangi	$0-$10,000
Daniel M. Miller	$0
Robert D. Leininger	$0
Jennie Tsai	$0

Compensation Structure for Mario J. Gabelli

Mr. Gabelli receives incentive-based variable compensation based on a percentage of net revenues received by the Adviser for managing the Fund. Net revenues are determined by deducting from gross investment management fees the firm’s expenses (other than Mr. Gabelli’s compensation) allocable to the Fund. Six closed-end registered investment companies (including this Fund) managed by Mr. Gabelli have arrangements whereby the Adviser will only receive its investment advisory fee attributable to the liquidation value of outstanding preferred stock (and Mr. Gabelli would only receive his percentage of such advisory fee) if certain performance levels are met. Additionally, he receives similar incentive-based variable compensation for managing other accounts within the firm and its affiliates. This method of compensation is based on the premise that superior long-term performance in managing a portfolio should be rewarded with higher compensation as a result of growth of assets through appreciation and net investment activity. The level of compensation is not determined with specific reference to the performance of any account against any specific benchmark. One of the other closed-end registered investment companies managed by Mr. Gabelli has a performance (fulcrum) fee arrangement for which his compensation is adjusted up or down based on the performance of the investment company relative to an index. Mr. Gabelli manages other accounts with performance fees. Compensation for managing these accounts has two components. One component is based on a percentage of net revenues to the Investment Adviser for managing the account. The second component is based on absolute performance of the account, with respect to which a percentage of such performance fee is paid to Mr. Gabelli. As an executive officer of the Adviser’s parent company, GBL, Mr. Gabelli also receives ten percent of the net operating profits of the parent company. He receives no base salary, no annual bonus, and no stock options. Mr. Gabelli may also enter into and has entered into agreements to defer or waive his compensation.

Compensation Structure for Portfolio Managers Other Than Mario J. Gabelli

The compensation of the portfolio managers for the Fund is structured to enable the Adviser to attract and retain highly qualified professionals in a competitive environment. The portfolio managers receive a compensation package that includes a minimum draw or base salary, equity-based incentive compensation via awards of restricted stock, and incentive-based variable compensation based on a percentage of net revenue received by the Adviser for managing the Fund to the extent that the amount exceeds a minimum level of compensation. Net revenues are determined by deducting from gross investment management fees certain of the firm’s expenses (other than the respective portfolio manager’s compensation) allocable to the respective Fund (the incentive-based variable compensation for managing other accounts is also based on a percentage of net revenues to the investment adviser for managing the account). Certain of the portfolio managers receive similar incentive based variable compensation based on gross revenue for managing other accounts for GAMCO Asset Management Inc. the compensation for managing accounts that have a performance based fee will have two components. One component is based on a percentage of net revenues received by the adviser for managing the account. The second component is based on absolute performance of the account, with respect to which a percentage of the net performance fee is paid to the portfolio manager. This method of compensation is based on the premise that superior long-term performance in managing a portfolio should be rewarded with higher compensation as a result of growth of assets through appreciation and net investment activity. The level of equity-based incentive and incentive-based variable compensation is based on an evaluation by the Adviser’s parent, GBL, of quantitative and qualitative performance evaluation criteria.

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Portfolio Holdings Information

Employees of the Investment Adviser and its affiliates will often have access to information concerning the portfolio holdings of the Fund. The Fund and the Investment Adviser have adopted policies and procedures that require all employees to safeguard proprietary information of the Fund, which includes information relating to the Fund’s portfolio holdings as well as portfolio trading activity of the Investment Adviser with respect to the Fund (collectively, “Portfolio Holdings Information”). In addition, the Fund and the Investment Adviser have adopted policies and procedures providing that Portfolio Holdings Information may not be disclosed except to the extent that it is (a) made available to the general public by posting on the Fund’s website or filed as part of a required filing on Form N-PORT or N-CSR or (b) provided to a third party for legitimate business purposes or regulatory purposes, that has agreed to keep such data confidential under terms approved by the Investment Adviser’s legal department or outside counsel, as described below. The Investment Adviser will examine each situation under (b) with a view to determine that release of the information is in the best interest of the Fund and its stockholders and, if a potential conflict between the Investment Adviser’s interests and the Fund’s interests arises, to have such conflict resolved by the Chief Compliance Officer or those Directors who are not considered to be “interested persons,” as defined in the 1940 Act. These policies further provide that no officer of the Fund or employee of the Investment Adviser shall communicate with the media about the Fund without obtaining the advance consent of the Chief Executive Officer, Chief Operating Officer, or General Counsel of the Investment Adviser.

Under the foregoing policies, the Fund currently may disclose Portfolio Holdings Information in the circumstances outlined below. Disclosure generally may be either on a monthly or quarterly basis with no time lag in some cases and with a time lag of up to 60 days in other cases (with the exception of proxy voting services which require a regular download of data):

(1) To regulatory authorities in response to requests for such information and with the approval of the Chief Compliance Officer of the Fund;

(2) To fund rating and statistical agencies and to persons performing similar functions where there is a legitimate business purpose for such disclosure and such entity has agreed to keep such data confidential until at least it has been made public by the Investment Adviser;

(3) To service providers of the Fund, as necessary for the performance of their services to the Fund and to the Board, where such entity has agreed to keep such data confidential until at least it has been made public by the Investment Adviser. The Fund’s current service providers that may receive such information are its administrator, sub-administrator, custodian, independent registered public accounting firm, legal counsel, and financial printers;

(4) To firms providing proxy voting and other proxy services provided such entity has agreed to keep such data confidential until at least it has been made public by the Investment Adviser;

(5) To certain broker dealers, investment advisers, and other financial intermediaries for purposes of their performing due diligence on the Fund and not for dissemination of this information to their clients or use of this information to conduct trading for their clients. Disclosure of Portfolio Holdings Information in these circumstances requires the broker, dealer, investment adviser, or financial intermediary to agree to keep such information confidential until it has been made public by the Investment Adviser and is further subject to prior approval of the Chief Compliance Officer of the Fund and shall be reported to the Board at the next quarterly meeting; and

(6) To consultants for purposes of performing analysis of the Fund, which analysis may be used by the consultant with its clients or disseminated to the public, provided that such entity shall have agreed to keep such information confidential until at least it has been made public by the Investment Adviser.

As of the date of this SAI, the Fund makes information about portfolio securities available to its administrator, sub-administrator, custodian, and proxy voting services on a daily basis, with no time lag, to its typesetter on a quarterly basis with a ten day time lag, to its financial printers on a quarterly basis with a forty-five day time lag, and its independent registered public accounting firm and legal counsel on an as needed basis with no time lag. The names of the Fund’s administrator, custodian, independent registered public accounting firm, and legal counsel are set forth

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is this SAI. The Fund’s proxy voting service is Broadridge Investor Communication Services. The Fund selects from a number of financial printers who have agreed to keep such information confidential until at least it has been made public by the Investment Adviser. Other than these arrangements with the Fund’s service providers and proxy voting service, the Fund has no ongoing arrangements to make available information about the Fund’s portfolio securities prior to such information being disclosed in a publicly available filing with the SEC that is required to include the information.

Disclosures made pursuant to a confidentiality agreement are subject to periodic confirmation by the Chief Compliance Officer of the Fund that the recipient has utilized such information solely in accordance with the terms of the agreement. Neither the Fund, nor the Investment Adviser, nor any of the Investment Adviser’s affiliates will accept on behalf of itself, its affiliates, or the Fund any compensation or other consideration in connection with the disclosure of portfolio holdings of the Fund. The Board will review such arrangements annually with the Fund’s Chief Compliance Officer.

DIVIDENDS AND DISTRIBUTIONS

The Fund, along with other closed-end registered investment companies advised by the Investment Adviser, has obtained an exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder permitting it to make periodic distributions of long term capital gains provided that any distribution policy of the Fund with respect to its common stock calls for periodic (e.g., quarterly or semiannually, but in no event more frequently than monthly) distributions in an amount equal to a fixed percentage of the Fund’s average net asset value over a specified period of time or market price per share of common stock at or about the time of distribution or payment of a fixed dollar amount. The exemption also permits the Fund to make distributions with respect to its preferred stock in accordance with such stock’s terms. See “Automatic Dividend Reinvestment and Voluntary Cash Purchase Plan.”

If the total distributions required by a periodic payout policy exceed the Fund’s net investment income and net capital gain, the excess will be treated as a return of capital. Stockholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Stockholders should not assume that the source of a distribution from the Fund is net profit. Distributions sourced from paid-in-capital should not be considered the current yield or the total return from an investment in the Fund. If the Fund’s net investment income (including net short term capital gains) and net long term capital gains for any year exceed the amount required to be distributed under a periodic pay-out policy, the Fund generally intends to pay such excess once a year, but may, in its discretion, retain and not distribute net long term capital gains to the extent of such excess. The Fund reserves the right, but does not currently intend, to retain for reinvestment and pay the resulting U.S. federal income taxes on the excess of its net realized long term capital gains over its net short term capital losses, if any. See “Automatic Dividend Reinvestment and Voluntary Cash Purchase Plans.”

PORTFOLIO TRANSACTIONS

Subject to policies established by the Board, the Investment Adviser is responsible for placing purchase and sale orders and the allocation of brokerage on behalf of the Fund. Transactions in equity securities are in most cases effected on U.S. stock exchanges and involve the payment of negotiated brokerage commissions. There may be no stated commission in the case of securities traded in OTC markets, but the prices of those securities may include undisclosed commissions or mark-ups. Principal transactions are not entered into with affiliates of the Fund. However, G.research, may execute transactions in the OTC markets on an agency basis and receive a stated commission therefrom. To the extent consistent with applicable provisions of the 1940 Act and the rules and exemptions adopted by the SEC thereunder, as well as other regulatory requirements, the Board has determined that portfolio transactions may be executed through G.research and its broker-dealer affiliates if, in the judgment of the Investment Adviser, the use of those broker-dealers is likely to result in price and execution at least as favorable as those of other qualified broker-dealers, and if, in particular transactions, the affiliated broker-dealers charge the Fund a rate consistent with that charged to comparable unaffiliated customers in similar transactions and comparable to rates charged by other broker-dealers for similar transactions. The Fund has no obligations to deal with any broker or group of brokers in executing transactions in portfolio securities. In executing transactions, the Investment Adviser seeks to obtain the best price and execution for the Fund, taking into account such factors as price, size of order, difficulty of execution and operational facilities of the firm involved and the firm’s risk in positioning a block

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of securities. While the Investment Adviser generally seeks reasonably competitive commission rates, the Fund does not necessarily pay the lowest commission available.

Subject to obtaining the best price and execution, brokers who provide supplemental research, market and statistical information, or other services (e.g., wire services) to the Investment Adviser or its affiliates may receive orders for transactions by the Fund. The term “research, market and statistical information” includes advice as to the value of securities, and advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issues, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. Information so received will be in addition to and not in lieu of the services required to be performed by the Investment Adviser under the Advisory Agreement and the expenses of the Investment Adviser will not necessarily be reduced as a result of the receipt of such supplemental information. Such information may be useful to the Investment Adviser and its affiliates in providing services to clients other than the Fund, and not all such information is used by the Investment Adviser in connection with the Fund. Conversely, such information provided to the Investment Adviser and its affiliates by brokers and dealers through whom other clients of the Investment Adviser and its affiliates effect securities transactions may be useful to the Investment Adviser in providing services to the Fund.

Although investment decisions for the Fund are made independently from those for the other accounts managed by the Investment Adviser and its affiliates, investments of the kind made by the Fund may also be made for those other accounts. When the same securities are purchased for or sold by the Fund and any of such other accounts, it is the policy of the Investment Adviser and its affiliates to allocate such purchases and sales in a manner deemed fair and equitable over time to all of the accounts, including the Fund.

For the fiscal years ended December 31, 2016, December 31, 2017 and December 31, 2018, the Fund paid a total of $246,075, $214,721 and $320,265, respectively, in brokerage commissions, of which G.research and its affiliates received $66,268, $42,212 and $82,334, respectively. The amount received by G.research and its affiliates from the Fund in respect of brokerage commissions for the fiscal year ended December 31, 2018 represented approximately 25.7% of the aggregate dollar amount of brokerage commissions paid by the Fund for such period and approximately 9.0% of the aggregate dollar amount of transactions by the Fund for such period.

PORTFOLIO TURNOVER

The Fund does not engage in the trading of securities for the purpose of realizing short term profits, but adjusts its portfolio as it deems advisable in view of prevailing or anticipated market conditions to accomplish its investment objective. Portfolio turnover rate is calculated by dividing the lesser of an investment company’s annual sales or purchases of portfolio securities by the monthly average value of securities in its portfolio during the year, excluding portfolio securities the maturities of which at the time of acquisition were one year or less. A high rate of portfolio turnover involves correspondingly greater brokerage commission expense than a lower rate, which expense must be borne by the Fund and indirectly by its stockholders. The portfolio turnover rate may vary from year to year and will not be a factor when the Investment Adviser determines that portfolio changes are appropriate. A higher rate of portfolio turnover may also result in taxable gains being passed to stockholders sooner than would otherwise be the case. For the years ending December 31, 2017 and 2018, the portfolio turnover rates were 11.4% and 17.1%, respectively.

TAXATION

The following discussion is a brief summary of certain federal income tax considerations affecting the Fund and the purchase, ownership and disposition of the Fund’s shares. This discussion assumes you are a U.S. person and that you hold your shares as capital assets. This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder and judicial and administrative authorities, all of which are subject to change or differing interpretations by the courts or the Internal Revenue Service (the “IRS”), possibly with retroactive effect. No ruling has been or will be sought from the IRS regarding any matter discussed herein. Counsel to the Fund has not rendered and will not render any legal opinion regarding any tax consequences relating to the Fund or an investment in the Fund. No attempt is made to present a detailed explanation of all federal tax concerns affecting the Fund and its stockholders (including stockholders owning large positions in the Fund).

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The discussions set forth herein and in the Prospectus do not constitute tax advice and potential investors are urged to consult their own tax advisers to determine the tax consequences to them of investing in the Fund.

Taxation of the Fund

The Fund has qualified and intends to continue to qualify, as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”) (a “RIC”). Accordingly, the Fund will, among other things, (i) derive in each taxable year at least 90% of its gross income from (a) dividends, interest (including tax-exempt interest), payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gain from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or currencies and (b) net income derived from interests in certain publicly traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in (a) above (each a “Qualified Publicly Traded Partnership”); and (ii) diversify its holdings so that, at the end of each quarter of each taxable year (a) at least 50% of the value of its total assets is represented by cash and cash items, U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund’s total assets and not more than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the value of the Fund’s total assets is invested in the securities of (I) any one issuer (other than U.S. government securities and the securities of other RICs), (II) any two or more issuers in which the Fund owns 20% or more of the voting stock and that are determined to be engaged in the same business or similar or related trades or businesses or (III) any one or more Qualified Publicly Traded Partnerships.

The Fund may be able to cure a failure to derive 90% of its income from the sources specified above or a failure to diversify its holdings in the manner described above by paying a tax, by disposing of certain assets, or by paying a tax and disposing of assets. If, in any taxable year, the Fund fails one of these tests and does not timely cure the failure, the Fund will be taxed in the same manner as an ordinary corporation and distributions to its stockholders will not be deductible by the Fund in computing its taxable income.

Although in general the passive loss rules of the Code do not apply to regulated investment companies, such rules do apply to a regulated investment company with respect to items attributable to an interest in a Qualified Publicly Traded Partnership. The investments of the Fund in partnerships, including Qualified Publicly Traded Partnerships, may result in the Fund being subject to state, local, or foreign income, franchise or withholding tax liabilities, and to phantom income due to loan restructurings or other reasons.

As a RIC, the Fund generally is not or will not be, as the case may be, subject to U.S. federal income tax on income and gains that it distributes each taxable year to stockholders, if it distributes at least 90% of the sum of the Fund’s (i) investment company taxable income (which includes, among other items, dividends, interest and the excess of any net short term capital gain over net long term capital loss and other taxable income, other than any net long term capital gain, reduced by deductible expenses) determined without regard to the deduction for dividends paid and (ii) its net tax-exempt interest (the excess of its gross tax-exempt interest over certain disallowed deductions). The Fund intends to distribute at least annually substantially all of such income.

Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax at the Fund level. To avoid the tax, the Fund must distribute during each calendar year an amount at least equal to the sum of (i) 98% of its ordinary income (not taking into account any capital gain or loss, and taking into account certain deferrals and elections) for the calendar year, (ii) 98.2% of its capital gain in excess of its capital loss (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year (unless an election is made to use the fund’s fiscal year), and (iii) certain undistributed amounts from previous years on which a fund paid no federal income tax. While the Fund intends to distribute any income and capital gain in the manner necessary to minimize imposition of the 4% excise tax, there can be no assurance that sufficient amounts of the Fund’s taxable income and capital gain will be distributed to avoid entirely the imposition of the tax. In that event, the Fund will be liable for the tax only on the amount by which it does not meet the foregoing distribution requirement.

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A distribution will be treated as paid during the calendar year if it is paid during the calendar year or declared by the Fund in October, November or December of the year, payable to stockholders of record on a date during such a month and paid by the Fund during January of the following year. Any such distributions paid during January of the following year will be deemed to be received no later than December 31 of the year the distributions are declared, rather than when the distributions are received.

If the Fund were unable to satisfy the 90% distribution requirement or otherwise were to fail to qualify as a RIC in any year, it would be taxed in the same manner as an ordinary corporation and distributions to the Fund’s stockholders would not be deductible by the Fund in computing its taxable income. To qualify again to be taxed as a RIC in a subsequent year, the Fund would be required to distribute to its stockholders its earnings and profits attributable to non-RIC years. In addition, if the Fund failed to qualify as a RIC for a period greater than two taxable years, then the Fund would be required to elect to recognize and pay tax on any net built-in gain (the excess of aggregate gain, including items of income, over aggregate loss that would have been realized if the Fund had been liquidated) or, alternatively, be subject to taxation on such built-in gain recognized for a period of five years, in order to qualify as a RIC in a subsequent year.

Gain or loss on the sales of securities by the Fund will generally be long term capital gain or loss if the securities have been held by the Fund for more than one year. Gain or loss on the sale of securities held for one year or less will be short term capital gain or loss.

Foreign currency gain or loss on non-U.S. dollar-denominated securities and on any non-U.S. dollar-denominated futures contracts, options and forward contracts that are not section 1256 contracts (as defined below) generally will be treated as ordinary income and loss.

Investments by the Fund in certain “passive foreign investment companies” (“PFICs”) could subject such fund to federal income tax (including interest charges) on certain distributions or dispositions with respect to those investments which cannot be eliminated by making distributions to stockholders. Elections may be available to the Fund to mitigate the effect of this tax provided that the PFIC complies with certain reporting requirements, but such elections generally accelerate the recognition of income without the receipt of cash. Dividends paid by PFICs will not qualify for the reduced tax rates discussed below under “Taxation of Stockholders.”

The Fund may invest in debt obligations purchased at a discount with the result that the Fund may be required to accrue income for U.S. federal income tax purposes before amounts due under the obligations are paid. The Fund may also invest in securities rated in the medium to lower rating categories of nationally recognized rating organizations, and in unrated securities (“high yield securities”). A portion of the interest payments on such high yield securities may be treated as dividends for certain U.S. federal income tax purposes.

As a result of investing in stock of PFICs or securities purchased at a discount or any other investment that produces income that is not matched by a corresponding cash distribution to the Fund, the Fund could be required to include income that it has not yet received in current income. Any such income would be treated as income earned by the Fund and therefore would be subject to the distribution requirements of the Code. This might prevent the Fund from distributing 90% of its investment company taxable income as is required in order to avoid Fund-level federal income taxation on all of its income, or might prevent the Fund from distributing enough ordinary income and capital gain net income to avoid completely the imposition of the excise tax. To avoid this result, the Fund may be required to borrow money or dispose of securities to be able to make distributions to its stockholders.

If the Fund does not meet the asset coverage requirements of the 1940 Act and the Articles Supplementary, the Fund will be required to suspend distributions to the holders of common stock until the asset coverage is restored. Such a suspension of distributions might prevent the Fund from distributing 90% of its investment company taxable income as is required in order to avoid fund-level federal income taxation on all of its income, or might prevent the fund from distributing enough income and capital gain net income to avoid completely imposition of the excise tax.

Certain of the Fund’s investment practices are subject to special and complex U.S. federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower taxed long term capital gains into higher taxed short term capital gains or ordinary income, (iii) convert ordinary loss or a deduction into capital loss (the deductibility of which is more limited), (iv) cause a fund to

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recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions and (vii) produce income that will not qualify as good income for purposes of the 90% annual gross income requirement described above. The Fund will monitor its transactions and may make certain tax elections to mitigate the effect of these rules and prevent disqualification of the fund as a regulated investment company.

Foreign Taxes

Since the Fund may invest in foreign securities, income from such securities may be subject to non-U.S. taxes. The Fund expects to invest less than 35% of its total assets in foreign securities. As long as the Fund continues to invest less than 35% of its assets in foreign securities it will not be eligible to elect to “pass-through” to stockholders of a fund the ability to use the foreign tax deduction or foreign tax credit for foreign taxes paid with respect to qualifying taxes.

Taxation of Stockholders

The Fund will determine either to distribute or to retain for reinvestment all or part of its net capital gain. If any such gain is retained, the Fund will be subject to a tax of 21% of such amount. In that event, the Fund expects to designate the retained amount as undistributed capital gain in a notice to its stockholders, each of whom (i) will be required to include in income for tax purposes as long term capital gain its share of such undistributed amounts, (ii) will be entitled to credit its proportionate share of the tax paid by the Fund against its federal income tax liability and to claim refunds to the extent that the credit exceeds such liability and (iii) will increase its basis in its shares of the Fund by an amount equal to the amount of undistributed capital gain included in such stockholder’s gross income, reduced by the stockholder’s credit for its proportionate share of the tax paid by the Fund.

Distributions paid by the Fund from its investment company taxable income, which includes net short term capital gain, generally are taxable as ordinary income to the extent of the Fund’s earnings and profits. Such distributions, if reported by the Fund, may, however, qualify (provided holding period and other requirements are met by the Fund and its stockholders) (i) for the dividends received deduction available to corporations, but only to the extent that the Fund’s income consists of dividend income from U.S. corporations and (ii) as qualified dividend income eligible for the reduced maximum federal tax rate to individuals of 20% (plus an additional 3.8% Medicare contribution surcharge on income and net gain from investments) to the extent that the Fund receives qualified dividend income. Qualified dividend income is, in general, dividend income from taxable domestic corporations and certain qualified foreign corporations (e.g., generally, foreign corporations incorporated in a possession of the United States or in certain countries with a qualifying comprehensive tax treaty with the United States, or whose shares with respect to which such dividend is paid is readily tradable on an established securities market in the United States). A qualified foreign corporation does not include a foreign corporation which for the taxable year of the corporation in which the dividend was paid, or the preceding taxable year, is a PFIC. If the Fund engages in certain securities lending transactions, the amount received by the Fund that is the equivalent of the dividends paid by the issuer on the securities loaned will not be eligible for qualified dividend income treatment.

Distributions of net capital gain designated as capital gain distributions, if any, are taxable to stockholders at rates applicable to long term capital gain, whether paid in cash or in shares, and regardless of how long the stockholder has held the Fund’s shares. Capital gain distributions are not eligible for the dividends received deduction. The federal tax rate on net long term capital gain and qualified dividend income of individuals is generally either 15% or 20% (depending on whether an individual’s income exceeds certain threshold amounts). Unrecaptured Section 1250 gain distributions, if any, will be subject to a 25% tax. Distributions in excess of the Fund’s earnings and profits will first reduce the adjusted tax basis of a holder’s shares and, after such adjusted tax basis is reduced to zero, will constitute capital gain to such holder (assuming the shares are held as a capital asset). Investment company taxable income (other than qualified dividend income) will currently be taxed at a maximum rate of 37%. For corporate taxpayers, both investment company taxable income and net capital gain are taxed at a maximum rate of 21%.

A 3.8% Medicare contribution surcharge is imposed on net investment income, including interest, dividends, and capital gain, of U.S. individuals with income exceeding $200,000 (or $250,000 if married filing jointly), and of estates and trusts.

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If an individual receives a dividend that is eligible for qualified dividend income treatment, and such dividend constitutes an “extraordinary dividend,” any loss on the sale or exchange of shares in respect of which the extraordinary dividend was paid, then the loss will be long term capital loss to the extent of such extraordinary dividend. An “extraordinary dividend” for this purpose is generally a dividend (i) in an amount greater than or equal to 10% of the taxpayer’s tax basis (or trading value) in a share of common stock (5% if preferred stock), aggregating dividends with ex-dividend dates within an 85 day period or (ii) in an amount greater than 20% of the taxpayer’s tax basis (or trading value) in a share of stock, aggregating dividends with ex-dividend dates within a 365-day period.

The IRS currently requires that a registered investment company that has two or more classes of stock allocate to each such class proportionate amounts of each type of its taxable income (such as ordinary income, capital gains, dividends qualifying for the dividends received deduction (“DRD”) and qualified dividend income) based upon the percentage of total dividends paid out of current or accumulated earnings and profits to each class for the tax year. Accordingly, the Fund intends each year to allocate capital gain dividends, dividends qualifying for the DRD and dividends that constitute qualified dividend income, if any, between its common stock and preferred stock in proportion to the total dividends paid out of current or accumulated earnings and profits to each class with respect to such tax year. Distributions in excess of the Fund’s current and accumulated earnings and profits, if any, however, will not be allocated proportionately among the common stock and preferred stock. Since the Fund’s current and accumulated earnings and profits will first be used to pay dividends on its preferred stock, distributions in excess of such earnings and profits, if any, will be made disproportionately to holders of common stock.

Stockholders may be entitled to offset their capital gain distributions (but not distributions eligible for qualified dividend income treatment) with capital loss. There are a number of statutory provisions affecting when capital loss may be offset against capital gain, and limiting the use of loss from certain investments and activities. Accordingly, stockholders with capital loss are urged to consult their tax advisers.

The price of stock purchased at any time may reflect the amount of a forthcoming distribution. Those purchasing stock just prior to a distribution will receive a distribution which will be taxable to them even though it represents in part a return of invested capital.

Certain types of income received by the Fund from real estate investment trusts (“REITs”), real estate mortgage investment conduits (“REMICs”), taxable mortgage pools or other investments may cause the Fund to designate some or all of its distributions as “excess inclusion income.” To Fund stockholders such excess inclusion income may (1) constitute taxable income, as “unrelated business taxable income” (“UBTI”) for those stockholders who would otherwise be tax-exempt such as individual retirement accounts, 401(k) accounts, Keogh plans, pension plans and certain charitable entities; (2) not be offset by otherwise allowable deductions for tax purposes; (3) not be eligible for reduced U.S. withholding for non-U.S. stockholders even from tax treaty countries; and (4) cause the Fund to be subject to tax if certain “disqualified organizations” as defined by the Code are Fund stockholders.

Upon a sale, exchange, redemption or other disposition of stock, a stockholder will generally realize a taxable gain or loss equal to the difference between the amount of cash and the fair market value of other property received and the stockholder’s adjusted tax basis in the stock. Such gain or loss will be treated as long term capital gain or loss if the shares have been held for more than one year. Any loss realized on a sale or exchange will be disallowed to the extent the shares disposed of are replaced by substantially identical shares within a 61 day period beginning 30 days before and ending 30 days after the date that the shares are disposed of. In such a case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

Any loss realized by a stockholder on the sale of Fund shares held by the stockholder for six months or less will be treated for tax purposes as a long term capital loss to the extent of any capital gain distributions received by the stockholder (or amounts credited to the stockholder as an undistributed capital gain) with respect to such shares.

As with any taxable investment, stockholders may be subject to the federal alternative minimum tax on their income (including taxable income from the Fund), depending on their individual circumstances.

Ordinary income distributions and capital gain distributions also may be subject to state and local taxes. Stockholders are urged to consult their own tax advisers regarding specific questions about federal (including the

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application of the alternative minimum tax rules), state, local or foreign tax consequences to them of investing in the Fund.

Stockholders will receive, if appropriate, various written notices after the close of each of the Fund’s taxable years regarding the U.S. federal income tax status of certain dividends, distributions and deemed distributions that were paid (or that are treated as having been paid) by the Fund to its stockholders during the preceding taxable year.

If a stockholder recognizes a loss with respect to the Fund’s shares of $2 million or more for an individual stockholder or $10 million or more for a corporate stockholder, the stockholder must file with the IRS a disclosure statement on Form 8886. Direct stockholders of portfolio securities are in many cases exempted from this reporting requirement, but under current guidance, stockholders of a regulated investment company are not exempted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Stockholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Dividends paid or distributions made by the Fund to stockholders who are non-resident aliens or foreign entities (“foreign investors”) are generally subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty to the extent derived from investment income and short term capital gains. In order to obtain a reduced rate of withholding, a foreign investor will be required to provide an applicable IRS Form W-8 certifying its entitlement to benefits under a treaty. The withholding tax does not apply to regular dividends paid or distributions made to a foreign investor who provides a Form W-8ECI, certifying that the dividends or distributions are effectively connected with the foreign investor’s conduct of a trade or business within the United States. Instead, the effectively connected dividends or distributions will be subject to regular U.S. income tax as if the foreign investor were a U.S. stockholder. A non-U.S. corporation receiving effectively connected dividends or distributions may also be subject to additional “branch profits tax” imposed at a rate of 30% (or lower treaty rate). A foreign investor who fails to provide an applicable IRS Form W-8BEN or other applicable form may be subject to backup withholding at the appropriate rate. Foreign investors may also be subject to U.S. estate tax with respect to their Fund shares.

Properly reported dividends received by foreign investors are generally exempt from U.S. federal withholding tax when they (a) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S. source interest income, reduced by expenses that are allocable to such income), or (b) are paid in connection with the Fund’s “qualified short term capital gains” (generally, the excess of the Fund’s net short term capital gain over the Fund’s long term capital loss for such taxable year). However, depending on the circumstances, the Fund may designate all, some or none of the Fund’s potentially eligible dividends as such qualified net interest income or as qualified short term capital gains, and a portion of the Fund’s distributions (e.g. interest from non-U.S. sources or any foreign currency gains) would be ineligible for this potential exemption from withholding.

Distributions that the Fund reports as “short term capital gain dividends” or “long term capital gain dividends” will not be treated as such to a recipient non-U.S. stockholder if the distribution is attributable to a REIT’s distribution to the Fund of a gain from the sale or exchange of U.S. real property or an interest in a U.S. real property holding corporation and the Fund’s direct or indirect interests in U.S. real property exceed certain levels. Instead, if the non-U.S. stockholder has not owned more than 5% of the outstanding shares of the Fund at any time during the one-year period ending on the date of distribution, such distributions will be subject to 30% withholding by the Fund and will be treated as ordinary dividends to the non-U.S. stockholder; if the non-U.S. stockholder owned more than 5% of the outstanding shares of the Fund at any time during the one-year period ending on the date of the distribution, such distribution will be treated as real property gain subject to 21% withholding tax and could subject the non-U.S. stockholder to U.S. filing requirements. Additionally, if the Fund’s direct or indirect interests in U.S. real property were to exceed certain levels, a non-U.S. stockholder realizing gains upon redemption from the Fund could be subject to the 21% withholding tax and U.S. filing requirements unless more than 50% of the Fund’s shares were owned by U.S. persons at such time or unless the non-U.S. person had not held more than 5% of the Fund’s outstanding shares throughout either such person’s holding period for the redeemed shares or, if shorter, the previous five years.

Provided that 50% or more of the value of the Fund’s stock is held by U.S. stockholders, distributions of U.S. real property interests (including securities in a U.S. real property holding corporation, unless such corporation is

36

regularly traded on an established securities market and the Fund has held 5% or less of the outstanding shares of the corporation during the five-year period ending on the date of distribution), in redemption of a non-U.S. stockholder’s shares of the Fund will cause the Fund to recognize gain. If the Fund is required to recognize gain, the amount of gain recognized will be equal to the fair market value of such interests over the Fund’s adjusted bases to the extent of the greatest non-U.S. ownership percentage of the Fund during the five-year period ending on the date of redemption. In the case of non-U.S. non-corporate stockholders, the Fund may be required to backup withhold federal income tax on distributions that are otherwise exempt from withholding tax unless such stockholders furnish the Fund with proper notification of their non-U.S. status.

Separately, a 30% withholding tax will be imposed on dividends paid to (i) foreign financial institutions including non-U.S. investment funds unless they agree to collect and disclose to the IRS information regarding their direct and indirect U.S. account holders and (ii) certain other foreign entities unless they certify certain information regarding their direct and indirect U.S. owners. To avoid withholding, a foreign financial institution will need to (i) enter into agreements with the IRS that state that they will provide the IRS information including the names, addresses and taxpayer identification numbers of direct and indirect U.S. account holders, comply with due diligence procedures with respect to the identification of U.S. accounts, report to the IRS certain information with respect to U.S. accounts maintained, agree to withhold tax on certain payments made to non-compliant foreign financial institutions or to account holders, or (ii) in the event that an applicable intergovernmental agreement and implementing legislation are adopted, provide local revenue authorities with similar account holder information, who fail to provide the required information, and determine certain other information as to their account holders. Other foreign entities will need to provide the name, address, and taxpayer identification number of each substantial U.S. owner or certifications of no substantial U.S. ownership unless certain exceptions apply.

In general, United States federal withholding tax will not apply to any gain or income realized by a foreign investor in respect of any distributions of net long term capital gains over net short term capital losses, exempt-interest dividends, or upon the sale or other disposition of shares of the Fund.

Backup Withholding

The Fund may be required to withhold U.S. federal income tax at a 24% rate on all taxable distributions and redemption proceeds payable to non-corporate stockholders who fail to provide the Fund with their correct taxpayer identification number or to make required certifications, or who have been notified by the IRS that they are subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be refunded or credited against such stockholder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

The foregoing is a general and abbreviated summary of the applicable provisions of the Code and Treasury regulations presently in effect. For the complete provisions, reference should be made to the pertinent Code sections and the Treasury regulations promulgated thereunder. The Code and the Treasury regulations are subject to change by legislative, judicial or administrative action, either prospectively or retroactively. Persons considering an investment in shares of the Fund should consult their own tax advisers regarding the purchase, ownership and disposition of shares of the Fund.

BENEFICIAL OWNERS

As of November 15, 2019, no persons were known to the Fund to be beneficial owners of 5% or more of the outstanding shares of the Fund’s common stock.

As of November 15, 2019, Shaker Financial Services, Annapolis, MD 21401, owned 6.19% of the Series H Preferred.

As of November 15, 2019, the Directors and officers of the Fund as a group beneficially owned less than 1% of the outstanding shares of the Fund’s common stock and less than 1% of the outstanding shares of the Fund’s preferred stock.

37

GENERAL INFORMATION

Book-Entry-Only Issuance

The Depository Trust Company (“DTC”) will act as securities depository for the securities offered pursuant to the Prospectus. The information in this section concerning DTC and DTC’s book-entry system is based upon information obtained from DTC. The securities offered hereby initially will be issued only as fully-registered securities registered in the name of Cede & Co. (as nominee for DTC). One or more fully-registered global security certificates initially will be issued, representing in the aggregate the total number of securities, and deposited with DTC.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the 1934 Act. DTC holds securities that its participants deposit with DTC. DTC also facilities the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct DTC participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly through other entities.

Purchases of securities within the DTC system must be made by or through direct participants, which will receive a credit for the securities on DTC’s records. The ownership interest of each actual purchaser of a security, a beneficial owner, is in turn to be recorded on the direct or indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased securities. Transfers of ownership interests in securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in securities, except as provided herein.

DTC has no knowledge of the actual beneficial owners of the securities being offered pursuant to the Prospectus; DTC’s records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Payments on the securities will be made to DTC. DTC’s practice is to credit direct participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of such participant and not of DTC or the Fund, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the Fund, disbursement of such payments to direct participants is the responsibility of DTC, and disbursement of such payments to the beneficial owners is the responsibility of direct and indirect participants. Furthermore each beneficial owner must rely on the procedures of DTC to exercise any rights under the securities.

DTC may discontinue providing its services as securities depository with respect to the securities at any time by giving reasonable notice to the Fund. Under such circumstances, in the event that a successor securities depository is not obtained, certificates representing the securities will be printed and delivered.

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Proxy Voting Procedures

The Fund has adopted the proxy voting procedures of the Investment Adviser and has directed the Investment Adviser to vote all proxies relating to the Fund’s voting securities in accordance with such procedures. The proxy voting procedures are attached as Appendix A to this SAI. They are also on file with the SEC and may be obtained by calling the SEC at 202-551-8090. The proxy voting procedures are also available on the EDGAR Database on the SEC’s internet site (http://www.sec.gov) and copies of the proxy voting procedures may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

Code of Ethics

The Fund and the Investment Adviser have adopted a code of ethics under Rule 17j-1 under the 1940 Act. The code of ethics permits personnel, subject to the code of ethics and its restrictive provisions, to invest in securities, including securities that may be purchased or held by a fund in the Fund Complex. This code of ethics sets forth restrictions on the trading activities of trustees/directors, officers and employees of the Fund, the Investment Adviser and their affiliates. For example, such persons may not purchase any security for which the Fund has a purchase or sale order pending, or for which such trade is under consideration. In addition, those trustees/directors, officers and employees that are principally involved in investment decisions for client accounts are prohibited from purchasing or selling for their own account for a period of seven days a security that has been traded for a client’s account, unless such trade is executed on more favorable terms for the client’s account and it is determined that such trade will not adversely affect the client’s account. Short term trading by such trustees/directors, officers and employees for their own accounts in securities held by a Fund client’s account is also restricted. The above examples are subject to certain exceptions and they do not represent all of the trading restrictions and policies set forth by the code of ethics. The code of ethics is on file with the SEC and may be obtained by calling the SEC at (202) 551-8090. The code of ethics is also available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov, and copies of the code of ethics may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

Joint Code of Ethics for Chief Executive and Senior Financial Officers

The Fund and the Investment Adviser have adopted a joint code of ethics that serves as a code of conduct. The joint code of ethics sets forth policies to guide the chief executive and senior financial officers in the performance of their duties. The code of ethics is on file with the SEC and may be obtained by calling the SEC at 202-551-8090. The code of ethics is also available on the EDGAR Database on the SEC’s Internet site (http://www.sec.gov), and copies of the code of ethics may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

Financial Statements

The audited financial statements included in the annual report to the Fund’s stockholders for the year ended December 31, 2018 (the “2018 Annual Report”), together with the report of PricewaterhouseCoopers LLP for the Fund’s 2018 Annual Report, and the unaudited financial statements included in the semiannual report to the Fund’s stockholders for the period ended June 30, 2019 (the “2019 Semiannual Report”) are incorporated herein by reference. All other portions of the 2018 Annual Report and the 2019 Semiannual Report are not incorporated herein by reference and are not part of the registration statement, the SAI, the Prospectus or any Prospectus Supplement.

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP serves as the Independent Registered Public Accounting Firm of the Fund and audits the financial statements of the Fund. PricewaterhouseCoopers LLP is located at 300 Madison Avenue, New York, New York 10017.

39

APPENDIX A

GAMCO INVESTORS, INC. AND AFFILIATES

THE VOTING OF PROXIES ON BEHALF OF CLIENTS

Rule 206(4)-6 under the Investment Advisers Act of 1940 and Rule 30b1-4 under the Investment Company Act of 1940 require investment advisers to adopt written policies and procedures governing the voting of proxies on behalf of their clients

These procedures will be used by GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli Securities, Inc., and Teton Advisors, Inc. (collectively, the “Advisers”) to determine how to vote proxies relating to portfolio securities held by their clients, including the procedures that the Advisers use when a vote presents a conflict between the interests of the shareholders of an investment company managed by one of the Advisers, on the one hand, and those of the Advisers; the principal underwriter; or any affiliated person of the investment company, the Advisers, or the principal underwriter. These procedures will not apply where the Advisers do not have voting discretion or where the Advisers have agreed to with a client to vote the client’s proxies in accordance with specific guidelines or procedures supplied by the client (to the extent permitted by ERISA).

I.	Proxy Voting Committee

The Proxy Voting Committee was originally formed in April 1989 for the purpose of formulating guidelines and reviewing proxy statements within the parameters set by the substantive proxy voting guidelines originally published in 1988 and updated periodically, a copy of which are appended as Exhibit A. The Committee will include representatives of Research, Administration, Legal, and the Advisers. Additional or replacement members of the Committee will be nominated by the Chairman and voted upon by the entire Committee.

Meetings are held on an as needed basis to form views on the manner in which the Advisers should vote proxies on behalf of their clients.

In general, the Director of Proxy Voting Services, using the Proxy Guidelines and the analysts of GAMCO Investors, Inc. (“GBL”), will determine how to vote on each issue. For non-controversial matters, the Director of Proxy Voting Services may vote the proxy if the vote is: (1) consistent with the recommendations of the issuer’s Board of Directors and not contrary to the Proxy Guidelines; (2) consistent with the recommendations of the issuer’s Board of Directors and is a non-controversial issue not covered by the Proxy Guidelines; or (3) the vote is contrary to the recommendations of the Board of Directors but is consistent with the Proxy Guidelines. In those instances, the Director of Proxy Voting Services or the Chairman of the Committee may sign and date the proxy statement indicating how each issue will be voted.

All matters identified by the Chairman of the Committee, the Director of Proxy Voting Services or the Legal Department as controversial, taking into account the recommendations of the analysts of GBL, will be presented to the Proxy Voting Committee. If the Chairman of the Committee, the Director of Proxy Voting Services or the Legal Department has identified the matter as one that (1) is controversial; (2) would benefit from deliberation by the Proxy Voting Committee; or (3) may give rise to a conflict of interest between the Advisers and their clients, the Chairman of the Committee will initially determine what vote to recommend that the Advisers should cast and the matter will go before the Committee.

A.	Conflicts of Interest.

The Advisers have implemented these proxy voting procedures in order to prevent conflicts of interest from influencing their proxy voting decisions. By following the Proxy Guidelines, and the analysts of GBL, the Advisers are able to avoid, wherever possible, the influence of potential conflicts of interest. Nevertheless, circumstances may arise in which one or more of the Advisers are faced with a conflict of interest or the appearance of a conflict of interest in connection with its vote. In general, a conflict of interest may arise when an Adviser knowingly does business with an issuer, and may appear to have a material conflict between its own interests and the interests of the shareholders of an investment company managed by one of the Advisers regarding how the proxy is to be voted. A conflict also may exist when an Adviser has actual knowledge of a material business arrangement between an issuer and an affiliate of the Adviser.

In practical terms, a conflict of interest may arise, for example, when a proxy is voted for a company that is a client of one of the Advisers, such as GAMCO Asset Management Inc. A conflict also may arise when a client of one of the Advisers has made a shareholder proposal in a proxy to be voted upon by one or more of the Advisers. The Director of Proxy Voting Services, together with the Legal Department, will scrutinize all proxies for these or other situations that may give rise to a conflict of interest with respect to the voting of proxies.

B.	Operation of Proxy Voting Committee

For matters submitted to the Committee, each member of the Committee will receive, prior to the meeting, a copy of the proxy statement, a summary of any views provided by the Chief Investment Officer and any recommendations by GBL analysts. The Chief Investment Officer or the GBL analysts may be invited to present their viewpoints. If the Director of Proxy Voting Services or the Legal Department believe that the matter before the committee is one with respect to which a conflict of interest may exist between the Advisers and their clients, counsel will provide an opinion to the Committee concerning the conflict. If the matter is one in which the interests of the clients of one or more of the Advisers may diverge, counsel will so advise and the Committee may make different recommendations as to different clients. For any matters where the recommendation may trigger appraisal rights, counsel will provide an opinion concerning the likely risks and merits of such an appraisal action.

Each matter submitted to the Committee will be determined by the vote of a majority of the members present at the meeting. Should the vote concerning one or more recommendations be tied in a vote of the Committee, the Chairman of the Committee will cast the deciding vote. The Committee will notify the proxy department of its decisions and the proxies will be voted accordingly.

Although the Proxy Guidelines express the normal preferences for the voting of any shares not covered by a contrary investment guideline provided by the client, the Committee is not bound by the preferences set forth in the Proxy Guidelines and will review each matter on its own merits. The Advisers subscribe to Institutional Shareholder Services, Inc. (“ISS”) and Glass Lewis & Co. LLC (“Glass Lewis”), which supply current information on companies, matters being voted on, regulations, trends in proxy voting and information on corporate governance issues. The information provided by ISS and Glass Lewis is for informational purposes only.

If the vote cast either by the analyst or as a result of the deliberations of the Proxy Voting Committee runs contrary to the recommendation of the Board of Directors of the issuer, the matter will be referred to legal counsel to determine whether an amendment to the most recently filed Schedule 13D is appropriate.

II.	Social Issues and Other Client Guidelines

If a client has provided special instructions relating to the voting of proxies, they should be noted in the client’s account file and forwarded to the proxy department. This is the responsibility of the investment professional or sales assistant for the client. In accordance with Department of Labor guidelines, the Advisers’ policy is to vote on behalf of ERISA accounts in the best interest of the plan participants with regard to social issues that carry an economic impact. Where an account is not governed by ERISA, the Advisers will vote shares held on behalf of the client in a manner consistent with any individual investment/voting guidelines provided by the client. Otherwise the Advisers may abstain with respect to those shares.

Specific to the Gabelli ESG Fund, the Proxy Voting Committee will rely on the advice of the portfolio managers of the Gabelli ESG Fund to provide voting recommendations on the securities held in the portfolio.

III.	Client Retention of Voting Rights

If a client chooses to retain the right to vote proxies or if there is any change in voting authority, the following should be notified by the investment professional or sales assistant for the client.

•	Operations

•	Proxy Department

•	Investment professional assigned to the account

In the event that the Board of Directors (or a Committee thereof) of one or more of the investment companies managed by one of the Advisers has retained direct voting control over any security, the Proxy Voting Department will provide each Board Member (or Committee member) with a copy of the proxy statement together with any other relevant information.

IV.	Proxies of Certain Non-U.S. Issuers

Proxy voting in certain countries requires “share-blocking.” Shareholders wishing to vote their proxies must deposit their shares shortly before the date of the meeting with a designated depository. During the period in which the shares are held with a depository, shares that will be voted at the meeting cannot be sold until the meeting has taken place and the shares are returned to the clients’ custodian. Absent a compelling reason to the contrary, the Advisers believe that the benefit to the client of exercising the vote is outweighed by the cost of voting and therefore, the Advisers will not typically vote the securities of non-U.S. issuers that require share-blocking.

In addition, voting proxies of issuers in non-US markets may also give rise to a number of administrative issues or give rise to circumstances under which voting would impose a cost (real or implied) on its client which may cause the Advisers to abstain from voting such proxies. For example, the Advisers may receive the notices for shareholder meetings without adequate time to consider the proposals in the proxy or after the cut-off date for voting. Other markets require the Advisers to provide local agents with power of attorney prior to implementing their respective voting instructions on the proxy. Other markets may require disclosure of certain ownership information in excess of what is required to vote in the U.S. market. Although it is the Advisers’ policies to vote the proxies for its clients for which they have proxy voting authority, in the case of issuers in non-US markets, we vote client proxies on a best efforts basis.

V.	Voting Records

The Proxy Voting Department will retain a record of matters voted upon by the Advisers for their clients. The Advisers will supply information on how they voted a client’s proxy upon request from the client.

The complete voting records for each registered investment company (the “Fund”) that is managed by the Advisers will be filed on Form N-PX for the twelve months ended June 30th, no later than August 31st of each year. A description of the Fund’s proxy voting policies, procedures, and how the Fund voted proxies relating to portfolio securities is available without charge, upon request, by (i) calling 800-GABELLI (800-422-3554); (ii) writing to Gabelli Funds, LLC at One Corporate Center, Rye, NY 10580-1422; or (iii) visiting the SEC’s website at www.sec.gov.

The Advisers’ proxy voting records will be retained in compliance with Rule 204-2 under the Investment Advisers Act.

VI.	Voting Procedures

1.      Custodian banks, outside brokerage firms and clearing firms are responsible for forwarding proxies directly to the Advisers.

Proxies are received in one of two forms:

•

Shareholder Vote Instruction Forms (“VIFs”) - Issued by Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge is an outside service contracted by the various institutions to issue proxy materials.

•	Proxy cards which may be voted directly.

2.      Upon receipt of the proxy, the number of shares each form represents is logged into the proxy system, electronically or manually, according to security.

3.      Upon receipt of instructions from the proxy committee, the votes are cast and recorded for each account.

Records have been maintained on the ProxyEdge system.

ProxyEdge records include:

Security Name and CUSIP Number

Date and Type of Meeting (Annual, Special, Contest)

Directors’ Recommendation (if any)

How the Adviser voted for the client on item

4.      VIFs are kept alphabetically by security. Records for the current proxy season are located in the Proxy Voting Department office. In preparation for the upcoming season, files are transferred to an offsite storage facility during January/February.

5.      If a proxy card or VIF is received too late to be voted in the conventional matter, every attempt is made to vote including:

•	When a solicitor has been retained, the solicitor is called. At the solicitor’s direction, the proxy is faxed or sent electronically.

•	In some circumstances VIFs can be faxed or sent electronically to Broadridge up until the time of the meeting.

6.      In the case of a proxy contest, records are maintained for each opposing entity.

7.      Voting in Person

a)	At times it may be necessary to vote the shares in person. In this case, a “legal proxy” is obtained in the following manner:

•	Banks and brokerage firms using the services at Broadridge:

Broadridge is notified that we wish to vote in person. Broadridge issues individual legal proxies and sends them back via email or overnight (or the Adviser can pay messenger charges). A lead-time of at least two weeks prior to the meeting is needed to do this. Alternatively, the procedures detailed below for banks not using Broadridge may be implemented.

•	Banks and brokerage firms issuing proxies directly:

The bank is called and/or faxed and a legal proxy is requested.

All legal proxies should appoint:

“Representative of [Adviser name] with full power of substitution.”

b)	The legal proxies are given to the person attending the meeting along with the limited power of attorney.

Appendix A

Proxy Guidelines

PROXY VOTING GUIDELINES

General Policy Statement

It is the policy of GAMCO Investors, Inc., and its affiliated advisers (collectively “the Advisers”) to vote in the best economic interests of our clients. As we state in our Magna Carta of Shareholders Rights, established in May 1988, we are neither for nor against management. We are for shareholders.

At our first proxy committee meeting in 1989, it was decided that each proxy statement should be evaluated on its own merits within the framework first established by our Magna Carta of Shareholders Rights. The attached guidelines serve to enhance that broad framework.

We do not consider any issue routine. We take into consideration all of our research on the company, its directors, and their short and long term goals for the company. In cases where issues that we generally do not approve of are combined with other issues, the negative aspects of the issues will be factored into the evaluation of the overall proposals but will not necessitate a vote in opposition to the overall proposals.

Board of Directors

We do not consider the election of the Board of Directors a routine issue. Each slate of directors is evaluated on a case-by-case basis.

Factors taken into consideration include:

•	Historical responsiveness to shareholders

This may include such areas as:

•	Paying greenmail

•	Failure to adopt shareholder resolutions receiving a majority of shareholder votes

•	Qualifications

•	Nominating committee in place

•	Number of outside directors on the board

•	Attendance at meetings

•	Overall performance

Selection of Auditors

In general, we support the Board of Directors’ recommendation for auditors.

Blank Check Preferred Stock

We oppose the issuance of blank check preferred stock.

Blank check preferred stock allows the company to issue stock and establish dividends, voting rights, etc. without further shareholder approval.

Classified Board

A classified board is one where the directors are divided into classes with overlapping terms. A different class is elected at each annual meeting.

While a classified board promotes continuity of directors facilitating long range planning, we feel directors should be accountable to shareholders on an annual basis. We will look at this proposal on a case-by-case basis taking into consideration the board’s historical responsiveness to the rights of shareholders.

Where a classified board is in place we will generally not support attempts to change to an annually elected board.

When an annually elected board is in place, we generally will not support attempts to classify the board.

Increase Authorized Common Stock

The request to increase the amount of outstanding shares is considered on a case-by-case basis.

Factors taken into consideration include:

•	Future use of additional shares

•	Stock split

•	Stock option or other executive compensation plan

•	Finance growth of company/strengthen balance sheet

•	Aid in restructuring

•	Improve credit rating

•	Implement a poison pill or other takeover defense

•	Amount of stock currently authorized but not yet issued or reserved for stock option plans

•	Amount of additional stock to be authorized and its dilutive effect

We will support this proposal if a detailed and verifiable plan for the use of the additional shares is contained in the proxy statement.

Confidential Ballot

We support the idea that a shareholder’s identity and vote should be treated with confidentiality.

However, we look at this issue on a case-by-case basis.

In order to promote confidentiality in the voting process, we endorse the use of independent Inspectors of Election.

Cumulative Voting

In general, we support cumulative voting.

Cumulative voting is a process by which a shareholder may multiply the number of directors being elected by the number of shares held on record date and cast the total number for one candidate or allocate the voting among two or more candidates.

Where cumulative voting is in place, we will vote against any proposal to rescind this shareholder right.

Cumulative voting may result in a minority block of stock gaining representation on the board. When a proposal is made to institute cumulative voting, the proposal will be reviewed on a case-by-case basis. While we feel that each board member should represent all shareholders, cumulative voting provides minority shareholders an opportunity to have their views represented.

Director Liability and Indemnification

We support efforts to attract the best possible directors by limiting the liability and increasing the indemnification of directors, except in the case of insider dealing.

Equal Access to the Proxy

The SEC’s rules provide for shareholder resolutions. However, the resolutions are limited in scope and there is a 500 word limit on proponents’ written arguments. Management has no such limitations. While we support equal access to the proxy, we would look at such variables as length of time required to respond, percentage of ownership, etc.

Fair Price Provisions

Charter provisions requiring a bidder to pay all shareholders a fair price are intended to prevent two-tier tender offers that may be abusive. Typically, these provisions do not apply to board-approved transactions.

We support fair price provisions because we feel all shareholders should be entitled to receive the same benefits.

Reviewed on a case-by-case basis.

Golden Parachutes

Golden parachutes are severance payments to top executives who are terminated or demoted after a takeover.

We support any proposal that would assure management of its own welfare so that they may continue to make decisions in the best interest of the company and shareholders even if the decision results in them losing their job. We do not, however, support excessive golden parachutes. Therefore, each proposal will be decided on a case-by- case basis.

Anti-Greenmail Proposals

We do not support greenmail. An offer extended to one shareholder should be extended to all shareholders equally across the board.

Limit Shareholders’ Rights to Call Special Meetings

We support the right of shareholders to call a special meeting.

Reviewed on a case by case basis.

Consideration of Nonfinancial Effects of a Merger

This proposal releases the directors from only looking at the financial effects of a merger and allows them the opportunity to consider the merger’s effects on employees, the community, and consumers.

As a fiduciary, we are obligated to vote in the best economic interests of our clients. In general, this proposal does not allow us to do that. Therefore, we generally cannot support this proposal.

Reviewed on a case-by-case basis.

Mergers, Buyouts, Spin-Offs, Restructurings

Each of the above is considered on a case-by-case basis. According to the Department of Labor, we are not required to vote for a proposal simply because the offering price is at a premium to the current market price. We may take into consideration the long term interests of the shareholders.

Military Issues

Shareholder proposals regarding military production must be evaluated on a purely economic set of criteria for our ERISA clients. As such, decisions will be made on a case-by-case basis.

In voting on this proposal for our non-ERISA clients, we will vote according to the client’s direction when applicable. Where no direction has been given, we will vote in the best economic interests of our clients. It is not our duty to impose our social judgment on others.

Northern Ireland

Shareholder proposals requesting the signing of the MacBride principles for the purpose of countering the discrimination of Catholics in hiring practices must be evaluated on a purely economic set of criteria for our ERISA clients. As such, decisions will be made on a case-by-case basis.

In voting on this proposal for our non-ERISA clients, we will vote according to client direction when applicable. Where no direction has been given, we will vote in the best economic interests of our clients. It is not our duty to impose our social judgment on others.

Opt Out of State Anti-Takeover Law

This shareholder proposal requests that a company opt out of the coverage of the state’s takeover statutes. Example: Delaware law requires that a buyer must acquire at least 85% of the company’s stock before the buyer can exercise control unless the board approves.

We consider this on a case-by-case basis. Our decision will be based on the following:

•	State of Incorporation

•	Management history of responsiveness to shareholders

•	Other mitigating factors

Poison Pill

In general, we do not endorse poison pills.

In certain cases where management has a history of being responsive to the needs of shareholders and the stock is very liquid, we will reconsider this position.

Reincorporation

Generally, we support reincorporation for well-defined business reasons. We oppose reincorporation if proposed solely for the purpose of reincorporating in a state with more stringent anti-takeover statutes that may negatively impact the value of the stock.

Stock Incentive Plans

Director and Employee Stock incentive plans are an excellent way to attract, hold and motivate directors and employees. However, each incentive plan must be evaluated on its own merits, taking into consideration the following:

•	Dilution of voting power or earnings per share by more than 10%.

•	Kind of stock to be awarded, to whom, when and how much.

•	Method of payment.

•	Amount of stock already authorized but not yet issued under existing stock plans.

•	The successful steps taken by management to maximize shareholder value.

Supermajority Vote Requirements

Supermajority vote requirements in a company’s charter or bylaws require a level of voting approval in excess of a simple majority of the outstanding shares. In general, we oppose supermajority-voting requirements. Supermajority requirements often exceed the average level of shareholder participation. We support proposals’ approvals by a simple majority of the shares voting.

Limit Shareholders Right to Act by Written Consent

Written consent allows shareholders to initiate and carry on a shareholder action without having to wait until the next annual meeting or to call a special meeting. It permits action to be taken by the written consent of the same percentage of the shares that would be required to effect proposed action at a shareholder meeting.

Reviewed on a case-by-case basis.

“Say-on-Pay” / “Say-When-on-Pay” / “Say-on-Golden-Parachutes”

Required under the Dodd-Frank Act; these proposals are non-binding advisory votes on executive compensation. We will generally vote with the Board of Directors’ recommendation(s) on advisory votes on executive compensation (“Say-on-Pay”), advisory votes on the frequency of voting on executive compensation (“Say-When-on-Pay”) and advisory votes relating to extraordinary transaction executive compensation (“Say-on-Golden-Parachutes”). In those instances when we believe that it is in our clients’ best interest, we may abstain or vote against executive compensation and/or the frequency of votes on executive compensation and/or extraordinary transaction executive compensation advisory votes.

Proxy Access

We generally believe that proxy access is a useful tool to promote board accountability by requiring that a company’s proxy materials contain not only the names of management nominees, but also any candidates nominated by long-term shareholders holding at least a certain stake in the company. We will review proposals regarding proxy access on a case by case basis taking into account the provisions of the proposal, the company’s current governance structure, the successful steps taken by management to maximize shareholder value, as well as other applicable factors.

PART C — OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1.     Financial Statements

(a)	None

(b)	Part A

None

Part B

The following statements of the Registrant are incorporated by reference in Part B of the Registration Statement:

Schedule of Investments at December 31, 2018

Statement of Assets and Liabilities as of December 31, 2018

Statement of Operations for the Year Ended December 31, 2018

Statement of Changes in Net Assets for the Year Ended December 31, 2018

Notes to Financial Statements for the Year Ended December 31, 2018

Report of Independent Registered Public Accounting Firm for the Year Ended December 31, 2018

Schedule of Investments at June 30, 2019

Statement of Assets and Liabilities as of June 30, 2019

Statement of Operations for the Period Ended June 30, 2019

Statement of Changes in Net Assets for the Period Ended June 30, 2019

Notes to Financial Statements for the Period Ended June 30, 2019

2.     Exhibits

(a)(i)	Articles of Incorporation (2)

(a)(ii)(a)	Articles Supplementary for the 7.25% Cumulative Preferred Stock (2)

(a)(ii)(b)	Articles Supplementary for the 7.20% Tax Advantaged Series B Cumulative Preferred Stock (3)

(a)(ii)(c)	Articles of Amendment dated June 15, 2001 to the Articles Supplementary for the 7.20% Tax Advantaged Series B Cumulative Preferred Stock (3)

(a)(ii)(d)	Articles Supplementary for the Series C Auction Rate Cumulative Preferred Stock (5)

(a)(iii)	Articles Supplementary for the 5.875% Series D Cumulative Preferred Stock (6)

(a)(iv)	Articles Supplementary for the Series E Auction Rate Preferred Stock (6)

(a)(v)	Articles Supplementary for the 6.20% Series F Cumulative Preferred Stock (9)

(a)(vi)	Articles Supplementary for election to be subject to Section 3-804(c) of the Maryland General Corporation Law (11)

(a)(vii)	Articles of Amendment dated May 12, 2004 to the Articles of Incorporation (7)

(a)(viii)	Articles of Amendment dated September 12, 2005 to the Articles of Incorporation (8)

(a)(ix)	Articles of Amendment dated May 29, 2009 to the Articles Supplementary for the Series C Auction Rate Cumulative Preferred Stock (12)

(a)(x)	Articles of Amendment dated May 29, 2009 to the Articles Supplementary for the 5.875% Series D Cumulative Preferred Stock (12)

(a)(xi)	Articles of Amendment dated May 29, 2009 to the Articles Supplementary for the Series E Auction Rate Preferred Stock (12)

(a)(xii)	Articles of Amendment dated May 29, 2009 to the Articles Supplementary for the 6.20% Series F Cumulative Preferred Stock (12)

(a)(xiii)	Articles Supplementary for the Series G Cumulative Preferred Stock (14)

(a)(xiv)	Articles Supplementary for the 5.00% Series H Cumulative Preferred Stock (15)

(a)(xv)	Articles of Amendment dated November 15, 2012 to the Articles Supplementary for the Series C Auction Rate Cumulative Preferred Stock (16)

(a)(xvi)	Articles of Amendment dated November 15, 2012 to the Articles Supplementary for the 5.875% Series D Cumulative Preferred Stock (16)

(a)(xvii)	Articles of Amendment dated November 15, 2012 to the Articles Supplementary for the Series E Auction Rate Preferred Stock (16)

(a)(xviii)	Articles of Amendment dated January 23, 2014 to the Articles Supplementary for the Series C Auction Rate Cumulative Preferred Stock (17)

(a)(xix)	Articles of Amendment dated January 23, 2014 to the Articles Supplementary for the Series E Auction Rate Preferred Stock (17)

(a)(xx)	Articles of Amendment dated January 23, 2014 to the Articles Supplementary for the 5.00% Series H Cumulative Preferred Stock (17)

(a)(xxi)	Articles Supplementary for the 5.45% Series J Cumulative Preferred Stock (20)

(a)(xxii)	Articles of Amendment dated October 17, 2017 to the Articles of Incorporation (22)

(b)	Amended and Restated By-Laws of Registrant (10)

(c)	Not applicable

(d)(i)	Form of certificate for Common Stock, par value $.001 per share (1)

(d)(ii)	Series C Auction Rate Cumulative Preferred Stock (5)

(d)(iii)	5.875% Series D Cumulative Preferred Stock (6)

(d)(iv)	Series E Auction Rate Preferred Stock (6)

(e)	Automatic Dividend Reinvestment and Voluntary Cash Purchase Plan of The Gabelli Equity Trust Inc. (the “Registrant”) (2)

(f)	Not applicable

(g)	Investment Advisory Agreement between Registrant and Gabelli Funds, LLC (the “Investment Adviser”) (1)

(h)(i)	Form of Underwriting Agreement (25)

(i)	Not applicable

(j)	Custodian Contract between Registrant and The Bank of New York Mellon (11)

(k)(i)	Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (11)

(k)(i)(a)	Amendment No. 1 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (15)

(k)(i)(b)	Amendment No. 2 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (15)

(k)(i)(c)	Amendment No. 3 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (19)

(k)(i)(d)	Amendment No. 4 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (19)

(k)(i)(e)	Amendment No. 5 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (19)

(k)(i)(f)	Amendment No. 6 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (20)

(k)(i)(g)	Amendment No. 7 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (21)

(k)(i)(h)	Amendment No. 8 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (21)

(k)(i)(i)	Amendment No. 9 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (21)

(k)(i)(j)	Amendment No. 10 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (22)

(k)(i)(k)	Amendment No. 11 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (22)

(k)(i)(l)	Amendment No. 12 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (23)

(k)(i)(m)	Amendment No. 13 to Transfer Agency and Service Agreement among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (23)

(k)(ii)	Fee and Service Schedule for Stock Transfer Services among Registrant, Computershare Trust Company, N.A. and Computershare Inc. (11)

(k)(iii)	Form of Auction Agency Agreement for the Series C Auction Rate Cumulative Preferred Stock (5)

(k)(iv)	Form of Auction Agency Agreement for the Series E Auction Rate Preferred Stock (6)

(k)(v)	Form of Broker-Dealer Agreement for the Series C Auction Rate Cumulative Preferred Stock (5)

(k)(vi)	Form of Broker-Dealer Agreement for the Series E Auction Rate Preferred Stock (6)

(l)(i)	Opinion and Consent of Venable LLP (22)

(m)	Not applicable

(n)(i)	Consent of Independent Registered Public Accounting Firm (24)

(n)(ii)(a)	Powers of Attorney, except Mr. Kuni Nakamura (21)

(n)(ii)(b)	Power of Attorney of Mr. Kuni Nakamura (23)

(o)	Not applicable

(p)	Not applicable

(q)	Not applicable

(r)(i)	Code of Ethics of the Investment Adviser and of the Registrant (23)

(r)(ii)	Joint Code of Ethics of the Investment Adviser and of the Registrant for Chief Executive and Senior Financial Officers of the Gabelli Funds (11)

(1)

Incorporated by reference to the Registrant’s Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 033-62323 and 811-04700) as filed with the Securities and Exchange Commission on October 13, 1995.

(2)

Incorporated by reference to the Registrant’s Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 33 3-45951 and 811-04700) as filed with the Securities and Exchange Commission on April 7, 1998.

(3)

Incorporated by reference to the Registrant’s Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-47012 and 811-4700) as filed with the Securities and Exchange Commission on June 11, 2001.

(4)

Incorporated by reference to the Registrant’s Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-47012 and 811-04700) as filed with the Securities and Exchange Commission on December 1, 2000.

(5)

Incorporated by reference to the Registrant’s Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-86554 and 811-04700) as filed with the Securities and Exchange Commission on June 25, 2002.

(6)

Incorporated by reference to the Registrant’s Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-106081 and 811-04700) as filed with the Securities and Exchange Commission on October 1, 2003.

(7)	Incorporated by reference to the Registrant’s Registration Statement on Form N-14 (File No. 333-126111) as filed with the Securities and Exchange Commission on June 24, 2005.
(8)

Incorporated by reference to the Registrant’s Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-127724 and 811-04700) as filed with the Securities and Exchange Commission on September 15, 2005.

(9)

Incorporated by reference to the Registrant’s Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-137298 and 811-04700) as filed with the Securities and Exchange Commission on November 6, 2006.

(10)	Incorporated by reference to the Registrant’s filing on Form 8-K (File No. 811-04700) as filed with the Securities and Exchange Commission on December 9, 2010.
(11)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on April 29, 2011.
(12)

Incorporated by reference to the Registrant’s Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on June 22, 2011.

(13)

Incorporated by reference to the Registrant’s Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on May 31, 2012.

(14)

Incorporated by reference to the Registrant’s Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on June 21, 2012.

(15)

Incorporated by reference to the Registrant’s Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on September 26, 2012.

(16)

Incorporated by reference to the Registrant’s Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-173819 and 811-04700) as filed with the Securities and Exchange Commission on March 25, 2013.

(17)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-195247 and 811-04700) as filed with the Securities and Exchange Commission on April 14, 2014.
(18)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-195247 and 811-04700) as filed with the Securities and Exchange Commission on August 5, 2014.
(19)

Incorporated by reference to the Registrant’s Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-195247 and 811-04700) as filed with the Securities and Exchange Commission on March 18, 2016.

(20)

Incorporated by reference to the Registrant’s Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-195247 and 811-04700) as filed with the Securities and Exchange Commission on March 29, 2016.

(21)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-220232 and 811-04700) as filed with the Securities and Exchange Commission on August 29, 2017.
(22)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-220232 and 811-04700) as filed with the Securities and Exchange Commission on October 20, 2017.
(23)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-220232 and 811-04700) as filed with the Securities and Exchange Commission on September 24, 2019.
(24)	Filed herewith.
(25)	To be filed by amendment.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” beginning on page 75 of the Prospectus is incorporated by reference.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

Accounting fees	$78,000
Legal fees	$440,000
NYSE listing fees	$222,533
Printing expenses	$575,000
Rating agency fees	$100,000
SEC registration fees	$60,000
Miscellaneous	$489,367

Total	$1,966,000

Item 28. Persons Controlled by or Under Common Control with Registrant

None.

Item 29. Number of Holders of Securities as of September 18, 2019:

Class of Stock	Number of Record Holders

Common Stock	5,082
Series C Auction Rate Preferred	1
Series D Preferred	1
Series E Auction Rate Preferred	1
Series G Preferred	2
Series H Preferred	1
Series J Preferred	1

Item 30. Indemnification

Article VI of the Registrant’s Amended and Restated Bylaws provides as follows:

ARTICLE VI

INDEMNIFICATION, ADVANCE OF EXPENSES AND INSURANCE

SECTION 1.    Indemnification of Directors and Officers. Any person who was or is a party or is threatened to be made a party in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is a current or former director or officer of the Corporation, or is or was serving while a director or officer of the Corporation at the request of the Corporation as a director, officer, partner, trustee, employee, agent or fiduciary of another corporation, partnership, joint venture, trust, enterprise or employee benefit plan, shall be indemnified by the Corporation against judgments, penalties, fines, excise taxes, settlements and reasonable expenses (including attorneys’ fees) actually incurred by such person in connection with such action, suit or proceeding to the full extent permissible under the MGCL, the Securities Act of 1933, as amended, and the Investment Company Act, as those statutes are now or hereafter in force, except that such indemnity shall not protect any such person against any liability to the Corporation or any stockholder thereof to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (“disabling conduct”).

SECTION 2.    Advances. Any current or former director or officer of the Corporation claiming indemnification within the scope of this Article VI shall be entitled to advances from the Corporation for payment of the reasonable expenses incurred by him or her in connection with proceedings to which he or she is a party in the manner and to the full extent permissible under the MGCL, the Securities Act of 1933, as amended, and the Investment Company Act, as those statutes are now or hereafter in force; provided, however, that the person seeking indemnification shall provide to the Corporation a written affirmation of his good faith belief that the standard of conduct necessary for indemnification by the Corporation has been met and a written undertaking to repay any such advance, if it should ultimately be determined that the standard of conduct has not been met, and provided further that at least one of the following additional conditions is met: (a) the person seeking indemnification shall provide a security in form and amount acceptable to the Corporation for his undertaking; (b) the Corporation is insured against losses arising by reason of the advance; or (c) a majority of a quorum of directors of the Corporation who are neither “interested persons” as defined in Section 2(a)(19) of the Investment Company Act, nor parties to the proceeding (“disinterested non-party directors”), or independent legal counsel, in a written opinion, shall determine, based on a review of facts readily available to the Corporation at the time the advance is proposed to be made, that there is reason to believe that the person seeking indemnification will ultimately be found to be entitled to indemnification.

SECTION 3.    Procedure. At the request of any current or former director or officer, or any employee or agent whom the Corporation proposes to indemnify, the Board of Directors shall determine, or cause to be determined, in a manner consistent with the MGCL, the Securities Act of 1933, as amended, and the Investment Company Act, as those statutes are now or hereafter in force, whether the standards required by this Article V have been met; provided, however, that indemnification shall be made only following: (a) a final decision on the merits by a court or other body before whom the proceeding was brought that the person to be indemnified was not liable by reason of disabling conduct or (b) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that the person to be indemnified was not liable by reason of disabling conduct, by (i) the vote of a majority of a quorum of disinterested non-party directors or (ii) an independent legal counsel in a written opinion.

SECTION 4.    Indemnification of Employees and Agents. Employees and agents who are not officers or directors of the Corporation may be indemnified, and reasonable expenses may be advanced to such employees or agents, in accordance with the procedures set forth in this Article V to the extent permissible under the MGCL, the Securities Act of 1933, as amended, and the Investment Company Act, as those statutes are now or hereafter in force, and to such further extent, consistent with the foregoing, as may be provided by action of the Board of Directors or by contract.

SECTION 5.    General; Other Rights. The rights to indemnification and advance of expenses provided by the Charter and these Bylaws shall vest immediately upon election of a director or officer. Neither the amendment nor repeal of this Article, nor the adoption or amendment of any other provision of the Charter or these Bylaws inconsistent with this Article, shall apply to or affect in any respect the applicability of the preceding paragraph with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption. The indemnification provided by this Article VI shall not be deemed exclusive of any other right, with respect to indemnification or otherwise, to which those seeking such indemnification may be entitled under any insurance or other agreement, vote of stockholders or disinterested directors or otherwise, both as to action by a director or officer of the Corporation in his official capacity and as to action by such person in another capacity while holding such office or position, and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

SECTION 6.    Insurance. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or who, while a director, officer, employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, agent or fiduciary of another corporation, partnership, joint venture, trust, enterprise or employee benefit plan, against any liability asserted against and incurred by him or her in any such capacity, or arising out of his or her status as such, and reasonable expenses incurred by him or her in connection with proceedings to which he or she is made a party, provided that no insurance may be obtained by the Corporation for liabilities against which the Corporation is specifically prohibited from indemnifying him or her under this Article VI or applicable law.

Section 5 of the Registrant’s Investment Advisory Agreement provides as follows:

5.     Standard of Care

The Advisor shall exercise its best judgment in rendering the services described in paragraphs 2 and 3 above. The Advisor shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters of which this Agreement relates, provided that nothing in this paragraph shall be deemed to protect or purport to protect the Advisor against any liability to the Fund or to its shareholders to which the Advisor would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or by reason of the Advisor’s reckless disregard of its obligations and duties under this Agreement.

Other

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

The Investment Adviser, a limited liability company organized under the laws of the State of New York, acts as investment adviser to the Registrant. The Registrant is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of the Investment Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Investment Adviser or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of the Investment Adviser filed with the SEC pursuant to the 1940 Act (Commission File No. 801-37706).

Item 32. Location of Accounts and Records

The accounts and records of the Registrant are maintained in part at the office of the Investment Adviser at One Corporate Center, Rye, New York 10580-1422, in part at the offices of the Registrant’s custodian, The Bank of New York Mellon Corporation, 135 Santilli Highway, Everett, Massachusetts 02149, in part at the offices of the Registrant’s sub-administrator, BNY Mellon Investment Servicing (US) Inc., 400 Bellevue Parkway, Wilmington, Delaware, 19809, and in part at the offices of Computershare Trust Company, N.A., 250 Royall Street, Canton, Massachusetts 02021.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.    Registrant undertakes to suspend the offering of shares until it amends its prospectus if (a) subsequent to the effective date of its Registration Statement, the net asset value declines more than ten percent from the later of its net asset value as of the effective date of the Registration Statement or the filing of a prospectus supplement pursuant to Rule 497, under the Securities Act, setting forth the terms of the offering or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.    Not applicable.

3.    If the securities being registered are to be offered to existing shareholders pursuant to warrants or subscription rights to purchase its common stock, and any securities not taken by shareholders are to be reoffered to the public, the Registrant undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant further undertakes to file a post-effective amendment to set forth the terms of such offering.

4.    Registrant undertakes:

(a)	to file, during and period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)

to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(3)

to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; and

(4)

if (i) it determines to conduct one or more offerings of the Fund’s common shares (including rights to purchase its common shares) at a price below its net asset value per common share at the date the offering is commenced, and (ii) such offering or offerings will result in greater than a 15% dilution to the Fund’s net asset value per common share.

(b)

that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)

that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act.

(2)

the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.    Registrant undertakes:

(a)

that, for the purpose of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497(h) will be deemed to be a part of the Registration Statement as of the time it was declared effective.

(b)

that, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus will be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

6.    Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information constituting Part B of this Registration Statement.

7.    Registrant undertakes to only offer rights to purchase a combination of common and preferred stock together after a post-effective amendment to the Registration Statement relating to such rights has been declared effective.

SIGNATURES

As required by the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rye, State of New York, on the 19th day of November, 2019.

THE GABELLI EQUITY TRUST INC.
By:	/s/ BRUCE N. ALPERT
Bruce N. Alpert
President and Principal Executive Officer

As required by the Securities Act of 1933, as amended, this Form N-2 has been signed below by the following persons in the capacities set forth below on the 19th day of November, 2019.

NAME	TITLE
* Mario J. Gabelli	Director
* James P. Conn	Director
* Frank J. Fahrenkopf, Jr.	Director
* Michael J. Ferrantino	Director
* William F. Heitmann	Director
* Kuni Nakamura	Director
* Salvatore J. Zizza	Director
/s/ BRUCE N. ALPERT Bruce N. Alpert	President and Principal Executive Officer
/S/ JOHN C. BALL John C. Ball	Treasurer and Principal Financial and Accounting Officer
/S/ BRUCE N. ALPERT Bruce N. Alpert	Attorney-in-Fact

*	Pursuant to a Power of Attorney

EXHIBIT INDEX

Exhibit Number	Description

(n)(i)	Consent of Independent Registered Public Accounting Firm